82-5036

06015001

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036
JUL 05 2006
213

SUPPL

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sell of AWSA shares
Released	17:20 07-Jun-06
Number	2336E

Regulatory announcement no 36/2006 dated 7th June 2006

Transfer of the ownership of AWSA Holland II B.V. shares sold by PKN ORLEN to Kulczyk Holding.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 7 June 2006 it signed an Agreement of Share Disposal with Kulczyk Holding S.A. („Kulczyk Holding"), in which ownership of 165,924 shares in Dutch company AWSA Holland II B.V., being sold by PKN ORLEN, was transferred to Kulczyk Holding. The Agreement of Share Disposal is a result of fulfilling the conditions mentioned in the Sale Agreement signed on 27 February 2006 between PKN ORLEN and Kulczyk Holding ("Sale Agreement"). The Sale Agreement was signed as a result of the Supplementary Agreement dated 14 November 2002 signed by PKN ORLEN and Kulczyk Holding. The shares sold by PKN ORLEN represent 9.218% of the initial capital of AWSA Holland II B.V.

After the transaction PKN ORLEN does not posses any shares in AWSA Holland II B.V.

AWSA Holland II B.V. is the sole partner of AWSA Holland I B.V., a Dutch company holding a 98.85 per cent stake in Autostrada Wielkopolska S.A.

See also regulatory announcements: no 81/2002 dated 20 September 2002, no 94/2002 dated 25 October 2002, no 101/2002 dated 15 November 2002, no 108/2002 dated 11 December 2002, no 15/2006 dated 28 February 2006

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with GoL
Released	17:15 09-Jun-06
Number	3860E

The Government of the Republic of Lithuania executes the agreements related to the sale of shares in Mazeikiu Nafta to PKN ORLEN

Regulatory announcement no 37/2006 dated 9th June 2006

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**"), Central Europe's largest downstream oil company, hereby announces that on 9 June 2006, the Government of the Republic of Lithuania (the "**GOL**") executed the following documents (the "**Transaction Documents**") related to the sale of GOL's shares in AB Mazeikiu Nafta to PKN ORLEN: (a) the Share Sale and Purchase Agreement, (b) the Put Option Agreement, (c) the Shareholders' Agreement and (d) the Deed of Termination and Release. The Transaction Documents were unilaterally executed by PKN ORLEN on 19 May 2006 and delivered to the GOL. The GOL executed the Transaction Documents following the approval of the transaction between the GOL and PKN ORLEN by the Lithuanian Parliament on 1 June 2006.

The key terms of the Transaction Documents were described in the current report No 33/2006 issued by PKN ORLEN on 26 May 2006.

The Transaction Documents are material agreements because the value of the interrelated transactions contemplated under the Transaction Documents and the Share Sale and Purchase Agreement dated 26 May 2006 between PKN ORLEN and Yukos International UK B.V. exceeds 10% of PKN ORLEN's equity.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	SB Assesment of the Company
Released	16:17 14-Jun-06
Number	5929E

Assessment of the situation of PKN ORLEN, as presented by the PKN ORLEN Supervisory Board

Regulatory announcement no 38/2006 dated 14th June 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, in accordance with the rule no 18 of the code of "Good Practices in Public Companies 2005", adopted by the Warsaw Stock Exchange, announces an assessment of the situation of PKN ORLEN, as presented by the PKN ORLEN Supervisory Board:

"Acting in accordance with Rule 18 of Good Practices in Public Companies 2005, the Supervisory Board of PKN ORLEN S.A. presents its assessment of the situation of the Company.

The year 2005 was extremely successful, but also particularly demanding for PKN ORLEN S.A. A number of different processes, which occurred simultaneously, absorbed the attention of the management of the Company, including the Supervisory Board, to the maximum extent. In the first place, the successful takeover and integration of the Unipetrol Group and certain related complications must be mentioned. It is, however, impossible to ignore the extensive restructuring operations, which culminated in the implementation of segment management in the Polish companies of the Capital Group as of 2006.

In this context, the still favourable macroeconomic conditions helped the Company to generate extraordinary profits from its refinery operations. The consolidated operating profit and consolidated net profit of the parent company shareholders rose by 84% and 85%, respectively, compared to the previous year (IFRS basis).

The factors that contributed to the overall financial result were described in detail in the report of the Management Board on the activities of the Capital Group in 2005. The Supervisory Board, however, reminds Shareholders about a number of one-off factors, mainly of a non-cash nature. The takeover of shares and receivables of some companies of the Unipetrol Group resulted, on the one hand, in the recognition of revenue in respect of the "negative goodwill" in the amount of PLN 1,894 million, and the fulfillment of the discount at the price of the acquired receivables in the amount of PLN 246 million. On the other hand, the Company established a large reserve for the coverage of potential negative financial results connected with the performance of contracts concerning the disposal of part of the assets and receivables relating to companies from the Unipetrol Group.

Other one-off factors include primarily the profit from the increase of inventory value caused by the rise in oil prices. PKN ORLEN is obliged to establish mandatory stocks that are included in

the calculation of the product manufacturing cost according to the effective weighted average method. If International Accounting Standards provided for the LIFO method for the disbursement of stocks, then the operating profit of the Company would have been lower by approx. PLN 1 billion! It is a non-cash factor, because it corresponds to a rise in the balance-sheet inventory value.

Intensive operations aimed at integration and internal restructuring did not prevent the Company from making brave investment decisions with a view to increasing both the organic and non-organic value of the company. In particular, over the next 3 years the Company will spend approx. PLN 2.3 billion for the construction of paraxylene and Purified Terephthalic Acid (PTA) installations. Apart from the profitability of these investments exceeding the cost of the Company's capital, these petrochemical project will enable a further increase in the deep processing of oil, which is the main source of profits for the Company, in spite of the limited absorption capacity of the Polish fuel market.

However, the future structure of the Capital Group will depend most on the takeover by PKN ORLEN, for USD 2.8 billion, of the only refinery in the Baltic states - Mažeikių Nafta, which is now subject only to the consent of regulators. The Supervisory Board expects that the experience gained during the integration of the Unipetrol Group will result in the successful implementation of this project and, in particular, the achievement of the required return rate, even assuming less favourable macroeconomic conditions than now. The Supervisory Board is also convinced about the reliability of oil suppliers, with whom PKN ORLEN is bound by long-term relationships of mutual economic dependence; nevertheless, the Company is prepared for any other scenario. Because of this, the main risk involved in this takeover of record value will be the temporarily high indebtedness of the Company. It justifies the motion of the Management Board for the approval of a conditional dividend payment.

Finally, the Supervisory Board recognises with satisfaction the significant improvement in the image of the Company, which conducts its business with full respect for the law, and the accepted rules of corporate governance, business ethics and social responsibility. In the light of these circumstances, the prospects for the Company look optimistic."

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Candidate to SupervisoryBoard
Released	16:35 22-Jun-06
Number	0431F

Candidate to the PKN ORLEN Supervisory Board put up by ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny

Regulatory announcement no 39/2006 dated 22nd June 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, in accordance with the rule no 19 of the code of "Good Practices in Public Companies 2005", adopted by the Warsaw Stock Exchange, informs that on 21st June 2006 it received from ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny, an intention to nominate Mr. Wieslaw Rozlucki as a candidate as an independent member of the Supervisory Board at the Ordinary General Meeting of the Company scheduled for 27th June 2006.

The Shareholder in its substantiation of the candidacy mentioned, among others, that: "Mr. Wieslaw Rozlucki, the President of the Warsaw Stock Exchange for many years, is an undisputable authority on Polish capital market."

Detailed information regarding above mentioned notice with also curriculum vitae of the candidate are available on PKN ORLEN website in investor relations section.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	SB Chairman resignation
Released	11:06 26-Jun-06
Number	1470F

Mr. Dariusz Dabski resigns from the position of the Chairman of PKN ORLEN Supervisory Board

Regulatory announcement no 40/2006 dated 26th June 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, announces that on 26 June 2006 it was informed that Mr. Dariusz Dabski resigned from the position of the Chairman of the PKN ORLEN Supervisory Board. Mr. Dariusz Dabski held that position from 31 January 2006.

See also: regulatory announcement no 10/2006 dated 31 January 2006.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Supervisory Board changes
Released	07:00 28-Jun-06
Number	2730F

Regulatory announcement no 41/2006 dated June 27th , 2006 Changes to the PKN ORLEN Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company announces that the Ordinary General Meeting of Shareholders on June 27, 2006 dismissed Mr. Andrzej Olechowski from the Supervisory Board of PKN ORLEN.

At the same time the Ordinary General Meeting of Shareholders appointed Mr. Maciej Mataczynski, a current Member of the PKN ORLEN Supervisory Board, to the position of Chairman of the Supervisory Board of PKN ORLEN and to the Supervisory Board, and Mr. Ryszard Sowinski and Mr. Wieslaw Rozlucki to the position of independent Members of the Supervisory Board of PKN ORLEN.

Mr. Ryszard Sowinski – law science doctor, graduated from the Faculty of Law and Administration at Adam Mickiewicz University in Poznan, where he holds the position of lecturer. He lectures on tax law and corporate finance at Adam Mickiewicz University, at the Poznan School of Banking, and at the School of Management and Banking. He is an expert at the Sobieski Institute. Mr. Sowinski specializes in issues connected with fuel taxation. He is an author of many publications in the specialist press.

Mr. Wieslaw Rozlucki: 1965 -1970 - Warsaw School of Economics (previously Central School of Planning and Statistics); Foreign Trade Faculty; Master of Economics, 1970 – 1973 Doctorate in Geographical Economics; 1979 – 1980 awarded a British Council Scholarship to the London School of Economics. 1973 – 1979 Research Employee in the Institute of Geography and Spatial Organisation in the Polish Academy of Science; 1973 – 1978 assistant; 1978 – 1989 Senior Lecturer in the Institute of Geography and Spatial Organisation in the Polish Academy of Science; 1984 – 1990 Secretary of the Polish Committee of the International Geographical Union. 1990 – advisor to the Minister of Finance in the Office of the Government Proxy for Privatizations. 1990 – 1991 Director of Capital Markets Department in the Ministry of Privatization, 1991 – to now President of the Management Board of Warsaw Stock Exchange. 1991 – 1993 Advisor to the Minister of Privatisation; 1991 – 1994 Member of the Polish Securities and Exchange Commission; 1993 – 1995 Member of the Board for Economic Development of the President of the Polish Republic; 1991 - 1994 Member of the Supervisory Board of the Gliwice Carbon Company; 1990 - 1998 Member of the Supervisory Board of the Financial-Banking Center; 2001 - 2003 Member of the Supervisory Board of the Stock Exchange Center; 2001 - 2002 Member of the Supervisory Board of XTrade .
From 1994 to now - Member of the Supervisory Board of the Polish National Depository for Securities and, from 2001, President of the Supervisory Board.

The newly elected members of the Supervisory Board are not involved in any activity in

competition with PKN ORLEN and are not partners of any competing company. They are not members of any Board of a competing capital company and are not on the list of insolvent debtors kept on record in the National Court Register Act.

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Draft resolutions
Released	07:00 06-Jun-06
Number	0948E

Regulatory announcement no 35/2006 dated June 5th , 2006

Draft resolutions with attachments to be passed by the OGM of PKN ORLEN as of 27th June 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the draft resolutions with the attachments to be passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 27th June 2006.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the election of the Chairman of the Ordinary General Meeting

§ 1

Pursuant to Art. 409, § 1 sentence 1 of the Code of Commercial Companies in conjunction with § 5 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects Mr/Ms .... as Chairman of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the adoption of the agenda of the Ordinary General Meeting

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the following agenda:

1. Opening of the General Meeting.
2. Election of the Chairman of the General Meeting.
3. Statement that the General Meeting was convened properly and is able to adopt resolutions.
4. Adoption of the agenda.
5. Election of the Tellers Committee.
6. Examination of the report of the Management Board from the activity of the Company and the financial statement as well as the motion regarding the distribution of profit for the financial year 2005.
7. Examination of the report of the Management Board from the activity of the Capital Group of Polski Koncern Naftowy ORLEN S.A. and the consolidated financial statement of the Capital Group of Polski Koncern Naftowy ORLEN S.A. for the financial year 2005.
8. Examination of the report of the Supervisory Board from the evaluation of the report of the Management Board from the activity of the Company and the financial statement in respect of their conformity with books and documents and with facts and the motion of the Management Board regarding the distribution of profit from the financial year 2005.
9. Adoption of the resolution regarding the approval of the report of the Management Board from the activity of the Company and the financial statement for the financial year 2005.
10. Adoption of the resolution regarding the approval of the report of the Management Board from the activity of the Capital Group of Polski Koncern Naftowy ORLEN S.A. and the consolidated financial statement of the Capital Group of Polski Koncern Naftowy ORLEN S.A. for the financial year 2005.
11. Adoption of the resolution regarding the distribution of profit for the financial year 2005 and the fixing of the day of dividend and the date of its payment.
12. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Management Board of the Company in 2005.
13. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Supervisory Board of the Company in 2005.
14. Adoption of the resolution regarding the lease-out of property belonging to the Dispatch Plant which constitutes an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant.

15. Adoption of resolutions regarding amendments to the Company Articles of Association and the authorisation of the Supervisory Board to establish the unified text of the amended Articles of Association.
16. Adoption of the resolution regarding the opinion of the Company about the use of Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading.
17. Adoption of the resolution regarding amendments of the Regulations of the General Meeting of the Company and the establishment of the unified text of amended Regulations.
18. Information concerning the implementation of the framework restructuring plan in the 1st quarter of 2006.
19. Changes in the Supervisory Board of the Company.
20. Conclusion of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects the following persons as members of the Tellers Committee:

- ....
- ....
- ....

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the report of the Management Board from the activity of the Company and the financial statement for the financial year 2005

§ 1

Pursuant to Art. 395 § 2 pt 1 of the Code of Commercial Companies and Art. 45 and Art. 53 par. 1 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after examination and becoming familiar with the opinion of the Supervisory Board of the Company, decides to approve the following reports and statements submitted by the Management Board of the Company:

1. report of the Management Board from the activity of the Company for the financial year 2005;
2. financial statement of the Company for the period from 1 January 2005 till 31 December 2005, covering the following items verified by a certified auditor:

- balance-sheet as on 31 December 2005, showing the amount of 19,210,119,530.36 PLN both on the side of assets and on the side of liabilities (in words: nineteen milliard two hundred ten million one hundred nineteen thousand five hundred and thirty zlotys thirty six grosz);
- profit and loss account for the period from 1 January 2005 till 31 December 2005, showing the total net profit in the amount of 2,527,214,367.72 PLN (in words: two milliard five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys seventy two grosz);
- additional information including the introduction to the financial statement and additional notes and explanations;
- statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2005 by the amount of 1,590,035,385.05 PLN (in words: one milliard five hundred ninety million thirty five thousand three hundred and eighty five zlotys, five grosz);
- cash flow account, showing the decrease of net cash by the amount of 2,482,537.13 PLN (in words: two million four hundred eighty two thousand five hundred and thirty seven zlotys, thirteen grosz).

PKN ORLEN SA
SEC File
82-5036

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the report of the Management Board from the activity of the Capital Group and the consolidated financial statement of the Capital Group for the financial year 2005

§ 1

Pursuant to Art. 395 § 5 of the Code of Commercial Companies and Art. 55 and Art. 63c, par. 4 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. approves:

1. report of the Management Board from the activity of the Capital Group for the financial year 2005;
2. consolidated financial statement of the Capital Group for the period from 1 January 2005 till 31 December 2005, covering the following items verified by a certified auditor:
   - consolidated balance-sheet as on 31 December 2005, showing the amount of 33,404,309,962.47 PLN both on the side of assets and on the side of liabilities (in words: thirty three milliard four hundred four million three hundred nine thousand nine hundred and sixty two zlotys, forty seven grosz);
   - consolidated profit and loss account for the period from 1 January 2005 till 31 December 2005, showing the total profit of parent company shareholders in the amount of 4,585,131,517.91 PLN (in words: four milliard five hundred eighty five million one hundred thirty one thousand five hundred and seventeen zlotys ninety one grosz);
   - additional information including the introduction to the consolidated financial statement and additional notes and explanations;
   - statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2005 by the amount of 5,681,675,910.47 PLN (in words: five milliard six hundred eighty one million six hundred seventy five thousand nine hundred and ten zlotys, forty seven grosz);
   - consolidated cash flow account, showing the increase of net cash by the amount of 396,280,238.20 PLN (in words: three hundred ninety six million two hundred eighty thousand two hundred and thirty eight zlotys, twenty grosz).

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 2006

regarding the distribution of profit for the financial year 2005 and the fixing of the day of dividend and the date of its payment

§ 1

Pursuant to Art. 395 § 2 pt 2 of the Code of Commercial Companies and Art. 2 of the Code of Commercial Companies and Art. 89 of the Civil Code and § 7 par. 7 pt 3 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after consideration of the motion of the Management Board and the evaluation of the Supervisory Board, decides to distribute the profit for the year 2005 and the undistributed profit from previous years, resulting from changes adopted in the rules of accountancy, in the following manner:

1. The profit for the year 2005, in the amount of 2,527,214,367.72 PLN (two milliard five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz) is distributed as follows:

   - the amount of 597,523,593.22 PLN is appropriated for spare capital (five hundred ninety seven million five hundred twenty three thousand five hundred and ninety three zlotys, twenty two grosz);
   - the amount of 1,924,690,774.50 PLN is appropriated for dividend for shareholders (one milliard nine hundred twenty four million six hundred ninety thousand seven hundred and seventy four zlotys, fifty grosz);
   - the amount of 5,000,000.00 PLN is appropriated for the Company Social Benefit Fund (in words: five million zlotys);

   The above specified distribution of profit will be made on condition that PKN ORLEN S.A. finally terminates its participation in the tender for the purchase of shares of Mazeikiu Nafta by 31 March 2007 in such a way that it will not purchase the shares of Mazeikiu Nafta or the right to purchase them.

2. If PKN ORLEN S.A. purchases the shares of Mazeikiu Nafta or the right to purchase them by 31 March 2007, or PKN ORLEN S.A. continues its participation in the tender for the purchase of shares of Mazeikiu Nafta on that day, the profit for the year 2005 in the amount of 2,527,214,367.72 PLN (two milliard five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz) will be distributed as follows:

   - the amount of 2,522,214,367.72 PLN is appropriated for spare capital (two milliard five hundred twenty two million two hundred fourteen thousand three hundred and

sixty seven zlotys, seventy two grosz);

- the amount of 5,000,000.00 PLN is appropriated for the Company Social Benefit Fund (in words: five million zlotys);

3. The undistributed profit from previous years resulting from changes adopted in the rules of accountancy (in accordance with Resolution no. 3 of the Extraordinary General Meeting of Polski Koncern Naftowy PKN ORLEN S.A. dated 30 December 2004) in the amount of 858,231,159.18 PLN (eight hundred fifty eight million two hundred thirty one thousand one hundred and fifty nine zlotys, eighteen grosz) is appropriated for the spare capital.

§ 2

Pursuant to Art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. fixes the day of dividend at 1 August 2006 and the date of payment of dividend at 4 May 2007.

§ 3

In the case of fulfilment of the condition referred to in § 1 pt 1, i.e. final termination of participation of PKN ORLEN S.A. in the tender for purchase of shares of Mazeikiu Nafta by 31 March 2007 in such a way that PKN ORLEN S.A. will not purchase the shares of Mazeikiu Nafta or the right to purchase them, the Management Board of the Company is obliged to notify shareholders about this fact by making the relevant statement, which will be published in the form of a current report.

§ 4

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Igor Adam Chalupec in the financial year 2005, in connection with the function of the President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wojciech Andrzej Heydel in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Cezary Krzysztof Smorszczewski in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jan Maciejewicz in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Andrzej Ernest Macenowicz in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 29 June 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Janusz Wiœniewski in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 29 June 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Pawe³ Henryk Szymañski in the financial year 2005, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Dariusz Witkowski in the financial year 2005, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jacek Adam Bartkiewicz in the financial year 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Maciej Gierej in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Micha³ Stêpniewski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 14 November 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Raimondo Eggink in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by the late Mr. Krzysztof Aleksy Lis in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 January 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Ms Ma³gorzata Okoñska-Zaremba in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by her during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Piotr Mariusz Osiecki in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 14 October 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Ireneusz Weso³owski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Józef ¯yndul in the financial year 2005, in connection with the function of the Vice-Chairman of the Supervisory Board held by him during the period from 1 January 2005 till 30 March 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Andrzej Marian Olechowski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 29 June 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Bogus³aw Sêk in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 29 June 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Józef Ob³oj in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 14 October 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Maciej Paw³owicz in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 December 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the approval of the lease-out of property belonging to the Dispatch Plant constituting an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant

§ 1

Pursuant to Art. 393 pt 3 of the Code of Commercial Companies and § 7 par. 7 pt 7 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. agrees to the lease-out of property belonging to the Dispatch Plant constituting an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant, according to the rules proposed below.

§2

1. The lease of assets of the Dispatch Plant will be based on the lease rent calculated according to the tax amortisation increased by real property tax, perpetual usufruct fees and insurance.
2. The disposal of movable assets and intangible and legal assets of the Dispatch Plant will be carried out according to the market value assessed by an authorised expert.
3. Real property assets will not be subject to disposal.

§ 3

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 2 par. 2 pt 18 with the text:

" production and exploration of crude oil"

shall read as follows:

"production of, exploration and searching for, crude oil, including operating services connected with the exploitation of crude oil deposits"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 pt 19 with the text:

"production and exploration of natural gas"

shall read as follows:

"production of, exploration and searching for, natural gas, including operating services connected with the exploitation of natural gas deposits"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 after pt 26 further points are added, which shall read as follows:

"27. operating in telecommunication and tele-information and advisory services in that area, including operating in land-line telecommunication, telegraphy, mobile telecommunication, data transmitting.

28. operating in informatics, including software editorial services, software editorial services in the other operations connected with data bases and data processing, hardware advisory, conservation and repair of office machines, accounting machines and hardware.

29. recruitment and employee leasing, and economic activity operating and management advisory services"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 5 with the text:

"At least two members of the Supervisory Board have to comply with the following provisions:

1. he/she is not an employee of the Company or the Affiliated Entity;
2. he/she is not a member of the supervisory or management authorities of the Affiliated Entity;
3. he/she is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
4. he/she is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
5. he/she is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Above mentioned provisions must be fulfilled during whole period of the mandate. Any member who did not comply or stopped complying with the above provisions should be immediately recalled.

In the respect to these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.

In the respect to these Articles of Association an entity is „Dependent Company" towards another entity (Dominant Entity) if Dominant Entity:

a) has a majority votes in authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or
b) is entitled to appoint or recall majority of members of other entity (Dependent Entity) management authorities, or

c) more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in dependence relation towards Dominant Entity towards the Company.

Statements in this article came into effect on the day of the General Meeting of Shareholders approval of the Company's financial statement for year 1999."

shall read as follows:

"At least two members of the Supervisory Board have to comply with the following provisions (so-called independent members of the Supervisory Board):
1. he/she is not an employee of the Company or the Affiliated Entity;
2. he/she is not a member of the supervisory or management authorities of the Affiliated Entity;
3. he/she is not a shareholder having 5% or more votes on the Company's General Meeting or the Affiliated Entity's general meeting;
4. he/she is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting or the Affiliated Entity's general meeting;
5. he/she is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Independent members of the Supervisory Board submit to the Company, before they are appointed to the Supervisory Board, a written declaration that they comply with the above mentioned provisions.

In case the above mentioned provisions are not fulfilled by the member of Supervisory Board, he/she is obliged to inform immediately the Company about that fact. The Company informs its Shareholders about the current number of independent members of the Supervisory Board.

In case the number of independent members of the Supervisory Board amounts to less than two, the Management Board of the Company is obliged to convene immediately the General Meeting and place on the agenda of that General Meeting the point regarding the changes to the composition of the Supervisory Board. Until the changes to the composition of the Supervisory Board regarding the adjustment of the number of independent members of the Supervisory Board to the requirements of the Articles of Association are made, the Supervisory Board act in the so far composition and statements of Article 8 item 9a of these Articles of Association are not applied.

In respect to these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, a Dependent Entity towards the Company, or a Dependent Entity towards the Company's Dominant Entity.

In respect to these Articles of Association an entity is a „Dependent Company" towards another entity ("Dominant Entity") if the Dominant Entity:

a) has a majority votes in the authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or
b) is entitled to appoint or recall a majority of members of the other entity's (Dependent Entity) management authorities, or
c) more than half of the members of the management board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in a relationship of dependence.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in a dependence relation towards Dominant Entity towards the Company.

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 9a with the text:

"Passing resolution regarding:
a) any contribution to members of the management board provided by the Company or any related entities,
b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company requires the assent of at least half of the independent members of the Supervisory Board as mentioned in § 8 item 5."

shall read as follows:

"Passing resolution regarding:
a) any contribution to members of the management board provided by the Company or any related entities,
b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company requires the assent of at least half of the independent members of the Supervisory Board with the restriction to the provisions of § 8 item 5."

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 12 pt 4 a) with the text:

> " a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans."

shall read as follows:

> " a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to the turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual financial plans "

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

after § 9, § 9a is added, with the title "Observers" and the text:

„1. Until the Minister responsible for the issues of the State Treasury or another Minister executes the rights over PKN ORLEN S.A. shares, held by the State Treasury, the responsible Minister can appoint to the Company one or two Observers.

2. Detailed rules of Observers acting are described in the Constitution of the General Meeting, Constitution of the Supervisory Board and Constitution of the Management Board"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding authorisation to establish the unified text of the Company Articles of Association

§ 1

Pursuant to Art. 430 § 5 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. authorises the Supervisory Board to establish the unified text of the amended Articles of Association of Polski Koncern Naftowy ORLEN S.A.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the opinion of the Company about the use of Corporate Governance Principles

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after becoming familiar with the opinion of the Supervisory Board, accepts the opinion of the Company about the Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading and, therefore, changes its opinion expressed in the Resolution no. 55 of the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 29 June 2005.

The detailed content of the Corporate Governance Principles and the opinion of the Company about the use of these principles is included in the appendix to this Resolution.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

Appendix to Resolution No ..... OGM as of June 27th, 2006

	PRINCIPLE	YES/ NO/ PARTIALLY	P
		GENERAL PRINCIPLES	
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	Yes	*In accordance Management principal obj interests, whi of its assets respect for tl than sharehc performance Company's cı*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	Yes	*The Company interests of a one person o abides by ti respecting the law and the C*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	Yes	*Members oi Company's ı perform their care, within tl to achieve the was establisl drawn up a everyday wı Company's t engage in an of interests.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	Yes	*The Compar General Meı respective sc defined in ti deciding on resolution to ı*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert		*In choosing services, incl auditor, the*

PKN ORLEN SA
SEC File
82-5036

	auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	Yes	procedures tc and the ot competition. I the auditing uses are pr expert audito In accordar procedure, m auditor requi Board Audit enumerates additionally o
BEST PRACTICES OF GENERAL MEETINGS			
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	Yes	General Mee Company's accordance Association th Courses of th thematic con allowing the the Company
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	Yes	Accepting th behind this p appropriate p Constitution o
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	Yes	Respecting th the Compa Management account the s which a Ger there are ob objective rea cannot be shareholder.
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	Yes	The Comp provisions in General Mee General Meet exceptional c will take steps of the cancell
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any	Yes	The right to a by the Com Company is prepared an provisions of accordance

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	additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.		*register prese to do so. The included in § the General N*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**Yes**	*General Mee compliance w Company's A the General N Meeting cont members of a the Constitut upon a motio one fifth of Supervisory Meeting of S separate gro determines i Supervisory E*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*In accordanc Meeting a p initiates the n chairman. C presiding ove Association Meeting prov other powers Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*The Constitut powers and Meeting to t correct condu rights of all established Articles of A General Meet*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	*In accordanc the General N Meeting of Sh a Manageme at a General absence, if person openi The Compar whose agend approval of fi its Group, ar provide expl audit and opi*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Members of Supervisory E make every e their powers connected wi*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and	**Yes**	*Members of Supervisory General Me information to under the*

	certain information cannot be provided otherwise.		reporting oblig
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*In accordanc Meeting the such a break the effective the exercise such break is*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*Accepting th behind this p Constitution appropriate p §12 item 2 of says that pro Meeting and as proposals include in par. a) limite b) closu c) settir d) mani e) orde f) orde g) orde*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General Meeting.	**Yes**	*The Compan Company's A that the res consider an adopted only The resolutio agenda or a on the agend votes, with re the General such an iss approval for that issue.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Constitut in force guar present the re an adopted re*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*In accordanc the General M be formulate who does no matter in the against the re*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During Gen absolutely fr connection w those statem request.*
		BEST PRACTICES OF SUPERVISORY BOARDS	
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all		*In accordanc Supervisory E of accurate*

	shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	Yes	*shareholders, assumptions Supervisory E concise evalu evaluation s Company's sl which would a before the Or*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	Yes	*Members of t those conside competent tc entrust the Cc trust in the m is manifest ir these person: the General N*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company[1]; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and • appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.	No	*§8 item 5 of specifies deta of the Superv of the Superv. Additionally i. Company's A regarding: a) any contri board provid entities, b) giving pern between the with entities i supervisory b with entities r c) choosing statements of requires the a members of tl Board as mer*
21.	A supervisory board member should, above all, bear in mind the interests of the company.	Yes	*When perfor Supervisory E Company's shareholders. Constitution c the Supervis duties, first consideration*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	Yes	*Acting as par of a joint-stoi and exercisin and the Com of the Super how individua*

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			other signific Committees Supervisory areas of the C
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	Yes	In accordan Supervisory shall inform Supervisory E as should refr cast the "ab resolution or interests has previous sen Supervisory whether the matter is so manner of the
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	Yes	In accordanc the Supervi member infor on his pe connections than 5% of a a majority S above menti available to p internal proce
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	Yes	In accordanc the Supervis members are Board meeti regarding di members, in or remunerati
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	Yes	In accordance the Superviso Supervisory E procedures, t Management appropriate m acquisition of dominant enti with such con is relevant for
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	Yes	Remuneratior does not cons Company's bi all members c individual rem in the Compa
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two		The Constitut to the public i with §11 item

	committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.	**Yes**	*Board the fol operate withir Committee, S Nomination a Governance (The Constitut the rules of se committees ir the Audit Con two independ qualifications finance.*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*In accordance Supervisory E Board meetin convening the the meeting w not apply if al participate in proposed am amending the the Constituti*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In accordanc the Supervis member dele individually p the Supervisc on the perforr enable the approve the S for the fin supervision w*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Implementatic of the Con Members of t in their decisi resolutions.*
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Managen strategy for operations, effectiveness system. In a Company's A plans are sul Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into	**Yes**	*When mak Management in accordance shareholders knowledge ar*

	account.		
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	Yes	*In accordanc the Manag transactions whose intere Management Management care to enst under market*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	Yes	*In accordanc the Manage Management full loyalty tc undertaking ε personally de receiving th possibility or the Company Board shoula to the Man considering t advantage of management third party oı Board and c Company's in*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	Yes	*Members of ORLEN's sł shareholders Company s contribute to t*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	Yes	*To date there a Manageme in the Manaç item 7 of the the members inform the interest in cor of the possibi*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	Yes	*The Nominati are to supp goals by givin conclusions r structure, inc remuneration matching the Company's s tasks are the (a) initiating regarding the Management (b) giving opi Board solı management effectiveness, the Company (c) periodic re setting rules Management management,*

			interests, *(d) periodic r* *Management* *management* *Board memb* *incentives sc* *Board sugge:* *contracts anc* *execution of t* *(e) presentin* *regarding ju:* *implementatic* *assignments* *(f) assessing* *management*
39	The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*The aggrega* *Management* *remuneration* *Board, is disc*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Constitu* *the Managem* *in which the* *and the prir* *Board passe.* *Management* *Company's w*
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY IN:		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Superviso* *regard for the i* *itself as well as* *auditor.*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Company* *auditors are ch*
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	*Pursuant to tl* *auditors are s* *accordance wit* *Supervisory Bc* *the entity actin* *into account the*
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Company* *and not appo* *subsidiaries as*

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45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	Yes	*Having regarc shareholders, t utmost care to privileged shoul*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	Yes	*The Compan availability of a the shareholde information wc interest. The financial stater available at th website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	Yes	*PKN ORLEN procedures wh reliable and cot*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	Yes	*From the time compliance wit the Manageme utmost care tc market of any c such manner a Management E Warsaw Stock I*

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments of the Regulations of the General Meeting of the Company and the establishment of the unified text of amended Regulations

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendments to the Regulations of the General Meeting of the Company:

1) in § 9 paragraph 5 of the following wording is added:
"The Observer nominated by the minister competent for the matters of the State Treasury has the right to participate in the General Meeting."
2) § 14 with the following text:
"1. Before starting the election to the Supervisory Board, the General Meeting establishes in each case the number of members of the Supervisory Board at the request of the Chairman, including the number of members who fulfil the requirements set forth in § 8 par. 5 of the Articles of Association. The General Meeting elects all members of the Supervisory Board, excluding the member appointed by the State Treasury.
2. The election to the Supervisory Board starts from the election of the Chairman of the Supervisory Board, and then members of the Supervisory Board fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association and the remaining members are elected.
3. Candidatures for the Chairman and other members of the Supervisory Board can be submitted by each member of the General Meeting. Candidatures for the Chairman and for members of the Supervisory Board are submitted to the protocol together with their brief justification. Candidatures for members fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association are submitted together with a written statement of the candidate that he fulfils the requirements set forth in § 8 par. 5 of the Articles of Association.
4. Submitted candidatures are entered into three separate lists of candidates: for the Chairman of the Supervisory Board, for members fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association and for other members of the Supervisory Board. The candidate is entered into the list after submission of his written consent to his own candidature to the Chairman or after his oral statement entered into the protocol that he agrees to be a candidate and that he fulfils the conditions specified in Art. 18 of the Code of Commercial Companies.
5. Lists of submitted candidatures for members of the Supervisory Board are prepared by the Chairman in alphabetical order.
6. The election to the Supervisory Board is held by way of secret ballot in alphabetical order, where votes are cast separately for each candidate within each list of candidates.
7. The candidate who received the biggest number of votes "in favour of" from among

candidates for the Chairman is elected as Chairman of the Supervisory Board. The candidates who received successively the biggest number of votes "in favour of" within lists referred to in par. 4 of this article and within the number of members of the Supervisory Board established according to par. 1 of this article are elected as members of the Supervisory Board. Resolutions regarding the choice of the Chairman and other members of the Supervisory Board are adopted by an absolute majority of votes.

8. If the candidates qualified to the Supervisory Board received an equal number of votes, or did not receive the required absolute majority of votes, the Chairman orders a supplementary voting. In such case, the person who received the biggest number of votes "in favour of" while meeting the requirement of the absolute majority of votes is considered elected.

shall read as follows:

"1. Before starting the election to the Supervisory Board, the General Meeting establishes in each case the number of members of the Board at the request of the Chairman. The General Meeting elects all members of the Supervisory Board, excluding the member appointed by the State Treasury.
2. The election to the Supervisory Board starts from the election of the Chairman of the Supervisory Board, and then the remaining members of the Supervisory Board.
3. Candidatures for the Chairman and other members of the Supervisory Board can be submitted by each member of the General Meeting. Candidatures for the Chairman and for members of the Supervisory Board are submitted to the protocol together with their brief justification. In addition, a written statement of the candidate for the member of the Supervisory Board is attached, in which he agrees to be a candidate for the member of the Supervisory Board, together with the information whether he fulfils the requirements set forth specifically in Art. 18 of the Code of Commercial Companies. Candidatures for members fulfilling the criteria set forth in § 8 par. 5 of the Articles of Association are submitted together with a written statement of the candidate that he fulfils the criteria set forth in § 8 par. 5 of the Articles of Association and in Art. 18 of the Code of Commercial Companies. The statement form for candidates for members of the Supervisory Board is available in the Office of the Management Board of the Company and on web sites of the Company.
4. Lists of submitted candidatures for members of the Supervisory Board are prepared by the Chairman in alphabetical order.
5. The election to the Supervisory Board is held by way of secret ballot in alphabetical order, where votes are cast separately for each candidate.
6. The candidate who received the biggest number of votes "in favour of" from among candidates for the Chairman is elected as Chairman of the Supervisory Board. The candidates who received successively the biggest number of votes "in favour of" within the number of members of the Supervisory Board established according to par. 1 of this article are elected as members of the Supervisory Board. Resolutions regarding the choice of the Chairman and other members of the Supervisory Board are adopted by an absolute majority of votes.
7. If the candidates qualified to the Supervisory Board received an equal number of votes, or did not receive the required absolute majority of votes, the Chairman orders a supplementary voting. In such case, the person who received the biggest number of

votes “in favour of” while meeting the requirement of the absolute majority of votes is considered elected.

8. Upon completion of the procedure of election of members of the Supervisory Board, the Chairman of the General Meeting informs shareholders about the number of members of the Supervisory Board fulfilling the criteria referred to in § 8 par. 5 of the Company Articles of Association."

§ 2

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the unified text of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A. in the wording specified in the appendix to this Resolution.

§ 3

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

Appendix to Resolution No ..... OGM as of June 27th, 2006

REGULATIONS OF THE GENERAL MEETING OF PKN ORLEN S.A.

§1
[Introduction]

1. The General Meeting shall be called and arranged following procedure and terms specified in the Code of Commercial Companies and in the Company Articles of Association.
2. The General Meeting shall be held in compliance with the provisions of the Code of Commercial Companies, the Law on Public Trade in Securities, Company Articles of Association and these here Regulations.
3. The Management Board shall perform actions related to servicing the General Meeting, with an option to commission such actions with a unit specialised in such services. Such commission may in particular relate to arrange voting and counting the votes with computerised devices.
4. Any request submitted by authorised units to call the General Meeting and to place specific issues on its agenda shall be duly justified.
5. Draft resolutions proposed for adoption by the General Meeting and other important documents should be presented to the Shareholders prior to the General Meeting, supported by a justification and opinion of the Supervisory Board, at a time enabling the shareholders to get acquainted with such documents and to evaluate them.
6. A General Meeting with an agenda including specific issues placed there on request of authorised entities, or called following such request, may be cancelled only with the consent of the requesting parties. In other instances, the General Meeting may be cancelled if it cannot be held due to extraordinary obstacles or when it is clearly of no substance. The General Meeting is cancelled and possibly postponed following the procedure used for its calling, in a manner resulting in the least possible negative effects for the Company and Shareholders. The General Meeting may be called and postponed not later than in three weeks before its originally scheduled date.

§2
[Definitions]

Terms used in these Regulations shall be understood in the following manner:

1. The Deposit Bank – a deposit bank which has issued Deposit Bills pursuant to a Deposit Agreement executed with the Company;
2. Deposit Bills - deposit bills issued by the Deposit Bank in connection with Company shares;

3. The Law on Public Trade in Securities – Act of August 21st, 1997 – The Law on Public Trade in Securities (Journal of Law No 118, item 754 with subsequent amendments);
4. The Chairman – the Chairman of the General Meeting;
5. The Supervisory Board – the Board of Supervision of the Company;
6. Regulations – these here Regulations adopted by a Resolution of the General Meeting;
7. The Articles of Association – the Company Articles of Association;
8. The General Meeting – the General Meeting of Polish Petroleum Concern ORLEN S.A
9. Participant in the General Meeting – a shareholder authorised to participate in the General Meeting or his/her representative
10. The Management Board – the Management Board of the Company.

§3

[The List of Shareholders]

1. The List of Shareholders authorised to participate in the General Meeting shall be made and executed by the Management Board.
2. Such List shall include:
   a. names and surnames or companies (company names) of shareholders authorised to participate in the General Meeting,
   b. their places of residence or registered seats; individuals may specify their address for correspondence instead of their address of residence.
   c. the number and type of shares and the number of votes pursuant to them.
3. While making the list of points 1 and 2, the Management Board shall take into account restrictions of the right of vote specified in § 7 point 11 of the Company Articles of Association.
4. A Shareholder who at the same time holds Deposit Bills is entitled to avail of his right of vote pertaining only to the shares which, when added to the shares possibly resulting from the exchange of Deposit Bills on which he instructed the Deposit Bank re voting, would entitle him to exercise an aggregate number of votes not exceeding 10% of total number of votes.
5. A holder of Deposit Bills who is at the same time a Shareholders and who instructed the Deposit Bank re voting pursuant to the Deposit Bills which when exchanged into shares would entitle him to exercise at least 10% of the total number of votes shall not be entitled to exercise at the General Meeting his right of vote pertaining to the shares registered with him.
6. The exercise of the right of vote by a subsidiary shall be considered as the exercise of the right of vote by the dominating entity as envisaged by the Law on Public Trade in Securities.
7. If the Management Board justifiably suspects that the right of vote of a shareholder should be limited due to an infringement of Art. 147, 149 or 150 of the Law on Public Trade in Securities or due to the failure to disclose the dependency or domination relationship between shareholders, the Management Board should undertake actions aiming to explain

the issue, while notifying on it the shareholders concerned; the Management Board may also submit the case to competent organs of administration or the court in order to establish the number of votes to which a shareholder or shareholders are entitled.

8. The list of shareholders shall be displayed in the offices of the Management Board for three business days directly preceding the day on which the General Meeting is scheduled, between 8 a.m. and 3 p.m. and in the site where the General Meeting is to be held, throughout its meeting.

§4

[Opening of the General Meeting]

1. The General Meeting shall be opened by the President of the Supervisory Board or his deputy and in case of their absence, the President of the Management Board or a person appointed by the Management Board.
2. The person opening the General Meeting is entitled to make all order-related decisions indispensable for the commencement of the meeting.
3. The person opening the General Meeting shall inform the participants about presence of a Notary Public to take minutes of the General Meeting. In addition to that, the person opening the General Meeting shall inform of the absence of a Member of the Management Board or Supervisory Board at the General Meeting giving reasons for the absence, if such information has been delivered to the person opening the General Meeting.
4. The person opening the General Meeting shall immediately have the Chairman of the Meeting elected, while refraining from providing any solutions related to formal issues or the subject matter.

§5

[Election of the Chairman]

1. The Chairman shall be elected from among persons present at the General Meeting.
2. Each participant in the General Meeting is entitled to have entered into the minutes one candidate for the position of the Chairman. Persons entered in the minutes shall be recorded on a list of candidates, subject to their consent.
3. The Chairman shall be elected in secret ballot by voting for each candidate separately, in alphabetic order. The person who collects the highest number of votes for shall be elected Chairman, provided that the Resolution on electing the Chairman is passed with the absolute majority of votes.
4. The Person opening the General Meeting shall ensure that the voting procedure is correct, shall announce results of the vote and shall hand over the chairmanship of the Meeting to the newly elected Chairman.

§6

[Competences of the Chairman]

1. Chairman of the General Meeting chairs it pursuant to the agreed agenda and in compliance with the provisions of these Regulations. The Chairman shall ensure effective course of the debate and respect for the rights and interests of all shareholders. The Chairman should in

particular oppose any abuse of rights by participants in the General Meeting and should ensure that rights of minority shareholders are duly respected.

2. Obligations of the Chairman of the General Meeting shall in particular include:

   a. ensuring efficient and correct course of the debate and vote,
   b. ensuring that the debate pertains to the subject matter,
   c. giving the floor to speakers,
   d. ordering the vote, ensuring that it proceeds duly, executing all documents concerning the results of vote and announcing results of vote,
   e. ordering a break in the debate; ordering such a break cannot aim at making it difficult for shareholders to exercise their rights,
   f. issuing appropriate order-ensuring decisions in the meeting room,
   g. ensuring that the agenda is completed,
   h. solving doubts concerning the regulations.

3. If necessary, the Chairman may appoint Secretary of the General Meeting from among participants in the General Meeting. The Secretary shall assist the Chairman in performing his obligations.

4. The Chairman shall execute the minutes of the General Meeting immediately after such minutes are made by the Notary Public.

5. The Chairman may resign from his function only for material reasons.

§7

[Making the List of Attendance]

1. Chairman of the General Meeting, immediately after the election, shall execute the list of attendance which is a list of participants in the General Meeting specifying the number of shares owned by every participant and the number of votes they can exercise

2. While making the list of attendance, it is necessary to:

   a. check whether a shareholder is entitled to participate in the General Meeting,
   b. check the identity of the shareholder or his representative using his/her ID card, passport or some other credible document,
   c. check correctness of the powers of attorney or other powers to represent the shareholders at the General Meeting; it shall be assumed that documents confirming in writing the right to represent the shareholder at the General Meeting stand in compliance with the law and do not require confirmation, unless their authenticity or validity gives rise to doubts of the Management Board or the Chairman of the General Meeting.
   d. obtain signature of shareholders or their representatives at the list of attendances,
   e. give to shareholders or their representatives an appropriate magnetic card for voting or any other document used to vote.

3. Appeals concerning the right to participate in the General Meeting shall be directed to its Chairman.

4. Upon request of shareholders holding one tenth (1/10) of basic capital represented at the General Meeting, the list of attendance shall be verified by a committee appointed for the purpose, composed of at least three persons. Applicants are entitled to appoint one member of the committee.

5. Every participant in the General Meeting is entitled to have one candidate recorded in the minutes. Proposed candidates shall be recorded on the list of candidates subject to their consent.
6. The ballot shall be secret and carried separately on each candidate, in alphabetic order. The candidates who receive the highest number of votes for shall be considered appointed, provided that the Resolution on the appointment is passed with the absolute majority of votes.
7. The list of attendance shall be displayed throughout the whole General Meeting until its closure. Persons making the list of attendance are obliged to record on it any changes in the composition as well as number of represented shares before every ballot.
8. After signing the list of attendance, the Chairman shall confirm that the General Meeting is called duly and correctly and is able to undertake resolutions, then he shall present the agenda and order the election of the Tellers Committee.

§8

[Election of the Tellers Committee and its Obligations]

1. The Tellers Committee shall be composed of three persons elected by the General Meeting.

1a. Candidates for the Tellers Committee are appointed by the Chairman of the General Meeting. The ballot on the candidates is carried *en bloc* as secret ballot. The Resolution on the election must be passed with absolute majority of votes. Upon request of any participant in the General Meeting, the election of the Tellers Committee shall follow the procedure specified below.

2. Every participant in the General Meeting is entitled to have one candidate recorded in the minutes. Proposed candidates shall be recorded on the list of candidates subject to their consent.
3. The ballot shall be secret and carried separately on each candidate, in alphabetic order. The candidates who receive the highest number of votes for shall be considered appointed, provided that the Resolution on the appointment is passed with the absolute majority of votes.
4. Tasks of the Tellers Committee include ensuring the correctness of the voting procedure, tallying the votes and announcing ballot results to the Chairman.
5. If the voting procedure is deemed incorrect, the Tellers Committee is obliged to notify the Chairman on the fact forthwith, providing at the same time its recommendations concerning further actions.
6. Documents with results of each ballot shall be signed by all members of the Tellers Committee and the Chairman.
7. Provisions concerning the election of the Tellers Committee shall enter in force as of the General Meeting following the General Meeting which will have passed these here Regulations.

§9

[Participation in the debate of Members of the Management Board and Supervisory

Board and other persons]

1. Members of the Management Board and Supervisory Board are entitled to participate in the General Meeting without invitation even if they are not shareholders. Members of the Management Board and Supervisory Board whose mandates expired before the day of the General Meeting and who performed their functions in trade year for which the Ordinary General Meeting is to pass a report of the Managing Board and the financial report are entitled to participate in the General Meeting.
2. Other persons invited by the organ calling the General Meeting or invited to the debates by the Chairman, in particular being chartered accountants, legal and financial advisors or employees of the Company, are also entitled to participate in the General Meeting.
3. The Management Board is obliged to ensure that an independent expert on commercial law issues is present at every General Meeting.
4. Members of the Management Board and Supervisory Board and the chartered accountant shall, within the scope of their competence and within the range of issues discussed at the General Meeting, provide to participants in the General Meeting explanations and information on the Company. Questions by participants in the General Meeting shall be answered while taking into account the fact that the company meets its obligations concerning information in a manner pursuant to the Law on public trade in securities, and no series of information can be provided in a manner other than pursuant to the law referred herein.
5. The General Meeting may be attended by an Observer appointed by a Minister appropriate for the issues of State Treasury.

§10

[The Course of the Debate]

1. The General Meeting may pass Resolutions on removing particular issues from the agenda or on changing the order of issues on the agenda. A Resolution on removing individual issues from the agenda shall be passed only for material and substantial reasons. Any motions on such issue shall be accompanied by detailed justification. A Resolution on removing a specific issue from the agenda may be taken only with the consent or on the request of an entity which requested placing this particular issue on the agenda.
2. After presenting every subsequent issue on the agenda, the Chairman of the General Meeting shall open a discussion, giving the floor to debaters in order of submitting requests. With the consent of the General Meeting, a number of issues on the agenda can be discussed at the same time.
3. The Chairman can give the floor out of the established sequence to Members of the Management Board, Members of the Supervisory Board and invited experts.
4. Speeches can only be made on issues related to the agenda and being currently under consideration.
5. While considering each particular issue on the agenda, each shareholder is entitled to one 5-minute speech and 3-minute reply. The Chairman may limit the time of speeches to 3 minutes and the time of replies to 2 minutes.

6. After passing a Resolution, a shareholder objecting the Resolution is entitled to justify briefly his objection.

7. Resolution of the General Meeting shall be formulated in the manner allowing every authorised person who does not agree with the substance of the solution which constitutes the object of the Resolution, to bring the Resolution to court.

§11

[Proposed amendments]

1. Participants in the General Meeting are entitled to propose amendments and additions to draft resolutions placed on the agenda of the General Meeting , until discussion is closed on the issue on the agenda concerning draft resolution in question.

2. The proposals, supported by brief justification, shall be submitted to the Chairman in writing, separately for each draft Resolution, specifying the name and surname of person submitting the proposal.

§12

[Order-related Issues]

1. The Chairman may give the floor to participants to discus order-related issues out of the established sequence. Motions on order-related issues may be submitted by every participant in the General Meeting.

1a. Ballot on order-related issues may concern only issues related to managing the debate of the General Meeting. This procedure shall not be used for resolutions which may affect the Shareholders' execution of their rights.

2. Motions on order-related issues shall be considered motions concerning the procedure of debating and balloting, in particular concerning:

a. restrictions, postponement of the debate,
b. closing the debate,
c. limiting the time for speeches,
d. the manner of managing the debate,
e. ordering a break in the debate,
f. changing the order of issues on the agenda,
g. the order of passing resolutions on the motions.

3. The Chairman shall order a vote on submitted motions concerning order-related issues.

§13

[Ballot]

Ballots shall be open, with the reservation of provisions of point 2.

2. Secret ballots shall be ordered:

a. on elections and on motions on recalling members of Company organs or liquidators,
b. on motions on prosecuting members of Company organs or liquidators,

c. on personnel-related issues,
d. even if one participant in the General Meeting requests so.

3. After closing the debate on all issues on the agenda, before taking the vote, the Chairman shall announce motions concerning the contents of Resolutions and shall establish the order of voting. The ballot shall be taken on each motion in order of their submission.

4. The ballot shall be taken with a computerised system of voting and vote tallying, which shall ensure that the number of votes submitted is equal to the number of owned shares and shall eliminate – in the instance of secret ballot – an option to identify the votes submitted by individual shareholders.

§14

[Election of the Supervisory Board]

1. Before commencing the election of the Supervisory Board, the General Meeting , upon a motion of its Chairman, shall each time determine the number of members in the Board. The General Meeting shall elect all members of the Supervisory Board with the exception of the member appointed by the State Treasury.
2. Election to the Supervisory Board shall commence with the election of the President of the Supervisory Board and continue with the election of other members of the Supervisory Board.
3. Every participant in the General Meeting is entitled to submit candidates for the President and other Members of the Supervisory Board. Candidates for the President and other Members of the Supervisory Board shall be submitted to be recorded in the minutes and supported with brief justification. Such submission shall be also accompanied by a written statement by the candidate for the Member of the Supervisory Board expressing his consent for being a candidate for membership in the Supervisory Board including information whether he or she meets requirements determined in particular by Art. 18 of the Code of Commercial Companies. Candidates for Members meeting requirements of § 8 point 5 of the Articles of Association shall be submitted together with a written statement by the candidate expressing his or her consent for being a candidate for membership in the Supervisory Board including information that he or she meets requirements determined in § 8 point 5 of the Articles of Association and Art. 18 of the Code of Commercial Companies. A template of statements by candidates for Members of the Supervisory Board is available at the Office of the Management Board of the Company and at the Company website.
4. Lists of candidates for Members of the Supervisory Board shall be made by the Chairman, in alphabetic order.
5. Election to the Supervisory Board shall be made by secret ballot on each candidate separately, in alphabetic order.
6. The candidate for the President of the Supervisory Board who obtained the highest amount of votes for, from among all such candidates, shall be considered elected President of the Supervisory Board. The candidates for Members of the Supervisory Board who obtained in turn the highest number of votes for, within the number of Members of the Supervisory Board determined pursuant to point 1 of this provision, shall be considered as elected Members of the Supervisory Board. Resolutions on electing the President and other Members of the Supervisory Board shall be passed with the absolute majority of votes.
7. If any candidates qualified to become Members of the Supervisory Board obtain equal

number of votes, or fail to obtain the required absolute majority of votes, the Chairman shall order a supplementary vote. The person who obtains the highest number of votes for, while meeting the requirement of absolute majority of votes, shall be considered elected.

8. Chairman of the General Meeting, after closing the procedure of electing Members of the Supervisory Board, shall inform the shareholders on the number of Members of the Supervisory Board meeting requirements of § 8 point 5 of the Company Statues.

§ 14 a
[Election of the Supervisory Board in Group Ballot]

1. Upon the motion by shareholders representing at least one-fifth (1/5) of basic capital, the Supervisory Board may be performed by the upcoming General Election by voting of separate groups ("group ballot").
2. The motion of point 1 shall be submitted to the Management Board in writing, at the time enabling to place the issue of electing the Supervisory Board by group ballot on the agenda of the General Meeting.
3. Before electing the Board by group ballot, the General Meeting shall determine the number of Members of the Supervisory Board..
4. Chairman of the General Meeting, before ordering group ballot, shall inform the General Meeting on the attendance, general number of shares held by shareholders attending the Meeting and the number of shares required to establish a group entitled to elect a Member of the Supervisory Board, and then orders a break in the debate to allow the establishment of groups.
5. Persons representing at the General Meeting the part of shares which results from the division of the total number of represented shares by the number of Members of the Supervisory Board, may establish a separate group in order to elect one Member of the Supervisory Board; they shall not, however, participate in electing other Members of the Board.
6. Establishment of a group consists in determining its composition and appointing a Group Chairman. A Group Chairman is not appointed if a group consists of one shareholder. After the end of the break, the Group Chairmen deliver to the Chairman of the General Meeting a written notice confirmed with signatures of Shareholders or their representatives, including:

   a) the name of the chairman of the group,

   b) membership in the group, determining the number of shares represented by each Shareholder.

   A Shareholder may change his or her decision on group membership only in relation to removing irregularities pursuant to point 7.
7. The Chairman of the General Meeting shall examine the correctness of establishing the group, and should any irregularities be discovered, particularly with respect to the membership of one shareholder in more than one group, the lack of signatures or unsatisfactory number of members in the group, he shall order an additional break to remove the said irregularities. The removal of irregularities may consist in introducing a change, in supplementing or submitting a new statement on the establishment of a group or groups.
8. After completing this procedure, the Chairman of the General Meeting shall announce the list

of groups and members in each group, as well as the voting order. The voting order shall be established by drawing lots. Groups of Shareholders representing insufficient share in basic capital shall be skipped in the announcement. The provision of the preceding sentence shall be applied accordingly to Shareholders entered in two or more groups.

The decision of the Chairman in the above issues can be appealed against before the General Meeting.

9. By decision of the Chairman of the General Meeting and chairman of the group, if no objection is raised by any member of any of the two groups, a group voting at the given moment can be joined by another group which has not voted yet, in order to perform joint election. If, in the result of such merger, the groups are entitled to elect a higher number of Members in the Supervisory Board than resulting from their separate rights, the Chairman of the General Meeting shall inform the General Meeting on the merger of groups and shall introduce due corrections to his or her previous announcement.

10. If a Shareholder has joined more than one group and the irregularity is not removed in spite of ordering another break, or if it has been overlooked, the Shareholder may vote only in the group that submits vote as first in the voting sequence. Shares held by the Shareholder concerned are ignored while establishing the number of shares in the remaining groups joined by such Shareholder.

11. The debate and voting in particular groups is ordered by the Chairman of the General Meeting and managed by group chairmen. Debates and voting are held in the room where the General Meeting is held. All participants in the General Meeting may be present in the room, while the group chairman may submit a motion on ordering a break of up to 15minutes in order to enable confidential discussion of members of the group. Directly after opening discussion within a group, of after such break, the group may resign from voting, provided that none of its members raises an objection.

12. Activities of the group chairman, group discussion and voting shall be governed by applicable provisions and regulations concerning the function of the Chairman of the General Meeting and the debate and voting at the Meeting (the provisions concerning election to the Supervisory Board shall take precedence), with the exception that each share is equivalent to one vote for each shareholder, irrespective of any statutory privileges and restrictions.

In the course of the discussion, a group may, by majority of votes, remove its chairman or accept his or her resignation and elect a new chairman. Chairmen of merged groups act jointly, unless one of them resigns.

13. If group election fails to result in appointing all Members of the Supervisory Board, the Chairman of the General Meeting shall announce separate elections for vacancies. Such elections shall be arranged pursuant to general procedure and shall be conducted by all Shareholders who did not cast their votes while electing Members of the Supervisory Board, with the reservation that one share shall be equivalent to one vote, without applying any privileges or restrictions.

14. If no group able to elect a Member of the Supervisory Board is formed at the General Meeting , the election shall not be conducted.

15. At the moment of electing at least one Member of the Supervisory Board pursuant to

procedure specified herein, the mandates of all hitherto members of the Supervisory Board expire before the completion of their term in office, excluding persons appointed by a unit specified in a separate law. Further elections shall be conducted pursuant to general provisions determined in § 14 of these here Regulations.

§15

[Closing the General Meeting]

After the agenda is exhausted, the Chairman of the General Meeting shall announce that the General Meeting is closed..

§16

[Minutes]

1. The debate of the General Meeting shall be recorded in the minutes by a Notary Public. The Minutes shall confirm that the General Meeting is called duly and correctly and is able to pass resolution, they shall list submitted motions and passed resolutions, specifying the number of votes on each resolution and submitted objections. The Minutes shall be accompanied by the list of attendance with signatures of participants in the General Meeting.
2. Written statements of participants in the General Meeting shall be accepted and enclosed to the Minutes, upon request of such participants.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding Information concerning the implementation of the framework restructuring plan in the 1st quarter of 2006

§ 1

Pursuant to the Resolution no. 6 of the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 31 January 2006, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. accepts "Information concerning the implementation of the framework restructuring plan in the 1st quarter of 2006".

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the establishment of the number of members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 14 par. 1 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting decides that the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. shall consist of .... persons.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the recall from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to recall .... from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

There were………… votes in favour of the Resolution, ……….. votes against the Resolution and ………. votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr./Ms .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.
Mr./Ms .... fulfils the criteria set forth in § 8 par. 5 of the Company Articles of Association and made the relevant statement.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr./Ms .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

---

[1] The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

END

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Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

SEC MAIL PROCESSING RECEIVED JUL 0 5 2006 WASH. D.C. 213 SECTION

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1q2006 results comment
Released	07:00 15-May-06
Number	9423C

Regulatory announcement no 30/2006 dated 15th May 2006

Financial data for Q1 2006 under segments with commentary and impact of LIFO valuation of inventories on the financial results for PKN ORLEN in Q1 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the financial data for the 1 quarter 2006 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the 1 quarter 2006.
The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/9423c_-2006-5-15.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

END

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KEY FACTORS INFLUENCING THE RESULT OF FIRST QUARTER 2006 – COMPANY'S COMMENTARY

Selected consolidated financial data

'000 PLN

	2006	2005
Total sales revenues for first quarter	11 330 649	6 805 908
Operating expenses and other operating expenses for first quarter	10 879 902	6 007 955
Profit from operations for first quarter	450 747	797 953
EBITDA for first quarter	983 696	1 086 090
Net profit attributable to the equity holders of the Parent for first quarter	364 977	667 527

1. MAIN MACROECONOMICAL FACTORS – with adverse impact on the results

- Decrease in differential by 29.1% from 5.06 USD/bbl in 1st quarter 2005 to 3.59 USD/bbl in 1st quarter 2006 decreased EBIT of 1st quarter 2006 by PLN 138 million,
- Deterioration of market conditions for the petrochemical products from 3rd quarter 2005 resulted in 1st quarter 2006 compared to 1st quarter 2005 in a decrease in margins for ethylene from 610.20 to 490.53 USD/tonne (by 19.6%) and propylene from 540.33 to 484.09 USD/tonne (by 10.4%). Total effect of the margins decrease on petrochemical products decreased EBIT in the Parent Company by PLN 130 million,
- Relatively lower increase in crack margin on refinery products compared to quotation of crude oil resulted in an increase in costs of own usage in the Parent Company and decrease of EBIT by PLN 133 million,
- Unfavorable weather conditions and tense situation on raw materials market (natural gas) resulted in shortages in gas supplies and influenced negatively EBIT of the Parent Company by PLN 110 million,
- Difference in the value of raw materials subject to production process between 1st quarter 2005 and 1st quarter 2006 caused a decrease of EBIT by PLN 96 million,

2. INTERNAL FACTORS – with positive impact on the results

- Considerable increase in volume sales of Olefins and polyethylene and polypropylene resulting from launching of new installations in Basell Orlen Polyolefins caused an increase of EBIT of the Parent Company by PLN 56 million in the 1st quarter 2006,
- Increase in retail sale volume of engine fuels in the Parent Company resulted in an increase of EBIT by PLN 13 million,
- First positive results of successive cost cutting programme OPTIMA resulted in EBIT increase by PLN 54 million – main area of savings is still refinery – PLN 20 million.

ORLEN
Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Summary of results

Refinery

- The increase of oil throughput by 30% led to a 15.8% increase of petrol sales, 74.9% increase of diesel oil sales and the coverage of increased demand for feedstock for pyrolysis.
- The decrease of the Ural-Brent differential (29%, y/y) affected the result negatively in the amount of (-) PLN 138 m (y/y)
- The increase of refinery margins did not balance growing petroleum prices – total effect: (-) PLN 69 m (y/y)
- The negative result of Unipetrol a.s. in the amount of (-) PLN 56 m as an effect of time transition in the price formula between the refinery part and the petrochemical part.

Petrochemicals

- Increase of ethylene production and propylene production by 82% and 59%, respectively (y/y), in PKN ORLEN S.A. as a result of start-up of new Olefin II installations – favourable impact on the result in the amount of approx. PLN 56 m (y/y).
- The decrease of margins on petrochemical products, which has continued since Q3 2005, affected the result negatively in the amount of PLN 130 m (y/y).
- High share of Unipetrol a.s. in the results of the petrochemical segment – PLN 135 m (43.5%).

Optimisation of costs

- First positive results of the new cost-saving program OPTIMA, amounting to PLN 54 m. The key area of savings is still the Refinery – PLN 20 m (y/y).

Summary

- PLN 984 m (EBITDA) vs. PLN 1,086 m in Q1 2005 – the worsening of macroeconomic factors was partly compensated with the consolidation of Unipetrol a.s. (PLN 68 m), the increase of olefin production and the further optimisation of costs within the entire ORLEN company.
- The implementation of M & A strategy is reflected by the increase of the net shareholder's equity debt to the safe level of 20%.
- Proposed payment of dividend in the amount of PLN 1,925 m

Key financial data

Q1/06	Q4/05	q/q +/- (%)	Q1/05	y/y +/- (%)	in million (PLN), unless otherwise stated	2006 incremental	2005 incremental	y/y +/- (%)
139	352	-60,5	552	-74,8	*Refinery*	139	552	-74,8
310	246	26,0	270	14,8	*Petrochemicals*	310	270	14,8
57	-		65	-12,3	*Chemicals*	57	65	-12,3
6	-15	-140,0	1	-	*Retail*	6	1	-
49	-108	-	44	11,4	*Other*[1]	49	44	11,4
-110	-75	46,7	-134	-17,9	*Not attributed*[2]	-110	-134	-17,9
451	400	12,8	798	-43,5	**EBIT**	451	798	-43,5
0	-258	-100,0	-1	-	*Non-recurrent events*[3]	0	-1	-
0	-24	-100,0	10	-100,0	*Refinery*	0	10	-100,0
0	-17	-100,0	0	-	*Petrochemicals*	0	0	-
0	-	-	0	-	*Chemicals*	0	0	-
0	-124	-100,0	-9	-100,0	*Retail*	0	-9	-100,0
0	-71	-100,0	-2	-100,0	*Other*[1]	0	-2	-100,0
0	-21	-100,0	0	-100,0	*Not attributed*[2]	0	0	-100,0
451	658	-31,4	799	-43,6	**Cleared EBIT**	451	799	-43,6
984	1 017	-3,3	1 086	-9,4	**EBITDA**	984	1 086	-9,4
984	1 275	-23	1 087	-9,5	**Cleared EBITDA**[3]	984	1087	-9,5
398	340	17,0	679	-41,3	**Net profit**	398	679	-41,3
365	314	16,3	668	-45,3	**Profit of parent company shareholders**	365	668	-45,3
365	523	-30,2	669	-45,4	**Cleared profit of parent company shareholders**	365	669	-45,4
-557	885	-	578	-	**Operating cash flow**	-557	578	-
6,2	5,9	5,9	18,1	-65,6	**ROACE (%)**[4]	6,2	18,1	-65,6
19,7	16,7	17,6	2,5	687,4	**Shareholder's equity net debt ratio (%)**[5]	19,7	2,5	687,4
0,85	0,73	16,3	1,56	-45,3	**EPS**	0,85	1,56	-45,3
0,85	1,22	-30,2	1,56	-45,4	**Cleared EPS**	0,85	1,56	-45,4
4,50	2,13	111,3%	2,13	111,3%	**Dividend per share**[6]	4,50	2,13	111,3

1) Entities responsible for utilities, social welfare activity and service companies of PKN ORLEN S.A.
2) Includes PKN Corporate Centre and companies not listed in previous segments
3) Non-recurrent events: provisions for business risk, restructuring, remediation etc.
4) ROACE = operating profit after tax / average exposed capital (shareholder's equity + net debt)
5) Calculated for average amounts of balance-sheet items
6) Proposal for the General Shareholders' Meeting for the year 2005

Macroeconomic factors:

Q1/06	Q4/05	q/q +/- (%)	Q1/05	y/y +/- (%)		2006 incremental	2005 incremental	y/y +/- (%)
2,56	5,2	-50,8	3,52	-27,3	**Average refinery margin (1) (USD/bbl)**	2,56	3,52	-27,3
3,59	3,63	-1,1	5,06	-29,1	**Ural/Brent differential (USD/bbl)**	3,59	5,06	-29,1
61,79	56,91	8,6	47,65	29,7	**Average Brent oil price (USD/bbl)**	61,79	47,65	29,7
3,1875	3,2901	-3,1	3,0716	3,8	**Average PLN/USD exchange rate (2)**	3,1875	3,0716	3,8
3,8344	3,9131	-2,0	4,0287	-4,8	**Average PLN/EUR rate (2)**	3,8344	4,0287	-4,8
490,53	545,92	-10,1	610,2	-19,6	**Average margin on ethylene (USD/t)**	490,53	610,2	-19,6
484,09	529,59	-8,6	540,33	-10,4	**Average margin on propylene (USD/t)**	484,09	540,33	-10,4

1) Calculated on the basis of the algorithm: Products (88.36%) vs. Brent Dtd (100%).
Products include: Petrols (25.21%), Diesel Oil (23.20%), Petroleum (16.51%), Light Heating Oil (15.31%), Heavy Heating Oil (5.44%) and Jet (2.69%)
2) Source: NBP

Financial Data by Area of Activity (Segment)

Market Overview

In the 1st quarter of 2006, the average price of commodity Brent oil was USD 61.79/bbl, having gone up by USD 14.14/bbl (29.7%) year on year. This rise in oil prices went hand in hand with the decrease of the URAL/Brent differential by 29.1%, i.e. from USD 5.06/bbl in Q1 2005 to USD 3.59 USD/bbl in Q1 2006. In Q1 2006, the average commodity price of petrols was USD 575.55/t, which is a USD 129.01/t, or 28.9%, increase over Q1 2005. In the same period, a significant rise was recorded in the commodity prices of diesel oil, Ekoterm and JET A-1 fuel - by USD 100.22/t, USD 114.31/t and USD 127.38/t, respectively (or by 21.0%, 25.9% and 26.1%). In Q1 2006, the commodity crack margins increased substantially for petrols, light heating oil and JET A-1 fuel, by 26.7%, 10.1% and 16.8%, respectively, as compared to Q1 2005. The decrease in margins was reported for diesel oil (by 5.0%).

The 1st quarter of 2006 was another period in which a substantial decrease of margins on main petrochemical products was recorded in comparison with the analogous period of 2005. Commodity margins for benzene, ethylene, propylene, glycols and phenol dropped by 46.2%, 19.6%, 10.4%, 94.3% and 27.0%, respectively, during Q1 2006.

The Euro exchange rate decreased against the Polish currency by 4.8% (falling from PLN 4.03 /EUR in Q1 2005 to PLN 3.83/EUR in Q1 2006) and the U.S. dollar exchange rate slightly increased by 3.8% (rising from PLN 3.07/USD in Q1 2005 to PLN 3.19/USD in Q1 2006).

According to the estimated data, the domestic consumption of fuels (petrols, diesel oil) rose by approximately 268,000 tons (by 11.7%) in Q1 2006 year on year, as a result of the large growth of demand for diesel oil by approx. 289,000 tons (by 20.8%). The consumption of petrols dropped by 21,000 tons (by 2.4%).

In Q1 2006 there was an acceleration of growth of Polish economy. According to IBnGR (The Gdansk Institute for Market Economics), the gross national product in Q1 2006 rose by 4.7%, i.e. more than during Q4 2005 (4.2%) and substantially more than in Q1 2005 (2.1%). IBnGR also reports the dynamic growth of investment outlays in Q1 2006; their rate of growth is estimated at 11.9% in reference to the 1st quarter of 2005. Based on the GUS (Central Statistics Office) data, in Q1 2006 consumer prices were the same as in Q4 2005. In the 1st quarter of 2005, prices rose by 0.3% as compared to Q4 2004. Consumer prices in Q1 2006 were 0.6% higher than in the analogous quarter of 2005. The unemployment rate at the end of Q1 2006 was 17.8%, whereas at the end of the 1st quarter of 2005 it was 19.2%.

Refinery (Production + Wholesale)

Refinery (Production + Wholesale)	3 months ended 31 March 2006 (unaudited data)		3 months ended 31 March 2005 (unaudited data)		% change 3 months	
Results according to IFRS (International Financial Reporting Standards)	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**9 036 766**	**2 835 064**	**4 837 928**	**1 575 051**	**86.8%**	**80.0%**
Third-party sales	5 141 877	1 613 138	2 989 564	973 292	72.0%	65.7%
Intra-company sales*	3 894 889	1 221 926	1 848 364	601 759	110.7%	103.1%
Segment's costs	**-8 900 339**	**-2 792 263**	**-4 295 280**	**-1 398 385**	**107.2%**	**99.7%**
Other operating income	35 475	11 129	37 850	12 323	-6.3%	-9.7%
Other operating expenses	-32 460	-10 184	-28 782	-9 370	12.8%	8.7%
Segment's result**	**139 442**	**43 747**	**551 716**	**179 618**	**-74.7%**	**-75.6%**
Third-party sales (thousand tons)	2 650		1 960		35.2%	

**) The revenue includes the following transfers to retail: 3 months 2006 – PLN 968,863 thousand, 3 months 2005 – PLN 708,490 thousand.*
***)The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

The segment's revenues expanded by 86.8%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels and high dynamics of product sales. In the 1st quarter of 2006, the biggest sales increase was recorded for diesel oil – by PLN 1,116,552 thousand (by 108.1%), Eurosuper 95 petrol – by PLN 304,496 thousand (by 48.6%) and light heating oil – by PLN 239,982 thousand (by 33.5%). It must be stressed that, when comparing the 1st quarters of 2006 and 2005, the rise in the volume of third-party sales by 72.0% was accompanied by a 35.2% growth of volume sales. In Q1 2006 the volume sales of diesel oil and Eurosuper 95 petrol rose by 74.9% and 13.0%, respectively, in comparison with the analogous quarter of 2005. In the same period, growth was also reported for liquid gas, the sales of which rose by 22.4% (9,000 tons) in Q1 2006 in comparison with Q1 2005. The high dynamics of diesel oil wholesale was caused by weather conditions. The low temperature prevailing in Q1 2006 aroused the interest in high-quality fuel produced by PKN ORLEN S.A. The increase in value and quantity of sales results also from the disclosure of results of Unipetrol a.s. capital group in Q1 2006.

In Q1 2006, costs of this segment rose by 107.2% due to the high level of petroleum prices (increase by 29.7%). The results of the segment were also affected negatively by the drop of the quoted URAL/Brent oil differential level by 29.1% to USD 3.59/bbl, which reduced the result by PLN 138 m.

In Q1 2006, the implementation of the OPTIMA Programme yielded PLN 20,321 thousand in savings for the segment, i.e. 21% of the potential assumed for the year 2006.

As a result of the above factors, the segment's result for Q1 2006 reached PLN 139,442 thousand, whereas in the analogous period of 2005 it was PLN 551,716 thousand. This result was influenced mainly by PKN ORLEN S.A., which generated PLN 183,747 thousand in Q1 2006 (PLN 544,533 thousand in Q1 2005). At the same time, the segment's result for Q1 2006 was affected negatively by the loss incurred by Unipetrol a.s. and Rafineria Nafty Jedlicze S.A. in the amount of PLN 55,777 thousand and PLN 7,292 thousand, respectively.

In comparison with Q1 2005, Q1 2006 saw the increase of outlays for fixed assets and intangible assets by PLN 3,651 thousand.

Refinery (Retail)

Refinery (Retail)	3 months ended 31 March 2006 (unaudited data)		3 months ended 31 March 2005 (unaudited data)		% change 3 months	
Results according to IFRS (International Financial Reporting Standards	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**3 116 215**	**977 636**	**2 588 471**	**842 711**	**20.4%**	**16.0%**
Third-party sales	3 106 297	974 525	2 579 238	839 705	20.4%	16.1%
Intra-company sales*	9 918	3 112	9 233	3 006	7.4%	3.5%
Segment's costs	**-3 142 945**	**-986 022**	**-2 594 859**	**-844 791**	**21.1%**	**16.7%**
Other operating income	42 843	13 441	27 058	8 809	58.3%	52.6%
Other operating expenses	-9 693	-3 041	-19 413	-6 320	-50.1%	-51.9%
Segment's result*	**6 420**	**2 014**	**1 257**	**409**	**410.7%**	**392.4%**
Third-party sales (thousand tons)	916		746		22.8%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group)*

In Q1 2006, the segment's revenue increased by PLN 527,744 thousand (20.4%) over Q1 2005, while costs increased by PLN 548,086 thousand (21.1%). The growth of revenue of the segment was also accompanied by a rise in volume sales by 170 thousand tons, i.e. by 22.8%, mainly due to the remarkable increase of diesel oil sales by 37.3% and Eurosuper 95 petrol by 11.5%. It must be stressed that the sales increase is also a result of the disclosure of results of Unipetrol a.s. capital group in Q1 2006; the third-party sales of this group totalled PLN 187,629 thousand (87 thousand tons). Favourable trends were reported with regard to revenue from sales of materials, the value of which went up by PLN 125,506 thousand. PKN ORLEN's German operations attributable to this segment brought a loss of PLN 4,425 thousand in Q1 2006 (as compared to a loss of PLN 35,955 thousand in Q1 2005). The negative operating result was also recorded by Unipetrol a.s. capital group, whose loss in this segment reached PLN 8,217 thousand. In PKN ORLEN S.A., the result of this segment in Q1 2006 was PLN 14,910 thousand (profit of PLN 40,416 thousand in Q1 2005). The decrease of the result in PKN ORLEN S.A. is a consequence of the decrease of unit margins for fuels in Q1 2006 in comparison with Q1 2005 and the decrease of volume sales of petrols. The estimated negative effect of unit margins on the operating result in PKN ORLEN S.A. reached the level of PLN (-) 20 million. The first quarter of 2006 saw favourable trends with regard to margins on non-fuel goods and services, which rose by 13.0% during that period.

As a result of the influence of the above factors, the segment's profit totalled PLN 6,420 thousand in Q1 2006, whereas in Q1 2005 the Group achieved a profit of PLN 1,257 thousand.

The implementation of the OPTIMA Programme yielded PLN 4,383 thousand in savings for the segment in Q1 2006, which constitutes 7% of the potential assumed for the year 2006.

In comparison with Q1 2005, Q1 2006 saw the decrease of outlays for fixed assets and intangible assets by PLN 25,977 thousand.

Petrochemicals

Petrochemicals	3 months ended 31 March 2006 (unaudited data)		3 months ended 31 March 2005 (unaudited data)		% change 3 months	
Results according to IFRS (International Financial Reporting Standards)	PLN '000	USD '000	PLN '000	PLN '000	USD '000	PLN '000
Revenue, including:	**3 000 199**	**941 239**	**1 116 179**	**363 387**	**168.8%**	**159.0%**
Third-party sales	1 956 231	613 720	668 718	217 710	192.5%	181.9%
Intra-company sales*	1 014 400	318 243	421 246	137 142	140.8%	132.1%
Settlement value of hedging transactions	29 568	9 276	26 215	8 535	12.8%	8.7%
Segment's costs	**-2 701 157**	**-847 422**	**-845 667**	**-275 318**	**219.4%**	**207.8%**
Other operating income	33 257	10 434	1 015	330	3176.6%	3061.8%
Other operating expenses	-22 141	-6 946	-1 242	-404	1682.7%	1619.3%
Segment's result*	**310 158**	**97 304**	**270 285**	**87 995**	**14.8%**	**10.6%**
Third-party sales (thousand tons)	710		247		187.4%	

*) *The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group)*

From the 1st quarter of 2006, the Chemical segment is divided into two areas of operation: Petrochemicals and Chemicals. The new Petrochemicals section includes the activity of the following companies attributable to it: PKN ORLEN S.A., Chemopetrol a.s. and Kaucuk a.s. (subsidiaries of Unipetrol a.s.), ORLEN PetroZachód sp. z o.o., ORLEN PetroProfit sp. z o.o. and Basell Orlen Polyolefins Sp. z o.o.

During the 1st quarter of 2006, the segment's revenues were higher by PLN 1,884,020 thousand (by 168.8%), and third-party volume sales rose by 187.4%. In Q1 2006, thanks to the consolidation of Unipetrol a.s. capital group, the modernisation of the Olefin II installation in PKN ORLEN S.A. and the start-up of new polyethylene and propylene installations in Basell Orlen Polyolefins Sp. z o.o., the volume sales of main products of the segment increased, incl. for polyethylene – by 463.6%, polypropylene – by 359.4%, ethylene – by 201.3%, benzene – by 100.2%. The decrease of sales of ethylene oxide and orthoxylene in Q1 2006 is a consequence of the emergency shutdowns of main customers during this period and the resulting smaller demand for these products.

In Q1 2006, the segment's result was PLN 310,158 thousand, whereas in Q1 2005 it reached PLN 270,285 thousand. This level of results was caused by the disclosure of the profit of Unipetrol a.s. capital group (amounting to PLN 134,665 thousand) in Q1 2006. Very good results in this segment were generated by Chemopetrol a.s. as a result of the time transition in the price formula between the refinery part and the petrochemical part of Unipetrol a.s. capital group. After deduction of results of this company, the segment's profit in Q1 2006 would reach PLN 175,493 thousand, i.e. 35.10% below the amount from Q1 2005. Worse results in this segment were generated by PKN ORLEN S.A., as a result of a slump on the petrochemicals market. The estimated impact of changes of petrochemical margins amounted to PLN (-) 130 m. Due to the unplanned shutdowns of production installations in Basell Orlen Polyolefins Sp. z o.o., the results of the company worsened. The operating profit of BOP decreased by PLN 8,074 thousand in comparison with Q1 2005.

In comparison with Q1 2005, Q1 2006 saw the decrease of outlays for fixed assets and intangible assets by PLN 77,369 thousand.

Chemicals

Chemicals	3 months ended 31 March 2006 (unaudited data)		3 months ended 31 March 2005 (unaudited data)		% change 3 months	
Results according to IFRS (International Financial Reporting Standards	PLN '000	USD '000	PLN '000	PLN '000	USD '000	PLN '000
Revenue, including:	**848 454**	**266 182**	**378 762**	**123 311**	**124.0%**	**115.9%**
Third-party sales	846 157	265 461	378 762	123 311	123.4%	115.3%
Intra-company sales*	2 297	721	0	0	-	-
Segment's costs	**-786 710**	**-246 811**	**-313 870**	**-102 185**	**150.6%**	**141.5%**
Other operating income	7 845	2 461	1 837	598	327.1%	311.5%
Other operating expenses	-12 614	-3 957	-1 410	-459	794.6%	762.1%
Segment's result*	**56 975**	**17 875**	**65 319**	**21 265**	**-12.8%**	**-15.9%**
Third-party sales (thousand tons)	566		304		86.2%	

*) *The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group)*

From the 1st quarter of 2006, the Chemical segment is divided into two areas of operation: Petrochemicals and Chemicals. The new Chemicals segment includes the activity of the following companies: Zakłady Azotowe "Anwil" S.A., Spolana a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), ORLEN PetroProfit Sp. z o.o. (part attributable to this area).

In Q1 2006, mainly thanks to the consolidation of Unipetrol a.s. capital group, the volume sales of main products of the segment increased, incl. for polyvinyl chloride – by 104.3%, for soda lye – by 166.3% and ammonium nitrate – by 15.6%. The disclosure of results of Unipetrol a.s. capital group in 2006 had a favourable impact on the segment's result, which amounts to PLN 6,424 thousand.

The downward trend of commodity margins on chemical products, limitations in the supply of natural gas as well as the persistent severe winter limiting the demand for PVC were reflected by the dynamics of results of the key company in this segment – Anwil S.A. In Q1 2006 the operating result of the company decreased by PLN 16,462 thousand, i.e. by 25.2%, in comparison with the 1st quarter of 2005. The estimated impact of changes in prices of products and feedstocks amounts to PLN (-) 27 m, whereas the impact of the increase in volume sales amounts to PLN (+) 10 m.

The implementation of the OPTIMA Programme yielded PLN 12,650 thousand in savings for the segment in Q1 2006, which constitutes 22% of the potential assumed for the year 2006.

Due to the above factors, the segment's result was PLN 56,975 thousand, whereas in Q1 2005 it reached PLN 65,319 thousand. In comparison with Q1 2005, Q1 2006 saw the increase of outlays for fixed assets and intangible assets by PLN 21,481 thousand.

PKN ORLEN SA
SEC File
12-5036

Other Activities

Other Activities	3 months ended 31 March 2006 (unaudited data)		3 months ended 31 March 2005 (unaudited data)		% change 3 months	
Results according to IFRS (International Financial Reporting Standards	**PLN '000**	**USD '000**	**PLN '000**	**PLN '000**	**USD '000**	**PLN '000**
Revenue, including:	**510 349**	**160 109**	**372 076**	**121 134**	**37.2%**	**32.2%**
Third-party sales	250 519	78 594	163 411	53 201	53.3%	47.7%
Intra-company sales*	259 830	81 515	208 665	67 934	24.5%	20.0%
Segment's costs	**-458 204**	**-143 750**	**-327 523**	**-106 629**	**39.9%**	**34.8%**
Other operating income	8 796	2 760	9 095	2 961	-3.3%	-6.8%
Other operating expenses	-12 042	-3 778	-9 652	-3 142	24.8%	20.2%
Segment's result*	**48 899**	**15 341**	**43 996**	**14 323**	**11.1%**	**7.1%**
Third-party sales (thousand tons)	25		51		-51.0%	

*) *The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group)*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN S.A., the "Other Activities" segment includes a number of Group entities which were separated mainly within the restructuring process.

In Q1 2006, the segment achieved a profit of PLN 48,899 thousand. For comparison, the profit earned in Q1 2005 was PLN 43,996 thousand. The biggest growth in this area was recorded certainly by PKN ORLEN S.A., whose profit rose by PLN 14,719 thousand in comparison with Q1 2005. The part of activities of Unipetrol a.s. capital group attributable to this segment brought a loss of PLN 9,095 thousand in Q1 2006.

The implementation of the OPTIMA Programme yielded PLN 17,098 thousand in savings for the segment in Q1 2006, which constitutes 28% of the potential assumed for the year 2006.

In comparison with Q1 2005, Q1 2006 saw the increase of outlays for fixed assets and intangible assets by PLN 10,329 thousand.

Financial Review

Profit and Loss Account

The gross profit on sales for Q1 2006 totalled PLN 1,303,134 thousand, which means a PLN 168,556 thousand (11.5%) decrease in comparison with the result reported for Q1 2005. Total sales revenues rose by PLN 4,524,741 thousand (66.5%), with a simultaneous increase of costs of primary operating activities by PLN 4,897,103 thousand (81.3%). In Q1 2006, there was a year-on-year increase in the Group's third-party sales in all segments: Refinery (Production + Wholesale), which rose by PLN 2,152,313 thousand (72.0%), in Refinery (Retail), where third-party sales was higher by PLN 527,059 thousand (20.4%), in Petrochemicals where third-party sales expanded by PLN 1,287,513 thousand (192.5%), in Chemicals, which rose by PLN 467,395 thousand (123.4%) and in Other Activities, which rose by PLN 87,108 thousand (53.3%). The rise in the value of third-party sales was accompanied by an increase in volume sales by 35.2%, 22.8%, 187.4% and 86.2%, respectively, and by a 51.0% decrease in other activities.

In Q1 2006, costs of sale rose by PLN 156,387 thousand (32.0%) relative to Q1 2005, and totalled PLN 645,803 thousand. In the same period, general administrative expenses increased by PLN 47,419 thousand (23.9%) relative to Q1 2005, and reached the level of PLN 246,190 thousand. The increase in both kinds of costs was influenced by the consolidation of the Unipetrol a.s. capital group, where costs of sale and general administrative expenses in Q1 2006 totalled PLN 124,957 thousand and PLN 51,473 thousand, respectively.

Other operating costs increased by PLN 54,069 thousand, whereas other operating revenues rose by PLN 30,193 thousand. The profit on other operating activities in Q1 2006 amounted to PLN 38,326 thousand; for comparison, the profit in Q1 2005 reached PLN 14,450 thousand. The amount of profit in this segment was largely influenced by the liquidation of provisions in Q1 2006, including the provision for business risk in ORLEN Deutschland in the amount of PLN 5,101 thousand.

In Q1 2006, the value of EBITDA was PLN 983,696 thousand, which means a decrease by PLN 102,394 thousand in comparison with Q1 2005. The operating profit (EBIT) for Q1 2006 was PLN 450,747 thousand and was lower than the figure for Q1 2005 by PLN 347,206 thousand.

Financial income in Q1 2006 totalled PLN 146,982 thousand, having risen by PLN 100,803 thousand in comparison with the Q1 2005 figure. The Group also reported a PLN 94,194 thousand increase in financial expenses towards the Q1 2005 figure. Consequently, the loss in this segment totalled PLN 21,263 thousand in Q1 2006, whereas in the analogous period of 2005 the Group recorded a loss of PLN 27,872 thousand. The decrease of the loss for this segment was influenced mainly by the foreign exchange rate. In Q1 2006 a strong appreciation of PLN occurred, which resulted in a high level of positive exchange differences and, consequently, a considerable increase of financial income.

The share of entities evaluated with the equity method in the financial result amounted to PLN 46,752 thousand in Q1 2006, relative to PLN 50,690 thousand in Q1 2005.

The amount of income tax in Q1 2006 was PLN 78,083 thousand, which means a decrease by PLN 64,154 thousand year on year.

The above factors produced a net profit of PLN 398,153 thousand for Q1 2006, which constitutes a PLN 280,381 thousand decrease towards the profit for Q1 2005.

Balance-Sheet

As at the end of the 1st quarter of 2006, total assets amounted to PLN 33,808,525 thousand, which is a 1.2% increase towards 31 December 2005. The value of fixed assets rose by PLN 25,727 thousand (0.1%) in relation to their value as at 31 December 2005, and amounted to PLN 20,911,259 thousand, mainly due to the growth of tangible financial assets by PLN 25,543 thousand in relation to their value as at 31 December 2005. As at the end of Q1 2006, the value of current assets grew from PLN 12,518,779 thousand (as at 31 December 2005) to PLN 12,897,266 thousand, mainly due to an increase in inventories, trade debtors and other receivables by PLN 284,710 thousand and PLN 474,472 thousand, respectively. Concurrently, the value of cash dropped by PLN 359,462 thousand. Compared to the end of 2005, the working capital (current assets less current liabilities) increased from PLN 3,981,310 thousand to PLN 4,504,504 thousand.

At the end of Q1 2006, total shareholders' equity stood at PLN 19,909,073 thousand, which means an increase by PLN 596,084 thousand (3.1%) in relation to the end of 2005, mainly due to an increase in retained profits by PLN 372,559 thousand and exchange differences from the recalculation of subordinated entities by PLN 140,543 thousand. Long-term liabilities amounted to PLN 5,506,690 thousand and dropped by PLN 47,163 thousand in comparison with the end of 2005, mainly due to a decrease in provision for deferred income tax (by PLN 75,588 thousand). Short-term liabilities decreased from PLN 8,537,469 thousand as at 31 December 2005 to PLN 8,392,762 thousand as at 31 March 2006. With regard to short-term liabilities, there has been a significant decrease of trade creditors, other liabilities and accrued expense (by PLN 894,741 thousand) and an increase of credits and loans payable (by PLN 782,270 thousand). The Group's total debt (loans, borrowings and securities) reached PLN 5,325,797 thousand as at 31 March 2006, which means an increase by PLN 809,000 thousand as compared with the end of 2005.

Cash Flow

The Q1 2006 net operating cash flow stood at PLN (-) 557,195 thousand, having dropped by PLN 1,135,149 thousand relative to the analogous quarter of 2005. This decrease is attributable mainly to unfavourable trends with respect to liabilities and accrued expense (decrease by PLN 500,365 thousand in Q1 2006, against a PLN 804,384 thousand increase in Q1 2005) and receivables (increase by PLN 649,274 thousand in Q1 2006, against a PLN 363,987 thousand increase in Q1 2005). The decrease of operating cash was also a result of the drop of net profit by PLN 280,381 thousand in Q1 2006. On the other hand, operating cash flow was affected favourably by trends with regard to inventories (in Q1 2006 the increase of stock resulted in a decrease of cash by PLN 235,175 thousand, as compared to PLN 855,093 thousand in Q1 2005).

In Q1 2006, the net cash flow from investments totalled PLN (-) 403,529 thousand, which means a PLN 388,711 thousand decrease towards Q1 2005. The level of investment cash flow in Q1 2006 was influenced by expenses for the purchase of tangible fixed assets in the amount of PLN (-) 521,502 thousand, whereas in the analogous quarter of 2005 they amounted to PLN (-) 386,729 thousand. In Q1 2006, expenses were also incurred in the amount of PLN (-) 44,711 thousand for the purchase of short-term securities, whereas in Q1 2005 this item reached PLN (-) 39,629 thousand. The said investment cash flow was partly balanced by income from the sale of shares (PLN 76,772 thousand), tangible fixed assets (PLN 77,213 thousand) and the sale of short-term securities

(PLN 30,120 thousand), whereas in Q1 2005 these items amounted to PLN 364,000 thousand, PLN 4,230 thousand and PLN 388,185 thousand, respectively.

In Q1 2006, the amount of net financing cash flow reached PLN 601,234 thousand, whereas in the analogous period of 2005 it totalled PLN 138,835 thousand. The higher result for this item in 2006 results from the increase of the balance in respect of the contracting and repayment of loans and borrowings from PLN 170,436 thousand in Q1 2005 to PLN 655,089 thousand in Q1 2006.

As a result of the above cash flows, the amount of cash as at 31 March 2006 was PLN 767,341 thousand, which means a decrease by PLN 669,925 thousand as compared to the end of March 2005.

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the period of 3 months
ended 31 March 2006 and 31 March 2005
(PLN'000)

ITEM	3 months ended 31 March 2006 (unaudited data)	3 months ended 31 March 2005 (unaudited data)	% change 3 months
Sales of products	10 807 098	6 880 177	57.1%
Excise tax and other charges	-2 763 643	-2 309 324	19.7%
Net revenue on sales of products	**8 043 455**	**4 570 853**	**76.0%**
Sales of goods and materials	3 442 692	2 269 315	51.7%
Excise tax and other charges	-155 498	-34 260	353.9%
Net revenue of sales of goods and materials	**3 287 194**	**2 235 055**	**47.1%**
Total sales revenues	**11 330 649**	**6 805 908**	**66.5%**
Cost of manufacturing of products sold	-7 142 471	-3 136 697	127.7%
Value of goods and materials sold	-2 885 044	-2 197 521	31.3%
Gross profit on sales	**1 303 134**	**1 471 690**	**-11.5%**
Costs of sale	-645 803	-489 416	32.0%
General administrative expenses	-246 190	-198 771	23.9%
Other operating income	132 740	78 671	68.7%
Other operating expenses	-94 414	-64 221	47.0%
Profit on disposal of all or part of equity interests of subordinated entities	1 280		
Operating profit	**450 747**	**797 953**	**-43.5%**
Financial income	146 982	46 179	218.3%
Financial expenses	-168 245	-74 051	127.2%
Net financial income and expenses	**-21 263**	**-27 872**	**-23.7%**
Share in financial result of entities evaluated with equity method*	46 752	50 690	-7.8%
Profit before tax	**476 236**	**820 771**	**-42.0%**
Corporate income tax	-78 083	-142 237	-45.1%
Net profit	**398 153**	**678 534**	**-41.3%**
including:			
Profit attributable to minority interest	33 176	11 007	201.4%
Profit attributable to parent company shareholders	**364 977**	**667 527**	**-45.3%**

*) including: the share of Polkomtel S.A. – PLN 47,289 thousand in Q1 2006 and PLN 50,907 thousand in Q1 2005

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 31 March 2006 and 31 December 2005
(PLN '000)

ITEM	31 March 2006 (unaudited data)	31 March 2005 (unaudited data)	% change
ASSETS			
Fixed assets			
Property, plant and equipment (tangible fixed assets)	18 475 702	18 510 754	-0.2%
Goodwill	17 630	17 630	0.0%
Intangible assets	610 229	610 984	-0.1%
Financial assets	576 527	550 984	4.6%
Shares and equity interests in entities consolidated with equity method	1 029 982	1 025 077	0.5%
Loans granted	8 322	7 145	16.5%
Deferred tax assets	72 705	62 131	17.0%
Property investments	29 267	11 557	153.2%
Perpetual usufruct right	75 312	76 172	-1.1%
Other fixed assets	15 583	13 098	19.0%
Total fixed assets	**20 911 259**	**20 885 532**	**0.1%**
Current assets			
Stocks	6 397 947	6 113 237	4.7%
Trade debtors and other receivables	5 252 110	4 777 638	9.9%
Income tax receivable	34 189	49 567	-31.0%
Short-term securities	131 206	104 938	25.0%
Prepayments	176 745	145 853	21.2%
Cash and cash equivalents	767 341	1 126 803	-31.9%
Other financial assets	74 763	111 899	-33.2%
Assets classified as appropriated for sale	**62 965**	**88 844**	**-29.1%**
Total current assets	**12 897 266**	**12 518 779**	**3.0%**
Total assets	**33 808 525**	**33 404 311**	**1.2%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Initial capital	534 636	534 636	0.0%
Initial capital revaluation adjustment*	522 999	522 999	0.0%
Initial capital	**1 057 635**	**1 057 635**	0.0%
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Share premium spare capital	**1 227 253**	**1 227 253**	**0.0%**
Hedging accounting capital	38 548	60 075	-35.8%
Currency-translation differences on subsidiary entities	-15 471	-156 014	-90.1%
Retained profits, including:	14 880 121	14 507 562	2.6%
net profit of parent company shareholders from the current year	364 977	4 585 132	-92.0%
undistributed result from previous years due to changes of accountancy rules	0	1 741 958	-100.0%
Shareholders' equity (attributable to shareholders of parent company)	**17 188 086**	**16 696 511**	**2.9%**
Minority interests	2 720 987	2 616 478	4.0%
Total shareholders' equity	**19 909 073**	**19 312 989**	**3.1%**
Long-term liabilities			
Loans and borrowings	3 432 708	3 405 978	0.8%
Provisions	957 474	956 991	0.1%
Deferred income tax provisions	944 571	1 020 159	-7.4%
Other long-term liabilities	171 937	170 725	0.7%
Total long-term liabilities	**5 506 690**	**5 553 853**	**-0.8%**

Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	5 789 309	6 684 050	-13.4%
Provisions	636 327	683 273	-6.9%
Corporate income tax payable	42 308	35 711	18.5%
Loans and borrowings	1 893 089	1 110 819	70.4%
Deferred income	20 160	19 265	4.6%
Other financial liabilities	11 569	4 351	165.9%
Total short-term liabilities	**8 392 762**	**8 537 469**	**-1.7%**
Total shareholders' equity and liabilities	**33 808 525**	**33 404 311**	**1.2%**

*) share capital was revaluated according to International Financial Reporting Standards 29

ATTACHMENT III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the period of 3 months ended 31 March 2006 and 31 March 2005
(PLN '000)

ITEM	3 months ended 31 March 2006 (unaudited data)	3 months ended 31 March 2005 (unaudited data)	% change 3 months
Operating cash flow			
Net profit	**398 153**	**678 534**	**-280 381**
Total adjustments:			
Share in financial profit of entities evaluated with equity method	-46 752	-50 690	3 938
Depreciation and amortisation	532 949	288 137	244 812
Net dividends and interest	63 643	-183	63 826
Corporate income tax on profit before tax	78 083	142 237	-64 154
Profit (loss) on investment activities	-43 812	-15 079	-28 733
Decrease / (increase) in receivables	-649 274	-363 987	-285 287
Decrease / (increase) in stocks	-235 175	-855 093	619 918
Decrease / increase in liabilities and accrued expenses	-500 365	804 384	-1 304 749
Decrease / increase in provisions	-44 528	12 981	-57 509
Other adjustments	42 571	37 222	5 349
Corporate income tax paid	-152 688	-100 509	-52 179
Net operating cash flow	**-557 195**	**577 954**	**-1 135 149**
Investment cash flow			
Acquisition of property, plant and equipment and intangible assets	-521 502	-386 729	-134 773
Gain on disposal of property, plant and equipment	77 213	4 230	72 983
Gain on disposal of shares	76 772	364	76 408
Acquisition of shares and interests	-24 036	-1 611	-22 425
Acquisition of short-term securities	-44 711	-39 629	-5 082
Gain on disposal of short-term securities	30 210	388 185	-357 975
Dividends and interest received	3 026	19 815	-16 789
Loans (granted)/repaid	2 822	842	1 980
Other adjustments	-3 323	-285	-3 038
Net investment cash flow	**-403 529**	**-14 818**	**-388 711**
Financing cash flow			
Gain on long- and short-term loans and borrowings*	3 719 714	263 091	3 456 623
Repayment of long- and short-term loans and borrowings	-3 064 625	-92 655	-2 971 970
Interest paid	-47 135	-23 269	-23 866
Other adjustments	-6 720	-8 332	1 612
Net financing cash inflow/(outflow)	**601 234**	**138 835**	**462 399**
Change in net cash	**-359 490**	**701 971**	**-1 061 461**
Foreign exchange gains/losses	28	5 792	-5 764
Cash at beginning of period	**1 126 803**	**729 503**	**397 300**
Cash at end of period, including:	**767 341**	**1 437 266**	**-669 925**
Restricted cash	103 090	262 583	-159 493

*) incl. change of long-term financing in the amount of PLN 1,359,091 thousand in connection with the obtaining of preferential conditions of loans and borrowings.

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the period of 3 months ended 31 March 2006 and 31 March 2005
(PLN '000)

ITEM	3 months ended 31 March 2006 (unaudited data)	3 months ended 31 March 2005 (unaudited data)	% change 3 months
REVENUE ON THIRD-PARTY SALES[1]			
Refinery (production + wholesale)	5 141 877	2 989 564	72.0%
Refinery (retail)	3 106 297	2 579 238	20.4%
Petrochemicals	1 956 231	668 718	192.5%
Chemicals	846 157	378 762	123.4%
Other activities	250 519	163 411	53.3%
TOTAL	**11 301 081**	**6 779 693**	**66.7%**
FINANCIAL RESULT[2]			
Refinery (production + wholesale)	139 442	551 716	-74.7%
Refinery (retail)	6 420	1 257	-
Petrochemicals	310 158	270 285	14.8%
Chemicals	56 975	65 319	-12.8%
Other activities	48 899	43 996	11.1%
Exclusions	-4 878	-325	-
Total of non-attributed items	-106 269	-134 295	-20.9%
TOTAL	**450 747**	**797 953**	**-43.5%**
EXPENDITURE ON FIXED ASSETS			
Refinery (production + wholesale)	78 536	74 885	4.9%
Refinery (retail)	56 322	82 299	-31.6%
Petrochemicals	54 166	131 535	-58.8%
Chemicals	43 722	22 241	96.6%
Other activities	31 585	21 256	48.6%
Total of non-attributed items	8 392	2 258	271.7%
TOTAL	**272 723**	**334 474**	**-18.5%**
DEPRECIATION AND AMORTISATION			
Refinery (production + wholesale)	155 639	147 821	5.3%
Refinery (retail)	70 290	50 219	40.0%
Petrochemicals	201 082	21 514	834.7%
Chemicals	48 370	24 501	97.4%
Other activities	50 335	36 436	38.1%
Total of non-attributed items	7 233	7 646	-5.4%
TOTAL	**532 949**	**288 137**	**85.0%**

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the period of 3 months
ended 31 March 2006 and 31 March 2005
(in tons)

ITEM	3 months ended 31 March 2006 (unaudited data)	3 months ended 31 March 2005 (unaudited data)	% change 3 months
CRUDE OIL THROUGHPUT ('000 tons)	**4 109**	**3 162**	**29.9%**
REFINERY OUTPUT			
Petrols	786 186	699 487	12.4%
Diesel oils	1 150 325	842 116	36.6%
Heating oil III	261 544	148 907	75.6%
Ekoterm	437 498	457 853	-4.4%
Jet A-1	96 558	87 752	10.0%
LPG	85 955	58 486	47.0%
Other refining products	269 562	222 402	21.2%
TOTAL	**3 087 628**	**2 517 003**	**22.7%**
SALES OF REFINING PRODUCTS			
Petrols	993 957	872 611	13.9%
Diesel oils	1 412 443	868 667	62.6%
Heating oil III	209 309	109 556	91.1%
Ekoterm	495 860	484 962	2.2%
Jet A-1	94 838	84 796	11.8%
LPG	91 174	70 042	30.2%
Other refining products	261 339	215 193	21.4%
TOTAL	**3 558 920**	**2 705 827**	**31.5%**
CHEMICALS OUTPUT			
Polyethylene	123 800	18 638	564.2%
Polypropylene	91 623	18 765	388.3%
Ethylene	146 761	23 279	530.4%
Glycols	29 873	28 933	3.2%
Propylene	112 590	38 818	190.0%
Ammonium nitrate	131 530	133 324	-1.3%
CANWIL	106 196	106 392	-0.2%
Polyvinyl chloride (PVC)	90 697	51 837	75.0%
Other petrochemical products	602 091	169 497	255.2%
TOTAL	**1 435 161**	**589 483**	**143.5%**
SALES OF CHEMICAL PRODUCTS			
Polyethylene	109 830	18 395	497.1%
Polypropylene	85 981	18 620	361.8%
Ethylene	65 902	21 871	201.3%
Glycols	29 452	29 674	-0.7%
Propylene	61 932	38 539	60.7%
Ammonium nitrate	150 804	130 469	15.6%
CANWIL	108 869	91 987	18.4%
Polyvinyl chloride	93 037	45 541	104.3%
Other petrochemical products	568 038	155 673	264.9%
TOTAL	**1 273 845**	**550 769**	**131.3%**

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the period of 3 months ended 31 March 2006 and 31 March 2005 (in tons)

Sale of light products in PKN ORLEN S.A. Group (by volume)	3 months ended 31 March 2006 (unaudited data)	3 months ended 31 March 2005 (unaudited data)	% change 3 months
Wholesale of key light products, including:	**2 172 874**	**1 635 484**	**32.9**
- Petrol	513 303	443 267	15.8
- Diesel oil	1 022 365	584 543	74.9
- Jet A-1	94 838	84 796	11.8
- Ekoterm	495 858	484 386	2.3
- LPG	46 510	37 992	22.4
Retail sales of engine fuels, including:	**915 398**	**745 594**	**22.8**
- Petrol	480 654	429 344	12.0
- Diesel oil	390 078	284 124	37.3
- Ekoterm	2	76	-97.4
- LPG	44 664	32 050	39.4
Total sales of fuels, including:	**3 088 272**	**2 381 078**	**29.7**
- Engine fuels	2 497 574	1 811 320	37.9

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the 1st quarter of 2006.

The Company's estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories (excluding LIFO effect in Unipetrol a.s.) for PKN ORLEN and for PKN ORLEN Capital Group under International Accounting Standards are as follows (PLN '000s):

	Q1 2006 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q1 2006 assuming LIFO valuation of inventories	Q1 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q1 2005 assuming LIFO valuation of inventories
Unconsolidated gross profit	304 018	145 381	705 921	430 395
Unconsolidated net profit	247 847	119 351	573 793	350 617
Consolidated gross profit	476 236	297 191	820 771	545 960
Consolidated net profit	398 153	254 332	678 534	455 937

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The results achieved by PKN and the Capital Group are, therefore, positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above, increasing crude oil prices have a negative effect, and falling crude oil prices have a positive effect on the results in comparison to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movements. In Q1 2006 the increase of crude throughput oil price was clearly slower than in Q1 2005. The increase in the quantity of oil inventory was clearly lower, too. Therefore, the negative adjustment of the result due to LIFO valuation in 2006 is clearly smaller than in 2005.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Legal basis*:

Art. 56 par. 1 pt 1 of the Law on 29 July 2005 on public offers and conditions of introduction of financial instruments into a structured trading system and on public companies (Journal of Laws 2005, No. 184, item 1539)

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	OGM of PKN ORLEN
Released	16:25 23-May-06
Number	4552D

Regulatory announcement no 31/2006 dated 23rd May 2006

Agenda for the Ordinary General Meeting of PKN ORLEN shareholders to be held on 27 June 2006

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, hereby publishes the Agenda of the Ordinary General Meeting ("Meeting") of PKN ORLEN, to be held on 27th June 2006. The Meeting shall commence at 13.00 CET in Plock (Poland) at the following address:

Dom Technika
ul. Kazimierza Wielkiego 41

The Meeting is convened by the Management Board of PKN ORLEN S.A. in line with Article 399 §1 in connection with Article 395 §1 of the Code of Commercial Companies and in line with §7 item 3 of the Company's Articles of Association

Agenda of the Ordinary General Meeting of Shareholders:

1. Opening
2. Election of the Chairman of the Meeting
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda
5. Election of the Vote Counting Commission
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the financial year 2005 with a motion concerning profit distribution for the financial year 2005.
7. Revision of the Management Board's Report on the PKN ORLEN's Capital Group performance and consolidated financial statements of the PKN ORLEN Capital Group for the financial year 2005.
8. Presentation of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the financial year 2005 regarding conformity with books and documentation, and with the actual status and the Management Board's motion concerning profit distribution for the financial year 2005.
9. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the financial year 2005.
10. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's Capital Group performance and consolidated financial statements of the PKN ORLEN Capital Group for the financial year 2005.
11. Passing of a resolution concerning the distribution of profit made by PKN ORLEN in 2005

and the setting of the dividend day and the date for payment of the dividend.
12. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2005.
13. Passing of resolutions concerning approval of PKN ORLEN Supervisory Board Members' performance in 2005.
14. Passing of a resolution concerning the leasing of assets of Zaklad Ekspedycji, representing the organised part of the enterprise, and the selling of the movables of Zaklad Ekspedycji.
15. Passing of resolutions concerning amendments to the Articles of Association of PKN ORLEN and giving authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association.
16. Passing of a resolution concerning approval of the Corporate Governance Principles for the issuers of shares, convertible bonds and pre-emptive conversion bonds admitted to public trading.
17. Passing of a resolution concerning amendments to the Constitution of the General Meeting of PKN ORLEN and the adoption of the unified text of the amended Constitution of the General Meeting of Shareholders of PKN ORLEN
18. Information regarding the general restructurisation plan in the first quarter 2006.
19. Changes to the composition of the Supervisory Board.
20. Closure of the General Meeting of Shareholders.

According to the point 15 of the agenda regarding the changes in the Company Articles of Association, pursuant to Article 402 § 2 of the Code of Commercial Companies, PKN ORLEN hereby publishes the proposed amendments to the Articles of Association of PKN ORLEN:

1. in § 2 item 2 point 18 as below:
"production and exploration of crude oil"
to be replaced with the following:
"production of, exploration and searching for, crude oil, including operating services connecte with the exploitation of crude oil deposits"

2. in § 2 item 2 point 19 as below:
"production and exploration of natural gas"
to be replaced with the following:
"production of, exploration and searching for, natural gas, including operating service connected with the exploitation of natural gas deposits"

3. in § 2 item 2 after point 26 to be added the following:

"27. operating in telecommunication and tele-information and advisory services in that are including operating in land-line telecommunication, telegraphy, mobile telecommunication, dat transmitting.
28. operating in informatics, including software editorial services, software editorial services i the other operations connected with data bases and data processing, hardware advisor conservation and repair of office machines, accounting machines and hardware.
29. recruitment and employee leasing, and economic activity operating and manageme advisory services."

4. in § 8 item 5 as below:
"At least two members of the Supervisory Board have to comply with the following provisions:
1. he/she is not an employee of the Company or the Affiliated Entity;
2. he/she is not a member of the supervisory or management authorities of the Affiliated Entity;

3. he/she is not a shareholder having 5% or more votes on the Company's General Meeting (Shareholders or the Affiliated Entity's general meeting;
4. he/she is not a member of supervisory or management authorities or employee of the enti having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliate Entity's general meeting;
5. he/she is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Above mentioned provisions must be fulfilled during whole period of the mandate.
Any member who did not comply or stopped complying with the above provisions should b immediately recalled.
In the respect to these Articles of Association „the Affiliated Entity" means that it is Domina towards the Company, Dependent Entity towards the Company or Dependent Entity towards th Company's Dominant Entity.
In the respect to these Articles of Association an entity is „Dependent Company" towarc another entity (Dominant Entity) if Dominant Entity:
a) has a majority votes in authorities of another entity (Dependent Entity), also on the basis (agreements with other entitled parties, or
b) is entitled to appoint or recall majority of members of other entity (Dependent Entit management authorities, or
c) more than half of the members of the board of the second entity (Dependent Entity) are at th same time members of the board or managers of the first entity or other entity remaining wi the first one in dependence relation.
Dependent Entity towards Dominant Entity towards the Company is also entity which Dependent towards another entity which remains in dependence relation towards Domina Entity towards the Company.
Statements in this article came into effect on the day of the General Meeting of Shareholde approval of the Company's financial statement for year 1999.

to be replaced with the following:

"At least two members of the Supervisory Board have to comply with the following provisior (so-called independent members of the Supervisory Board):
1. he/she is not an employee of the Company or the Affiliated Entity;
2. he/she is not a member of the supervisory or management authorities of the Affiliated Entity;
3. he/she is not a shareholder having 5% or more votes on the Company's General Meeting (the Affiliated Entity's general meeting;
4. he/she is not a member of supervisory or management authorities or employee of the enti having 5% or more votes on the Company's General Meeting or the Affiliated Entity's gener meeting;
5. he/she is not an ascendant, descendant, spouse, sibling, spouse's parent or any other persc remaining in an adoption relationship with any of the persons mentioned above.

Independent members of the Supervisory Board submit to the Company, before they a appointed to the Supervisory Board, a written declaration that they comply with the abov mentioned provisions. In case the above mentioned provisions are not fulfilled by the member (Supervisory Board, he/she is obliged to inform immediately the Company about that fact. Th Company informs its Shareholders about the current number of independent members of th Supervisory Board.
In case the number of independent members of the Supervisory Board amounts to less tha two, the Management Board of the Company is obliged to convene immediately the Gener Meeting and place on the agenda of that General Meeting the point regarding the changes t the composition of the Supervisory Board. Until the changes to the composition of th Supervisory Board regarding the adjustment of the number of independent members of th

Supervisory Board to the requirements of the Articles of Association are made, the Supervisoı Board act in the so far composition and statements of Article 8 item 9a of these Articles. (Association are not applied.
In respect to these Articles of Association „the Affiliated Entity" means that it is Dominaı towards the Company, a Dependent Entity towards the Company, or a Dependent Entiı towards the Company's Dominant Entity.
In respect to these Articles of Association an entity is a „Dependent Company" towards another entity ("Dominant Entity") if the Dominant Entity:
a) has a majority votes in the authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or
b) is entitled to appoint or recall a majority of members of the other entity's (Dependent Entity) management authorities, or
c) more than half of the members of the management board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in a relationship of dependence.
Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in a dependence relation towards Dominant Entity towards the Company.

5. in § 8 item 9a as below:
„Passing resolution regarding:
a) any contribution to members of the management board provided by the Company or any related entities,
b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company requires the assent of at least half of the independent members of the Supervisory Board as mentioned in § 8 item 5."

to be replaced with the following:
„Passing resolution regarding:
a) any contribution to members of the management board provided by the Company or any related entities,
b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company requires the assent of at least half of the independent members of the Supervisory Board with the restriction to the provisions of § 8 item 5."

6. in § 8 item 12 point 4 letter a) as below:
"a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans"

to be replaced with the following:
"a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to the turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual financial plans"

7. after §9 to be added §9a "Observers" as follows:

"1. Until the Minister responsible for the issues of the State Treasury or another Ministe executes the rights over PKN ORLEN S.A. shares, held by the State Treasury, the responsibl Minister can appoint to the Company one or two Observers.
2. Detailed rules of Observers acting are described in the Constitution of the General Meetin Constitution of the Supervisory Board and Constitution of the Management Board."

In accordance with Article 406 § 3 of the Code of Commercial Companies participation in the Ordinary General Meeting is permitted for those holding certificates. The certificates must be issued by a brokerage house or a bank managing a securities account, state the number of shares owned, and confirm that the shares will have been deposited in the account by the end of the Meeting.

Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted by 19 June 2006 inclusive at the Legal Office - room 110, Company's Headquarters in Plock, 7 Chemikow St., between 8.00 a.m. and 4.00 p.m.

Copies of the Management Board's Report on PKN ORLEN's performance and a report on financial results of PKN ORLEN, together with a copy of the Supervisory Board's Report and a copy of the Certified Auditor's report, will be distributed no earlier than 15 days before the Meeting. The copies of other issues included in the Agenda will be made available no earlier than a week before the Meeting in the Company's Headquarters in Plock, 7 Chemikow St. at the reception desk from 8 am till 3 pm.

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three working days before the Meeting.

Registration of shareholders and distribution of voting cards will begin at 12:00 p.m. at the front of the Meeting hall.

Detailed information regarding the Meeting are available on the Company's web-side www.orlen.pl.

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Number of shares decreased
Released	17:21 24-May-06
Number	5443D

The Bank of New York decreased share in the total number of votes at PKN ORLEN's General Meeting

Regulatory announcement no 32/2006 dated May 24th, 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on May 23rd, 2006, it was informed that The Bank of New York, as the depositary for PKN ORLEN's Depositary Receipts ("DRs"), decreased its share in the total number of votes at PKN ORLEN's General Meeting. The change was made due to the cancellation by The Bank of New York of a number of DR's on May 19th, 2006. Due to this fact, The Bank of New York on May 19th, 2006 were in possession of 42,680,278 shares of PKN ORLEN, which is equivalent to 42,680,278 votes at PKN ORLEN's General Meeting (representing 9.98% of the initial capital of PKN ORLEN and 9.98% of votes at PKN ORLEN's General Meeting).

According to regulatory announcement no 98/2003, published on December 23rd, 2003, The Bank of New York was in possession of 45,061,314 shares of PKN ORLEN, equivalent to 45,061,314 votes at PKN ORLEN's General Meeting (representing 10.54% of the initial capital of PKN ORLEN and 10.54% of votes at PKN ORLEN's General Meeting).

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**PKN ORLEN SA
SEC File
82-5036**

Regulatory Announcement

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PKN ORLEN S.A.
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Number of shares decreased
Released	17:21 24-May-06
Number	5443D

The Bank of New York decreased share in the total number of votes at PKN ORLEN's General Meeting

Regulatory announcement no 32/2006 dated May 24th, 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on May 23rd, 2006, it was informed that The Bank of New York, as the depositary for PKN ORLEN's Depositary Receipts ("DRs"), decreased its share in the total number of votes at PKN ORLEN's General Meeting. The change was made due to the cancellation by The Bank of New York of a number of DR's on May 19th, 2006. Due to this fact, The Bank of New York on May 19th, 2006 were in possession of 42,680,278 shares of PKN ORLEN, which is equivalent to 42,680,278 votes at PKN ORLEN's General Meeting (representing 9.98% of the initial capital of PKN ORLEN and 9.98% of votes at PKN ORLEN's General Meeting).

According to regulatory announcement no 98/2003, published on December 23rd, 2003, The Bank of New York was in possession of 45,061,314 shares of PKN ORLEN, equivalent to 45,061,314 votes at PKN ORLEN's General Meeting (representing 10.54% of the initial capital of PKN ORLEN and 10.54% of votes at PKN ORLEN's General Meeting).

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PKN ORLEN
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Purchase of shares
Released	16:09 26-May-06
Number	6940D

Regulatory announcement no. 33/2006

The execution of the agreements for the purchase of shares in Mazeikiu Nafta by PKN ORLEN

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") hereby announces that on 26 May 2006, PKN ORLEN, as the buyer, and Yukos International UK B.V., a private limited liability company with its seat in the Netherlands ("**Yukos International**"), as the seller, concluded a share purchase and sale agreement (the "**Yukos Agreement**") related to the purchase by PKN ORLEN of a 53.7022% stake in AB Mazeikiu Nafta, a public company with its seat in Lithuania ("**Mazeikiu**"). On 18 May 2006, PKN ORLEN unilaterally executed the Yukos Agreement and delivered it to the other party. Yukos International counter-signed the Yukos Agreement on 26 May 2006 after the New York Bankruptcy Court had lifted the temporary restraining order previously imposed on Yukos International with respect to selling any Mazeikiu shares.

In addition, on 19 May 2006 PKN ORLEN unilaterally executed and delivered the following documents to the Government of the Republic of Lithuania (the "**GOL**"): (a) a share purchase agreement (the "**GOL Agreement**") related to PKN ORLEN's purchase of an additional 30.6615% Mazeikiu share stake from the GOL; and (b) a put option agreement related to the 10.0006% of shares in Mazeikiu (the "**Put Option Agreement**") that will be continue to be owned by the GOL following the sale of the 30.6615% stake to PKN ORLEN. The GOL Agreement and the Put Option Agreement will be counter-signed by the GOL upon obtaining the Lithuanian Parliament's approval of the PKN ORLEN transaction, which is expected by 10 July 2006 at the latest.

Pursuant to the Yukos Agreement, PKN ORLEN will purchase 379,918,411 ordinary shares in Mazeikiu, with a nominal value of 1 litas each, representing approximately 53.7022% of Mazeikiu's share capital, for the aggregate price of USD 1,492,000,000 (the equivalent of PLN 4,571,786,400 pursuant to the fixing rates list No. 102/A/NBP/2006 of 26 May 2006), i.e. USD 3.972 per share. The performance of the Yukos Agreement is subject to the fulfillment of certain conditions precedent, i.a. (a) the receipt of all consents, including the European Commission concentration clearance, and (b) the GOL's failure to exercise its right of first refusal with respect to the shares being purchased by PKN ORLEN from Yukos International. If any of the conditions precedent has not been fulfilled by 30 September 2006, each of the parties will have the right to terminate the Yukos Agreement. However, each party will have the right to extend the termination date to 31 March 2007 if the only condition that is not satisfied by 30 September 2006 is the consent of the European Commission.

During the period between the execution of the Yukos Agreement and the transaction closing date, Yukos International shall ensure that Mazeikiu and its subsidiaries conduct operations

within the ordinary course of business and do not take any action which would materially adversely affect the parties' ability to consummate the transaction.

In the event the GOL Agreement is approved by the Lithuanian Parliament and signed by the GOL, PKN will purchase an additional 216,915,941 ordinary Mazeikiu shares with the nominal value of 1 litas each, representing approximately 30.6615% of Mazeikiu's share capital, for the aggregate price of USD 851,828,900.31 (the equivalent of PLN 2,610,174,116.33 pursuant to fixing rates list No. 102/A/NBP/2006 of 26 May 2006), i.e. USD 3.927 per share. The performance of the GOL Agreement is subject to the fulfillment of certain conditions precedent, i.a. (a) the acquisition by PKN ORLEN of 53.7022% of Mazeikiu's shares from Yukos International; and (b) the receipt of the European Commission's concentration clearance. If any of the conditions precedent has not been fulfilled by 30 September 2006, neither of the parties will have the obligation to complete the transaction contemplated under the GOL Agreement. However, the parties will remain bound to close the transaction until 31 March 2007 if the only condition that has not been satisfied by 30 September 2006 is the consent of the European Commission.

Together with the GOL Agreement, the GOL will execute the Put Option Agreement, pursuant to which the GOL will be entitled to sell to PKN ORLEN 70,750,000 ordinary Mazeikiu shares, each with a nominal value of 1 litas, representing approximately 10.0006% of Mazeikiu's share capital. The put option will remain valid for five years after the sale of the 30.6615% stake pursuant to the GOL Agreement. The aggregate price for all option shares is USD 277,835,250 (USD 3,927 per share). However, if the GOL exercises the option within three years from the sale of the 30.6615% stake to PKN ORLEN pursuant to the GOL Agreement, the aggregate price for all option shares will be USD 284,450,375 (USD 4.0205 per share).

Upon the acquisition of Mazeikiu shares from Yukos International, PKN ORLEN will be required under the Lithuanian law to tender for the remaining Mazeikiu shares. PKN ORLEN shall announce a public tender for the remaining shares within 30 days of the purchase of the Mazeikiu shares from Yukos International. The price per share offered in the mandatory public tender must not be lower than the highest price paid by PKN ORLEN for the Mazeikiu shares during the 12-month period preceding the announcement of the tender offer.

Upon the acquisition of Mazeikiu's shares from Yukos International, PKN ORLEN will become a party to certain agreements related to the two previous privatizations of Mazeikiu conducted in 1999 and 2002, in particular, the 1999 and 2002 privatization agreements and the shareholders' agreement between the GOL and Yukos International. If the GOL Agreement is executed by the GOL, all agreements related to the previous privatizations of Mazeikiu, including both privatization agreements and the existing shareholders' agreement to be assigned to PKN ORLEN will be terminated immediately upon the closing of the transaction with Yukos International, and the parties thereto will be fully discharged from any and all liabilities under these agreements. Furthermore, if the GOL Agreement is executed by the GOL, the existing shareholders' agreement will be replaced by the new shareholders' agreement between PKN ORLEN and the GOL as of the closing date of the transaction with Yukos International. Pursuant to the new shareholders' agreement, PKN ORLEN will maintain full operational control over Mazeikiu. The GOL will be entitled to nominate one of the nine members of Mazeikiu's Supervisory Council and one out of the seven members of Mazeikiu's Management Board. In addition, the GOL will be entitled to request cancellation of the resolutions of Mazeikiu's corporate authorities if such resolutions present a threat to the national security or the energy security policy of the Republic of Lithuania. The GOL will be entitled to request that PKN ORLEN sells all its shares in Mazeikiu in any of the following

circumstances: (a) Mazeikiu incurs a loss in each of any five consecutive financial years; (b) Mazeikiu's assets with a value exceeding USD 200,000,000 are seized in connection with the enforcement proceedings following a final and non-appealable court order; (c) over 50% of votes in PKN ORLEN are acquired by an entity that, in the GOL's reasonable opinion, presents a threat to the national security of the Republic of Lithuania. Every disposal of shares in Mazeikiu by PKN ORLEN and/or the GOL will be subject to the other party's right of first refusal. The new shareholders' agreement will expire upon the disposal by the GOL of any of its 70,750,000 shares in Mazeikiu.

All transaction documents are governed by English law.

PKN ORLEN's investment in Mazeikiu is of a long-term nature.

The Yukos Agreement and the GOL Agreement are material agreements because the value of the transactions contemplated thereby exceeds 10% of PKN ORLEN's equity.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 of the Regulation of the Polish Minister of Finance dated 19 October 2005 on the Current and Periodic Information to the Disclosed by Issuers of Securities (Journal of Laws No. 209, item 1744)

The Management Board of PKN ORLEN S.A.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Signing the agreement
Released	07:00 01-Jun-06
Number	8761D

Regulatory announcement no 34/2006 dated May 31st, 2006

Signing the agreement for terephthalic acid deliveries to SK EUROCHEM

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on May 31st, 2006 it signed an agreement with SK EUROCHEM, based in Wloclawek, Poland ("Agreement"). The Agreement was signed for the period 1st July 2010 to 31st December 2014 for the deliveries to SK EUROCHEM 25-50 thousand tons of terephthalic acid ("PTA") during the first year of contractual period and deliveries of 100-120 thousand tons of PTA per year in the next years of contractual period.
The estimated total value of the Agreement in the whole contractual period amounts to approximately PLN 2,100 m.
The Agreement is valid from the date of signing. PTA deliveries/acceptance will start on July 1st, 2010 and PKN ORLEN is granted with a right to change the date once and no more than for 9 months. After 5 years from the first delivery date, terms of the Agreement can extend the contractual period.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	List of announcements
Released	07:00 15-May-06
Number	9376C

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 29/2006 dated May 12th, 2006

List of announcements published by PKN ORLEN in 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the list of all regulatory announcements and interim reports, specified in Art. 56 item 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading and on Public Companies, dated 29 July 2005, published by PKN ORLEN between January 1st, 2005 and December 31st, 2005 ("Announcements").

Full text of all the Announcements is available on the PKN ORLEN website: www.orlen.pl in the investor relations section.

List of announcements published by PKN ORLEN in 2005

(Specified in Art. 56 item 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading and on Public Companies, dated 29 July 2005)

Interim Reports

Publication Date	Subject
01.03.2005	Consolidated quarterly report 4Q 2004 (PAS)
31.03.2005	Unconsolidated annual report 2004 (PAS)
20.04.2005	Consolidated annual report 2004 (PAS)
06.05.2005	Unconsolidated annual report 2004 amended on 5 May 2005 in relation to the financial statements issued on 31 March 2005 (PAS)
06.05.2005	Consolidated annual report 2004 amended on 5 May 2005 in relation to the financial statements issued on 20 April 2005 (PAS)
16.05.2005	Consolidated quarterly report 1Q 2005 (IFRS)
29.09.2005	Consolidated quarterly report 2Q 2005 (IFRS)
29.09.2005	Consolidated half-year report 1H 2005 (IFRS)
14.11.2005	Consolidated quarterly report 3Q 2005 (IFRS)

Regulatory Announcements

Report Number	Publication Date	Subject
1/2005	03.01.2005	Wholesale agreement with BP Polska for the sale of gasoline and diesel oil
2/2005	03.01.2005	Wholesale agreement with SHELL Polska for the sale of gasoline and diesel oil
3/2005	03.01.2005	Wholesale agreement with Orlen PetroCentrum for the sale of gasoline and diesel oil
4/2005	04.01.2005	ORLEN Deutschland agreement with Shell Deutschland Oil

5/2005	04.01.2005	Merger of ZUD with services companies
6/2005	05.01.2005	Guarantees issued by PKN ORLEN
7/2005	12.01.2005	List of shareholders with at least 5% of total votes at EGM held on 30 December 2004
8/2005	12.01.2005	Wholesale agreement with Rafineria Trzebinia
9/2005	12.01.2005	Wholesale agreement ORLEN Deutschland AG with Deutsche BP AG
10/2005	13.01.2005	Agreement with Rafineria Trzebinia for the sale of gasoline for pyrolysis
11/2005	20.01.2005	PETROVAL halts contract implementation
12/2005	21.01.2005	New auditor – KPMG Audyt
13/2005	27.01.2005	Financial calendar for 2005
14/2005	03.02.2005	PKN ORLEN Value Creation Strategy 2005-2009
15/2005	17.02.2005	Initial capital changes in Rafineria Trzebinia
16/2005	01.03.2005	Consolidated financial statement for 4Q 2004 (IFRS)
17/2005	01.03.2005	Impact of LIFO valuation of inventories on the financial results of PKN ORLEN in Q4 2004 and twelve months to the end-December 2004
18/2005	02.03.2005	Retail Network Strategy 2005-2009
19/2005	07.03.2005	Number of PKN ORLEN shares in possession of Commercial Union OFE BPH CU WBK
20/2005	30.03.2005	Krzysztof Zyndul resigned from the position of PKN ORLEN Supervisory Board Member
21/2005	06.04.2005	Unconsolidated Annual Report 2004 adjustment (PAS)
22/2005	07.04.2005	Sale of shares in Dom Wczasowy "Mazowsze"
23/2005	07.04.2005	Sale of shares in two maintenance and services companies
24/2005	15.04.2005	Sale of shares in Naftoport
25/2005	20.04.2005	Unipetrol share purchase agreement condition fulfilled
26/2005	20.04.2005	Consolidated financial statement for the full year 2004 (IFRS)
27/2005	25.04.2005	Sale of shares in NOM
28/2005	06.05.2005	Unconsolidated Annual Report 2004 and Consolidated Annual Report 2004 adjustment
29/2005	16.05.2005	Impact of LIFO valuation of inventories on the financial results of PKN ORLEN in Q1 2005 and three months to end-March 2005
30/2005	16.05.2005	Sale of shares in Zespol Wypoczynkowy "Mazowsze"
31/2005	24.05.2005	PKN ORLEN purchased the Unipetrol shares
32/2005	25.05.2005	GM of PKN ORLEN to be held on 29 June 2005
33/2005	25.05.2005	Number of PKN ORLEN shares in possession of FMR Corp. and Fidelity International Limited
34/2005	02.06.2005	District Court dismissed a claim raised by Bengodi Finance
35/2005	09.06.2005	Draft resolutions for the GM of PKN ORLEN on 29 June 2005
36/2005	09.06.2005	Invalidity of resolution of GM dated 28 June 2004
37/2005	15.06.2005	PKN ORLEN issued parent company guarantees
38/2005	21.06.2005	Application sent to Financial Services Authority in London
39/2005	29.06.2005	Changes in PKN ORLEN Supervisory Board
40/2005	30.06.2005	Full text of the resolutions passed by the AGM held on 29 June 2005
41/2005	30.06.2005	Updated Corporate Governance Statement
42/2005	30.06.2005	Mandates of the Management Board Members expired
43/2005	30.06.2005	New mandates for Management Board
44/2005	01.07.2005	Sale of shares in ZAWITAJ Swinoujscie
45/2005	07.07.2005	Mr. Andrzej Olechowski appointed to the position of the Vice-Chairman of the PKN ORLEN Supervisory Board
46/2005	12.07.2005	List of shareholders with at least 5% of total votes at GM held on 29 June 2005
47/2005	19.07.2005	Mr. Dariusz Witkowski appointed to the position of Member of the PKN ORLEN Management Board
48/2005	19.07.2005	Rejection of applications for consent to announce MTO for shares in UNIPETROL, PARAMO and SPOLANA
		Disallowance of the exercise of voting rights attached to the shares of

49/2005	26.07.2005	UNIPETROL and SPOLANA
50/2005	28.07.2005	Publication of Unipetrol's unconsolidated financial data for Q2 2005
51/2005	09.08.2005	New date for the publication of the Group's consolidated financial statement for Q2 2005
52/2005	12.08.2005	New applications for consent to PKN ORLEN's announcements of MTO for shares in UNIPETROL, PARAMO and SPOLANA
53/2005	16.08.2005	Preliminary condensed consolidated financial statements for the first two quarters of 2005
54/2005	16.08.2005	Impact of LIFO valuation of inventories on the financial results of PKN ORLEN in Q2 2005 and six months to end-June 2005
55/2005	25.08.2005	PKN ORLEN loan for ORLEN Transport Krakow
56/2005	26.08.2005	Revised applications for UNIPETROL, PARAMO and SPOLANA MTO
57/2005	26.08.2005	The Czech SEC gave consent to propose MTO for UNIPETROL, PARAMO and SPOLANA shares
58/2005	07.09.2005	Piotr Osiecki resigned from the Supervisory Board of PKN ORLEN
59/2005	13.09.2005	Agenda for EGM of PKN ORLEN on 14th October 2005
60/2005	23.09.2005	Draft resolutions to be voted by EGM on 14th October 2005
61/2005	23.09.2005	Initial capital increase in PKN ORLEN subsidiary PPPT
62/2005	30.09.2005	The agreement for crude oil supply to Unipetrol Rafinerie
63/2005	07.10.2005	Unified text of the Articles of Association of PKN ORLEN
64/2005	14.10.2005	Resolutions passed by EGM on 14th October 2005
65/2005	14.10.2005	Changes in the PKN ORLEN Supervisory Board
66/2005	17.10.2005	Closing of Unipetrol, Paramo and Spolana MTO
67/2005	17.10.2005	PKN ORLEN integration strategy with Unipetrol
67/2005	19.10.2005	Correction of Regulatory announcement no 67/2005
68/2005	25.10.2005	List of shareholders with at least 5% of total votes at EGM held on 14 October 2005
69/2005	14.11.2005	Impact of LIFO valuation of inventories on the financial results of PKN ORLEN in Q3 2005 and nine months to end-September 2005
70/2005	15.11.2005	Michal Stepniewski resigns from the position of PKN ORLEN Supervisory Board member
71/2005	17.11.2005	Agreement to supply crude oil to PKN ORLEN
72/2005	02.12.2005	Purchase of RAF-LAB shares by ORLEN Laboratorium
73/2005	02.12.2005	Change in the PKN ORLEN Supervisory Board
74/2005	08.12.2005	The Appeal Court invalidates EGM resolution regarding the appointment of Mr. Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board
75/2005	12.12.2005	ORLEN Medica initial capital decrease
76/2005	21.12.2005	Changes in the PKN ORLEN Management Board
77/2005	23.12.2005	Signing multi-currency debts financing agreement
78/2005	28.12.2005	Agenda of the EGM of PKN ORLEN on 31 January 2006
79/2005	28.12.2005	Financial calendar for 2006

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SEC MAIL RECEIVED PROCESSING JUL 0 5 2006 WASH. D.C. 213 SECTION

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Quarter Results
Released	07:00 15-May-06
Number	9418C

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the first quarter of 2006. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/9418c_-2006-5-15.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

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POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD OF 3 MONTHS ENDED 31 MARCH 2006 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

PKN ORLEN SA
SEC File
82-5036

SECURITIES AND EXCHANGE COMMISSION

Consolidated Quarterly Report QSr I quarter / 2006

quarter / (current year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the I quarter of the reporting year 2006, that is for the period from 1 January 2006 to 31 March 2006 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated In the Polish functional currency (PLN) and condensed financial statements prepared in accordance with International Financial Reporting Standards with amounts stated In the Polish functional currency (PLN)

on 15 May 2006
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN S.A.	**CHEMICAL *(che)***
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	PŁOCK
(zip code)	(location)
CHEMIKÓW	7
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	I quarter 2006 (cummulative data) period from 1.01.2006 to 31.03.2006	I quarter 2005 (cummulative data) period from 1.01.2005 to 31.03.2005	I quarter 2006 (cummulative data) period from 1.01.2006 to 31.03.2006	I quarter 2005 (cummulative data) period from 1.01.2005 to 31.03.2005
Data in respect of MSSF consolidated financial statement				
I. Total sales revenues	11 330 649	6 805 908	2 946 393	1 769 791
II. Profit / (Loss) on operations	450 747	797 953	117 211	207 498
III. Profit before tax	476 236	820 771	123 839	213 431
IV. Net profit attributable to equity holders of the parent	364 977	667 527	94 908	173 582
V. Net cash provided by / (used in) operating activities	(557 195)	577 954	(144 892)	150 290
VI. Net cash provided by / (used in) investing activities	(403 529)	(14 818)	(104 933)	(3 853)
VII. Net cash provided by / (used in) financing activities	601 234	138 835	156 344	36 102
VIII. Net change in cash and cash equivalents	(359 490)	701 971	(93 481)	182 539
	as of 31 March 2006	as of 31 December 2005	as of 31 March 2006	as of 31 December 2005
IX. Non-current assets	20 911 259	20 885 532	5 313 225	5 306 688
X. Current assets	12 897 266	12 518 779	3 276 994	3 180 827
XI. Total Assets	33 808 525	33 404 311	8 590 219	8 487 515
XII. Long-term liabilities	5 506 690	5 553 853	1 399 164	1 411 147
XIII. Short-term liabilities	8 392 762	8 537 469	2 132 470	2 169 238
XIV. Equity	19 909 073	19 312 989	5 058 585	4 907 129
XV. Share capital*	1 057 635	1 057 635	268 729	268 729
XVI. Equity attributable to equity holders of the parent	17 188 086	16 696 511	4 367 225	4 242 323
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	46,55	45,15	11,83	11,47

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	I quarter 2006 (cummulative data) period from 1.01.2006 to 31.03.2006	I quarter 2005 (cummulative data) period from 1.01.2005 to 31.03.2005	I quarter 2006 (cummulative data) period from 1.01.2006 to 31.03.2006	I quarter 2005 (cummulative data) period from 1.01.2005 to 31.03.2005
Data in respect of MSSF unconsolidated financial statement				
I. Total sales revenues	6 737 453	4 422 594	1 751 990	1 150 040
II. Profit / (Loss) on operations	309 432	726 017	80 464	188 792
III. Profit before tax	304 018	705 921	79 056	183 566
IV. Net profit	247 847	573 793	64 450	149 208
V. Net cash provided by / (used in) operating activities	(501 133)	218 935	(130 313)	56 931
VI. Net cash provided by / (used in) investing activities	(176 276)	357 280	(45 838)	92 906
VII. Net cash provided by / (used in) financing activities	451 674	58 739	117 451	15 275
VIII. Net change in cash and cash equivalents	(225 735)	634 954	(58 700)	165 112
IX. Basic and diluted earning per share (in PLN/EUR)	0,58	1,34	0,15	0,35
	as of 31 March 2006	as of 31 December 2005	as of 31 March 2006	as of 31 December 2005
X. Non-current assets	11 845 816	11 921 862	3 009 837	3 029 159
XI. Current assets	7 489 837	7 288 258	1 903 051	1 851 833
XII. Total assets	19 335 653	19 210 120	4 912 888	4 880 992
XIII. Long-term liabilities	2 237 712	2 302 788	568 568	585 103
XIV. Short-term liabilities	4 004 824	4 042 629	1 017 563	1 027 169
XV. Equity	13 093 117	12 864 703	3 326 757	3 268 720
XVI. Share capital*	1 057 635	1 057 635	268 729	268 729
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	30,61	30,08	7,78	7,64

* Share capital after revaluation in accordance with IAS 29.

The above data for I quarter 2006 and 2005 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 31 March 2006 - 3.9357 PLN/EUR
- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 March 2006) – 3.8456 PLN/EUR

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	31 March 2006 (unaudited)	31 December 2005
	(in thousand PLN)	
ASSETS		
Non-current assets		
Property, plant and equipment	18 475 702	18 510 754
Goodwill	17 630	17 630
Intangible assets	610 229	610 984
Long-term financial investments	576 527	550 984
Investments in associates	1 029 982	1 025 077
Loans granted	8 322	7 145
Deferred tax assets	72 705	62 131
Investment property	29 257	11 557
Perpetual usufruct of land	75 312	76 172
Other non-current assets	15 593	13 098
Total non-current assets	**20 911 259**	**20 885 532**
Current assets		
Inventory	6 397 947	6 113 237
Trade and other receivables	5 252 110	4 777 638
Income tax receivable	34 139	49 567
Short-term investments	131 206	104 938
Short-term prepayments	176 745	145 853
Cash and cash equivalents	767 341	1 126 803
Other financial assets	74 763	111 899
Non-current assets clasiffied as held for sale	**62 965**	**88 844**
Total current assets	**12 897 266**	**12 518 779**
Total assets	**33 808 525**	**33 404 311**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Share capital	534 636	534 636
Share capital revaluation adjustment*	522 999	522 999
Share capital	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment *	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	38 548	60 075
Foreign exchange differences on subsidiaries from consolidation	(15 471)	(156 014)
Retained earnings	14 880 121	14 507 562
incl. net profit of the parent company	364 977	4 585 132
accumulated profit/loss from previous years - effects of changes in accounting policy	-	1 741 958
Total equity (attributed to shareholders of the parent company)	**17 188 086**	**16 696 511**
Minority interest	2 720 987	2 616 478
Total equity	**19 909 073**	**19 312 989**
Non-current liabilities		
Interest-bearing loans and borrowings	3 432 708	3 405 978
Provisions	957 474	956 991
Deferred tax liabilities	944 571	1 020 159
Other non-current liabilities	171 937	170 725
Total non-current liabilities	**5 506 690**	**5 553 853**
Current liabilities		
Trade and other liabilities and accrued expenses	5 789 309	6 684 050
Provisions	636 327	683 273
Income tax liability	42 308	35 711
Interest-bearing loans and borrowings	1 893 089	1 110 819
Deferred income	20 160	19 265
Other current financial liabilities	11 569	4 351
Total current liabilities	**8 392 762**	**8 537 469**
Total equity and liabilities	**33 808 525**	**33 404 311**

* Share capital after revaluation in accordance with IAS 29

The accompanying notes are an integral part of these condensed consolidated financial statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED PROFIT AND LOSS STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	3 months ended 31 March 2006	3 months ended 31 March 2005
	(unaudited)	(unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sales of goods	10 807 098	6 880 177
Excise tax and other charges	(2 763 643)	(2 309 324)
Revenues from sale of finished goods	8 043 455	4 570 853
Sales of merchandise and raw materials	3 442 692	2 269 315
Excise tax and other charges	(155 498)	(34 260)
Revenues from sale of merchandise and raw materials	3 287 194	2 235 055
Total sales revenues	**11 330 649**	**6 805 908**
Cost of finished goods sold	(7 142 471)	(3 136 697)
Cost of merchandise and raw materials sold	(2 885 044)	(2 197 521)
Gross profit on sales	**1 303 134**	**1 471 690**
Distribution expenses	(645 803)	(489 416)
General and administrative expenses	(246 190)	(198 771)
Other operating revenues	132 740	78 671
Other operating expenses	(94 414)	(64 221)
Profit on the sale of all or part of shares of related parties	1 280	-
Profit from operations	**450 747**	**797 953**
Financial revenues	146 982	46 179
Financial expenses	(168 245)	(74 051)
Net financial revenues and expenses	**(21 263)**	**(27 872)**
Share in profit from investments accounted for under equity method*	46 752	50 690
Profit before tax	**476 236**	**820 771**
Income tax expense	(78 083)	(142 237)
Net profit	**398 153**	**678 534**
incl.		
Minority interest	33 176	11 007
attributable to equity holders of the parent	**364 977**	**667 527**

* including the share in the net result of Polkomtel S.A. in the amount of PLN 47,289 thousand in the I quarter 2006 and PLN 50,907 thousand in the I quarter 2005

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	3 months ended 31 March 2006 (unaudited)	3 months ended 31 December 2005 (unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**398 153**	**678 534**
Adjustments for:		
Share in profit from investments accounted for under equity method	(46 752)	(50 690)
Depreciation and amortisation	532 949	288 137
Interest and dividend income, net	63 643	(183)
Income tax expense	78 083	142 237
(Profit) on investing activities	(43 812)	(15 079)
(Increase) in receivables	(649 274)	(363 987)
(Increase) in inventories	(235 175)	(855 093)
Increase/(Decrease) in liabilities and accruals	(500 365)	804 384
Increase / (Decrease) in provisions	(44 528)	12 981
Other	42 571	37 222
Income tax paid	(152 688)	(100 509)
Net cash provided by / (used in) operating activities	**(557 195)**	**577 954**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(521 502)	(386 729)
Proceeds from the sale of property, plant and equipment	77 213	4 230
Proceeds from the sale of other shares	76 772	364
Acquisition of shares	(24 036)	(1 611)
Acquisition of short-term securities	(44 711)	(39 629)
Proceeds from the sale of short-term securities	30 210	388 185
Interest and dividends received	3 026	19 815
Loans (granted) / repaid	2 822	842
Other	(3 323)	(285)
Net cash provided by / (used in) investing activities	**(403 529)**	**(14 818)**
Cash flow - financing activities		
Proceeds from the long- and short-term borrowings and loans*	3 719 714	263 091
Repayment of long and short-term borrowings and loans*	(3 064 625)	(92 655)
Interest paid	(47 135)	(23 269)
Other	(6 720)	(8 332)
Net cash provided by / (used in) financing activities	**601 234**	**138 835**
Net change in cash and cash equivalents	**(359 490)**	**701 971**
Effect of exchange rate changes	28	5 792
Cash and cash equivalents, beginning of the period	**1 126 803**	**729 503**
Cash and cash equivalents, end of period, incl.	**767 341**	**1 437 266**
Cash and cash equivalents not available for use	103 090	262 583

* including change in long-term financing facility of PLN 1,359,091 thousand related to obtaining more favorable credit terms

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**60 075**	**(156 014)**	**14 507 562**	**2 616 478**	**19 312 989**
Foreign exchange differences on consolidation	-	-	-	-	-	140 543	-	83 977	224 520
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	364 977	-	364 977
Valuation of hedging instruments at fair value	-	-	-	-	(21 527)	-	-	-	(21 527)
Minority interest	-	-	-	-	-	-	-	33 176	33 176
Change in shareholders structure	-	-	-	-	-	-	-	(12 644)	(12 644)
Other	-	-	-	-	-	-	7 582	-	7 582
31 March 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**38 548**	**(15 471)**	**14 880 121**	**2 720 987**	**19 909 073**

	Share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005	**534 635**	**522 999**	**1 058 450**	**168 803**	**87 648**	**(9 444)**	**10 828 516**	**439 706**	**13 631 313**
Foreign exchange differences on consolidation	-	-	-	-	-	(7 023)	-	-	(7 023)
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	667 527	-	667 527
Valuation of hedging instruments at fair value	-	-	-	-	(6 621)	-	-	-	(6 621)
Minority interest	-	-	-	-	-	-	-	11 007	11 007
Change in shareholders structure	-	-	-	-	-	-	-	(115)	(115)
31 March 2005 (unaudited)	**534 635**	**522 999**	**1 058 450**	**168 803**	**81 027**	**(16 467)**	**11 496 043**	**450 598**	**14 296 088**

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

The statement of changes in consolidated equity regarding profits and losses of 3 months ended 31 March 2006 and 31 March 2005

	3 months ended 31 March 2006 (unaudited)	3 months ended 31 March 2005 (unaudited)
Cash flow hedges	(21 527)	(6 621)
Foreign exchange differences on consolidation	140 756	(7 023)
Other	7 582	-
Net profits / (losses) recognized directly in equity	126 598	(13 644)
Net profit for the period	364 977	667 527
Total profits and losses recognized in the period	**491 575**	**653 883**

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	31 March 2006	31 March 2005
	(unaudited)	
	(in thousand PLN)	
ASSETS		
Non-current assets		
Property, plant and equipment	7 712 187	7 808 558
Intangible assets	29 281	29 100
Long-term financial investments	40 285	40 144
Investments in associates	3 936 584	3 915 547
Loans granted	1 575	1 744
Perpetual usufruct of land	61 533	61 057
Other non-current assets	64 371	65 712
Total non-current assets	**11 845 816**	**11 921 862**
Current assets		
Inventory	4 312 867	4 021 063
Trade and other receivables	2 958 253	2 726 092
Income tax receivable	20 367	22 128
Short-term prepayments	65 846	58 702
Cash and cash equivalents	57 750	283 509
Other financial assets	74 754	104 295
Non-current assets clasiffied as held for sale	**-**	**72 469**
Total current assets	**7 489 837**	**7 288 258**
Total assets	**19 335 653**	**19 210 120**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Share capital	534 636	534 636
Share capital revaluation adjustment*	522 999	522 999
Share capital	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment *	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	59 007	78 440
Retained earnings	10 749 222	10 501 375
incl. net profit	247 847	2 527 214
accumulated profit/loss from previous years - effects of changes in accounting policy	-	858 231
Total equity	**13 093 117**	**12 864 703**
Non-current liabilities		
Interest-bearing loans and borrowings	1 387 950	1 374 165
Provisions	605 100	605 100
Deferred tax liabilities	244 662	323 523
Total non-current liabilities	**2 237 712**	**2 302 788**
Current liabilities		
Trade and other liabilities and accrued expenses	2 955 477	3 436 942
Provisions	528 525	574 472
Interest-bearing loans and borrowings	509 137	30 007
Deferred income	1 144	1 168
Other current financial liabilities	10 541	40
Total current liabilities	**4 004 824**	**4 042 629**
Total equity and liabilities	**19 335 653**	**19 210 120**

* Share capital after revaluation in accordance with IAS 29

The accompanying notes are an integral part of these condensed consolidated financial statements

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED PROFIT AND LOSS STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	3 months ended 31 March 2006 (unaudited)	3 months ended 31 March 2005 (unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sales of goods	7 432 797	6 367 977
Excise tax and other charges	(2 124 295)	(2 299 734)
Revenues from sale of finished goods	5 308 502	4 068 243
Sales of merchandise and raw materials	1 551 415	364 210
Excise tax and other charges	(122 464)	(9 859)
Revenues from sale of merchandise and raw materials	1 428 951	354 351
Total sales revenues	**6 737 453**	**4 422 594**
Cost of finished goods sold	(4 627 732)	(2 962 115)
Cost of merchandise and raw materials sold	(1 313 887)	(262 307)
Gross profit on sales	**795 834**	**1 198 172**
Distribution expenses	(362 341)	(332 368)
General and administrative expenses	(120 004)	(124 438)
Other operating revenues	27 422	34 238
Other operating expenses	(31 479)	(49 587)
Profit from operations	**309 432**	**726 017**
Financial revenues	35 803	32 366
Financial expenses	(41 217)	(52 462)
Net financial revenues and expenses	**(5 414)**	**(20 096)**
Profit before tax	**304 018**	**705 921**
Income tax expense	(56 171)	(132 128)
Net profit	**247 847**	**573 793**
Basic and diluted earnings per share in Polish Zloty	**0,58**	**1,34**

In the period of 3 months ended 31 March 2006 and 31 March 2005 there was no additional shares issue.

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	3 months ended 31 March 2006 (unaudited)	3 months ended 31 March 2005 (unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**247 847**	**573 793**
Adjustments for:		
Depreciation and amortisation	228 088	203 003
Interest and dividend income, net	22 520	(7 342)
Income tax expense	56 171	132 128
(Profit) on investing activities	(3 818)	(1 878)
(Increase) in receivables	(306 077)	(503 771)
(Increase) in inventories	(291 804)	(737 511)
Increase/(Decrease) in liabilities and accruals	(305 820)	579 486
Increase / (Decrease) in provisions	(41 388)	14 076
Other	26 420	52 038
Income tax paid	(133 272)	(85 087)
Net cash provided by / (used in) operating activities	**(501 133)**	**218 935**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(341 934)	(213 417)
Proceeds from the sale of property, plant and equipment	2 271	1 202
Proceeds from the sale of other shares	74 007	-
Acquisition of shares	(21 037)	-
Proceeds from liabilities of the Unipetrol Group	108 219	-
Proceeds from the sale of short-term securities	-	312 122
Interest and dividends received	2 245	17 674
Proceeds from repayment of loans granted to subsidiaries	169	240 248
Other	(216)	(549)
Net cash provided by / (used in) investing activities	**(176 276)**	**357 280**
Cash flow - financing activities		
Proceeds from the long- and short-term borrowings and loans*	1 837 644	99 953
Repayment of long and short-term borrowings and loans*	(1 366 567)	(30 000)
Interest paid	(19 403)	(11 214)
Net cash provided by / (used in) financing activities	**451 674**	**58 739**
Net change in cash and cash equivalents	**(225 735)**	**634 954**
Effect of exchange rate changes	(24)	5 964
Cash and cash equivalents, beginning of the period	**283 509**	**285 952**
Cash and cash equivalents, end of period, incl.	**57 750**	**926 870**
Cash and cash equivalents not available for use	-	178 249

* including change in long-term financing facility of PLN 1,359,091 thousand related to obtaining more favorable credit terms

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENTS OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment *	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**
Net profit	-	-	-	-	-	247 847	247 847
Valuation of hedging instruments at fair value	-	-	-	-	(19 433)	-	(19 433)
31 March 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**59 007**	**10 749 222**	**13 093 117**

	Share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment *	Hedging reserve	Retained earnings	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**104 396**	**9 577 187**	**11 966 471**
Net profit	-	-	-	-	-	573 793	573 793
Valuation of hedging instruments at fair value	-	-	-	-	(174)	-	(174)
Other	-	-	-	-	-	(198)	(198)
31 March 2005 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**104 222**	**10 150 782**	**12 539 892**

(all amounts in PLN thousand)

The statement of changes in unconsolidated equity regarding profits and losses of 3 months ended 31 March 2006 and 31 March 2005

	3 months ended 31 March 2006 (unaudited)	3 months ended 31 March 2005 (unaudited)
Cash flow hedges	(19 433)	(174)
Other	-	(198)
Net (losses) recognized directly in equity	(19 433)	(372)
Net profit for the period	247 847	573 793
Total profits and losses recognized in the period	**228 414**	**573 421**

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Płock , 7 Chemikow Street.
The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. in the District Court in Plock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spolka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spolka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

The Group's operations comprise of refining of crude oil and manufacture of a wide range of petroleum products, petrochemical and chemical products, delivery as well as wholesale and retail sale of these products.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 14 April 2006 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company shares, the Polish State Treasury 10.20% shares, Bank of New York (as a depositary) held 10.52% shares and other shareholders owned 61.96% of the Company shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR I QUARTER 2006

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union. The information disclosed in these condensed consolidated financial statements is compliant with IAS 24 "Interim Financial Reporting".
From 1 January 2005 the Group has prepared its consolidated financial statements for the first time in compliance with IFRS 1 as it complies with conditions defined in that standard.

The condensed consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investments properties stated at fair value.

1. Statement of compliance

The condensed consolidated financial statements and condensed unconsolidated financial statements presented in this consolidated report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Ministry of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 31 March 2006 and the comparative period from 1 January to 31 March 2005.

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 31 March 2006 and 31 December 2005, results of its operations and cash flows for the 3 months periods ended 31 March 2006 and 31 March 2005.

The condensed consolidated financial statements have been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation of condensed consolidated and unconsolidated balance sheet, condensed consolidated and unconsolidated profit and loss statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and unconsolidated cash flow statement

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Decree of the Ministry of Finance of 19 October 2005 on current and periodical

(all amounts in PLN thousand)

information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Decree"). The statements comprise the period from 1 January to 31 March 2006 and the comparative period from 1 January to 31 March 2005.

According to the paragraph § 87.1 of the Decree the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed unconsolidated quarterly financial statements, comprising balance sheet, profit and loss, statements of changes in equity and cash flow statements, are included in the consolidated quarterly report.

3. Accounting principles

In the current period the Group did not introduce substantial changes into accounting principles compared to the ones applied in 2005. Accounting principles applied by the Parent and the PKN ORLEN capital Group in 2005 were presented in published unconsolidated and consolidated annual report for 2005.

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) Functional currency and presentation currency

Functional currency of the Parent Company and presentation currency of the foregoing condensed consolidated financial statements is polish zloty.
Financial statements of foreign entities, for consolidation purposes are translated into polish zloty using the following procedures:

- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the profit and loss are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were converted in line with the following methods:

- particular assets and liabilities – at the closing rate for 31 March 2006 – PLN 3.9357 / EUR, for 31 December 2005 – PLN 3.8598 / EUR,
- particular income and expense items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 31 March 2006 – PLN 3.8456 / EUR; for the period from 1 January 2005 to 31 March 2005 the rate was PLN 4.0153 / EUR.

The financial data denominated in CZK were converted in line with the following methods:

- particular assets and liabilities – at the closing rate for 31 March 2006 – PLN 0.1377 / CZK, for 31 December 2005 – PLN 0.1329 / CZK,
- particular income and expense items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 31 March 2006 – PLN 0.1353 / EUR.

5. Companies included in the consolidated financial statements

These condensed consolidated financial statements comprise PKN ORLEN S.A. as a Parent Company and following entities belonging to the Group located mainly in Poland, Czech Republic and Germany as at 31 March 2006:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS*

REFINING SEGMENT

- Capital Group of ORLEN Gaz Sp. z o.o 100 % [1]
- Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % [2]
- Capital Group of ORLEN PetroTank Sp. z o.o. 90 % [3]
- ORLEN PetroCentrum Sp. z o.o 100 %
- Petrolot Sp. z o.o. 51 %
- ORLEN PetroZachód Sp. z o.o. 100 %
- Capital Group of ORLEN Deutschland AG 100 % [4]
- Capital Group of Rafineria Trzebinia S.A. 77 % [5]
- Capital Group of SHIP - SERVICE S.A. 61 % [6]
- Capital Group of Rafineria Nafty Jedlicze S.A. 75 % [7]
- ORLEN Asfalt Sp. z o.o. 100 %
- Capital Group of ORLEN Oil Sp. z o.o. 100 % [8]
- ORLEN Morena Sp. z o.o. 100 %
- ORLEN Petrogaz Wrocław Sp. z o.o. 52 %
- Capital Group of UNIPETROL a.s. 63 % [9]

CHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [9]
- Capital Group of Zakłady Azotowe "Anwil" S.A. 84 % [10]
- Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% [11]

UNALLOCATED SEGMENT

- Motell Sp. z o.o. 35 %
- ORLEN Transport Kraków Sp. z o.o. 98 %
- ORLEN Transport Nowa Sól Sp. z o.o. 97 %
- IKS SOLINO S.A. 71 %
- Petrotel Sp. z o.o. 75 %
- WISŁA Płock Sportowa SA 100 %
- Petromor Sp. z o.o. 51 %
- Capital Group of ORLEN Medica Sp. z o.o. 100 % [12]
- RafTrans Sp. z o.o. 99%
- POILEN Sp. z o.o. 25%
- ORLEN Projekt S.A. 51 %
- ORLEN Ochrona Sp. z o.o. 100 %
- Capital Group of Zakład Budowy Aparatury S.A. 97 % [13]
- Capital Group of ORLEN Laboratorium Sp. z o.o. 95 %
- ORLEN Automatyka Sp. z o.o. 52 %
- ORLEN KolTrans Sp. z o.o. 100 %
- ORLEN Transport Płock Sp. z o.o. 98 %
- ORLEN Administracja Sp. z .o. o. 100 %
- ORLEN Powiernik Sp. z o.o. 100%
- ORLEN Wir Sp. z o.o. 51 %
- ORLEN Budonaft Sp. z o.o. 100 %
- Raf Lab Sp. z o.o. 100 %
- ORLEN Centrum Serwisowe Sp. z o.o. 97 %
- ORLEN Transport Słupsk Sp. z o.o. 97 %
- B.H.T. Dromech S.A. declared insolvency 81 %
- Niezależny Operator Międzystrefowy Sp. z o.o. 35 %
- Polkomtel S.A. 19,61%
- ORLEN Transport Olsztyn Sp. z o.o. 95%
- Chemiepetrol GmbH 20%
- ORLEN EKO Sp. z o.o. 100 %
- ORLEN Transport Szczecin Sp. z o.o. 100 %
- ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
- Capital Group of Płocki Park Przemysłowo Technologiczny S.A. 50% [14]

Entities consolidated by the full method as at 31 March 2006

* The scheme does not include the Parent Company , whose activities were allocated to all business segments

(all amounts in PLN thousand)

THE LIST OF COMPANIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of capital group	Share in total voting rights
1. Capital Group of ORLEN Gaz Sp. z o.o.	100%
including:	
Przedsiębiorstwo Gazyfikacji Bezprzewodowej S.A.	100%
2. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petromont Sp. z o.o.	85%
Petro-Ukraina LTD	80%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	76%
Petrooktan Sp. z o.o.	51%
Petro-Ukraina in liquidation	31%
3. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
Petro-Ukraina in liqiudation	31%
4. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
Hermann Eggert Mineraloelvertriebs GmbH	100%
5. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Sp. z o.o.	100%
Naftowax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
Ekonaft Sp. z o.o.	99%
6. Capital Group of Ship Service S.A.	61%
including:	
Ship-Service Agro Sp. z o.o.	100%
UAB Ship-Service Klaipeda	50%
7. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Remat Sp. z o.o.	96%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran Petromex Sp. z o.o.	51%
Ran-Watt Sp. z o.o. in liquidation	51%

(all amounts in PLN thousand)

Name of capital group	Share in total voting rights
8. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN Oil Cesko s.r.o.	100%
Platinum Oil Mazowsze Sp. z o.o.	100%
Petro-Oil CZ s.r.o.	49%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o.	25%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%
9. Capital Group of Unipetrol a.s.	63%
including:	
Capital Group of CHEMOPETROL a.s.	100%
UNIPETROL DOPRAVA, a.s.	100%
B.U.T. s.r.o.	100%
CHEMICKÁ SERVISNÍ a.s.	100%
POLYMER INSTITUTE BRNO spol. s.r.o.	100%
HC CHEMOPETROL a.s.	71%
Celio a.s.	41%
Capital Group of UNIPETROL TRADE a.s.	100%
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA HmbH	100%
UNIPETROL (UK) LIMITED	100%
ALIACHEM BENELUX B.V. in liquidation	100%
ALIACHEM USA Inc.	100%
UNIPETROL POLSKA Sp. z o.o.	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	97%
ALIACHEM ITALIA S.r.l.	90%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA a.s.	100%
Paramo Trysk a.s.	100%
PETROTRANS a.s.	100%
ČS Žilina s.r.o.	100%
ČS Smižany ws.r.o.	100%
ČS Milhosť s.r.o.	100%
BENZINA Trade a.s. in liquidation	100%
Capital Group of UNIPETROL RAFINERIE a.s.	100%
UNIRAF SLOVENSKO s.r.o.	100%
Capital Group of KAUČUK a.s.	100%
K-PROTOS a.s.	100%

(all amounts in PLN thousand)

Name of capital group	Share in total voting rights
Capital Group of SPOLANA a.s.	82%
NeraPharm spol. s.r.o.	100%
Capital Group of PARAMO a.s.	74%
MOGUL SLOVAKIA s.r.o.	100%
ČESKÁ RAFINÉRSKÁ a.s.	51%
Capital Group of AGROBOHEMIE a.s.	50%
Lovochemie a.s.	100%
AGROSLUŽBY ŽATEC a.s.	43%
ALIACHEM a.s.	55%
Capital Group of ALIACHEM a.s.	39%
OSTACOLOR s.r.o.	100%
Ostacolor Polska Sp. z o.o.	100%
Fatra, a.s.	100%
FATRA-HIF, s.r.o.	100%
Energetika Chropyně, a.s.	100%
Výzkumný ústav organických syntéz a.s.	100%
SynBiol, a.s.	100%
10. Capital Group of Zakłady Azotowe "Anwil" S.A.	84%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp.z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Medica Sp. z o.o.	100%
including:	
Sanatorium Uzdrowiskowe "KRYSTYNKA" Sp. z o.o.	99%
13. Capital Group of Zakład Budowy Aparatury S.A.	97%
including:	
PetroKor Sp. z o.o.	20%
14. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Edukacji Sp. z o.o.	69%
Centrum Komercjalizacji Technologii Sp. z o.o.	100%

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Impairment of assets

3.1.1 Impairment of property, plant and equipment

Data for 1st quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	806 644	200 978
Additions during the period 1 January - 31 March	16 954	3 320
Disposals during the period 1 January - 31 March	(20 561)	(22 193)
Closing balance as at 31 March	**803 037**	**182 105**

3.1.2 Impairment of construction in progress

Data for 1st quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	51 064	55 249
Additions during the period 1 January - 31 March	75	-
Disposals during the period 1 January - 31 March	(833)	(3 814)
Closing balance as at 31 March	**50 306**	**51 435**

3.1.3 Impairment of intangible assets

Data for 1st quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	61 055	8 200
Additions during the period 1 January - 31 March	2	-
Disposals during the peropd 1 January - 31 March	(195)	(258)
Closing balance as at 31 March	**60 862**	**7 942**

3.1.4 Impairment of long term financial investments (shares)

Data for 1st quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	144 701	78 370
Additions during the period 1 January - 31 March	203	80
Disposals during the period 1 January - 31 March	(2 379)	(46)
Closing balance as at 31 March	**142 525**	**78 404**

3.1.5 Receivables allowances

Data for 1st quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	600 134	474 235
Additions during the period 1 January - 31 March	27 925	20 357
Disposals during the period 1 January - 31 March	(23 984)	(19 514)
Closing balance as at 31 March	**604 075**	**475 078**

(all amounts in PLN thousand)

3.1.6 Inventory allowances

Data for 1st quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	66 006	6 864
Additions during the period 1 January - 31 March	15 620	-
Disposals during the period 1 January - 31 March	(20 192)	(412)
Closing balance as at 31 March	**61 434**	**6 452**

3.2. Provisions

3.2.1 Deferred tax liabilities

Data for 1st quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	1 020 159	458 512
Additions during the period 1 January - 31 March	49 674	31 401
Disposals during the period 1 January - 31 March	(125 262)	(39 881)
Closing balance as at 31 March	**944 571**	**450 032**

3.2.2 Retirement benefits and jubilee bonuses provision

Data for 1st quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	216 405	197 446
Additions during the period 1 January - 31 March	4 543	1 227
Disposals during the period 1 January - 31 March	(3 811)	(749)
Closing balance as at 31 March	**217 137**	**197 924**

3.2.3 Other provisions

Data for 1st quarter 2006 (unaudited)	Land reclamation provsion	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 01.01.2006	558 307	199 218	526 106	140 228	1 423 859
Increase during the period 01.01.2006 – 31.03.2006	2 878	-	9 856	3 264	15 998
Decrease during the period 01.01.2006 – 31.03.2006	(2 928)	(44 839)	(11 521)	(3 905)	(63 193)
Balance as at 31.03.2006	558 257	154 379	524 441	139 587	1 376 664

(all amounts in PLN thousand)

Data for 1st quarter 2005 (unaudited)	Land reclamation provsion	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 01.01.2005	501 702	70 000	87 982	68 604	728 288
Increase during the period 01.01.2005 – 31.03.2005	-	-	2 744	12 981	15 725
Decrease during the period 01.01.2005 – 31.03.2005	(4 364)	-	(877)	(380)	(5 621)
Balance as at 31.03.2005	497 338	70 000	89 849	81 205	738 392

3.3. Goodwill

	31 March 2006 (unaudited)	31 December 2005
ORLEN PetroTank Sp. z o.o.	11 298	11 298
Ship Service S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
Other	2 012	2 012
Total	**17 630**	**17 630**

3.4. Interest-bearing loans and borrowings

	31 March 2006 (unaudited)	31 December 2005
Bank loans	4 703 505	3 956 721
Borrownings	13 019	13 065
Debt securities	609 273	547 011
Total	**5 325 797**	**4 516 797**
including:		
short-term	1 893 089	1 110 819
long-term	3 432 708	3 405 978

The value of interest-bearing loans and borrowings drawn by the Group increased during 3 months ended 31 March 2006 by PLN 809,000 thousand net.

The change in indebtedness level resulted primarily from:

- drawing of foreign currency loans translated to PLN:
  - USD 218,269 thousand (PLN 695,993 thousand) in consortium of banks BTM
  - EUR 171,596 thousand (PLN 663,098 thousand) in consortium of banks BTM
  - EUR 29,544 thousand (PLN 116,276 thousand) in consortium of banks (Societe Generale acting as Agent)
  - CZK 452,164 thousand (PLN 62,263 thousand) increase of indebtedness due to acquisition of debenture bonds)
  - CZK 12,645,062 thousand (PLN 1,741,225 thousand) drawing of loans by Unipetrol Group
- drawing of loans in PLN:
  - PLN 202,859 thousand in PKO BP S.A.
  - PLN 114,016 thousand in BH w Warszawie S.A.
  - PLN 109,104 thousand in Pekao S.A.
  - PLN 90,848 thousand in BPH PBK S.A.
  - PLN 14,331 thousand in Bank Ochrony Środowiska S.A.
  - PLN 29,435 thousand resulting from foreign exchange differences at PKN ORLEN S.A.
  - PLN 13,277 thousand resulting from foreign exchange differences at BOP S.A.
  - PLN 50,670 thousand resulting from foreign exchange differences at Unipetrol a.s. Group
  - PLN 6,303 thousand resulting from foreign exchange differences at ORLEN DEUTSCHLAND A.G.
- repayment of foreign currency loans translated to PLN:
  - USD 218,269 thousand (PLN 711,839 thousand) of a consortium double currency loan (ING acting as Agent)

(all amounts in PLN thousand)

EUR 171,596 thousand (PLN 662,326 thousand) of a consortium double currency loan (ING acting as Agent)
EUR 61,500 thousand (PLN 242,047 thousand) repayment of loans by ORLEN DEUTSCHLAND A.G.
CZK 10,434 thousand (PLN 1,436,884 thousand) repayment of loans by Unipetrol a.s. Group

- repayment of loans in PLN
  PLN 28,213 thousand in BPH PBK S.A
  PLN 9,473 thousand in Pekao S.A.
  PLN 4,472 thousand in BH w Warszawie S.A.
  PLN 2,393 thousand in BRE BANK S.A.
  PLN 1,386 thousand in PKO BP S.A.
  PLN 600 thousand in BOŚ S.A.
  PLN 375 thousand in BGŻ S.A.
  PLN 361 thousand in ING Bank Śląski S.A.
  PLN 170 thousand in Narodowy Fundusz Ochrony Środowiska
  PLN 159 thousand in Kredyt Bank S.A.

3.5. Cost by kind

	3 months ended 31 March 2006 (unaudited)	3 months ended 31 March 2005 (unaudited)
Materials and energy	6 291 193	3 268 764
Cost of merchandise and materiale sold	2 885 044	2 197 521
External services	653 758	369 773
Payroll, social security and other employee benefis	345 559	257 498
Depreciation	532 949	288 137
Taxes and charge	98 402	91 748
Other	144 479	104 947
	10 951 384	6 578 388
Change in inventory and interperiod settlements	79 799	(471 735)
Cost of products and services for own use	(17 261)	(20 027)
Operating cost	11 013 922	6 086 626
Distribution expenses	(645 803)	(489 416)
General and administrative expenses	(246 190)	(198 771)
Other operating expenses	(94 414)	(64 221)
Cost of merchandise and raw materials sold*	10 027 515	5 334 218

* including abnormal consumption, excluded from cost of purchase and cost of conversion in line with IAS 2 „Inventories"

3.6. Net financial income and expenses

	3 months ended 31 March 2006 (unaudited)	3 months ended 31 March 2005 (unaudited)
Interest paid	(57 836)	(23 166)
Negative foreign exchange surplus	(63 609)	(35 468)
Interest received	16 734	33 647
Positive foreign exchange surplus	99 077	7 404
Gains on trade in shares and other securities	17 614	265
Dividends received	149	4 493
Financial instruments valuation	(25 476)	4 829
Other	(7 916)	(19 876)
Total	**(21 263)**	**(27 872)**

(all amounts in PLN thousand)

======= =======

3.7. Income tax

	3 months ended 31 March 2006 (unaudited)	3 months ended 31 March 2005 (unaudited)
Current tax	(172 204)	(164 842)
Deferred tax	94 121	22 605
Total	**(78 083)**	**(142 237)**

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

IV. GROUP'S ACHIEVEMENTS IN THE FIRST QUARTER 2006 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

KEY FACTORS INFLUENCING THE RESULT OF FIRST QUARTER 2006 – COMPANY'S COMMENTARY

Selected consolidated financial data

'000 PLN

	2006	2005
Total sales revenues for first quarter	11 330 649	6 805 908
Operating expenses and other operating expenses for first quarter	10 879 902	6 007 955
Profit from operations for first quarter	450 747	797 953
EBITDA for first quarter	983 696	1 086 090
Net profit attributable to the equity holders of the Parent for first quarter	364 977	667 527

1. MAIN MACROECONOMICAL FACTORS – with adverse impact on the results

- Decrease in differential by 29.1% from 5.06 USD/bbl in 1st quarter 2005 to 3.59 USD/bbl in 1st quarter 2006 decreased EBIT of 1st quarter 2006 by PLN 138 million,
- Deterioration of market conditions for the petrochemical products from 3rd quarter 2005 resulted in 1st quarter 2006 compared to 1st quarter 2005 in a decrease in margins for ethylene from 610.20 to 490.53 USD/tonne (by 19.6%) and propylene from 540.33 to 484.09 USD/tonne (by 10.4%). Total effect of the margins decrease on petrochemical products decreased EBIT in the Parent Company by PLN 130 million,
- Relatively lower increase in crack margin on refinery products compared to quotation of crude oil resulted in an increase in costs of own usage in the Parent Company and decrease of EBIT by PLN 133 million,
- Unfavorable weather conditions and tense situation on raw materials market (natural gas) resulted in shortages in gas supplies and influenced negatively EBIT of the Parent Company by PLN 110 million,
- Difference in the value of raw materials subject to production process between 1st quarter 2005 and 1st quarter 2006 caused a decrease of EBIT by PLN 96 million,

2. INTERNAL FACTORS – with positive impact on the results

- Considerable increase in volume sales of Olefins and polyethylene and polypropylene resulting from launching of new installations in Basell Orlen Polyolefins caused an increase of EBIT of the Parent Company by PLN 56 million in the 1st quarter 2006,
- Increase in retail sale volume of engine fuels in the Parent Company resulted in an increase of EBIT by PLN 13 million,
- First positive results of successive cost cutting programme OPTIMA resulted in EBIT increase by PLN 54 million – main area of savings is still refinery – PLN 20 million.

(all amounts in PLN thousand)

Starting on 1 January 2006 the new Organizational Rules and Regulations of the Company which was adopted by Management Board on 22 December 2005 was entered into force. In accordance with the said Regulations, the duties of Members of the Management Board have been assigned in the following manner:
- President of the Management Board, General Director;
- Vice-President of the Management Board, Chief Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Crude Oil Mining and Trading;
- Vice-President of the Management Board, Chief Sales Officer;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organizational Structure and Capital Group.

Duties of the Deputy Executive Officer for Operational Activities include the areas of production, maintenance of technical operations, production development, technology and property investment.

On 1 January 2006 11 Reporting Directors were appointed, who take over the responsibility for results and coordination of particular segments or support functions within the Concern, including the realization of the synergy. Additionally Reporting Directors of particular organizational divisions were assigned with companies belonging to the Capital Group, accordingly to content related supervision of Company's operations. Reporting Directors operate in their organizational divisions. Responsibility for realizations of goals requiring coordination of a few organization divisions within the Concern is assigned to one leading Reporting Director who complete goals together with other Reporting Directors. Reporting Directors are responsible for completing agreed goals by consensus relating to strategies, plans, and current operations and for implementing uniform standards and procedures in the Concern. They recommend also PKN ORLEN's representatives to Supervisory Boards of the Group companies, accordingly to their responsibilities. They also influence appointing key executive personnel in the Group companies.
On 1 January 2006 functions of Administration Department, Business Equipment Department in Płock and 12 Regional Administration Departments.

The most important activities connected with reorganization of the PKN ORLEN Capital Group in the first quarter 2006 include:

- On 27 February 2006, PKN ORLEN has executed the Pledge Sale Agreement for the sale of 165,924 shares in Dutch commercial company AWSA Holland II B.V. to the benefit of Kulczyk Holding. The shares sold by PKN ORLEN represent 9.218% of the share capital of AWSA Holland B.V. As a payment for th e AWSA Holland II B.V. shares, Kulczyk Holding has transferred PLN 73,007 thousand to the bank account of PKN ORLEN. Transfer of the ownership of AWSA Holland II B.V. shares sold by PKN ORLEN to Kulczyk Holding will be completed after the Shares Disposal Agreement is signed, which will occur after the conditions mentioned in the Pledge Sale Agreement are fulfilled, in particular the approval of the Shareholders Meeting of AWSA Holland II B.V.

- ORLEN Administracja sp. z o. o., a limited liability company seated in Płock, was registered on 16th March 2006 by a District Court in Warsaw. PKN ORLEN established 3,000 shares in ORLEN Administracja, representing 100% of the initial capital. The purchased shares in ORLEN Administracja were covered by PKN ORLEN in the form of a cash contribution of PLN 1,500 thousand.

- Purchase on the 20th March 2006 from BGW Sp. z o.o., seated in Poznan, 8,549 shares in ORLEN PetroZachod Sp. z o.o. Purchase price amounted to PLN 21,012 thousand with the reservation of price adjustment increasing the price by not greater than PLN 3,000 thousand. The price adjustment depends on the fulfilling the conditions mentioned in the Agreement. The purchased shares represent 48.17% of the initial capital of ORLEN PetroZachod Sp. z o.o. As a result of the above mentioned transaction PKN ORLEN becomes the sole shareholder of ORLEN PetroZachod Sp. z o.o.

-On the 21st March 2006, the Company sold 13,449 shares of its subsidiary - SAMRELAKS Machocice Sp. z o.o. („SAMRELAKS") seated in Machocice Kapitulne for the total amount of PLN 4,000 thousand, representing 100% of its initial capital. The book value of the sold shares in the PKN ORLEN books amounted to PLN 2,505 thousand as of 31 December 2005.

At the end of the 1st quarter of 2006, PKN ORLEN S.A. held shares directly and indirectly in the following entities, which it controls, jointly controls or the operation of which it considerably influences:
- 121 subsidiaries;
- 5 jointly controlled companies;
- 24 associated companies.

In comparison to the end of 1st quarter 2005 the number of subsidiaries, jointly controlled companies and associated companies belonging to the Capital Group increased from 105 to 150. The total increase in the number of companies and consolidated companies resulted mainly from the recognition of Unipetrol Capital Group which consists of 48 entities.

The most significant factors influencing the Group's operating results for the first quarter 2006, as compared to results for the first quarter of 2005 consist of the following:
- increase in margins (cracks) for gasoline from 86.04 to 109.01 USD/t (by 26.7%), Ekoterm from 81.54 to 89.81 USD/t (by 10.1%) and Jet A-1 aviation fuel from 126.76 to 148.10 USD/t (by 16.8%) and decrease in margins (cracks) for diesel oil from 115.99 to 110.17 USD/t (by 5.0%);
- increase in the average commodity price for Brent crude oil from 47.65 to 61.79 USD/bbl (by 29.7%);
- increase in the volume of gasoline and diesel oil sold by 13.9% and 62.6%, respectively;
- increase in the volume of LPG sold by 30.2%;
- increase in the crude oil processing by 29.9%;
- increase in average exchange rate of USD against PLN from PLN 3.07/USD to PLN 3.19/USD (by 3.9%);
- decrease in margins (cracks) for ethylene from 610.20 to 490.53 USD/t (by 19.6%) and for propylene from 540.33 to 484.09 USD/t (by 10.4%);
- decrease in Ural/Brent differential from /-5.06/ USD/bbl to /-3.59/ USD/bbl (by 29.1%);
- decrease in average exchange rate of EUR against PLN from PLN 4.03/EUR to PLN 3.83/EUR (by 5.0%).

In the first quarter 2006, the volume of wholesale and retail sale of engine fuel (gasoline, diesel oil, LPG, Jet A1) and light fuel oil (Ekoterm) in the Group amounted to 3,088,272 tonnes and was higher than sales in the first quarter 2005 by 707,194 tonnes (by 29.7%). During the first quarter 2006 total sales of finished goods (refining, chemical and other) amounted to 4,858,195 tonnes and was higher than in the first quarter of the prior year by 1,550,242 tonnes (by 46.9%). During the first quarter 2006, retail sales of engine fuel (gasoline, diesel fuel, LPG) and light fuel oil amounted to 915,398 tonnes and was higher than sales in the comparable period of the prior year by 169,804 tonnes (by 22.8%).

Sales tendencies in main products are presented in the below table:

Sales of light products in the PKN ORLEN S.A. Group (by volume)	1st quarter 2006*		1st quarter 2005		Change (%) 1st quarter 2006 / 1st quarter 2005
Wholesale of key light products, including:		2 172 874		1 635 484	132.9
- gasoline (tonnes)		513 303		443 267	115.8
- diesel oil (tonnes)		1 022 365		584 543	174.9
- Jet A-1 (tonnes)		94 838		84 796	111.8
- Ekoterm (tonnes)		495 858		484 886	102.3
- LPG (tonnes)		46 510		37 992	122.4
Retail sales of key light products including:	1 177 734	915 398	962 027	745 594	122.8
- gasoline ('000 litres) / tonnes	636 628	480 654	568 668	429 344	112.0
- diesel oil ('000 litres) /tonnes	461 631	390 078	336 241	284 124	137.3
- Ekoterm ('000 litres) / (tonnes)	2	2	90	76	2.6
- LPG ('000 litres) / (tonnes)	79 473	44 664	57 028	32 050	139.4
Total sales of fuels (tonnes)		3 088 272		2 381 078	129.7
- including engine fuels (tonnes)		2 497 574		1 811 320	137.9

*total sales of fuels including merchandise (gasoline, diesel oil, light fuel oil, LPG, Jet A-1) realized by Unipetrol a.s. in the first quarter 2006 amounted to 536,391 tonnes; retail sales of engine fuels including merchandise (gasoline, diesel oil, LPG) accounted for 86,078 tonnes.

Decrease in operating results of the Parent Company and the Group in the first quarter 2006 as compared to the parallel period in the prior year was due to a number of factors, including high level of crude oil prices, decrease in margins (cracks) for diesel oil, recession in petrochemical products market from 3rd quarter 2005, decrease in Brent/Ural differential.

The results of the Parent Company in comparison to the Group were as follows:

In PLN thousand

Item	1st quarter 2006		Share of PKN in the Group	1st quarter 2005		Share of PKN in the Group
	Group	PKN	(%)	Grupa	PKN	(%)
Crude oil processed ('000 tonnes)	4 109	3 201	77.9	3 162	3 095	97.9
Net sale revenues	11 330 649	6 737 453	59.5	6 805 908	4 422 594	65.0
Gross profit on sales	1 303 134	795 834	61.1	1 471 690	1 198 172	81.4
Profit from operations	450 747	309 432	68.6	797 953	726 017	91.0
Profit before tax	476 236	304 018	63.8	820 771	705 921	86.0
Net profit	398 153	247 847	62.2	678 534	573 793	84.6

In the first quarter 2006, PKN ORLEN S.A. Group's refinery throughput amounted to 4,109 thousand tonnes of crude oil. The achieved level of throughput in the first quarter 2006 is by 29.9% higher than in the analogous period of the prior year. The higher throughput was caused by recognition in 2006 of Unipetrol a.s. throughput, which in the first quarter 2006 amounted to 875 thousand tonnes.
In the first quarter 2006 the Group's profit from operations amounted to PLN 451 million, compared to PLN 798 million in the parallel period of 2005. The lower profit from operations in the first quarter 2006 results primarily from adverse margins for diesel oil and for petrochemicals products and also from low Brent/Ural differential compared to the prior year. Profit from operations in the first quarter 2006 was also influenced by unfavorable weather conditions in January and February which caused decrease in demand for gasoline. Additionally during the first quarter there were frequent standstill of production system of Polyethylene and Polypropylene. This resulted in lower than expected increase in production of Polyethylene and Polypropylene, necessity of changing in load management in consequence high level of production of heavy fuel oil which is noneprofitable.
On profit from operations influenced also by lower than in the first quarter 2005 operating results of Group companies. Decrease in prices for chemical products (CANWIL, PWC, sodium hydroxide) and more rapid increase in raw material prices than finished products resulted in a decrease in profit from operations of Anwil S.A. by PLN 16 million compared to 1st quarter 2005. Changes in productions structure in Rafineria Nafty Jedlicze S.A. in accordance with lease of Oil and Lubricants production unit to Orlen Oil and significantly longer than expected seasonal demand decrease for refining products resulted in a decrease in profit from operations by PLN 6 million.
Net profit of the Group in the first quarter 2006 amounted PLN 398 million and was by 41.3% lower than profit generated in 1st quarter 2005.

Consolidated financial data of the Group by business segment are as follows:

In PLN thousands

Item	1st quarter 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	145 862	310 158	56 975	48 899	-4 878	557 016
Unallocated revenues of the Group and other						5 804
Unallocated costs of the Group and other						-112 073
Profit from operations						450 747

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Item	1st quarter 2005					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	552 973	270 285	65 319	43 996	-325	932 248
Unallocated revenues of the Group and other						1 816
Unallocated costs of the Group and other						-136 111
Profit from operations						797 953

In the first quarter 2006, as compared to the analogous period of the prior year, total profit from operations decreased by 43.5%. These tendencies were primarily caused by the results of the refining segment (decrease by 73.6% compared to the first quarter 2005). The decrease in margins on diesel oil and lower differential caused worsening of results of PKN ORLEN S.A. in this segment and negative result of Unipetrol a.s. in the amount of PLN 64 millions.

In the first quarter 2006 petrochemical's segment profit from operations increased by 14.8% in spite of recession on petrochemical products market (ethylene, propylene, benzene, glycols, phenol, butadiene, acetone, paraxylene and ortoxylene). Increase of result of this segment is due to consolidation of results from Czech Unipetrol (PLN 135 millions). Effects of decreasing margins affected polish companies from this segment i.e. PKN ORLEN and BOP which results decreased by- 23% and 42% respectively. In the first quarter 2006 profit from operations fallen down in Anwil S.A. (by 25%) which considerably affected on decrease of result of whole petrochemical segment by 12.8%. Unipetrol a.s. profit in this segment amounted to PLN 6 millions.

Year 2005 was the last year of The Comprehensive Operating Cost Cutting Program directed to reduction significant part of operating costs in all areas of operating activities. At the end of 2005 the goal to The Comprehensive Operating Cost Cutting Program (800 millions reduction of repeatable savings) was exceeded over 80 millions. Simultaneously from 1 January 2006 the Company started to implement OPTIMA program, directed to use of new identified potential savings of operating costs and Capital expenditures till 2009. In the first quarter 2006 OPTIMA program show effects in the amount of PLN 54 million.
In the first quarter of 2006, the Parent Company did not issue any securities under the Bond Issuance Program.

(all amounts in PLN thousand)

V. CIRCUMSTANCES AND EVENTS IN PARTICULAR OF A NON-STANDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

During the three-month period ended 31 March 2006 the following significant events influencing the information presented in these condensed consolidated financial statements occurred:

1. CO_2 Emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.
Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	Quantity (Mg)	Value
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 967 716
Estimated / actual use of emission rights in 2005	10 359 441	865 152
Emissions planned in 2006, including:	11 239 154	938 949
Emissions planned in I quarter 2006	3 074 729	257 006
Emissions planned in 2007	11 351 304	949 588
Sale of emission rights in I quarter 2006	330 000	27 574

The net value of granted emission rights as at 31 March 2006 in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

As at the date of preparation of these condensed consolidated financial statements in PKN ORLEN S.A., Anwil S.A., Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A. and Orlen Asfalt S.A., the decisions relating settlement of CO_2 emission rights usage in 2005 were still pending.

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	3 months		3 months		3 months		3 months		3 months		3 months	
	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005
Revenues												
Sales to external customers	8 248 174	5 568 802	1 956 231	668 718	846 157	378 762	250 519	163 411			11 301 081	6 779 693
Transactions with other segments	2 935 944	1 149 107	1 014 400	421 246	2 207	-	259 830	208 665	(4 212 471)	(1 779 018)	-	-
Settlement of hedging transactions			29 568	26 215							29 568	26 215
Total revenues	11 184 118	6 717 909	3 000 199	1 116 179	848 454	378 762	510 349	372 076	(4 212 471)	(1 779 018)	11 330 649	6 805 908
Total operating cost	(11 060 382)	(6 181 649)	(2 671 308)	(845 667)	(786 710)	(313 870)	(423 329)	(327 523)	4 207 593	1 778 693	(10 734 136)	(5 890 016)
Other operating income	78 318	64 908	33 257	1 015	7 845	1 837	8 796	9 095			128 216	76 855
Other operating expenses	(42 153)	(48 195)	(22 141)	(1 242)	(12 614)	(1 410)	(12 042)	(9 652)			(88 950)	(60 499)
Segment result	159 901	552 973	340 007	270 285	56 975	65 319	83 774	43 996	(4 878)	(325)	635 779	932 248
Unallocated revenues of the Group											4 524	1 816
Unallocated costs of the Group											(190 836)	(136 111)
Profit (loss) on the sale of all or part of shares of related parties											1 280	-
Profit from operations											450 747	797 953
Financial income											146 982	46 179
Financial expenses											(168 245)	(74 051)
Share in profit from investments accounted for under equity method	(549)	(129)	-	-	3	(89)	47 298	50 908			48 752	50 690
Profit before tax											476 236	820 771
Income tax expense											(78 083)	(142 237)
Net profit											398 153	678 534

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	3 months		3 months		3 months		3 months		3 months	
	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005
Capital expenditures to acquire segment property, plant and equipment and intangible assets	134 858	157 184	54 166	131 535	43 722	22 241	31 585	21 256	264 331	332 216
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									8 392	2 258
Total capital expenditures to acquire property, plant and equipment and intangible assets									272 723	334 474
Segment depreciation	225 929	198 040	201 082	21 514	48 370	24 501	50 335	36 436	525 716	280 491
Depreciation of unallocated assets									7 233	7 646
Total depreciation									532 949	288 137
Non-cash expenses other than depreciation	21 980	36 576	19 241	610	3 096	46	9 994	10 532	54 311	47 764

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	3 months		3 months		3 months		3 months		3 months	
	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005	ended 31 March 2006	ended 31 March 2005
Impairment allowances	16 195	25 195	9 194	420	3 012	46	7 785	362	38 186	26 023
Unallocated allowances									8	(24)
Total impairment allowances									38 194	25 999
Reversal of impairment allowances	23 686	43 809	16 781	386	4 334	1 310	6 528	3 635	51 329	49 140
Unallocated reversal of unnalocated allowances									4 422	3 080
Reversal of impairment allowances									55 751	52 220

Impairment allowances of assets by business segments include items recognized in the profit and loss, i.e.:

- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other activities segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the three-month periods ended 31 March 2006 and 31 March 2005.

	Revenues from sale by geographical area	
	3 months	
	ended 31 March 2006	ended 31 March 2005
Poland	3 487 314	3 782 879
Germany	2 510 228	2 003 860
Czech Republic	3 679 685	71 748
Other countries	1 653 422	947 421
Total revenues from sale by geographical area	**11 330 649**	**6 805 908**

(all amounts in PLN thousand)

VII. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities of PKN ORLEN Group as at 31 March 2006 and 31 December 2005

	31 March 2006	31 December 2005	Expiration of liability
Guarantees and sureties granted to:			
other entities, including:	**53 487**	**56 822**	
performance bond	34 247	34 238	do 01.12.2008
customs guarantee	14 755	14 755	do 03.03.2008
guarantee for customers' liabilities related to the Paylink Card Agreement	1 725	1 010	do 31.03.2007
bid guarantee	1 450	1 750	do 10.03.2006
guarantee of the loan for construction of a sewage-treatment plant for the city of Inowrocław	700	700	do 20.12.2006
guarantee related to the change in chlorine production technology investment	-	3 926	do 09.08.2006
Other	610	443	do 25.07.2006
non consolidated related entities, including:	**1 679**	**1 551**	
performance bond	1 679	1 551	do 20.11.2007
Total guarantees and sureties:	**55 166**	**58 373**	
Other contingent liabilities:			
excise tax guarantees, including collaterals submitted on behalf of the Company and third parties in respect of movements of harmonized excise goods under the excise tax suspension procedure and excise tax liability on goods kept in warehouses under the excise tax suspension procedure	1 037 949	939 879	
statement of voluntary submission for execution	128 046	126 127	
receivables endorsement	124 976	125 294	
Blank bills as a credit collateral	71 089	72 177	
Legal cases	24 276	37 546	
letters of credit	14 062	14 491	
collateral for factoring with recourse	13 363	13 597	
Other	6 087	6 488	
Total other contingent liabilities:	**1 419 848**	**1 335 599**	
Guaranties and sureties granted	**55 166**	**58 373**	
Other contingent liabilities	**1 419 848**	**1 335 599**	
Total contingent liabilities	**1 475 014**	**1 393 972**	

Total value of contingent liabilities of the Group companies increased by PLN 81,042 thousand. The increase was a result of an increase of excise tax guarantees by PLN 98,070 thousand and a decrease resulting from conclusion of legal actions of natural persons (PLN 7,000 thousand) and suits related to non-proper performance of commercial contracts (PLN 4,000 thousand). Other changes in contingent liabilities relate to conclusion of new guarantees and sureties contracts and extinction of liabilities.

(all amounts in PLN thousand)

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 JANUARY 2006 TO THE DATE OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. Wholesale contract with BP Polska Sp. z o.o.

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 2/2006, that on 4 January 2006 PKN ORLEN S.A. concluded annual contract for 2006 with BP Polska Sp. z o.o. for the sale of gasoline and diesel oil with and estimated value of PLN 3,951,000 thousand.

2. Wholesale contract with Shell Polska Sp. z o.o.

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 3/2006, that on 4 January 2006 PKN ORLEN S.A. concluded annual contract for 2006 with Shell Polska Sp. z o.o. for the sale of gasoline and diesel oil with and estimated value of PLN 2,831,000 thousand.

3. Wholesale contract with Orlen PetroCentrum Sp. z o.o.

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 1/2006, that on 4 January 2006 PKN ORLEN S.A. concluded two annual contracts for 2006 with Orlen PetroCentrum for the sale of gasoline and diesel oil with an estimated values of:
- first agreement – PLN 1,934,000 thousand,
- second agreement – PLN 376,000 thousand.

Total estimated value of two transactions amounts PLN 2,310,000 thousand.

4. Update to PKN ORLEN's strategy 2006-2009

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN, Company, Group) informed in regulatory announcement no 4/2006 on update to PKN ORLEN's strategy for 2006-2009.

The updated strategy of PKN ORLEN assumes the continuation of the Company pro-efficiency activities, strengthening of PKN ORLEN presence in key business areas in domestic markets and monitoring of expansion opportunities in new areas and markets, with mergers and acquisitions activities being of central significance in the forthcoming years.

The main points of the updated strategy of PKN ORLEN are:

1. The plan to commence upstream activities with a view to ensuring own raw material base. Implementation of these plans will result in the ability to achieve significant growth in the Company's value and to enhance its competitive position. The programme for the establishment of the upstream segment is divided into two phases: the first one - until 2009 and the second one - until 2015.

Assumed upstream output envisage a gradual increase in the volume of raw material from 0.4 million tonnes in 2007 to 4.3 million tonnes in 2015. The capital outlays required for program implementation are estimated at USD 130 million per annum in the years 2007-2009, and in the following 5 years at USD 438 million per annum.

2. The financial targets planned for 2009 are as follows, under the assumption that the macroeconomic conditions of 2004 are maintained*:
- EBITDA: PLN 10 billion
- Annual average CAPEX: PLN 3.4 billion.
- ROACE forecast at the level of minimum 18.5%.
- Financial leverage at the level of ca. 30-40%.

3. The level of dividend payments dependent on the Company's involvement in mergers and acquisitions, and on the maintenance of an optimal capital structure. This solution is scheduled to be implemented in 2007, so as to refer that to the dividend payment for 2006. The Group will aim at paying a dividend at a level of at least 50% of FCFE (Free Cash Flow to Equity). If acquisitions are significant, however, the Company's priority will be a return to safe indebtedness levels, which may entail limited payments of the dividend in line with the FCFE-based approach. On the other hand, if Polkomtel is sold and there are no other investment liabilities, the Company plans the establishment of a dedicated Dividend Fund, which will enable higher dividend payments in following years.

(all amounts in PLN thousand)

*The assuptions regarding macroeconomic conditions of 2004:
- Brent price USD 38.3 /bbl,
- Brent-Ural differential USD 4.1 /bbl,
- Rotterdam refinery margin USD 5.6 /bbl,
- Exchange rates of PLN/EUR 4.52,
- Exchange rates of PLN/USD 3.65,
- CAPEX (annual average 2006-2009) PLN 3.4 billion, depreciation and amortization (annual average 2006-09) PLN 2.1 billion; potential CAPEX in mergers and acquisitions activities not included.
- The financial data refer to the Capital Group of PKN ORLEN, IFRS numbers if not otherwise pointed.

5. Contract signed by ORLEN Deutschland with Deutsche BP

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 6/2006, that on 12 January 2006 ORLEN Deutschland A.G, concluded an agreement with Deutsche BP Aktiengesellschaft for the sale of fuels in the period from 1 January 2006 and 31 December 2006. The estimated value of the transaction amounts EUR 800,000 thousand, i.e. PLN 3,034,640 thousand, based on EUR/PLN average exchange rate as of January 12th, 2006, stated by National Bank of Poland.

6. Obtaining of citation from the Arbitration Court regarding the agreement penalty

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 8/2006, that on 25th January 2006 received received from the Arbitration Court at the Economic Chamber of the Czech Republic and Agrarian Chamber of the Czech Republic in Prague a copy of the citation regarding the payment of the agreement penalty, submitted by Agrofert Holding a.s. seated in Prague. The value of the object of the dispute amounts to EUR 77,267 thousand with the interests.

(see also: regulatory announcement no 85/2003 dated 20 November 2003 and regulatory announcement no 41/2004 dated 4 June 2004).

7. Changes in the Supervisory Board of PKN ORLEN S.A.

The Management Board of PKN ORLEN S.A. announced in its regulatory announcement no 10/2006 that the Extraordinary General Meeting of 31 January 2006 dismissed Mr. Jacek Bartkiewicz from the position of the Chairman of the Supervisory Board and from the Supervisory Board.
Extraordinary General Meeting of PKN ORLEN has also dismissed the following members of the Supervisory Board: Mr. Maciej Gierej, Prof. Krzysztof Obłój, Mrs. Małgorzata Okońska-Zareba, Mr. Adam Sęk, Mr. Ireneusz Wesołowski.

At the same time the Extraordinary General Meeting appointed to the Supervisory Board of PKN ORLEN S.A.: Mr. Dariusz Dąbski as the Chairman of the Supervisory Board, Mr. Maciej Mataczyński as an independent Member, and Mr. Zbigniew Macioszek and Mr. Wojciech Pawlak as Members of the Supervisory Board.

As at 31 December 2005 the Supervisory Board of PKN Orlen included two independent members: Mr. Ireneusz Wesołowski and Mr. Andrzej Olechowski and two members meeting all independence criteria: Mr Raimondo Eggink and Mr Maciej Gierej (according to the § 8 point 5 of the Company's Articles of Association), who submitted suitable declarations on the date of General Shareholders Meeting - 5 August 2004.
As at 11 May 2006 The Supervisory Board of PKN ORLEN included three independent members: Mr. Raimondo Eggink, Mr. Andrzej Olechowski and Mr. Maciej Mataczyński (appointed on 31 January 2006 by General Shareholders Meeting).

8. Withdrawal from contracts with Agrofert Holding a.s. by PKN ORLEN S.A.

The Management Board of PKN ORLEN S.A. announced in its regulatory announcement no 12/2006 that on 20 February 2006 it has decided to withdraw (in accordance with Czech Republic commercial code) from the Cooperation Agreement concluded on 19 November 2003 and General Agreement on terms of future share purchase concluded on 7 April 2004 with Agrofert Holding a.s. ("Agreements"). The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s and ALIACHEM a.s. shares.
The fact of execution of the option has been confirmed by public announcement of Unipetrol a.s. dated 15 December 2005.

(all amounts in PLN thousand)

(see also: regulatory announcement no 85/2003 dated 20 November 2003 and regulatory announcement no 41/2004 dated 4 June 2004). Detailed information in note XI.8.

9. Contract signed by ORLEN Deutschland with Shell Deutschland Oil

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 13/2006, that on 23 February 2006 ORLEN Deutschland A.G, concluded an agreement with Shell Deutschland Oil GmbH, Hamburg for the sale of fuels to ORLEN Deutschland AG fuel stations in Germany in the period from 1 January 2006 and 31 December 2006. The estimated value of the transaction amounts EUR 600,000 thousand, i.e. PLN 2,271,240 thousand, based on EUR/PLN average exchange rate as of February 23rd, 2006, stated by National Bank of Poland.

10. Signing of the Pledged Sale Agreement for shares in AWSA Holland II B.V.

PKN ORLEN S.A. announced in its regulatory announcement no 15/2006 that on 27 February 2006 it signed a pledged sale agreement with Kulczyk Holding S.A. („Kulczyk Holding") for the sale of 165,924 shares in Dutch commercial company AWSA Holland II B.V. The conclusion of the Pledged Sale Agreement resulted from exercising by PKN ORLEN of an option to sell the shares that was determined in the Supplementary Agreement signed on 14 November 2002. The shares sold by PKN ORLEN represent 9.218% of the initial capital of AWSA Holland II B.V. As a payment for the AWSA Holland II B.V. shares, Kulczyk Holding has transferred PLN 73,007 thousand to the bank account of PKN ORLEN. Transfer of the ownership of AWSA Holland II B.V. shares sold by PKN ORLEN to Kulczyk Holding will be completed after the Shares Disposal Agreement is signed, which will occur after the conditions mentioned in the Pledged Sale Agreement are fulfilled, in particular the approval of the Shareholders' Meeting of AWSA Holland II B.V., on 28 July 2006 at latest.
In accordance with the Supplementary Agreement of 14 November 2002 signed by PKN ORLEN and Kulczyk Holding, in the event of the sale of the AWSA Holland II B.V. shares by PKN ORLEN, Kulczyk Holding is obliged to obtain all approvals and permits and to take over all liabilities of PKN ORLEN, that PKN ORLEN made or assumed as a shareholder of AWSA Holland II B.V.
AWSA Holland II B.V. is the sole shareholder of AWSA Holland I B.V., a Dutch commercial company holding a 98.85% stake in Autostrada Wielkopolska S.A., a Polish commercial company.
(See also regulatory announcements: no 81/2002 dated 20 September 2002, no 94/2002 dated 25 October 2002, no 101/2002 dated 15 November 2002, no 108/2002 dated 11 December 2002).

11. Increase in share capital of Płocki Park Przemysłowo-Technologiczny

PKN ORLEN S.A. announced in its regulatory announcement no 16/2006, that based on the decision of a District Court in Warsaw, XIV Commercial Department of National Commercial Register, according to the date of entry being 23 February 2006, based on complete copy from Commercial Register dated 27 February 2006, the share capital of PKN ORLEN S.A. subsidiary – Płocki Park Przemysłowo-Technologiczny Spółka Akcyjna (PPPT) was increased from PLN 8,230 thousand to PLN 15,461 thousand, i.e. by PLN 7,230 thousand. This was covered by a private placement of 723.043 registered series "C" shares having preference to 2 votes per one share, owned by the shareholder-founder PKN ORLEN.

PKN ORLEN S.A. announced in its regulatory announcement no 18/2006, that based on the decision of a District Court in Warsaw, XIV Commercial Department of National Commercial Register, according to the date of entry being 16 March 2006, based on complete copy from Commercial Register dated 17 March 2006, the share capital of PKN ORLEN S.A. subsidiary – Płocki Park Przemysłowo-Technologiczny Spółka Akcyjna (PPPT) was increased from PLN 15,461 thousand to PLN 25,461 thousand, i.e. by PLN 10,000 thousand. This was covered by a private placement of 1,000,000 registered series "D" shares having preference to 2 votes per one share, owned by the shareholders-founders PKN ORLEN and "Miasto Plock" (municipal borough Plock) in the equal parts, 500,000 shares for each shareholder.
All newly issued shares were covered by cash contribution.
After an initial capital increase, the capital structure of PPPT comprises of:
Shareholder - founder Miasto Plock – PLN 12,730,430 PLN – 50%
Shareholder - founder PKN ORLEN – PLN 12,730,430 PLN – 50%

12. Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A

PKN ORLEN informed in its regulatory announcement no 17/2006 that on 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. i Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of

(all amounts in PLN thousand)

shares in Polkomtel S.A.". The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". Detailed information in note XVII 2

13. Purchase of shares in ORLEN PetroZachód Sp. z o.o.

PKN ORLEN informed in its regulatory announcement no 19/2006, that on the 20th March 2006, on the base of Sales Agreement signed with BGW Sp. z o.o., seated in Poznan, ("Agreement") it purchased 8,549 shares in PKN ORLEN subsidiary - ORLEN PetroZachod Sp. z o.o. seated in Poznan. The purchased shares represent 48.17% of the initial capital of ORLEN PetroZachod Sp. z o.o. and also 48.17% of votes at shareholders' meeting of ORLEN PetroZachod Sp. z o.o. Nominal value of one purchased share amounts to PLN 1 thousand. The whole payment for shares was made in cash. Purchase price amounted to PLN 21,012 thousand with the reservation of price adjustment increasing the price by not greater than PLN 3,000 thousand. The price adjustment depends on the fulfilling the conditions mentioned in the Agreement. The book value of the purchased shares in the PKN ORLEN books is equal to the price of purchase.

As a result of the above mentioned transaction PKN ORLEN becomes the sole shareholder of ORLEN PetroZachod Sp. z o.o.

14. Resignation of Adam Maciej Pawłowicz from Supervisory Board of PKN ORLEN S.A.

The Management Board of PKN ORLEN announced in its regulatory announcement no 20/2006 that on 28 March 2006 it received a note informing that the Minister of the State Treasury dismissed Mr. Adam Maciej Pawłowicz, performing a role of the State Treasury's representative in the PKN ORLEN Supervisory Board, from the position of the PKN ORLEN Supervisory Board Member effective from 28 March 2006. The reason for the dismissal was the resignation of Mr. Pawłowicz from the position of the PKN ORLEN Supervisory Board Member.

IX. SHAREHOLDERS HOLDING DIRECTLY OR UNDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report*	Number of shares presented in the prior quarter report*	Change of % in the period 10.02.2006 - 14.04.2006r.	% of votes at the GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
Skarb Państwa	10.20%	43 633 897	-	10.20%	43 633 897
The Bank of New York (holders of GDR's)	11.33%	48 452 646	(0.81)	10.52%	44 996 586
Other	61.15%	261 546 219	0.81	61.96%	265 002 279
Total	100%	427 709 061	-	100%	427 709 061

*Data as at 10 February 2006

**Data as at 14 April 2006

The percentage interest of the above shareholders in the Company's share capital is compatible with the percentage of votes at the General Shareholders's Meeting as at the report filing date.

(all amounts in PLN thousand)

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the first quarter 2006

	Number of shares, options as at the date of the prior quarter report filing *	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares, options as at the date of the report filing **
Management Board	-	-	-	-	-	-
Supervisory Board	**2 950**	-	-	**4 460**	**(365)**	**7 045**
Raimondo Eggink	2 950	-	-	-	-	2 950
Adam Pawłowicz	-	-	-	365	(365)	-
Dariusz Dąbski	-	-	-	4 095	-	4 095

* Data as at 10 February 2006
** Data as at 14 April 2006

XI. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF COURT, BODY APPROPRIATE FOR ARBITRATION PROCEEDINGS OR IN FRONT OF PUBLIC ADMINITRATION BODIES AND ON OTHER RISKS OF THE PARENT COMPANY AND ITS RELATED PARTIES

1. Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter in the court of second instance.
On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.
On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.
On 28 July 2005 the Head of the Customs Office, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary legal opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.
On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case would be decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. On 14 November 2005 the Head of the Customs Office in Krakow had refused to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by the company for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0%. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

(all amounts in PLN thousand)

On 30 December 2005 the Head of the Customs Office in Krakow issued a decision keeping the first instance authority's decision in force; Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court against the decision of the Head of the Customs Office in Krakow together with a motion to suspend execution of the decision. The complaint and a motion to suspend execution of the decision was submitted to the Woivodship Administrative Court in Kraków on 3 February 2006.
On 14 February 2006 the Head of Customs Office in Kraków issued a decision on suspending execution of the decision until the case would be decided by Woivodship Administrative Court.
Until today the case regarding company's excise tax liability is in progress in front of Woivodship Administrative Court and the outcome is unknown.
The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is high probability of positive outcome, based on the evidence and arguments raised by the Company. As a result the Company did not create a provision related to the case in the financial statement for the period ended 31 March 2006.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. The deadline for completion of control proceedings is 30 June 2006. As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods were not yet known.

On 25 November 2004, the Supervisory Board of Rafineria Trzebinia S.A. adopted a resolution on performing a tax audit for the period from 2000 to 2004, including a review of correctness of procedures and correctness of tax settlements to be summarized in "Report on agreed upon procedures concerning review of control procedures at Rafineria Trzebinia S.A.". The 2000-2004 tax audit was completed and its results were presented to the Supervisory Board. On 22 April 2005, having received the report from the first phase of the audit of procedures, the Supervisory Board of Rafineria Trzebinia S.A. has recommended carrying out the second, more detailed phase of the "Report on agreed upon procedures", encompassing the analyzes of transactions in selected areas of the company's activity. The Supervisory Board has got acquainted with the results of the second phase of the audit and issued appropriate recommendations regarding the assessment of internal control to the Management Board. As at the date of preparation of these financial statements Management Board of Rafineria Trzebinia S.A. has taken legal actions against individuals responsible for the irregularities stated in the report.

2. Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict, on 27 June 2005 PKN ORLEN submitted its response to the appeal. The Court of Appeals in Warsaw declared that the Tankpol's appeal will be recognized on 21 March 2006. The Court of Appeals postponed pronouncing the judgment till 31 March 2006. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals declared that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank. According to verbal justification of the verdict, the Court of Appeals is convinced that PKN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals is legally binding and feasible, however both parties are entitled to submit an annulment to the Supreme Court.

3. Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between NOM shareholders.

(all amounts in PLN thousand)

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce (PCC) in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.
On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.
On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.
The District Court set a trial date on 23 March 2006. On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN S.A. complaint against the verdict of Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.
The verdict is not legally binding and may be appealed against. The attorney of PKN ORLEN in the described case has issued a motion in respect of preparation and submission of justification of the verdict. On 27 April 2006 PKN's attorney received from the District Court the justification of a verdict.
On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453 thousand.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. The Court of Arbitration set the date of next seating at 29 May 2006.

As of 31 March 2006, shares in NOM were presented in the condensed consolidated financial statements as investments in associates in the net amount of PLN 18 million, after consideration of an impairment of shares allowance based on independent expert's valuation.

4. Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings.
Above described proceedings has not yet been finished.

5. Anti-trust proceedings

As at the date of the preparation of the report, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that Polski Koncern Naftowy ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the

(all amounts in PLN thousand)

domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.
The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by the Lotos Group S.A. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Lotos Group S.A. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006.

By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of prohibited agreement, the Company assesses risk of penalty as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings OCCP issued a decision of 19 July 2000 imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the cash penalty. Consequently, in 2001 due to this fact the provision was fully reversed in PKN ORLEN. OCCP applied on 4 October 2001 to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw and the Consumer and Competition Court (former Anti-Trust Court), which at the hearing on 21 July 2004 pronounced the judgment again revoking the appealed decision of OCCP.
Due to the received letter, PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. Simultaneously OCCP approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005 and 7 December 2005. On 14 March 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 30 April 2006 due to necessary completion of evidence from proceedings.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN S.A. and the petitioner in order to limit access rights to evidence and due to respective decisions issued in this respect by the Chairman of OCCP and which may be sued at the Consumer and Competition Court.

By virtue of the actual course of the proceedings it is difficult to assess the risk that PKN ORLEN S.A. may again be fined. However, in the light of time passed and significant changes in PKN ORLEN's market environment, the risk of penalty was assessed by the Company as low.

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Management Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management Board, supported by an independent legal opinion, a risk that the Company is charged with a fine is remote.

6. Investment relief

In accordance with tax regulations, in force in previous years, Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:

- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium)

(all amounts in PLN thousand)

During the period 2001 -2003 Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment Premium
2001	98 927	43 750
2002	14 234	49 222
2003	-	6 923
	---------	--------
Total	**113 161**	**99 895**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities.

The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

7. Court proceedings against Benzina a.s. ("Benzina")

As a part of court proceeding in progress since August 2001, the Anti-Trust Bureau declared a disposition in respect of violation of the Economic Competition Protection Act. Due to the disposition, Benzina was imposed with a penalty of CZK 98 million.

The penalty was returned to Benzina as at 29 July 2004.
The disposition of the first instance of the Anti-Trust Bureau was annulled due to the serious legal faults mentioned in the appeal submitted by Benzina. The Management Board of Benzina believes that Regional Court will pronounce the judgment in favour of Benzina.

However, taking into account the repeated dispositions of the Anti-Trust Bureau in respect of the penalty and the fact that the court has not yet announced its verdict, Benzina's financial statements include a provision for penalty in the amount of CZK 98 million as at the date of preparation of these condensed consolidated financial statements.

8. Agreements for disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the former Management Board of PKN ORLEN concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the present Management Board, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
In relation to the agreements concluded with Agrofert Holding a.s., in the second quarter 2005 the Management Board of PKN ORLEN created provisions to cover the potential negative financial effects related to execution of the agreements.

Agrofert Holding a.s. agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005.

On 25 January 2006 PKN Orlen received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500. The court proceeding in front of Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress. The risk related to the above described proceeding has been recognized in these consolidated financial statements.

On 20 February 2006 the Management Board of PKN Orlen has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE, a.s and ALIACHEM, a.s. shares.

(all amounts in PLN thousand)

On 9 May 2006 Company's attorney received from Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of second law suit by Agrofert Holding a.s. regarding the payment of contractual penalty. Value of the dispute, is similarly to the first one commenced by Agrofert Holiding a.s., EUR 77,266,500 with interest.
In respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V., as at the date of preparation of the financial statements the parties are conducting mediations aimed at amicable settlement of the dispute

9. Agreements with DEZA a.s.

In August and September 2005 UNIPETROL, a.s. received letters from DEZA a.s., requesting execution of the agreements regarding sale of shares in AGROBOHEMIE a.s. and ALIACHEM a.s. UNIPETROL a.s. and DEZA a.s. each own 50% shares in AGROBOHEMIE a.s. The shareholder structure in ALIACHEM a.s. is as follows: AGROBOHEMIE a.s. owns 55.01% shares, UNIPETROL a.s. – 38.79% and DEZA a.s. – 4.67%. The remainder of 1.53% is owned by minority shareholders of ALIACHEM a.s.
Letters received from DEZA regarded the agreements for future payable assignment of shares, concluded between UNIPETROL a.s. and DEZA a.s. in relation to shares in AGROBOHEMIE a.s. and ALIACHEM a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of UNIPETROL a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of UNIPETROL a.s. has proposed that DEZA a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. In spite of endeavors of UNIPETROL a.s., DEZA a.s. has rejected proposals of the Management Board of UNIPETROL a.s. In such a situation the Management Board of UNIPETROL a.s. decided to submit the case to court. On 14 December 2005 UNIPETROL a.s. filed a law suit to the court in Ostrawa regarding invalidity of agreements concerning shares of AGROBOHEMIE a.s. and ALIACHEM a.s. As a response Deza a.s. claimed for penalty in amount of CZK 71,000 thousand for period 2 September 2005 – 11 November 2005 and CZK 18,000 thousand for period 6 October 2005 – 11 November 2005 calculated as at 11 November 2005. The amounts were calculated in line with above described agreements, which UNIPETROL a.s. considers as not valid.
On 24 March 2006 the Court in Ostrava rejected the motion of Unipetrol a.s. in respect of the declaration of invalidity. The rejection was substantiated by the fact that Deza a.s. filed a separate claim against Unipetrol a.s. in respect of settlement of contractual penalties. According to the view of the Court in Ostrava, proceedings related to declaration of invalidity are not necessary; hence it will be decided in front of the Court in Prague, prior to verdict in respect of the claim submitted by Deza a.s.
On 5 April 2006 Unipetrol received a warrant for payment of the contractual penalty from the Court in Prague. Unipetrol intends to submit an annulment to the warrant for payment to the Court as well as it plans to claim invalidity of the agreements again.
Legal and financial effects of claims submitted by DEZA a.s. and interpretation of provisions of the concluded agreements regarding assignment of shares of AGROBOHEMIE a.s. and ALIACHEM a.s. may include necessity of assignment of shares (for a price that is not yet determined) and payment of penalties and compensations. By virtue of faults in agreements and substantial doubts regarding its validity, the financial impact on UNIPETROL a.s. is difficult to be quantified. The Management of UNIPETROL a.s. has initiated the process of evaluation the risk.
Due to loss of significant influence of Unipetrol Group on associated companies: Aliachem, Agrobohemie and Lovochemie as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of UNIPETROL a.s. as at 31 March 2006 as long-term financial investments. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares in AGROBOHEMIE a.s. and ALIACHEM a.s., neither impairment provision in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

(all amounts in PLN thousand)

XII. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 31 March 2006, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the value exceeding 10% of the Company's equity.

XIII. RELATED PARTIES

1. Information about unusual related party transactions

During the period from 1 January to 31 March 2006, there were no unusual related party transactions concluded between related parties within the Group, where the transaction value would exceed EUR 500 thousand.
Transactions concluded within the Group related to the deliveries and supplies connected with the normal activity of the Group companies.

2. Information about significant related party transactions

a) Transactions with members of the Management Board, the Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During three-months period ended 31 March 2006 and 31 March 2005 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging the Management Board, the Supervisory Board and their relatives, to render services to the Company and related parties.
As at 31 March 2006 and 31 March 2005 the Group companies did not grant any loans to managing and supervising persons and their relatives.
During three-months period ended 31 March 2006 and 31 March 2005 there were no significant transactions concluded with members of the Management Board, the Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

In the first quarter of 2006 the supervising persons did not conclude significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

c) Transactions with related parties concluded through the managing persons of the Company

In the first quarter of 2006 members of the Company's key executive personnel did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

d) Parent Company's transactions with related parties in the period from 1 January 2006 to 31 March 2006 and the settlement **balances as at 31 March 2006**

PKN ORLEN Capital Group

	Consolidated subsidiaries [1]	Consolidated associates [2]	Non-consolidated subsidieries [1]	Non-consolidated associates [2]	Consolidated jointly controlled entities [3]	Total related partie
Sales	1 868 216	2 113	3 463	1 227	457 936	2 332 955
Purchases	272 279	9 005	29 552	4 418	4 913	320 167
Financial revenues from interest	982	-	-	4	27	1 013
Gross short term receivables	896 311	904	1 641	759	268 069	1 167 684
Short term liabilities	92 961	5 084	19 656	4 351	4 434	126 486
Gross long term receivables	64 185	-	-	-	-	64 185

[1] Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members.
[2] Parent Company exercises considerable influence on the entity's supervisory bodies via its representatives.
[3] Parent Company exercises a joint control over the entities under the deed of association.

(all amounts in PLN thousand)

3. Compensation, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24.

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

	3 months ended 31 March 2006 (unaudited)	3 months ended 31 March 2005 (unaudited)
The Management Board of the Parent Company *	2 149	7 653
The Supervisory Board of the Parent Company	199	217
Key Executive Personnel of the Parent Company	1 178	4 095
Key Executive Personnel of subsidiaries **	14 404	8 582
Total	**17 930**	**20 547**

* including during the three months period ended 31 March 2005 compensation of former Board Members of PLN 5,304 thousand
** Management Board, Supervisory Board and Key Executive Personnel of Group Companies

XIV. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO A THIRD ENTITY OR ITS SUBSIDIARY

In the period from 1 January to 31 March 2006 the Company and its subsidiaries did not grant loan security, or guarantees to another entity or its subsidiary, where the value of security or guarantee constituted at least 10% of the Company's equity.
In the period from 1 January to 31 March 2006 a collateral for BOP shares held by PKN Orlen of PLN 454 million (input into the collateral register held by appropriate registry court on 23 January 2004), provided by PKN ORLEN under the share pledge agreement of 19 December 2003, which secures Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million, was still in force.

XV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XVI. EVENTS AFTER THE BALANCE SHEET DATE

1. Changes in the Management Board of PKN ORLEN S.A.

The Management Board of PKN ORLEN announced in its regulatory announcement no 21/2006 that the Supervisory Board, at its seating of 31 March 2006 has dismissed Mr. Dariusz Witkowski from the position of the Management Board Member of PKN ORLEN S.A., effective 31 March 2006.
Simultaneously, the Supervisory Board has appointed Mr. Krzysztof Szwedowski to the position of the Management Board Member with the effect from 31 March 2006.
Mr. Krzysztof Szwedowski, born in 1965, graduated from the Nicolaus Copernicus University in Toruń, Master in Law, advocate, completed public prosecutor application in 1992 and controller application in 2004.

(all amounts in PLN thousand)

2. Agreement for terephthalic acid deliveries to Mitsubishi Chemical Corporation

The Management Board of PKN ORLEN S.A. informed in its regulatory announcement no 25/2006 that on 27 April 2006 it signed an agreement with Mitsubishi Chemical Corporation, seated in Tokyo, Japan ("Agreement"). The Agreement was signed for deliveries of 150 thousand tonnes per year of terephthalic acid ("PTA") to Mitsubishi Chemical Corporation during the period from 1st July 2010 to 31st December 2014, with the possibility of the delivery quantity change at +/- 10%.
The estimated total value of the Agreement in the whole contractual period amounts to approximately PLN 2, 800 million. The Agreement is valid from the date of signing. Deliveries/acceptance will start on 1st July 2010 and PKN ORLEN is granted with a right to change the date once and no more than for 9 months. After 5 years from the first delivery date, terms of the Agreement can extend the contractual period. Payment for each delivery is due within 14 days from the date of receiving invoice – delivery will be invoiced once a month.

In case of culpable unrealisation of deliveries/acceptance of PTA, the Agreement conditions require payment of penalty at the level of unit margin multiplied by non-delivered/non-accepted quantity of PTA in the certain year.

3. Purchase of shares in ORLEN Upstream Sp. z o.o. by PKN ORLEN S.A.

The Management Board of PKN ORLEN S.A. informed in its regulatory announcement no 26/2006, that on 9 May 2006 it was informed that the company ORLEN Upstream Sp. z o. o. ("ORLEN Upstream"), a limited liability company seated in Warsaw, was registered under the number KRS 0000256011 on the 26th April 2006 by a District Court in Warsaw, XIII Commercial Department of Commercial Register.
PKN ORLEN purchased 100 shares in ORLEN Upstream Sp. z o.o., representing 100% of the share capital of ORLEN Upstream Sp. z o.o., with a par value PLN 500 of each share, representing 100% of votes at the General Shareholders Meeting of ORLEN Upstream Sp. z o.o.. The equity in ORLEN Upstream was covered by PKN ORLEN in form of cash contribution of PLN 50 thousand.
Main activities of ORLEN Upstream Sp. z o.o. are, among others: crude oil mining, natural gas mining, geological and exploration operations.
The Management Board of ORLEN Upstream Sp. z o.o. consists of two persons. Both managing persons of ORLEN Upstream Sp. z o. o. are employees of PKN ORLEN S.A.: President of the Management Board from 20 February 2006, Vice President of the Management Board from 30 December 2005.

4. Receipt of the copy of the second citation of Agrofert Holding a.s. from the Arbitration Court regarding the agreement penalty

The Management Board of PKN ORLEN S.A. informed in its regulatory announcement no 27/2006 that on 9 May 2006 Company's attorney received from Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of second law suit by Agrofert Holding a.s. regarding the payment of contractual penalty. Value of the dispute amounts EUR 77,266,500 with interest.

(see also: regulatory announcement no 8/2006 dated 25 January 2006, regulatory announcement no 85/2003 dated 20 November 2003 and regulatory announcement no 41/2004 dated 4 June 2004).

5. Resolution of General Meeting of Polkomtel regarding dividend payment

The Management Board of PKN ORLEN S.A. informed in its regulatory announcement no 28/2006 that on 10th May 2006 the Ordinary General Meeting of Polkomtel S.A. was held, during which the shareholders passed resolution regarding dividend payment to Polkomtel S.A. shareholders, in accordance with applicable law, of retained net profit for the years preceding 2005 and net profit for 2005. Total amount of dividend amounts to PLN 2,352,375 thousand (representing PLN 114.75 per share) and will be paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. Due to the fact that PKN ORLEN owns 19.61% of the share capital of Polkomtel S.A., the amount of the dividend attributable to PKN ORLEN S.A. amounts to PLN 461,269,755. The Ordinary General Meeting of Polkomtel S.A. has set the dividend payment date for 17 July 2006.

Polkomtel S.A. is accounted in PKN ORLEN S.A. books using the equity method.

(see also: regulatory announcement no 17/2006 dated 10 March 2006)

(all amounts in PLN thousand)

XVII. SUPPLEMENTARY INFORMATION

1. Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder.

The objective of the project is to secure the value of assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is intended also to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

In July 2005 PKN ORLEN's Management Board approved a restructuring project for the southern assets designed by Investekspert which aims at:
- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,
- buy-out of minority shareholders (provided that the transaction is economically efficient),

On 2 December 2005, pursuant to sale of shares agreement, PKN ORLEN purchased 3,360 shares in Orlen Oil Sp. z o.o., seated in Kraków, from Rafineria Czechowice S.A. In effect of the transaction PKN ORLEN has increased its stake in Orlen Oil from 47.21% to 51.69%.
Effective 1 January 2006, Rafineria Nafty Jedlicze S.A. has leased Oil and Lubricants production line to Orlen Oil Sp. z o.o.

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. The recommendations shall be consulted with the companies involved in the project until the end of May 2006.

The sale process is also being carried out in respect of subsidiaries of Rafineria Nafty Jedlicze S.A. and Rafineria Trzebinia S.A. which operations were determined as non-core activity of those entities.

2. Polkomtel S.A.

In accordance with §12.14 of the Articles of Association of Polkomtel S.A., pursuant to occurrence of the so-called Change in the Ownership Title in respect of TDC Mobile International A/S, other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) are entitled to acquire 4,019,780 shares of Polkomtel S.A. owned by TDC Mobile International A/S, in a proportion equal to the percentage of shares owned by each of Polkomtel S.A. shareholders, except for the shares owned by TDC Mobile International A/S. The offer to purchase shares from TDC Mobile International A/S has been issued to other Polkomtel S.A. shareholders on 8 February 2006. PKN ORLEN informed in its regulatory announcement no 17/2006 that on 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. i Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A.".

The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.".

The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S. The offer relates also to a dispute between Vodafone Americas Int. and TDC Mobile International A/S. As a result of the dispute, the below described pledge was established on 24 February 2006.

(all amounts in PLN thousand)

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (an equivalent of PLN 833, in accordance with the exchange rates table no 50/A/NBP/2006 of 10 March 2006), that is for the total purchase price not exceeding 209,863 thousand (an equivalent of PLN 816,473 thousand). In case KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. purchased the shares in result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The parties agreed to vote jointly at General Shareholders Meetings of Polkomtel S.A. in favor of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% of net profit of Polkomtel S.A. for years 2005 and 2006 and at least 50% of the net profit for any subsequent financial year. The amount of dividend paid out to TDC Mobile International A/S, reduced by an interest on the maximum purchase price, would result in the decrease of the final shares' purchase price.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as buyers are entitled to withdraw from execution of the Agreement for the purchase of shares in Polkomtel S.A. if by 10 March 2009 (or any other date agreed between parties) the above described suspending clause would not have been completed or if any circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase of shares. As a consequence, the Agreement would dissolve at that date.

With the conclusion of the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A." the agreement signed by KGHM Polska Miedź S.A., PKN ORLEN S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. ("Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital" of July 2005 with later amendments) is no longer in force.

On 10 march 2006 Vodafone Americas Inc. filed a suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, and suit six legal entities defining TDC Mobile International A/S as a Principle Respondend, Polkomtel S.A as a First Auxiliary Respondent ang KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondends. In above mentioned suit Vodafone Americas Inc. questioned above all the method of setting the price by TDC International A/S in the offer to other shareholders.

On 10th May 2006 the Ordinary General Meeting of Polkomtel S.A. was held, during which the shareholders passed resolution regarding dividend payment to Polkomtel S.A. shareholders, in accordance with applicable law, of retained net profit for the years preceding 2005 and net profit for 2005. Total amount of dividend amounts to PLN 2,352,375 thousand (representing PLN 114.75 per share) and will be paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. Due to the fact that PKN ORLEN owns 19.61% of the share capital of Polkomtel S.A., the amount of the dividend attributable to PKN ORLEN S.A. amounts to PLN 461,269,755. The Ordinary General Meeting of Polkomtel S.A. has set the dividend payment date for 17 July 2006.

In this condensed consolidated financial statements of PKN ORLEN Group, 19.61% of shares in Polkomtel S.A. were valued using the equity method in he first quarter of 2006 and in the first quarter of 2005, as a comparative data. Based on opinions of independent experts, Polkomtel S.A. has been determined an entity, over which the Group exercises significant influence.

Share of Polkomtel in the consolidated financial result of the Group in the first quarter of 2006 amounted to PLN 47,298 thousand.
Share of Polkomtel in the consolidated financial result of the Group in the first quarter of 2005 amounted to PLN 50,907 thousand.

(all amounts in PLN thousand)

3. Bid for purchase of shares in Mažeikiu Nafta

As a consequence of participation in the public tender, on 27 January 2006 PKN ORLEN made a bid for purchase of 53.7022% shares in Mažeikiu Nafta (MN) offered by Yukos International UK B.V. The bid included also a declaration to purchase, on the same terms, MN's shares owned by the Lithuanian government. The bid was conditional and dependent upon fulfillment of several legal conditions, including formal and technical status of logistics assets of Mažeikiu Nafta.

Due to the change in the legal status of Yukos Oil Corporation and in effect of conducted negotiations, on 13 April 2006 PKN ORLEN S.A. has submitted a complex offer to purchase 40.6621% share in AB Mažeikiu Nafta from the Lithuanian government. In addition, should the Lithuanian government buy 53.7022% share currently owned by Yukos International UK B.V., PKN ORLEN has offered to purchase these shares from the Lithuanian government for a price per share equal to the price offered for the 40.6621% stake. Pursuant to the expectations of the Lithuanian government, the offer comprises all components deemed significant by the Lithuanian government in respect of selection of a strategic shareholder of Mažeikiu Nafta, including the price, information on preservation of crude oil supplies to Mažeikiu Nafta, investment program and a description of the proposed management method.

According to PKN ORLEN's assessment, the acquisition of MN would allow PKN to strengthen its position in the region and perform further optimization of current operations. Inclusion of MN into PKN ORLEN capital group would enable to utilize synergies from combining of activities performed in neighboring countries. In addition, the purchase of Lithuanian assets would allow development of production infrastructure and a significant increase in processing power of the Capital Group. Moreover, acquisition of MN would allow optimization of crude oil supply policies. The enlarged capital group would considerably increase energetic security of the region.

The planned investment would not confine Group's investment plans, including investment in the upstream activities which was described in the update of PKN ORLEN strategy for 2006-2009.

XVIII. Other

These condensed consolidated financial statements were authorized by the Management Board of the Parent Company in its seat on 11 May 2006.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

....
Vice-President
Cezary Filipowicz

....
Vice-President
Wojciech Heydel

....
Vice-President
Jan Maciejewicz

....
Vice-President
Cezary Smorszczewski

....
Member of the Board
Krzysztof Szwedowski

....
Member of the Board
Paweł Szymański

Płock, 11 May 2006

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
kpmg@kpmg.pl
www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2006 TO 31 MARCH 2006

To *the Shareholders of PKN ORLEN S.A.*

We have reviewed the accompanying condensed consolidated financial statements of the PKN ORLEN S.A. Group ("Group"), with its registered office in Płock, Poland, 7 Chemików Street, that consist of the consolidated balance sheet as at 31 March 2006, with total assets and total liabilities and equity of PLN 33,808,525 thousand, the consolidated profit and loss account for the period from 1 January 2006 to 31 March 2006 with a net profit of PLN 398,153 thousand, the statement of changes in consolidated equity for the period from 1 January 2006 to 31 March 2006 with an increase in equity of PLN 596,084 thousand, the consolidated cash flow statement for the period from 1 January 2006 to 31 March 2006 with a decrease in cash amounting to PLN 359,490 thousand, and accounting policies and explanatory notes.

Management is responsible for the preparation and fair presentation of these condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with respect to matters not regulated by the above standards, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective laws and in accordance with the Decree of the Ministry of Finance dated 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal from 2005, No. 209, item 1744). Our responsibility is to issue a report on these condensed consolidated financial statements, based on our review.

We conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* and with Standard No. 4 of the professional standards *General terms of the review of financial statements*, issued by the National Council of Certified Auditors. A review of condensed financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit aimed to issue an opinion on correctness and reliability of the financial statements and consequently does not enable us to obtain assurance that we would

KPMG

become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on enclosed financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements, do not present fairly in all material respects, the financial position of PKN ORLEN Group as at 31 March 2006, and its financial performance and its cash flows for the period from 1 January 2006 to 31 March 2006 in accordance with International Financial Reporting Standards as adopted by the European Union.

....
Certified Auditor 10268/7598
Monika Bartoszewicz

....
On behalf of KPMG Audyt Sp. z o.o.
51 Chłodna Street, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 11 May 2006

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Purchase of shares
Released	07:00 10-May-06
Number	7094C

Regulatory announcement no 26/2006 dated May 9th, 2006

Purchase of shares in ORLEN Upstream

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on May 9th, 2006, it was informed that the company ORLEN Upstream Sp. z o. o. ("ORLEN Upstream"), a limited liability company headquartered in Warsaw, was registered on the 26th April, 2006 by a District Court in Warsaw (Poland). PKN ORLEN purchased 100 shares in ORLEN Upstream, representing 100% of the initial capital of ORLEN Upstream, with a par value PLN 500 of each share, representing 100% of votes at the General Meeting of shareholders of ORLEN Upstream. The purchased shares in ORLEN Upstream were paid by PKN ORLEN in form of cash contribution of PLN 50,000.

ORLEN Upstream specialises in crude oil mining, natural gas mining, geological and exploration operating.

The Management Board of ORLEN Upstream consists of two persons. Two managing persons of ORLEN Upstream are employees of PKN ORLEN:
- President of the Management Board from 20 February 2006,
- Vice President of the Management Board from 30 December 2005.

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Copy of second citation
Released	16:53 10-May-06
Number	7754C

Copy of the second citation from the Arbitration Court regarding the agreement penalty

Regulatory announcement no 27/2006 dated May 10th , 2006

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 9th May 2006 it received from the Arbitration Court at the Economic Chamber of the Czech Republic and Agrarian Chamber of the Czech Republic in Prague a copy of the second citation regarding the payment of the agreement penalty, submitted by Agrofert Holding a.s. headquartered in Prague. The value of the object of the dispute amounts to 77,266,500 Euro with the interests.

(see also: regulatory announcement no 8/2006 dated 25 January 2006, regulatory announcement no 85/2003 dated 20 November 2003 and regulatory announcement no 41/2004 dated 4 June 2004).

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Polkomtel dividend
Released	07:00 11-May-06
Number	7874C

Resolution of General Meeting of Polkomtel regarding dividend payment

Regulatory announcement no 28/2006 dated May 10th , 2006

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 10th May 2006 the Ordinary General Meeting of Polkomtel S.A. was held, during which the shareholders passed resolution regarding dividend payment to Polkomtel S.A. shareholders, in accordance with applicable law, of retained net profit for the years preceding 2005 and net profit for 2005. Total amount of dividend amounts to PLN 2,352,375 thousand (representing PLN 114.75 per share) and will be paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. Due to the fact that PKN ORLEN owns 19.61% of the share capital of Polkomtel S.A., the amount of the dividend attributable to PKN ORLEN amounts to PLN 461,269,755. The Ordinary General Meeting of Polkomtel S.A. has set the dividend payment date for 17 July 2006.

Polkomtel S.A. is accounted in PKN ORLEN S.A. books with the use of equity method.

(see also: regulatory announcement no 17/2006 dated 10 March 2006)

END

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RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the election of the Chairman of the Ordinary General Meeting

§ 1

Pursuant to Art. 409, § 1 sentence 1 of the Code of Commercial Companies in conjunction with § 5 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects Mr/Ms .... as Chairman of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the adoption of the agenda of the Ordinary General Meeting

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the following agenda:

1. Opening of the General Meeting.
2. Election of the Chairman of the General Meeting.
3. Statement that the General Meeting was convened properly and is able to adopt resolutions.
4. Adoption of the agenda.
5. Election of the Tellers Committee.
6. Examination of the report of the Management Board from the activity of the Company and the financial statement as well as the motion regarding the distribution of profit for the financial year 2005.
7. Examination of the report of the Management Board from the activity of the Capital Group of Polski Koncern Naftowy ORLEN S.A. and the consolidated financial statement of the Capital Group of Polski Koncern Naftowy ORLEN S.A. for the financial year 2005.
8. Examination of the report of the Supervisory Board from the evaluation of the report of the Management Board from the activity of the Company and the financial statement in respect of their conformity with books and documents and with facts and the motion of the Management Board regarding the distribution of profit from the financial year 2005.
9. Adoption of the resolution regarding the approval of the report of the Management Board from the activity of the Company and the financial statement for the financial year 2005.
10. Adoption of the resolution regarding the approval of the report of the Management Board from the activity of the Capital Group of Polski Koncern Naftowy ORLEN S.A. and the consolidated financial statement of the Capital Group of Polski Koncern Naftowy ORLEN S.A. for the financial year 2005.

11. Adoption of the resolution regarding the distribution of profit for the financial year 2005 and the fixing of the day of dividend and the date of its payment.
12. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Management Board of the Company in 2005.
13. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Supervisory Board of the Company in 2005.
14. Adoption of the resolution regarding the lease-out of property belonging to the Dispatch Plant which constitutes an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant.
15. Adoption of resolutions regarding amendments to the Company Articles of Association and the authorisation of the Supervisory Board to establish the unified text of the amended Articles of Association.
16. Adoption of the resolution regarding the opinion of the Company about the use of Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading.
17. Adoption of the resolution regarding amendments of the Regulations of the General Meeting of the Company and the establishment of the unified text of amended Regulations.
18. Information concerning the implementation of the framework restructuring plan in the 1st quarter of 2006.
19. Changes in the Supervisory Board of the Company.
20. Conclusion of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects the following persons as members of the Tellers Committee:

- ....
- ....
- ....

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the report of the Management Board from the activity of the Company and the financial statement for the financial year 2005

§ 1

Pursuant to Art. 395 § 2 pt 1 of the Code of Commercial Companies and Art. 45 and Art. 53 par. 1 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after examination and becoming familiar with the opinion of the Supervisory Board of the Company, decides to approve the following reports and statements submitted by the Management Board of the Company:

1. report of the Management Board from the activity of the Company for the financial year 2005;
2. financial statement of the Company for the period from 1 January 2005 till 31 December 2005, covering the following items verified by a certified auditor:

- balance-sheet as on 31 December 2005, showing the amount of 19,210,119,530.36 PLN both on the side of assets and on the side of liabilities (in words: nineteen milliard two hundred ten million one hundred nineteen thousand five hundred and thirty zlotys thirty six grosz);
- profit and loss account for the period from 1 January 2005 till 31 December 2005, showing the total net profit in the amount of 2,527,214,367.72 PLN (in words: two milliard five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys seventy two grosz);
- additional information including the introduction to the financial statement and additional notes and explanations;
- statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2005 by the amount of 1,590,035,385.05 PLN (in words: one milliard five hundred ninety million thirty five thousand three hundred and eighty five zlotys, five grosz);
- cash flow account, showing the decrease of net cash by the amount of 2,482,537.13 PLN (in words: two million four hundred eighty two thousand five hundred and thirty seven zlotys, thirteen grosz).

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the report of the Management Board from the activity of the Capital Group and the consolidated financial statement of the Capital Group for the financial year 2005

§ 1

Pursuant to Art. 395 § 5 of the Code of Commercial Companies and Art. 55 and Art. 63c, par. 4 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. approves:

1. report of the Management Board from the activity of the Capital Group for the financial year 2005;
2. consolidated financial statement of the Capital Group for the period from 1 January 2005 till 31 December 2005, covering the following items verified by a certified auditor:
   - consolidated balance-sheet as on 31 December 2005, showing the amount of 33,404,309,962.47 PLN both on the side of assets and on the side of liabilities (in words: thirty three milliard four hundred four million three hundred nine thousand nine hundred and sixty two zlotys, forty seven grosz);
   - consolidated profit and loss account for the period from 1 January 2005 till 31 December 2005, showing the total profit of parent company shareholders in the amount of 4,585,131,517.91 PLN (in words: four milliard five hundred eighty five million one hundred thirty one thousand five hundred and seventeen zlotys ninety one grosz);
   - additional information including the introduction to the consolidated financial statement and additional notes and explanations;
   - statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2005 by the amount of 5,681,675,910.47 PLN (in words: five milliard six hundred eighty one million six hundred seventy five thousand nine hundred and ten zlotys, forty seven grosz);
   - consolidated cash flow account, showing the increase of net cash by the amount of 396,280,238.20 PLN (in words: three hundred ninety six million two hundred eighty thousand two hundred and thirty eight zlotys, twenty grosz).

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 2006

regarding the distribution of profit for the financial year 2005 and the fixing of the day of dividend and the date of its payment

§ 1

Pursuant to Art. 395 § 2 pt 2 of the Code of Commercial Companies and Art. 2 of the Code of Commercial Companies and Art. 89 of the Civil Code and § 7 par. 7 pt 3 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after consideration of the motion of the Management Board and the evaluation of the Supervisory Board, decides to distribute the profit for the year 2005 and the undistributed profit from previous years, resulting from changes adopted in the rules of accountancy, in the following manner:

1. The profit for the year 2005, in the amount of 2,527,214,367.72 PLN (two milliard five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz) is distributed as follows:

   - the amount of 597,523,593.22 PLN is appropriated for spare capital (five hundred ninety seven million five hundred twenty three thousand five hundred and ninety three zlotys, twenty two grosz);
   - the amount of 1,924,690,774.50 PLN is appropriated for dividend for shareholders (one milliard nine hundred twenty four million six hundred ninety thousand seven hundred and seventy four zlotys, fifty grosz);
   - the amount of 5,000,000.00 PLN is appropriated for the Company Social Benefit Fund (in words: five million zlotys);

   The above specified distribution of profit will be made on condition that PKN ORLEN S.A. finally terminates its participation in the tender for the purchase of shares of Mazeikiu Nafta by 31 March 2007 in such a way that it will not purchase the shares of Mazeikiu Nafta or the right to purchase them.

2. If PKN ORLEN S.A. purchases the shares of Mazeikiu Nafta or the right to purchase them by 31 March 2007, or PKN ORLEN S.A. continues its participation in the tender for the purchase of shares of Mazeikiu Nafta on that day, the profit for the year 2005 in the amount of 2,527,214,367.72 PLN (two milliard five hundred twenty

seven million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz) will be distributed as follows:

- the amount of 2,522,214,367.72 PLN is appropriated for spare capital (two milliard five hundred twenty two million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz);
- the amount of 5,000,000.00 PLN is appropriated for the Company Social Benefit Fund (in words: five million zlotys);

3. The undistributed profit from previous years resulting from changes adopted in the rules of accountancy (in accordance with Resolution no. 3 of the Extraordinary General Meeting of Polski Koncern Naftowy PKN ORLEN S.A. dated 30 December 2004) in the amount of 858,231,159.18 PLN (eight hundred fifty eight million two hundred thirty one thousand one hundred and fifty nine zlotys, eighteen grosz) is appropriated for the spare capital.

§ 2

Pursuant to Art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. fixes the day of dividend at 1 August 2006 and the date of payment of dividend at 4 May 2007.

§ 3

In the case of fulfilment of the condition referred to in § 1 pt 1, i.e. final termination of participation of PKN ORLEN S.A. in the tender for purchase of shares of Mazeikiu Nafta by 31 March 2007 in such a way that PKN ORLEN S.A. will not purchase the shares of Mazeikiu Nafta or the right to purchase them, the Management Board of the Company is obliged to notify shareholders about this fact by making the relevant statement, which will be published in the form of a current report.

§ 4

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Igor Adam Chalupec in the financial year 2005, in connection with the function of the President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wojciech Andrzej Heydel in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Cezary Krzysztof Smorszczewski in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jan Maciejewicz in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Andrzej Ernest Macenowicz in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 29 June 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Janusz Wiśniewski in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 29 June 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Paweł Henryk Szymański in the financial year 2005, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Dariusz Witkowski in the financial year 2005, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jacek Adam Bartkiewicz in the financial year 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Maciej Gierej in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Michał Stępniewski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 14 November 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Raimondo Eggink in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by the late Mr. Krzysztof Aleksy Lis in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 January 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Ms Małgorzata Okońska-Zaremba in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by her during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Piotr Mariusz Osiecki in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 14 October 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Ireneusz Wesołowski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Józef Żyndul in the financial year 2005, in connection with the function of the Vice-Chairman of the Supervisory Board held by him during the period from 1 January 2005 till 30 March 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Andrzej Marian Olechowski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 29 June 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ……….. votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Bogusław Sęk in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 29 June 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Józef Obłoj in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 14 October 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Maciej Pawłowicz in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 December 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the lease-out of property belonging to the Dispatch Plant constituting an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant

§ 1

Pursuant to Art. 393 pt 3 of the Code of Commercial Companies and § 7 par. 7 pt 7 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. agrees to the lease-out of property belonging to the Dispatch Plant constituting an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant, according to the rules proposed below.

§2

1. The lease of assets of the Dispatch Plant will be based on the lease rent calculated according to the tax amortisation increased by real property tax, perpetual usufruct fees and insurance.
2. The disposal of movable assets and intangible and legal assets of the Dispatch Plant will be carried out according to the market value assessed by an authorised expert.
3. Real property assets will not be subject to disposal.

§ 3

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 2 par. 2 pt 18 with the text:

" production and exploration of crude oil"

shall read as follows:

"production of, exploration and searching for, crude oil, including operating services connected with the exploitation of crude oil deposits"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 pt 19 with the text:

"production and exploration of natural gas"

shall read as follows:

"production of, exploration and searching for, natural gas, including operating services connected with the exploitation of natural gas deposits"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 after pt 26 further points are added, which shall read as follows:

"27. operating in telecommunication and tele-information and advisory services in that area, including operating in land-line telecommunication, telegraphy, mobile telecommunication, data transmitting.

28. operating in informatics, including software editorial services, software editorial services in the other operations connected with data bases and data processing, hardware advisory, conservation and repair of office machines, accounting machines and hardware.

29. recruitment and employee leasing, and economic activity operating and management advisory services"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 5 with the text:

"At least two members of the Supervisory Board have to comply with the following provisions:

1. he/she is not an employee of the Company or the Affiliated Entity;
2. he/she is not a member of the supervisory or management authorities of the Affiliated Entity;
3. he/she is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
4. he/she is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
5. he/she is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Above mentioned provisions must be fulfilled during whole period of the mandate. Any member who did not comply or stopped complying with the above provisions should be immediately recalled.

In the respect to these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.

In the respect to these Articles of Association an entity is „Dependent Company" towards another entity (Dominant Entity) if Dominant Entity:

a) has a majority votes in authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or
b) is entitled to appoint or recall majority of members of other entity (Dependent Entity) management authorities, or
c) more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in dependence relation towards Dominant Entity towards the Company.

Statements in this article came into effect on the day of the General Meeting of Shareholders approval of the Company's financial statement for year 1999."

shall read as follows:

"At least two members of the Supervisory Board have to comply with the following provisions (so-called independent members of the Supervisory Board):

1. he/she is not an employee of the Company or the Affiliated Entity;
2. he/she is not a member of the supervisory or management authorities of the Affiliated Entity;
3. he/she is not a shareholder having 5% or more votes on the Company's General Meeting or the Affiliated Entity's general meeting;
4. he/she is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting or the Affiliated Entity's general meeting;
5. he/she is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Independent members of the Supervisory Board submit to the Company, before they are appointed to the Supervisory Board, a written declaration that they comply with the above mentioned provisions.

In case the above mentioned provisions are not fulfilled by the member of Supervisory Board, he/she is obliged to inform immediately the Company about that fact. The Company informs its Shareholders about the current number of independent members of the Supervisory Board.

In case the number of independent members of the Supervisory Board amounts to less than two, the Management Board of the Company is obliged to convene immediately the General Meeting and place on the agenda of that General Meeting the point regarding the changes to the composition of the Supervisory Board. Until the changes to the composition of the Supervisory Board regarding the adjustment of the number of independent members of the Supervisory Board to the requirements of the Articles of Association are made, the Supervisory Board act in the so far composition and statements of Article 8 item 9a of these Articles of Association are not applied.

In respect to these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, a Dependent Entity towards the Company, or a Dependent Entity towards the Company's Dominant Entity.

In respect to these Articles of Association an entity is a „Dependent Company" towards another entity ("Dominant Entity") if the Dominant Entity:

a) has a majority votes in the authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or
b) is entitled to appoint or recall a majority of members of the other entity's (Dependent Entity) management authorities, or
c) more than half of the members of the management board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in a relationship of dependence.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in a dependence relation towards Dominant Entity towards the Company.

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 9a with the text:

"Passing resolution regarding:

a) any contribution to members of the management board provided by the Company or any related entities,
b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company requires the assent of at least half of the independent members of the Supervisory Board as mentioned in § 8 item 5."

shall read as follows:

"Passing resolution regarding:

a) any contribution to members of the management board provided by the Company or any related entities,
b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company requires the assent of at least half of the independent members of the Supervisory Board with the restriction to the provisions of § 8 item 5."

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 12 pt 4 a) with the text:

> " a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans."

shall read as follows:

> " a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to the turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual financial plans "

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

after § 9, § 9a is added, with the title "Observers" and the text:

„1. Until the Minister responsible for the issues of the State Treasury or another Minister executes the rights over PKN ORLEN S.A. shares, held by the State Treasury, the responsible Minister can appoint to the Company one or two Observers.

2. Detailed rules of Observers acting are described in the Constitution of the General Meeting, Constitution of the Supervisory Board and Constitution of the Management Board"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding authorisation to establish the unified text of the Company Articles of Association

§ 1

Pursuant to Art. 430 § 5 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. authorises the Supervisory Board to establish the unified text of the amended Articles of Association of Polski Koncern Naftowy ORLEN S.A.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the opinion of the Company about the use of Corporate Governance Principles

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after becoming familiar with the opinion of the Supervisory Board, accepts the opinion of the Company about the Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading and, therefore, changes its opinion expressed in the Resolution no. 55 of the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 29 June 2005.

The detailed content of the Corporate Governance Principles and the opinion of the Company about the use of these principles is included in the appendix to this Resolution.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

Appendix to Resolution No ..... OGM as of June 27th, 2006

	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
	GENERAL PRINCIPLES		
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	Yes	*In accordance with §2 item 3 of the Constitution of the Management Board the Management Board's principal objective is to realize the Company's interests, which are understood as building the value of its assets entrusted by its shareholders, with due respect for the rights and interests of parties other than shareholders, who are also engaged in the performance of the Company, especially the Company's creditors and employees.*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	Yes	*The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation, hence PKN ORLEN fully abides by the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association.*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority	Yes	*Members of the Company's bodies and the Company's employees exercise their rights and perform their obligations in good faith and with utmost care, within the limits set by law, their objective being to achieve the economic goals for which the Company was established. The Company's employees have drawn up a code of conduct which is observed in everyday work. Neither the members of the Company's bodies nor the Company's employees engage in any actions*

	should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.		*which could result in a conflict of interests.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The Company's bodies and the persons chairing General Meetings act in accordance with their respective scopes of competence and in a manner defined in the applicable laws, and refrain from deciding on issues which should be submitted for resolution to courts.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition. In particular, the Company ensures that the auditing services and the advisory services it uses are provided by separate entities, and the expert auditor is selected ~~by the Supervisory Board. In accordance with the~~ Company's internal procedure, making the additional orders for the expert auditor requires the acceptance of the Supervisory Board Audit Committee. That internal procedure enumerates the types of services that can be additionally ordered to the expert auditor.*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Meetings of PKN ORLEN are held in the Company's registered offices in Płock, but in accordance with the Company's Articles of Association they may also be held in Warsaw. Courses of the General Meetings of PKN ORLEN and thematic conferences are broadcasted via internet, allowing the participation of all interested persons in the Company's events*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a	**Yes**	*Accepting the general idea and the assumptions behind this principle, the Company implemented the appropriate provisions in §1 item 4 and item 5 of the Constitution of the General Meeting.*

	justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.		
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on the date requested by a shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	*The Company implemented the appropriate provisions in §1 item 6 of the Constitution of the General Meeting. Should a necessity to cancel a General Meeting occur in the future and be justified by exceptional circumstances, the Management Board will take steps to minimize the negative consequences of the cancellation for the shareholders.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a relevant register presented to the Company – are authorised to do so. The appropriate provisions in that issue are included in §7 item 2 point c) of the Constitution of the General Meeting.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the	**Yes**	*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the Company's Articles of Association and Constitution of the General Meeting. The Constitution of the General Meeting contain provisions concerning election of members of the Supervisory Board. §14a item 1 of the*

	changes enter into force as of the subsequent General Meeting.		*Constitution of the General Meeting says that upon a motion of shareholders representing at least one fifth of the equity, the Members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups (group voting). Additionally §14a determines in details the rules of electing the Supervisory Board Members in group voting.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*in accordance with the Constitution of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the Constitution of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*The Constitution of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Constitution of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	*In accordance with §4 item 3 of the Constitution of the General Meeting the person opening the General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board Member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting.* *The Company will ensure that General Meetings whose agendas include financial matters, in particular approval of financial statements of the Company or its Group, are attended by an auditor prepared to provide explanations or information concerning its audit and opinion.*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement	**Yes**	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within*

	of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.		*their powers, with information and explanations connected with the issues under consideration.*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*In accordance with the Constitution of the General Meeting the Chairman may order a break, however such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in nature.*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*Accepting the general idea and the assumptions behind this principle, the Company introduced to The Constitution of the General Meeting in §12 item 1a appropriate provisions in this issue. At the same time §12 item 2 of the Constitution of the General Meeting says that proposals concerning the progress of the Meeting and voting are understood and considered as proposals regarding matters of routine, and this include in particular:* *a) limitations, adjournment of discussion* *b) closure of discussion* *c) setting limits on speeches* *d) manner of running the Meeting* *e) ordering breaks during the Meeting* *f) order of covering points in the agenda* *g) order of passing proposals*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General	**Yes**	*The Company implemented in §7 item 9a of the Company's Articles of Association a provision saying that the resolution regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with restriction that the shareholders present at the*

	Meeting.		*General Meeting who put a motion to include such an issue on the agenda, previously gave approval for its removing or decided not to consider that issue.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Constitution of the General Meeting as currently in force guarantee to its participants a possibility to present the reasons for their objection with respect to an adopted resolution.*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*In accordance with §10 item 7 of the Constitution of the General Meeting the text of the resolutions should be formulated in such a way that any entitled person who does not agree with the main substance of the matter in the resolution has the possibility to appeal against the resolution.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed issues, and to have those statements included in the minutes at their request.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*In accordance with §2 item 5 of the Constitution of the Supervisory Board, intending to ensure the possibility of accurate evaluation of the Company by the shareholders, and accepting the general idea and the assumptions behind this principle, each year, the Supervisory Board submits to the General Meeting a concise evaluation of the Company's standing. The evaluation should be made available to the Company's shareholders within such a period of time which would allow them to become acquainted with it before the Ordinary General Meeting.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to	**Yes**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these*

	allow an educated choice.		*persons to perform this responsible function by the General Meeting.*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company1; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and • appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.	**No**	*§8 item 5 of the Company's Articles of Association specifies detailed independence criteria for members of the Supervisory Board, that at least two members of the Supervisory Board have to comply with.* *Additionally in accordance with §8 item 9a of the Company's Articles of Association passing resolution regarding:* *a) any contribution to members of the management board provided by the Company or any related entities,* *b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,* *c) choosing an auditor to review the financial statements of the Company* *requires the assent of at least half of the independent members of the Supervisory Board as mentioned in § 8 item 5.*
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	*When performing their duties, members of the Supervisory Board act with a view to increasing the Company's value in the interest of all the shareholders.* *In accordance with §2 item 3 of the Constitution of the Supervisory Board the member of the Supervisory*

1 The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

			Board while performing his/her duties, first and foremost, should take into the consideration the interest of the Company.
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. In addition, permanent Committees have been established within the Supervisory Board, to constantly monitor specific areas of the Company's operations.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*In accordance with §25 of the Constitution of Supervisory Board a Supervisory Board member shall inform the remaining members of the Supervisory Board of any conflict of interests as well as should refrain from participating in discussions and cast the "abstain" vote in case of voting over the resolution on the issue in which the conflict of interests has arisen. The violation of provisions of the previous sentence does not cause invalidity of the Supervisory Board resolution. In case of doubts whether the conflict of interests exists or not, the matter is solved by the Supervisory Board in a manner of the resolution.*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*In accordance with §5 item 4 of the Constitution of the Supervisory Board the Supervisory Board member informs the Company's Management Board on his personal, actual and organisational connections with a Shareholder possessing more than 5% of a total number of votes, in particular with a majority Shareholder. Each information on the above mentioned connections should be made available to public in accordance with the Company's internal procedure.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*In accordance with §22 item 1 of the Constitution of the Supervisory Board the Management Board members are entitled to take part in the Supervisory Board meetings with the exception when matters regarding directly the Management Board or its*

			members, in particular their recalling, responsibilities or remuneration are discussed.
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accordance with §5 item 5 of the Constitution of the Supervisory Board each member of the Supervisory Board, according to the internal procedures, takes action that would enable the Management Board to present publicly and in an appropriate manner information on a disposal or acquisition of the Company's shares or shares of its dominant entity or subsidiary, and on transactions with such companies provided that such information is relevant for his financial standing.*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member is disclosed in the Company's annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.	**Yes**	*The Constitution of the Supervisory Board is available to the public in the Company's website. In accordance with §11 item 2 of the Constitution of the Supervisory Board the following permanent Committees shall operate within the Supervisory Board: Audit Committee, Strategy and Development Committee, Nomination and Remuneration Committee, Corporate Governance Committee.* *The Constitution of the Supervisory Board determines the rules of selecting, acting and tasks of the committees in details. In accordance with §12 item 3 the Audit Committee shall be composed of at least two independent members and at least one having qualifications and experience in accountancy and finance.*
29	The agenda of a Supervisory Board meeting should not be	**Yes**	*In accordance with §27 of the Constitution of the*

	amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.		*Supervisory Board the agenda of the Supervisory Board meeting specified in the notifications of convening the meeting shall not be amended during the meeting which it concerns. This provisions shall not apply if all members of the Supervisory Board participate in the meeting and all of them agree to proposed amendment. The other reasons for amending the agenda are included in §27 item 4 of the Constitution of the Supervisory Board.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In accordance with §9 item 4 of the Constitution of the Supervisory Board if a Supervisory Board member delegated by the group of shareholders to individually perform supervision tasks shall present the Supervisory Board with a detailed written report on the performance of his/her tasks in time that would enable the Supervisory Board to prepare and approve the Supervisory Board report on its activities for the financial year when such individual supervision was performed.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Implementation of that rule is confirmed in §5 item 3 of the Constitution of the Supervisory Board. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of resolutions.*
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of Association, strategic long-term plans are submitted for approval by the Supervisory Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable	**Yes**	*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.*

	opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.		
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*In accordance with §7 item 2 of the Constitution of the Management Board when conducting transactions with shareholders or other persons whose interests affect the Company's interest, the Management Board and the Members of the Management Board are obliged to take particular care to ensure these transactions are conducted under market conditions.*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*In accordance with §3 item 4 of the Constitution of the Management Board a member of the Management Board is bound to demonstrate his / her full loyalty towards the Company and avoid from undertaking any actions from which he / she could personally derive material benefit. In the event of receiving the information about an investment possibility or other favourable transaction regarding the Company's scope of business, a member of the Board should immediately present such information to the Management Board for the purpose of considering the possibility of the Company taking advantage of it. Such information may be used by the management Board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe the Company's interests.*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	**Yes**	*Members of the Management Board who hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. In accordance with §3 item 7 of the Constitution of the Management Board the members of the Management Board are bound to inform the*

			Supervisory Board of any conflict of interest in connection with the performed functions or of the possibility of arising such conflict of interests.
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**Yes**	*The Nomination and Remuneration Committee's tasks are to support achieving the Company's strategic goals by giving to the Supervisory Board opinions and conclusions regarding the shape of the management structure, including organisational matters, issues on remuneration policy and selection of personnel matching the qualifications necessary to build the Company's success. In particular, the Committee's tasks are the following:* *(a) initiating and giving opinions on solutions regarding the nomination (election) system of the Management Board members,* *(b) giving opinions on submitted by the Management Board solutions regarding the Company's management system, aiming at ensuring effectiveness, cohesion and safety of management of the Company,* *(c) periodic reviewing and giving recommendations on setting rules for the incentive scheme for the Management Board members and senior management, in compliance with the Company's interests,* *(d) periodic reviewing of remuneration system of the Management Board members and senior management reporting directly to the Management Board members, including managerial contracts and incentives schemes; submitting to the Supervisory Board suggestions on policy concerning managerial contracts and incentives schemes in the context of execution of the Company's strategic goals,* *(e) presenting to the Supervisory Board opinions regarding justifications for granting pay against implementation of the Company's particular assignments and objectives,* *(f) assessing the Company's human resources management system.*
39	The aggregate remuneration of all members of the	**Yes**	*The aggregate remuneration of all members of the*

	Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.		*Management Board, as well as individual remuneration of each member of the Management Board, is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Constitution of the Management Board defines the Management Board's organisation of, the manner in which the Company's issues are to be conducted and the principles upon which the Management Board passes resolutions. The Constitution of the Management Board is available to the public on the Company's website.*
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS			
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	*Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board. In accordance with §24 item 10 of the Constitution of the Supervisory Board the Supervisory Board shall select the entity acting as the authorised auditor after taking into account the Audit Committee's recommendations.*
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act	**Yes**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as*

	as a special purpose auditor for the same company.		*special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Company guarantees full disclosure and availability of all the information which is material for the shareholders, unless the disclosure of such information would be contrary to the Company's interest. The main Company's internal regulations, financial statements, published announcements are available at the Company's headquarters and on its website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable and coherent information about the Company.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	**Yes**	*From the time of publication of this statement on the compliance with the corporate governance principles, the Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.*

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments of the Regulations of the General Meeting of the Company and the establishment of the unified text of amended Regulations

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendments to the Regulations of the General Meeting of the Company:

1) in § 9 paragraph 5 of the following wording is added:
   "The Observer nominated by the minister competent for the matters of the State Treasury has the right to participate in the General Meeting."
2) § 14 with the following text:
   "1. Before starting the election to the Supervisory Board, the General Meeting establishes in each case the number of members of the Supervisory Board at the request of the Chairman, including the number of members who fulfil the requirements set forth in § 8 par. 5 of the Articles of Association. The General Meeting elects all members of the Supervisory Board, excluding the member appointed by the State Treasury.
   2. The election to the Supervisory Board starts from the election of the Chairman of the Supervisory Board, and then members of the Supervisory Board fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association and the remaining members are elected.
   3. Candidatures for the Chairman and other members of the Supervisory Board can be submitted by each member of the General Meeting. Candidatures for the Chairman and for members of the Supervisory Board are submitted to the protocol together with their brief justification. Candidatures for members fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association are submitted together with a written statement of the candidate that he fulfils the requirements set forth in § 8 par. 5 of the Articles of Association.
   4. Submitted candidatures are entered into three separate lists of candidates: for the Chairman of the Supervisory Board, for members fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association and for other members of the Supervisory Board. The candidate is entered into the list after submission of his written consent to his own candidature to the Chairman or after his oral statement entered into the protocol that he agrees to be a candidate and that he fulfils the conditions specified in Art. 18 of the Code of Commercial Companies.

5. Lists of submitted candidatures for members of the Supervisory Board are prepared by the Chairman in alphabetical order.
6. The election to the Supervisory Board is held by way of secret ballot in alphabetical order, where votes are cast separately for each candidate within each list of candidates.
7. The candidate who received the biggest number of votes "in favour of" from among candidates for the Chairman is elected as Chairman of the Supervisory Board. The candidates who received successively the biggest number of votes "in favour of" within lists referred to in par. 4 of this article and within the number of members of the Supervisory Board established according to par. 1 of this article are elected as members of the Supervisory Board. Resolutions regarding the choice of the Chairman and other members of the Supervisory Board are adopted by an absolute majority of votes.
8. If the candidates qualified to the Supervisory Board received an equal number of votes, or did not receive the required absolute majority of votes, the Chairman orders a supplementary voting. In such case, the person who received the biggest number of votes "in favour of" while meeting the requirement of the absolute majority of votes is considered elected.

shall read as follows:

"1. Before starting the election to the Supervisory Board, the General Meeting establishes in each case the number of members of the Board at the request of the Chairman. The General Meeting elects all members of the Supervisory Board, excluding the member appointed by the State Treasury.
2. The election to the Supervisory Board starts from the election of the Chairman of the Supervisory Board, and then the remaining members of the Supervisory Board.
3. Candidatures for the Chairman and other members of the Supervisory Board can be submitted by each member of the General Meeting. Candidatures for the Chairman and for members of the Supervisory Board are submitted to the protocol together with their brief justification. In addition, a written statement of the candidate for the member of the Supervisory Board is attached, in which he agrees to be a candidate for the member of the Supervisory Board, together with the information whether he fulfils the requirements set forth specifically in Art. 18 of the Code of Commercial Companies. Candidatures for members fulfilling the criteria set forth in § 8 par. 5 of the Articles of Association are submitted together with a written statement of the candidate that he fulfils the criteria set forth in § 8 par. 5 of the Articles of Association and in Art. 18 of the Code of Commercial Companies. The statement form for candidates for members of the Supervisory Board is available in the Office of the Management Board of the Company and on web sites of the Company.
4. Lists of submitted candidatures for members of the Supervisory Board are prepared by the Chairman in alphabetical order.

5. The election to the Supervisory Board is held by way of secret ballot in alphabetical order, where votes are cast separately for each candidate.
6. The candidate who received the biggest number of votes “in favour of” from among candidates for the Chairman is elected as Chairman of the Supervisory Board. The candidates who received successively the biggest number of votes “in favour of” within the number of members of the Supervisory Board established according to par. 1 of this article are elected as members of the Supervisory Board. Resolutions regarding the choice of the Chairman and other members of the Supervisory Board are adopted by an absolute majority of votes.
7. If the candidates qualified to the Supervisory Board received an equal number of votes, or did not receive the required absolute majority of votes, the Chairman orders a supplementary voting. In such case, the person who received the biggest number of votes “in favour of” while meeting the requirement of the absolute majority of votes is considered elected.
8. Upon completion of the procedure of election of members of the Supervisory Board, the Chairman of the General Meeting informs shareholders about the number of members of the Supervisory Board fulfilling the criteria referred to in § 8 par. 5 of the Company Articles of Association."

§ 2

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the unified text of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A. in the wording specified in the appendix to this Resolution.

§ 3

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

Appendix to Resolution No ..... OGM as of June 27th, 2006

REGULATIONS OF THE GENERAL MEETING OF PKN ORLEN S.A.

§1
[Introduction]

1. The General Meeting shall be called and arranged following procedure and terms specified in the Code of Commercial Companies and in the Company Articles of Association.

2. The General Meeting shall be held in compliance with the provisions of the Code of Commercial Companies, the Law on Public Trade in Securities, Company Articles of Association and these here Regulations.

3. The Management Board shall perform actions related to servicing the General Meeting, with an option to commission such actions with a unit specialised in such services. Such commission may in particular relate to arrange voting and counting the votes with computerised devices.

4. Any request submitted by authorised units to call the General Meeting and to place specific issues on its agenda shall be duly justified.

5. Draft resolutions proposed for adoption by the General Meeting and other important documents should be presented to the Shareholders prior to the General Meeting, supported by a justification and opinion of the Supervisory Board, at a time enabling the shareholders to get acquainted with such documents and to evaluate them.

6. A General Meeting with an agenda including specific issues placed there on request of authorised entities, or called following such request, may be cancelled only with the consent of the requesting parties. In other instances, the General Meeting may be cancelled if it cannot be held due to extraordinary obstacles or when it is clearly of no substance. The General Meeting is cancelled and possibly postponed following the procedure used for its calling, in a manner resulting in the least possible negative effects for the Company and Shareholders. The General Meeting may be called and postponed not later than in three weeks before its originally scheduled date.

§2

[Definitions]

Terms used in these Regulations shall be understood in the following manner:

1. The Deposit Bank – a deposit bank which has issued Deposit Bills pursuant to a Deposit Agreement executed with the Company;
2. Deposit Bills - deposit bills issued by the Deposit Bank in connection with Company shares;
3. The Law on Public Trade in Securities – Act of August 21st, 1997 – The Law on Public Trade in Securities (Journal of Law No 118, item 754 with subsequent amendments);
4. The Chairman – the Chairman of the General Meeting;
5. The Supervisory Board – the Board of Supervision of the Company;
6. Regulations – these here Regulations adopted by a Resolution of the General Meeting;
7. The Articles of Association – the Company Articles of Association;
8. The General Meeting – the General Meeting of Polish Petroleum Concern ORLEN S.A
9. Participant in the General Meeting – a shareholder authorised to participate in the General Meeting or his/her representative
10. The Management Board – the Management Board of the Company.

§3

[The List of Shareholders]

1. The List of Shareholders authorised to participate in the General Meeting shall be made and executed by the Management Board.
2. Such List shall include:
   a. names and surnames or companies (company names) of shareholders authorised to participate in the General Meeting,
   b. their places of residence or registered seats; individuals may specify their address for correspondence instead of their address of residence.
   c. the number and type of shares and the number of votes pursuant to them.
3. While making the list of points 1 and 2, the Management Board shall take into account restrictions of the right of vote specified in § 7 point 11 of the Company Articles of Association.

4. A Shareholder who at the same time holds Deposit Bills is entitled to avail of his right of vote pertaining only to the shares which, when added to the shares possibly resulting from the exchange of Deposit Bills on which he instructed the Deposit Bank re voting, would entitle him to exercise an aggregate number of votes not exceeding 10% of total number of votes.

5. A holder of Deposit Bills who is at the same time a Shareholders and who instructed the Deposit Bank re voting pursuant to the Deposit Bills which when exchanged into shares would entitle him to exercise at least 10% of the total number of votes shall not be entitled to exercise at the General Meeting his right of vote pertaining to the shares registered with him.

6. The exercise of the right of vote by a subsidiary shall be considered as the exercise of the right of vote by the dominating entity as envisaged by the Law on Public Trade in Securities.

7. If the Management Board justifiably suspects that the right of vote of a shareholder should be limited due to an infringement of Art. 147, 149 or 150 of the Law on Public Trade in Securities or due to the failure to disclose the dependency or domination relationship between shareholders, the Management Board should undertake actions aiming to explain the issue, while notifying on it the shareholders concerned; the Management Board may also submit the case to competent organs of administration or the court in order to establish the number of votes to which a shareholder or shareholders are entitled.

8. The list of shareholders shall be displayed in the offices of the Management Board for three business days directly preceding the day on which the General Meeting is scheduled, between 8 a.m. and 3 p.m. and in the site where the General Meeting is to be held, throughout its meeting.

§4

[Opening of the General Meeting]

1. The General Meeting shall be opened by the President of the Supervisory Board or his deputy and in case of their absence, the President of the Management Board or a person appointed by the Management Board.

2. The person opening the General Meeting is entitled to make all order-related decisions indispensable for the commencement of the meeting.

3. The person opening the General Meeting shall inform the participants about presence of a Notary Public to take minutes of the General Meeting. In addition to that, the person opening the General Meeting shall inform of the absence of a Member of the Management Board or Supervisory Board at the General Meeting giving reasons for

the absence, if such information has been delivered to the person opening the General Meeting.

4. The person opening the General Meeting shall immediately have the Chairman of the Meeting elected, while refraining from providing any solutions related to formal issues or the subject matter.

§5

[Election of the Chairman]

1. The Chairman shall be elected from among persons present at the General Meeting.

2. Each participant in the General Meeting is entitled to have entered into the minutes one candidate for the position of the Chairman. Persons entered in the minutes shall be recorded on a list of candidates, subject to their consent.

3. The Chairman shall be elected in secret ballot by voting for each candidate separately, in alphabetic order. The person who collects the highest number of votes for shall be elected Chairman, provided that the Resolution on electing the Chairman is passed with the absolute majority of votes.

4. The Person opening the General Meeting shall ensure that the voting procedure is correct, shall announce results of the vote and shall hand over the chairmanship of the Meeting to the newly elected Chairman.

§6

[Competences of the Chairman]

1. Chairman of the General Meeting chairs it pursuant to the agreed agenda and in compliance with the provisions of these Regulations. The Chairman shall ensure effective course of the debate and respect for the rights and interests of all shareholders. The Chairman should in particular oppose any abuse of rights by participants in the General Meeting and should ensure that rights of minority shareholders are duly respected.

2. Obligations of the Chairman of the General Meeting shall in particular include:

   a. ensuring efficient and correct course of the debate and vote,
   b. ensuring that the debate pertains to the subject matter,
   c. giving the floor to speakers,
   d. ordering the vote, ensuring that it proceeds duly, executing all documents concerning the results of vote and announcing results of vote,
   e. ordering a break in the debate; ordering such a break cannot aim at making it difficult for shareholders to exercise their rights,
   f. issuing appropriate order-ensuring decisions in the meeting room,

g. ensuring that the agenda is completed,
h. solving doubts concerning the regulations.

3. If necessary, the Chairman may appoint Secretary of the General Meeting from among participants in the General Meeting. The Secretary shall assist the Chairman in performing his obligations.

4. The Chairman shall execute the minutes of the General Meeting immediately after such minutes are made by the Notary Public.

5. The Chairman may resign from his function only for material reasons.

§7

[Making the List of Attendance]

1. Chairman of the General Meeting, immediately after the election, shall execute the list of attendance which is a list of participants in the General Meeting specifying the number of shares owned by every participant and the number of votes they can exercise

2. While making the list of attendance, it is necessary to:

   a. check whether a shareholder is entitled to participate in the General Meeting,
   b. check the identity of the shareholder or his representative using his/her ID card, passport or some other credible document,
   c. check correctness of the powers of attorney or other powers to represent the shareholders at the General Meeting; it shall be assumed that documents confirming in writing the right to represent the shareholder at the General Meeting stand in compliance with the law and do not require confirmation, unless their authenticity or validity gives rise to doubts of the Management Board or the Chairman of the General Meeting.
   d. obtain signature of shareholders or their representatives at the list of attendances,
   e. give to shareholders or their representatives an appropriate magnetic card for voting or any other document used to vote.

3. Appeals concerning the right to participate in the General Meeting shall be directed to its Chairman.

4. Upon request of shareholders holding one tenth (1/10) of basic capital represented at the General Meeting, the list of attendance shall be verified by a committee appointed for the purpose, composed of at least three persons. Applicants are entitled to appoint one member of the committee.

5. Every participant in the General Meeting is entitled to have one candidate recorded in the minutes. Proposed candidates shall be recorded on the list of candidates subject to their consent.

6. The ballot shall be secret and carried separately on each candidate, in alphabetic order. The candidates who receive the highest number of votes for shall be considered appointed, provided that the Resolution on the appointment is passed with the absolute majority of votes.

7. The list of attendance shall be displayed throughout the whole General Meeting until its closure. Persons making the list of attendance are obliged to record on it any changes in the composition as well as number of represented shares before every ballot.

8. After signing the list of attendance, the Chairman shall confirm that the General Meeting is called duly and correctly and is able to undertake resolutions, then he shall present the agenda and order the election of the Tellers Committee.

§8

[Election of the Tellers Committee and its Obligations]

1. The Tellers Committee shall be composed of three persons elected by the General Meeting.

1a. Candidates for the Tellers Committee are appointed by the Chairman of the General Meeting. The ballot on the candidates is carried *en bloc* as secret ballot. The Resolution on the election must be passed with absolute majority of votes. Upon request of any participant in the General Meeting, the election of the Tellers Committee shall follow the procedure specified below.

2. Every participant in the General Meeting is entitled to have one candidate recorded in the minutes. Proposed candidates shall be recorded on the list of candidates subject to their consent.

3. The ballot shall be secret and carried separately on each candidate, in alphabetic order. The candidates who receive the highest number of votes for shall be considered appointed, provided that the Resolution on the appointment is passed with the absolute majority of votes.

4. Tasks of the Tellers Committee include ensuring the correctness of the voting procedure, tallying the votes and announcing ballot results to the Chairman.

5. If the voting procedure is deemed incorrect, the Tellers Committee is obliged to notify the Chairman on the fact forthwith, providing at the same time its recommendations concerning further actions.

6. Documents with results of each ballot shall be signed by all members of the Tellers Committee and the Chairman.

7. Provisions concerning the election of the Tellers Committee shall enter in force as of the General Meeting following the General Meeting which will have passed these here Regulations.

§9

[Participation in the debate of Members of the Management Board and Supervisory Board and other persons]

1. Members of the Management Board and Supervisory Board are entitled to participate in the General Meeting without invitation even if they are not shareholders. Members of the Management Board and Supervisory Board whose mandates expired before the day of the General Meeting and who performed their functions in trade year for which the Ordinary General Meeting is to pass a report of the Managing Board and the financial report are entitled to participate in the General Meeting.

2. Other persons invited by the organ calling the General Meeting or invited to the debates by the Chairman, in particular being chartered accountants, legal and financial advisors or employees of the Company, are also entitled to participate in the General Meeting.

3. The Management Board is obliged to ensure that an independent expert on commercial law issues is present at every General Meeting.

4. Members of the Management Board and Supervisory Board and the chartered accountant shall, within the scope of their competence and within the range of issues discussed at the General Meeting, provide to participants in the General Meeting explanations and information on the Company. Questions by participants in the General Meeting shall be answered while taking into account the fact that the company meets its obligations concerning information in a manner pursuant to the Law on public trade in securities, and no series of information can be provided in a manner other than pursuant to the law referred herein.

5. The General Meeting may be attended by an Observer appointed by a Minister appropriate for the issues of State Treasury.

§10

[The Course of the Debate]

1. The General Meeting may pass Resolutions on removing particular issues from the agenda or on changing the order of issues on the agenda. A Resolution on removing individual issues from the agenda shall be passed only for material and substantial reasons. Any motions on such issue shall be accompanied by detailed justification. A Resolution on removing a specific issue from the agenda may be

taken only with the consent or on the request of an entity which requested placing this particular issue on the agenda.

2. After presenting every subsequent issue on the agenda, the Chairman of the General Meeting shall open a discussion, giving the floor to debaters in order of submitting requests. With the consent of the General Meeting, a number of issues on the agenda can be discussed at the same time.

3. The Chairman can give the floor out of the established sequence to Members of the Management Board, Members of the Supervisory Board and invited experts.

4. Speeches can only be made on issues related to the agenda and being currently under consideration.

5. While considering each particular issue on the agenda, each shareholder is entitled to one 5-minute speech and 3-minute reply. The Chairman may limit the time of speeches to 3 minutes and the time of replies to 2 minutes.

6. After passing a Resolution, a shareholder objecting the Resolution is entitled to justify briefly his objection.

7. Resolution of the General Meeting shall be formulated in the manner allowing every authorised person who does not agree with the substance of the solution which constitutes the object of the Resolution, to bring the Resolution to court.

§11

[Proposed amendments]

1. Participants in the General Meeting are entitled to propose amendments and additions to draft resolutions placed on the agenda of the General Meeting , until discussion is closed on the issue on the agenda concerning draft resolution in question.

2. The proposals, supported by brief justification, shall be submitted to the Chairman in writing, separately for each draft Resolution, specifying the name and surname of person submitting the proposal.

§12

[Order-related Issues]

1. The Chairman may give the floor to participants to discus order-related issues out of the established sequence. Motions on order-related issues may be submitted by every participant in the General Meeting.

1a. Ballot on order-related issues may concern only issues related to managing the debate of the General Meeting. This procedure shall not be used for resolutions which may affect the Shareholders' execution of their rights.

2. Motions on order-related issues shall be considered motions concerning the procedure of debating and balloting, in particular concerning:

   a. restrictions, postponement of the debate,
   b. closing the debate,
   c. limiting the time for speeches,
   d. the manner of managing the debate,
   e. ordering a break in the debate,
   f. changing the order of issues on the agenda,
   g. the order of passing resolutions on the motions.

3. The Chairman shall order a vote on submitted motions concerning order-related issues.

§13

[Ballot]

Ballots shall be open, with the reservation of provisions of point 2.

2. Secret ballots shall be ordered:

   a. on elections and on motions on recalling members of Company organs or liquidators,
   b. on motions on prosecuting members of Company organs or liquidators,

   c. on personnel-related issues,
   d. even if one participant in the General Meeting requests so.

3. After closing the debate on all issues on the agenda, before taking the vote, the Chairman shall announce motions concerning the contents of Resolutions and shall establish the order of voting. The ballot shall be taken on each motion in order of their submission.

4. The ballot shall be taken with a computerised system of voting and vote tallying, which shall ensure that the number of votes submitted is equal to the number of owned shares and shall eliminate – in the instance of secret ballot – an option to identify the votes submitted by individual shareholders.

§14

[Election of the Supervisory Board]

1. Before commencing the election of the Supervisory Board, the General Meeting , upon a motion of its Chairman, shall each time determine the number of members in

the Board. The General Meeting shall elect all members of the Supervisory Board with the exception of the member appointed by the State Treasury.

2. Election to the Supervisory Board shall commence with the election of the President of the Supervisory Board and continue with the election of other members of the Supervisory Board.

3. Every participant in the General Meeting is entitled to submit candidates for the President and other Members of the Supervisory Board. Candidates for the President and other Members of the Supervisory Board shall be submitted to be recorded in the minutes and supported with brief justification. Such submission shall be also accompanied by a written statement by the candidate for the Member of the Supervisory Board expressing his consent for being a candidate for membership in the Supervisory Board including information whether he or she meets requirements determined in particular by Art. 18 of the Code of Commercial Companies. Candidates for Members meeting requirements of § 8 point 5 of the Articles of Association shall be submitted together with a written statement by the candidate expressing his or her consent for being a candidate for membership in the Supervisory Board including information that he or she meets requirements determined in § 8 point 5 of the Articles of Association and Art. 18 of the Code of Commercial Companies. A template of statements by candidates for Members of the Supervisory Board is available at the Office of the Management Board of the Company and at the Company website.

4. Lists of candidates for Members of the Supervisory Board shall be made by the Chairman, in alphabetic order.

5. Election to the Supervisory Board shall be made by secret ballot on each candidate separately, in alphabetic order.

6. The candidate for the President of the Supervisory Board who obtained the highest amount of votes for, from among all such candidates, shall be considered elected President of the Supervisory Board. The candidates for Members of the Supervisory Board who obtained in turn the highest number of votes for, within the number of Members of the Supervisory Board determined pursuant to point 1 of this provision, shall be considered as elected Members of the Supervisory Board. Resolutions on electing the President and other Members of the Supervisory Board shall be passed with the absolute majority of votes.

7. If any candidates qualified to become Members of the Supervisory Board obtain equal number of votes, or fail to obtain the required absolute majority of votes, the Chairman shall order a supplementary vote. The person who obtains the highest number of votes for, while meeting the requirement of absolute majority of votes, shall be considered elected.

8. Chairman of the General Meeting, after closing the procedure of electing Members of the Supervisory Board, shall inform the shareholders on the number of Members of the Supervisory Board meeting requirements of § 8 point 5 of the Company Statues.

§ 14 a
[Election of the Supervisory Board in Group Ballot]

1. Upon the motion by shareholders representing at least one-fifth (1/5) of basic capital, the Supervisory Board may be performed by the upcoming General Election by voting of separate groups ("group ballot").
2. The motion of point 1 shall be submitted to the Management Board in writing, at the time enabling to place the issue of electing the Supervisory Board by group ballot on the agenda of the General Meeting.
3. Before electing the Board by group ballot, the General Meeting shall determine the number of Members of the Supervisory Board..
4. Chairman of the General Meeting, before ordering group ballot, shall inform the General Meeting on the attendance, general number of shares held by shareholders attending the Meeting and the number of shares required to establish a group entitled to elect a Member of the Supervisory Board, and then orders a break in the debate to allow the establishment of groups.
5. Persons representing at the General Meeting the part of shares which results from the division of the total number of represented shares by the number of Members of the Supervisory Board, may establish a separate group in order to elect one Member of the Supervisory Board; they shall not, however, participate in electing other Members of the Board.
6. Establishment of a group consists in determining its composition and appointing a Group Chairman. A Group Chairman is not appointed if a group consists of one shareholder. After the end of the break, the Group Chairmen deliver to the Chairman of the General Meeting a written notice confirmed with signatures of Shareholders or their representatives, including:

   a) the name of the chairman of the group,

   b) membership in the group, determining the number of shares represented by each Shareholder.

   A Shareholder may change his or her decision on group membership only in relation to removing irregularities pursuant to point 7.
7. The Chairman of the General Meeting shall examine the correctness of establishing the group, and should any irregularities be discovered, particularly with respect to the membership of one shareholder in more than one group, the lack of signatures or unsatisfactory number of members in the group, he shall order an additional break to remove the said irregularities. The removal of irregularities may consist in

introducing a change, in supplementing or submitting a new statement on the establishment of a group or groups.

8. After completing this procedure, the Chairman of the General Meeting shall announce the list of groups and members in each group, as well as the voting order. The voting order shall be established by drawing lots. Groups of Shareholders representing insufficient share in basic capital shall be skipped in the announcement. The provision of the preceding sentence shall be applied accordingly to Shareholders entered in two or more groups.

   The decision of the Chairman in the above issues can be appealed against before the General Meeting.

9. By decision of the Chairman of the General Meeting and chairman of the group, if no objection is raised by any member of any of the two groups, a group voting at the given moment can be joined by another group which has not voted yet, in order to perform joint election. If, in the result of such merger, the groups are entitled to elect a higher number of Members in the Supervisory Board than resulting from their separate rights, the Chairman of the General Meeting shall inform the General Meeting on the merger of groups and shall introduce due corrections to his or her previous announcement.

10. If a Shareholder has joined more than one group and the irregularity is not removed in spite of ordering another break, or if it has been overlooked, the Shareholder may vote only in the group that submits vote as first in the voting sequence. Shares held by the Shareholder concerned are ignored while establishing the number of shares in the remaining groups joined by such Shareholder.

11. The debate and voting in particular groups is ordered by the Chairman of the General Meeting and managed by group chairmen. Debates and voting are held in the room where the General Meeting is held. All participants in the General Meeting may be present in the room, while the group chairman may submit a motion on ordering a break of up to 15minutes in order to enable confidential discussion of members of the group. Directly after opening discussion within a group, of after such break, the group may resign from voting, provided that none of its members raises an objection.

12. Activities of the group chairman, group discussion and voting shall be governed by applicable provisions and regulations concerning the function of the Chairman of the General Meeting and the debate and voting at the Meeting (the provisions concerning election to the Supervisory Board shall take precedence), with the exception that each share is equivalent to one vote for each shareholder, irrespective of any statutory privileges and restrictions.

    In the course of the discussion, a group may, by majority of votes, remove its chairman or accept his or her resignation and elect a new chairman. Chairmen of merged groups act jointly, unless one of them resigns.

13. If group election fails to result in appointing all Members of the Supervisory Board, the Chairman of the General Meeting shall announce separate elections for vacancies. Such elections shall be arranged pursuant to general procedure and shall be conducted by all Shareholders who did not cast their votes while electing Members of the Supervisory Board, with the reservation that one share shall be equivalent to one vote, without applying any privileges or restrictions.

14. If no group able to elect a Member of the Supervisory Board is formed at the General Meeting , the election shall not be conducted.

15. At the moment of electing at least one Member of the Supervisory Board pursuant to procedure specified herein, the mandates of all hitherto members of the Supervisory Board expire before the completion of their term in office, excluding persons appointed by a unit specified in a separate law. Further elections shall be conducted pursuant to general provisions determined in § 14 of these here Regulations.

§15

[Closing the General Meeting]

After the agenda is exhausted, the Chairman of the General Meeting shall announce that the General Meeting is closed..

§16

[Minutes]

1. The debate of the General Meeting shall be recorded in the minutes by a Notary Public. The Minutes shall confirm that the General Meeting is called duly and correctly and is able to pass resolution, they shall list submitted motions and passed resolutions, specifying the number of votes on each resolution and submitted objections. The Minutes shall be accompanied by the list of attendance with signatures of participants in the General Meeting.

2. Written statements of participants in the General Meeting shall be accepted and enclosed to the Minutes, upon request of such participants.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding Information concerning the implementation of the framework restructuring plan in the 1st quarter of 2006

§ 1

Pursuant to the Resolution no. 6 of the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 31 January 2006, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. accepts "Information concerning the implementation of the framework restructuring plan in the 1st quarter of 2006".

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the establishment of the number of members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 14 par. 1 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting decides that the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. shall consist of .... persons.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the recall from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to recall .... from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

There were............ votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr./Ms .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.
Mr./Ms .... fulfils the criteria set forth in § 8 par. 5 of the Company Articles of Association and made the relevant statement.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. ...

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr./Ms .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

There were........... votes in favour of the Resolution, ... votes against the Resolution and .... votes abstained.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 1

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the election of the Chairman of the Ordinary General Meeting

§ 1

Pursuant to Art. 409, § 1 sentence 1 of the Code of Commercial Companies in conjunction with § 5 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects Mr. Andrzej Leganowicz as Chairman of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 2

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the adoption of the agenda of the Ordinary General Meeting

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the following agenda:

1. Opening of the General Meeting.
2. Election of the Chairman of the General Meeting.
3. Statement that the General Meeting was convened properly and is able to adopt resolutions.
4. Adoption of the agenda.
5. Election of the Tellers Committee.
6. Examination of the report of the Management Board from the activity of the Company and the financial statement as well as the motion regarding the distribution of profit for the financial year 2005.
7. Examination of the report of the Management Board from the activity of the Capital Group of Polski Koncern Naftowy ORLEN S.A. and the consolidated financial statement of the Capital Group of Polski Koncern Naftowy ORLEN S.A. for the financial year 2005.
8. Examination of the report of the Supervisory Board from the evaluation of the report of the Management Board from the activity of the Company and the financial statement in respect of their conformity with books and documents and with facts and the motion of the Management Board regarding the distribution of profit from the financial year 2005.
9. Adoption of the resolution regarding the approval of the report of the Management Board from the activity of the Company and the financial statement for the financial year 2005.
10. Adoption of the resolution regarding the approval of the report of the Management Board from the activity of the Capital Group of Polski Koncern Naftowy ORLEN S.A. and the consolidated financial statement of the Capital Group of Polski Koncern Naftowy ORLEN S.A. for the financial year 2005.

11. Adoption of the resolution regarding the distribution of profit for the financial year 2005 and the fixing of the day of dividend and the date of its payment.
12. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Management Board of the Company in 2005.
13. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Supervisory Board of the Company in 2005.
14. Adoption of the resolution regarding the lease-out of property belonging to the Dispatch Plant which constitutes an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant.
15. Adoption of resolutions regarding amendments to the Company Articles of Association and the authorisation of the Supervisory Board to establish the unified text of the amended Articles of Association.
16. Adoption of the resolution regarding the opinion of the Company about the use of Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading.
17. Adoption of the resolution regarding amendments of the Regulations of the General Meeting of the Company and the establishment of the unified text of amended Regulations.
18. Information concerning the implementation of the framework restructuring plan in the 1st quarter of 2006.
19. Changes in the Supervisory Board of the Company.
20. Conclusion of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO. 3

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects the following persons as members of the Tellers Committee:

- Marcin Kaminski
- Agnieszka Milke
- Anna Przewrocka

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 4

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the report of the Management Board from the activity of the Company and the financial statement for the financial year 2005

§ 1

Pursuant to Art. 395 § 2 pt 1 of the Code of Commercial Companies and Art. 45 and Art. 53 par. 1 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after examination and becoming familiar with the opinion of the Supervisory Board of the Company, decides to approve the following reports and statements submitted by the Management Board of the Company:

1. report of the Management Board from the activity of the Company for the financial year 2005;
2. financial statement of the Company for the period from 1 January 2005 till 31 December 2005, covering the following items verified by a certified auditor:

- balance-sheet as on 31 December 2005, showing the amount of 19,210,119,530.36 PLN both on the side of assets and on the side of liabilities (in words: nineteen milliard two hundred ten million one hundred nineteen thousand five hundred and thirty zlotys thirty six grosz);
- profit and loss account for the period from 1 January 2005 till 31 December 2005, showing the total net profit in the amount of 2,527,214,367.72 PLN (in words: two milliard five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys seventy two grosz);
- additional information including the introduction to the financial statement and additional notes and explanations;
- statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2005 by the amount of 1,590,035,385.05 PLN (in words: one milliard five hundred ninety million thirty five thousand three hundred and eighty five zlotys, five grosz);
- cash flow account, showing the decrease of net cash by the amount of 2,482,537.13 PLN (in words: two million four hundred eighty two thousand five hundred and thirty seven zlotys, thirteen grosz).

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO 5

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the approval of the report of the Management Board from the activity of the Capital Group and the consolidated financial statement of the Capital Group for the financial year 2005

§ 1

Pursuant to Art. 395 § 5 of the Code of Commercial Companies and Art. 55 and Art. 63c, par. 4 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. approves:

1. report of the Management Board from the activity of the Capital Group for the financial year 2005;
2. consolidated financial statement of the Capital Group for the period from 1 January 2005 till 31 December 2005, covering the following items verified by a certified auditor:
   - consolidated balance-sheet as on 31 December 2005, showing the amount of 33,404,309,962.47 PLN both on the side of assets and on the side of liabilities (in words: thirty three milliard four hundred four million three hundred nine thousand nine hundred and sixty two zlotys, forty seven grosz);
   - consolidated profit and loss account for the period from 1 January 2005 till 31 December 2005, showing the total profit of parent company shareholders in the amount of 4,585,131,517.91 PLN (in words: four billion five hundred eighty five million one hundred thirty one thousand five hundred and seventeen zlotys ninety one grosz);
   - additional information including the introduction to the consolidated financial statement and additional notes and explanations;
   - statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2005 by the amount of 5,681,675,910.47 PLN (in words: five billion six hundred eighty one million six hundred seventy five thousand nine hundred and ten zlotys, forty seven grosz);
   - consolidated cash flow account, showing the increase of net cash by the amount of 396,280,238.20 PLN (in words: three hundred ninety six million two hundred eighty thousand two hundred and thirty eight zlotys, twenty grosz).

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO. 6

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the distribution of profit for the financial year 2005 and the fixing of the day of dividend and the date of its payment

§ 1

Pursuant to Art. 395 § 2 pt 2 of the Code of Commercial Companies and Art. 2 of the Code of Commercial Companies and Art. 89 of the Civil Code and § 7 par. 7 pt 3 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after consideration of the motion of the Management Board and the evaluation of the Supervisory Board, decides to distribute the profit for the year 2005 and the undistributed profit from previous years, resulting from changes adopted in the rules of accountancy, in the following manner:

1. The profit for the year 2005, in the amount of 2,527,214,367.72 PLN (two billion five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz) is distributed as follows:
   - the amount of 597,523,593.22 PLN is appropriated for spare capital (five hundred ninety seven million five hundred twenty three thousand five hundred and ninety three zlotys, twenty two grosz);
   - the amount of 1,924,690,774.50 PLN is appropriated for dividend for shareholders (one billion nine hundred twenty four million six hundred ninety thousand seven hundred and seventy four zlotys, fifty grosz);
   - the amount of 5,000,000.00 PLN is appropriated for the Company Social Benefit Fund (in words: five million zlotys);

   The above specified distribution of profit will be made on condition that PKN ORLEN S.A. finally terminates its participation in the tender for the purchase of shares of Mazeikiu Nafta by 31 March 2007 in such a way that it will not purchase the shares of Mazeikiu Nafta or the right to purchase them.

2. If PKN ORLEN S.A. purchases the shares of Mazeikiu Nafta or the right to purchase them by 31 March 2007, or PKN ORLEN S.A. continues its participation in the tender for the purchase of shares of Mazeikiu Nafta on that day, the profit for the year 2005 in the amount of 2,527,214,367.72 PLN (two billion five hundred twenty

seven million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz) will be distributed as follows:

- the amount of 2,522,214,367.72 PLN is appropriated for spare capital (two billion five hundred twenty two million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz);
- the amount of 5,000,000.00 PLN is appropriated for the Company Social Benefit Fund (in words: five million zlotys);

3. The undistributed profit from previous years resulting from changes adopted in the rules of accountancy (in accordance with Resolution no. 3 of the Extraordinary General Meeting of Polski Koncern Naftowy PKN ORLEN S.A. dated 30 December 2004) in the amount of 858,231,159.18 PLN (eight hundred fifty eight million two hundred thirty one thousand one hundred and fifty nine zlotys, eighteen grosz) is appropriated for the spare capital.

§ 2

Pursuant to Art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. fixes the day of dividend at 1 August 2006 and the date of payment of dividend at 4 May 2007.

§ 3

In the case of fulfilment of the condition referred to in § 1 pt 1, i.e. final termination of participation of PKN ORLEN S.A. in the tender for purchase of shares of Mazeikiu Nafta by 31 March 2007 in such a way that PKN ORLEN S.A. will not purchase the shares of Mazeikiu Nafta or the right to purchase them, the Management Board of the Company is obliged to notify shareholders about this fact by making the relevant statement, which will be published in the form of a current report.

§ 4

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO 7

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Igor Adam Chalupec in the financial year 2005, in connection with the function of the President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 8

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wojciech Andrzej Heydel in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 9

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Cezary Krzysztof Smorszczewski in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 10

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jan Maciejewicz in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 11

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Paweł Henryk Szymanski in the financial year 2005, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 12

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Dariusz Witkowski in the financial year 2005, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 13

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jacek Adam Bartkiewicz in the financial year 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 14

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Maciej Gierej in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 15

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Michał Stepniewski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 14 November 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

The shareholder Mr. Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION NO 16

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Raimondo Eggink in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

The shareholder Mr. Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION NO 17

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by the late Mr. Krzysztof Aleksy Lis in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 January 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 18

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Ms Małgorzata Okonska-Zaremba in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by her during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 19

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Piotr Mariusz Osiecki in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 14 October 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 20

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Ireneusz Wesolowski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 21

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Jozef Zyndul in the financial year 2005, in connection with the function of the Vice-Chairman of the Supervisory Board held by him during the period from 1 January 2005 till 30 March 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

The shareholder Mr. Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION NO. 22

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Andrzej Marian Olechowski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 29 June 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 23

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Bogusław Sek in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 29 June 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 24

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Jozef Obloj in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 14 October 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 25

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Maciej Pawlowicz in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 December 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 26

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the lease-out of property belonging to the Dispatch Plant constituting an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant

§ 1

Pursuant to Art. 393 pt 3 of the Code of Commercial Companies and § 7 par. 7 pt 7 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. agrees to the lease-out of property belonging to the Dispatch Plant constituting an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant, according to the rules proposed below.

§2

1. The lease of assets of the Dispatch Plant will be based on the lease rent calculated according to the tax amortisation increased by real property tax, perpetual usufruct fees and insurance.
2. The disposal of movable assets and intangible and legal assets of the Dispatch Plant will be carried out according to the market value assessed by an authorised expert.
3. Real property assets will not be subject to disposal.

§ 3

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO. 27

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 2 par. 2 pt 18 with the text:

"extraction of oil"

shall read as follows:

"extraction and searching of oil, including the provision of services related to the exploitation of oil deposits"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 28

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 pt 19 with the text:

"extraction of natural gas"

shall read as follows:

"extraction and searching of natural gas, including the provision of services related to the exploitation of natural gas deposits"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 29

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 after pt 26 further points are added, which shall read as follows:

"27.conducting of activity in the field of telecommunications and data communications and consultancy in this field, including the conducting of activity which covers fixed-line telephony, telegraphy, mobile telephony, data transmission"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 30

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 after pt 27 further points are added, which shall read as follows:

"28.conducting of activity in the field of information technology, including software editing, other activities related to databases and data processing, consultancy in the field of hardware, maintenance and repair of office and bookkeeping machines and hardware"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 31

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 after pt 28 further points are added, which shall read as follows:

> "29. recruitment and provision of personnel and consultancy in the field of business activity and management"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 32

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 5 with the text:

"At least two members of the Supervisory Board must fulfil the following criteria:

1) the member is not an employee of the Company or Affiliated Entity,
2) the member is not a member of supervisory and managing bodies of the Affiliated Entity,
3) the member is not a shareholder holding 5% or more votes at the General Meeting of the Company or the general meeting of the Affiliated Entity,
4) the member is not a member of supervisory and managing bodies or an employee of an entity holding 5% or more votes at the General Meeting of the Company or the general meeting of the Affiliated Entity,
5) the member is not an ascendant, descendant, spouse, sibling, parent of the spouse or a person related by adoption to any of the persons mentioned in preceding points.

The above conditions must be fulfilled for the entire term of the mandate. The member who did not fulfil or ceased to fulfil these conditions should be immediately recalled.

According to these Articles of Association, the given entity is an „Affiliated Entity", if it is a Parent Company towards the Company, a Subsidiary towards the Company or a Subsidiary towards the Parent Company of the Company.

According to these Articles of Association, the given entity is an „Affiliated Entity" of another entity ("Parent Company") if the Parent Company:

a) holds a majority of votes in bodies of another entity (Subsidiary), also on the basis of agreements with other authorised parties, or
b) is authorised to appoint or recall a majority of members of managing bodies of another entity (Subsidiary), or
c) more than half of members of the management board of the second entity (Subsidiary) are also members of the management board or executives of the first entity or any other entity in a relationship of subordination to the first entity.

A Subsidiary towards the Parent Company of the Company shall also be an entity which is a Subsidiary of another entity in a relationship of subordination to the Parent Company of the Company.

The provisions of this paragraph come into force as of the date of holding the Ordinary General Meeting of Shareholders approving the financial statement of the Company for the year 1999."

shall read as follows:

" At least two members of the Supervisory Board must fulfil the following criteria (the so-called independent members of the Supervisory Board):

1) the member is not an employee of the Company or Affiliated Entity,
2) the member is not a member of supervisory and managing bodies of the Affiliated Entity,
3) the member is not a shareholder holding 5% or more votes at the General Meeting of the Company or the general meeting of the Affiliated Entity,
4) the member is not a member of supervisory and managing bodies or an employee of an entity holding 5% or more votes at the General Meeting of the Company or the general meeting of the Affiliated Entity,
5) the member is not an ascendant, descendant, spouse, sibling, parent of the spouse or a person related by adoption to any of the persons mentioned in preceding points.

Before their nomination to the Supervisory Board, independent members of the Supervisory Board submit to the Company a written declaration of fulfilment of criteria specified above. In the event of a situation preventing the fulfilment of conditions specified above, the member of the Supervisory Board is obliged to notify the Company about this fact immediately. The Company informs Shareholders about the current number of independent members of the Supervisory Board.

If the number of independent members of the Supervisory Board is less than two, the Management Board of the Company is obliged to convene the General Meeting immediately and include an item concerning changes in the Supervisory Board in the

agenda of this Meeting. Until changes are made in the panel of the Supervisory Board by adapting the number of independent members to statutory requirements, the Supervisory Board shall act in its current make-up, and the provisions of § 8 par. 9a of these Articles of Association shall not apply.

According to these Articles of Association, the given entity is an „Affiliated Entity", if it is a Parent Company towards the Company, a Subsidiary towards the Company or a Subsidiary towards the Parent Company of the Company.

According to these Articles of Association, the given entity is an „Affiliated Entity" of another entity ("Parent Company") if the Parent Company:
a) holds a majority of votes in bodies of another entity (Subsidiary), also on the basis of agreements with other authorised parties, or
b) is authorised to appoint or recall a majority of members of managing bodies of another entity (Subsidiary), or
c) more than half of members of the management board of the second entity (Subsidiary) are also members of the management board or executives of the first entity or any other entity in a relationship of subordination to the first entity.

A Subsidiary towards the Parent Company of the Company shall also be an entity which is a Subsidiary of another entity in a relationship of subordination to the Parent Company of the Company.

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 33

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 9a with the text:

"The adopting of resolutions in the following matters:
a) provision of services of any kind by the Company and any Affiliated Entities related to the Company in favour of members of the Management Board,
b) approval of the conclusion by the Company or its subordinated entity of an important agreement with the Affiliated Entity related to the Company, a member of the Supervisory Board or the Management Board and with their affiliated entities,
c) choice of a certified auditor for the examination of the financial statement of the Company
requires approval from at least half of independent members of the Supervisory Board which are referred to in § 8 par. 5."

shall read as follows:

"The adopting of resolutions in the following matters:
a) provision of services of any kind by the Company and any Affiliated Entities related to the Company in favour of members of the Management Board,
b) approval of the conclusion by the Company or its subordinated entity of an important agreement with the Affiliated Entity related to the Company, a member of the Supervisory Board or the Management Board and with their affiliated entities,
c) choice of a certified auditor for the examination of the financial statement of the Company
requires approval from at least half of independent members of the Supervisory Board, subject to the provisions of § 8 par. 5".

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 34

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 12 pt 4 a) with the text:

> "activities performed as a part of ordinary management, including in particular all activities the subject of which is the trade of oil and oil derivative products and all activities which obtained a favourable opinion from the Supervisory Board in annual technical & economic plans".

shall read as follows:

> "activities performed as a part of ordinary management, including in particular all activities the subject of which is the trade of oil and oil derivative products and all activities which obtained a favourable opinion from the Supervisory Board in annual financial plans"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 35

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

after § 9, § 9a is added, with the title "Observers" and the text:

„1. Until the minister competent in the matters of the State Treasury or any other minister exercises rights from shares of PKN ORLEN S.A. belonging to the State Treasury, the competent minister may designate one or two Observers in the Company.
2. Specific rules of functioning of Observers are set forth in the Regulations of the General Meeting, the Regulations of the Supervisory Board and the Regulations of the Management Board."

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 36

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding authorisation to establish the unified text of the Company Articles of Association

§ 1

Pursuant to Art. 430 § 5 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. authorises the Supervisory Board to establish the unified text of the amended Articles of Association of Polski Koncern Naftowy ORLEN S.A.

RESOLUTION NO. 37

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the opinion of the Company about the use of Corporate Governance Principles

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after becoming familiar with the opinion of the Supervisory Board, accepts the opinion of the Company about the Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading and, therefore, changes its opinion expressed in the Resolution no. 55 of the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 29 June 2005.

The detailed content of the Corporate Governance Principles and the opinion of the Company about the use of these principles is included in the appendix to this Resolution.

§ 2

This Resolution comes into force as of the date of its adoption.

Appendix to Resolution No 37 OGM as of June 27th, 2006

	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
	GENERAL PRINCIPLES		
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	Yes	*In accordance with §2 item 3 of the Constitution of the Management Board the Management Board's principal objective is to realize the Company's interests, which are understood as building the value of its assets entrusted by its shareholders, with due respect for the rights and interests of parties other than shareholders, who are also engaged in the performance of the Company, especially the Company's creditors and employees.*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	Yes	*The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation, hence PKN ORLEN fully abides by the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association.*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority	Yes	*Members of the Company's bodies and the Company's employees exercise their rights and perform their obligations in good faith and with utmost care, within the limits set by law, their objective being to achieve the economic goals for which the Company was established. The Company's employees have drawn up a code of conduct which is observed in everyday work. Neither the members of the Company's bodies nor the Company's employees engage in any actions*

	should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.		*which could result in a conflict of interests.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The Company's bodies and the persons chairing General Meetings act in accordance with their respective scopes of competence and in a manner defined in the applicable laws, and refrain from deciding on issues which should be submitted for resolution to courts.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition. In particular, the Company ensures that the auditing services and the advisory services it uses are provided by separate entities, and the expert auditor is selected by the Supervisory Board. In accordance with the Company's internal procedure, making the additional orders for the expert auditor requires the acceptance of the Supervisory Board Audit Committee. That internal procedure enumerates the types of services that can be additionally ordered to the expert auditor.*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Meetings of PKN ORLEN are held in the Company's registered offices in Płock, but in accordance with the Company's Articles of Association they may also be held in Warsaw.* *Courses of the General Meetings of PKN ORLEN and thematic conferences are broadcasted via internet, allowing the participation of all interested persons in the Company's events*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a	**Yes**	*Accepting the general idea and the assumptions behind this principle, the Company implemented the appropriate provisions in §1 item 4 and item 5 of the Constitution of the General Meeting.*

	justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.		
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on the date requested by a shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	*The Company implemented the appropriate provisions in §1 item 6 of the Constitution of the General Meeting. Should a necessity to cancel a General Meeting occur in the future and be justified by exceptional circumstances, the Management Board will take steps to minimize the negative consequences of the cancellation for the shareholders.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a relevant register presented to the Company – are authorised to do so. The appropriate provisions in that issue are included in §7 item 2 point c) of the Constitution of the General Meeting.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the	**Yes**	*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the Company's Articles of Association and Constitution of the General Meeting. The Constitution of the General Meeting contain provisions concerning election of members of the Supervisory Board. §14a item 1 of the*

	changes enter into force as of the subsequent General Meeting.		*Constitution of the General Meeting says that upon a motion of shareholders representing at least one fifth of the equity, the Members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups (group voting). Additionally §14a determines in details the rules of electing the Supervisory Board Members in group voting.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*In accordance with the Constitution of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the Constitution of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*The Constitution of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Constitution of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	*In accordance with §4 item 3 of the Constitution of the General Meeting the person opening the General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board Member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting.* *The Company will ensure that General Meetings whose agendas include financial matters, in particular approval of financial statements of the Company or its Group, are attended by an auditor prepared to provide explanations or information concerning its audit and opinion.*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement	**Yes**	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within*

	of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.		*their powers, with information and explanations connected with the issues under consideration.*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*In accordance with the Constitution of the General Meeting the Chairman may order a break, however such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in nature.*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*Accepting the general idea and the assumptions behind this principle, the Company introduced to The Constitution of the General Meeting in §12 item 1a appropriate provisions in this issue. At the same time §12 item 2 of the Constitution of the General Meeting says that proposals concerning the progress of the Meeting and voting are understood and considered as proposals regarding matters of routine, and this include in particular:* *a) limitations, adjournment of discussion* *b) closure of discussion* *c) setting limits on speeches* *d) manner of running the Meeting* *e) ordering breaks during the Meeting* *f) order of covering points in the agenda* *g) order of passing proposals*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General	**Yes**	*The Company implemented in §7 item 9a of the Company's Articles of Association a provision saying that the resolution regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with restriction that the shareholders present at the*

	Meeting.		*General Meeting who put a motion to include such an issue on the agenda, previously gave approval for its removing or decided not to consider that issue.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Constitution of the General Meeting as currently in force guarantee to its participants a possibility to present the reasons for their objection with respect to an adopted resolution.*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*In accordance with §10 item 7 of the Constitution of the General Meeting the text of the resolutions should be formulated in such a way that any entitled person who does not agree with the main substance of the matter in the resolution has the possibility to appeal against the resolution.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed issues, and to have those statements included in the minutes at their request.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*In accordance with §2 item 5 of the Constitution of the Supervisory Board, intending to ensure the possibility of accurate evaluation of the Company by the shareholders, and accepting the general idea and the assumptions behind this principle, each year, the Supervisory Board submits to the General Meeting a concise evaluation of the Company's standing. The evaluation should be made available to the Company's shareholders within such a period of time which would allow them to become acquainted with it before the Ordinary General Meeting.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to	**Yes**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these*

	allow an educated choice.		*persons to perform this responsible function by the General Meeting.*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company1; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and • appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.	**No**	*§8 item 5 of the Company's Articles of Association specifies detailed independence criteria for members of the Supervisory Board, that at least two members of the Supervisory Board have to comply with. Additionally in accordance with §8 item 9a of the Company's Articles of Association passing resolution regarding: a) any contribution to members of the management board provided by the Company or any related entities, b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them, c) choosing an auditor to review the financial statements of the Company requires the assent of at least half of the independent members of the Supervisory Board as mentioned in § 8 item 5.*
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	*When performing their duties, members of the Supervisory Board act with a view to increasing the Company's value in the interest of all the shareholders. In accordance with §2 item 3 of the Constitution of the Supervisory Board the member of the Supervisory*

1 The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

			Board while performing his/her duties, first and foremost, should take into the consideration the interest of the Company.
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. In addition, permanent Committees have been established within the Supervisory Board, to constantly monitor specific areas of the Company's operations.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*In accordance with §25 of the Constitution of Supervisory Board a Supervisory Board member shall inform the remaining members of the Supervisory Board of any conflict of interests as well as should refrain from participating in discussions and cast the "abstain" vote in case of voting over the resolution on the issue in which the conflict of interests has arisen. The violation of provisions of the previous sentence does not cause invalidity of the Supervisory Board resolution. In case of doubts whether the conflict of interests exists or not, the matter is solved by the Supervisory Board in a manner of the resolution.*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*In accordance with §5 item 4 of the Constitution of the Supervisory Board the Supervisory Board member informs the Company's Management Board on his personal, actual and organisational connections with a Shareholder possessing more than 5% of a total number of votes, in particular with a majority Shareholder. Each information on the above mentioned connections should be made available to public in accordance with the Company's internal procedure.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*In accordance with §22 item 1 of the Constitution of the Supervisory Board the Management Board members are entitled to take part in the Supervisory Board meetings with the exception when matters regarding directly the Management Board or its*

			members, in particular their recalling, responsibilities or remuneration are discussed.
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accordance with §5 item 5 of the Constitution of the Supervisory Board each member of the Supervisory Board, according to the internal procedures, takes action that would enable the Management Board to present publicly and in an appropriate manner information on a disposal or acquisition of the Company's shares or shares of its dominant entity or subsidiary, and on transactions with such companies provided that such information is relevant for his financial standing.*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member is disclosed in the Company's annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.	**Yes**	*The Constitution of the Supervisory Board is available to the public in the Company's website. In accordance with §11 item 2 of the Constitution of the Supervisory Board the following permanent Committees shall operate within the Supervisory Board: Audit Committee, Strategy and Development Committee, Nomination and Remuneration Committee, Corporate Governance Committee.* *The Constitution of the Supervisory Board determines the rules of selecting, acting and tasks of the committees in details. In accordance with §12 item 3 the Audit Committee shall be composed of at least two independent members and at least one having qualifications and experience in accountancy and finance.*
29	The agenda of a Supervisory Board meeting should not be	**Yes**	*In accordance with §27 of the Constitution of the*

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	amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.		*Supervisory Board the agenda of the Supervisory Board meeting specified in the notifications of convening the meeting shall not be amended during the meeting which it concerns. This provisions shall not apply if all members of the Supervisory Board participate in the meeting and all of them agree to proposed amendment. The other reasons for amending the agenda are included in §27 item 4 of the Constitution of the Supervisory Board.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In accordance with §9 item 4 of the Constitution of the Supervisory Board if a Supervisory Board member delegated by the group of shareholders to individually perform supervision tasks shall present the Supervisory Board with a detailed written report on the performance of his/her tasks in time that would enable the Supervisory Board to prepare and approve the Supervisory Board report on its activities for the financial year when such individual supervision was performed.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Implementation of that rule is confirmed in §5 item 3 of the Constitution of the Supervisory Board. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of resolutions.*
BEST PRACTICES OF MANAGEMENT BOARDS			
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of Association, strategic long-term plans are submitted for approval by the Supervisory Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable	**Yes**	*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.*

	opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.		
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*In accordance with §7 item 2 of the Constitution of the Management Board when conducting transactions with shareholders or other persons whose interests affect the Company's interest, the Management Board and the Members of the Management Board are obliged to take particular care to ensure these transactions are conducted under market conditions.*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*In accordance with §3 item 4 of the Constitution of the Management Board a member of the Management Board is bound to demonstrate his / her full loyalty towards the Company and avoid from undertaking any actions from which he / she could personally derive material benefit. In the event of receiving the information about an investment possibility or other favourable transaction regarding the Company's scope of business, a member of the Board should immediately present such information to the Management Board for the purpose of considering the possibility of the Company taking advantage of it. Such information may be used by the management Board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe the Company's interests.*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	**Yes**	*Members of the Management Board who hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. In accordance with §3 item 7 of the Constitution of the Management Board the members of the Management Board are bound to inform the*

			Supervisory Board of any conflict of interest in connection with the performed functions or of the possibility of arising such conflict of interests.
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**Yes**	*The Nomination and Remuneration Committee's tasks are to support achieving the Company's strategic goals by giving to the Supervisory Board opinions and conclusions regarding the shape of the management structure, including organisational matters, issues on remuneration policy and selection of personnel matching the qualifications necessary to build the Company's success. In particular, the Committee's tasks are the following:* *(a) initiating and giving opinions on solutions regarding the nomination (election) system of the Management Board members,* *(b) giving opinions on submitted by the Management Board solutions regarding the Company's management system, aiming at ensuring effectiveness, cohesion and safety of management of the Company,* *(c) periodic reviewing and giving recommendations on setting rules for the incentive scheme for the Management Board members and senior management, in compliance with the Company's interests,* *(d) periodic reviewing of remuneration system of the Management Board members and senior management reporting directly to the Management Board members, including managerial contracts and incentives schemes; submitting to the Supervisory Board suggestions on policy concerning managerial contracts and incentives schemes in the context of execution of the Company's strategic goals,* *(e) presenting to the Supervisory Board opinions regarding justifications for granting pay against implementation of the Company's particular assignments and objectives,* *(f) assessing the Company's human resources management system.*
39	The aggregate remuneration of all members of the	**Yes**	*The aggregate remuneration of all members of the*

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	Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.		*Management Board, as well as individual remuneration of each member of the Management Board, is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Constitution of the Management Board defines the Management Board's organisation of, the manner in which the Company's issues are to be conducted and the principles upon which the Management Board passes resolutions. The Constitution of the Management Board is available to the public on the Company's website.*
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	*Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board. In accordance with §24 item 10 of the Constitution of the Supervisory Board the Supervisory Board shall select the entity acting as the authorised auditor after taking into account the Audit Committee's recommendations.*
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act	**Yes**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as*

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	as a special purpose auditor for the same company.		*special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Company guarantees full disclosure and availability of all the information which is material for the shareholders, unless the disclosure of such information would be contrary to the Company's interest. The main Company's internal regulations, financial statements, published announcements are available at the Company's headquarters and on its website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable and coherent information about the Company.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	**Yes**	*From the time of publication of this statement on the compliance with the corporate governance principles, the Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.*

RESOLUTION NO. 38

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments of the Regulations of the General Meeting of the Company and the establishment of the unified text of amended Regulations

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendments to the Regulations of the General Meeting of the Company:

1) in § 9 paragraph 5 of the following wording is added:
"The Observer nominated by the minister competent for the matters of the State Treasury has the right to participate in the General Meeting."

2) § 14 with the following text:
"1. Before starting the election to the Supervisory Board, the General Meeting establishes in each case the number of members of the Supervisory Board at the request of the Chairman, including the number of members who fulfil the requirements set forth in § 8 par. 5 of the Articles of Association. The General Meeting elects all members of the Supervisory Board, excluding the member appointed by the State Treasury.
2. The election to the Supervisory Board starts from the election of the Chairman of the Supervisory Board, and then members of the Supervisory Board fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association and the remaining members are elected.
3. Candidatures for the Chairman and other members of the Supervisory Board can be submitted by each member of the General Meeting. Candidatures for the Chairman and for members of the Supervisory Board are submitted to the protocol together with their brief justification. Candidatures for members fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association are submitted together with a written statement of the candidate that he fulfils the requirements set forth in § 8 par. 5 of the Articles of Association.
4. Submitted candidatures are entered into three separate lists of candidates: for the Chairman of the Supervisory Board, for members fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association and for other members of the Supervisory Board. The candidate is entered into the list after submission of his written consent to his own candidature to the Chairman or after his oral statement entered into the protocol that he agrees to be a candidate and that he fulfils the conditions specified in Art. 18 of the Code of Commercial Companies.

5. Lists of submitted candidatures for members of the Supervisory Board are prepared by the Chairman in alphabetical order.
6. The election to the Supervisory Board is held by way of secret ballot in alphabetical order, where votes are cast separately for each candidate within each list of candidates.
7. The candidate who received the biggest number of votes "in favour of" from among candidates for the Chairman is elected as Chairman of the Supervisory Board. The candidates who received successively the biggest number of votes "in favour of" within lists referred to in par. 4 of this article and within the number of members of the Supervisory Board established according to par. 1 of this article are elected as members of the Supervisory Board. Resolutions regarding the choice of the Chairman and other members of the Supervisory Board are adopted by an absolute majority of votes.
8. If the candidates qualified to the Supervisory Board received an equal number of votes, or did not receive the required absolute majority of votes, the Chairman orders a supplementary voting. In such case, the person who received the biggest number of votes "in favour of" while meeting the requirement of the absolute majority of votes is considered elected.

shall read as follows:

"1. Before starting the election to the Supervisory Board, the General Meeting establishes in each case the number of members of the Board at the request of the Chairman. The General Meeting elects all members of the Supervisory Board, excluding the member appointed by the State Treasury.
2. The election to the Supervisory Board starts from the election of the Chairman of the Supervisory Board, and then the remaining members of the Supervisory Board.
3. Candidatures for the Chairman and other members of the Supervisory Board can be submitted by each member of the General Meeting. Candidatures for the Chairman and for members of the Supervisory Board are submitted to the protocol together with their brief justification. In addition, a written statement of the candidate for the member of the Supervisory Board is attached, in which he agrees to be a candidate for the member of the Supervisory Board, together with the information whether he fulfils the requirements set forth specifically in Art. 18 of the Code of Commercial Companies. Candidatures for members fulfilling the criteria set forth in § 8 par. 5 of the Articles of Association are submitted together with a written statement of the candidate that he fulfils the criteria set forth in § 8 par. 5 of the Articles of Association and in Art. 18 of the Code of Commercial Companies. The statement form for candidates for members of the Supervisory Board is available in the Office of the Management Board of the Company and on web sites of the Company.
4. Lists of submitted candidatures for members of the Supervisory Board are prepared by the Chairman in alphabetical order.

5. The election to the Supervisory Board is held by way of secret ballot in alphabetical order, where votes are cast separately for each candidate.
6. The candidate who received the biggest number of votes "in favour of" from among candidates for the Chairman is elected as Chairman of the Supervisory Board. The candidates who received successively the biggest number of votes "in favour of" within the number of members of the Supervisory Board established according to par. 1 of this article are elected as members of the Supervisory Board. Resolutions regarding the choice of the Chairman and other members of the Supervisory Board are adopted by an absolute majority of votes.
7. If the candidates qualified to the Supervisory Board received an equal number of votes, or did not receive the required absolute majority of votes, the Chairman orders a supplementary voting. In such case, the person who received the biggest number of votes "in favour of" while meeting the requirement of the absolute majority of votes is considered elected.
8. Upon completion of the procedure of election of members of the Supervisory Board, the Chairman of the General Meeting informs shareholders about the number of members of the Supervisory Board fulfilling the criteria referred to in § 8 par. 5 of the Company Articles of Association."

§ 2

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the unified text of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A. in the wording specified in the appendix to this Resolution.

§ 3

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

Appendix to Resolution No 38 OGM as of June 27th, 2006

REGULATIONS OF THE GENERAL MEETING OF PKN ORLEN S.A.

§1
[Introduction]

1. The General Meeting shall be called and arranged following procedure and terms specified in the Code of Commercial Companies and in the Company Articles of Association.

2. The General Meeting shall be held in compliance with the provisions of the Code of Commercial Companies, the Law on Public Trade in Securities, Company Articles of Association and these here Regulations.

3. The Management Board shall perform actions related to servicing the General Meeting, with an option to commission such actions with a unit specialised in such services. Such commission may in particular relate to arrange voting and counting the votes with computerised devices.

4. Any request submitted by authorised units to call the General Meeting and to place specific issues on its agenda shall be duly justified.

5. Draft resolutions proposed for adoption by the General Meeting and other important documents should be presented to the Shareholders prior to the General Meeting, supported by a justification and opinion of the Supervisory Board, at a time enabling the shareholders to get acquainted with such documents and to evaluate them.

6. A General Meeting with an agenda including specific issues placed there on request of authorised entities, or called following such request, may be cancelled only with the consent of the requesting parties. In other instances, the General Meeting may be cancelled if it cannot be held due to extraordinary obstacles or when it is clearly of no substance. The General Meeting is cancelled and possibly postponed following the procedure used for its calling, in a manner resulting in the least possible negative effects for the Company and Shareholders. The General Meeting may be called and postponed not later than in three weeks before its originally scheduled date.

§2

[Definitions]

Terms used in these Regulations shall be understood in the following manner:

1. The Deposit Bank – a deposit bank which has issued Deposit Bills pursuant to a Deposit Agreement executed with the Company;
2. Deposit Bills - deposit bills issued by the Deposit Bank in connection with Company shares;
3. The Law on Public Trade in Securities – Act of August 21st, 1997 – The Law on Public Trade in Securities (Journal of Law No 118, item 754 with subsequent amendments);
4. The Chairman – the Chairman of the General Meeting;
5. The Supervisory Board – the Board of Supervision of the Company;
6. Regulations – these here Regulations adopted by a Resolution of the General Meeting;
7. The Articles of Association – the Company Articles of Association;
8. The General Meeting – the General Meeting of Polish Petroleum Concern ORLEN S.A
9. Participant in the General Meeting – a shareholder authorised to participate in the General Meeting or his/her representative
10. The Management Board – the Management Board of the Company.

§3

[The List of Shareholders]

1. The List of Shareholders authorised to participate in the General Meeting shall be made and executed by the Management Board.
2. Such List shall include:
   a. names and surnames or companies (company names) of shareholders authorised to participate in the General Meeting,
   b. their places of residence or registered seats; individuals may specify their address for correspondence instead of their address of residence.
   c. the number and type of shares and the number of votes pursuant to them.
3. While making the list of points 1 and 2, the Management Board shall take into account restrictions of the right of vote specified in § 7 point 11 of the Company Articles of Association.

4. A Shareholder who at the same time holds Deposit Bills is entitled to avail of his right of vote pertaining only to the shares which, when added to the shares possibly resulting from the exchange of Deposit Bills on which he instructed the Deposit Bank re voting, would entitle him to exercise an aggregate number of votes not exceeding 10% of total number of votes.

5. A holder of Deposit Bills who is at the same time a Shareholders and who instructed the Deposit Bank re voting pursuant to the Deposit Bills which when exchanged into shares would entitle him to exercise at least 10% of the total number of votes shall not be entitled to exercise at the General Meeting his right of vote pertaining to the shares registered with him.

6. The exercise of the right of vote by a subsidiary shall be considered as the exercise of the right of vote by the dominating entity as envisaged by the Law on Public Trade in Securities.

7. If the Management Board justifiably suspects that the right of vote of a shareholder should be limited due to an infringement of Art. 147, 149 or 150 of the Law on Public Trade in Securities or due to the failure to disclose the dependency or domination relationship between shareholders, the Management Board should undertake actions aiming to explain the issue, while notifying on it the shareholders concerned; the Management Board may also submit the case to competent organs of administration or the court in order to establish the number of votes to which a shareholder or shareholders are entitled.

8. The list of shareholders shall be displayed in the offices of the Management Board for three business days directly preceding the day on which the General Meeting is scheduled, between 8 a.m. and 3 p.m. and in the site where the General Meeting is to be held, throughout its meeting.

§4

[Opening of the General Meeting]

1. The General Meeting shall be opened by the President of the Supervisory Board or his deputy and in case of their absence, the President of the Management Board or a person appointed by the Management Board.

2. The person opening the General Meeting is entitled to make all order-related decisions indispensable for the commencement of the meeting.

3. The person opening the General Meeting shall inform the participants about presence of a Notary Public to take minutes of the General Meeting. In addition to that, the person opening the General Meeting shall inform of the absence of a Member of the Management Board or Supervisory Board at the General Meeting giving reasons for

the absence, if such information has been delivered to the person opening the General Meeting.

4. The person opening the General Meeting shall immediately have the Chairman of the Meeting elected, while refraining from providing any solutions related to formal issues or the subject matter.

§5

[Election of the Chairman]

1. The Chairman shall be elected from among persons present at the General Meeting.

2. Each participant in the General Meeting is entitled to have entered into the minutes one candidate for the position of the Chairman. Persons entered in the minutes shall be recorded on a list of candidates, subject to their consent.

3. The Chairman shall be elected in secret ballot by voting for each candidate separately, in alphabetic order. The person who collects the highest number of votes for shall be elected Chairman, provided that the Resolution on electing the Chairman is passed with the absolute majority of votes.

4. The Person opening the General Meeting shall ensure that the voting procedure is correct, shall announce results of the vote and shall hand over the chairmanship of the Meeting to the newly elected Chairman.

§6

[Competences of the Chairman]

1. Chairman of the General Meeting chairs it pursuant to the agreed agenda and in compliance with the provisions of these Regulations. The Chairman shall ensure effective course of the debate and respect for the rights and interests of all shareholders. The Chairman should in particular oppose any abuse of rights by participants in the General Meeting and should ensure that rights of minority shareholders are duly respected.

2. Obligations of the Chairman of the General Meeting shall in particular include:

   a. ensuring efficient and correct course of the debate and vote,
   b. ensuring that the debate pertains to the subject matter,
   c. giving the floor to speakers,
   d. ordering the vote, ensuring that it proceeds duly, executing all documents concerning the results of vote and announcing results of vote,
   e. ordering a break in the debate; ordering such a break cannot aim at making it difficult for shareholders to exercise their rights,
   f. issuing appropriate order-ensuring decisions in the meeting room,

g. ensuring that the agenda is completed,
h. solving doubts concerning the regulations.

3. If necessary, the Chairman may appoint Secretary of the General Meeting from among participants in the General Meeting. The Secretary shall assist the Chairman in performing his obligations.

4. The Chairman shall execute the minutes of the General Meeting immediately after such minutes are made by the Notary Public.

5. The Chairman may resign from his function only for material reasons.

§7

[Making the List of Attendance]

1. Chairman of the General Meeting, immediately after the election, shall execute the list of attendance which is a list of participants in the General Meeting specifying the number of shares owned by every participant and the number of votes they can exercise

2. While making the list of attendance, it is necessary to:

   a. check whether a shareholder is entitled to participate in the General Meeting,
   b. check the identity of the shareholder or his representative using his/her ID card, passport or some other credible document,
   c. check correctness of the powers of attorney or other powers to represent the shareholders at the General Meeting; it shall be assumed that documents confirming in writing the right to represent the shareholder at the General Meeting stand in compliance with the law and do not require confirmation, unless their authenticity or validity gives rise to doubts of the Management Board or the Chairman of the General Meeting.
   d. obtain signature of shareholders or their representatives at the list of attendances,
   e. give to shareholders or their representatives an appropriate magnetic card for voting or any other document used to vote.

3. Appeals concerning the right to participate in the General Meeting shall be directed to its Chairman.

4. Upon request of shareholders holding one tenth (1/10) of basic capital represented at the General Meeting, the list of attendance shall be verified by a committee appointed for the purpose, composed of at least three persons. Applicants are entitled to appoint one member of the committee.

5. Every participant in the General Meeting is entitled to have one candidate recorded in the minutes. Proposed candidates shall be recorded on the list of candidates subject to their consent.

6. The ballot shall be secret and carried separately on each candidate, in alphabetic order. The candidates who receive the highest number of votes for shall be considered appointed, provided that the Resolution on the appointment is passed with the absolute majority of votes.

7. The list of attendance shall be displayed throughout the whole General Meeting until its closure. Persons making the list of attendance are obliged to record on it any changes in the composition as well as number of represented shares before every ballot.

8. After signing the list of attendance, the Chairman shall confirm that the General Meeting is called duly and correctly and is able to undertake resolutions, then he shall present the agenda and order the election of the Tellers Committee.

§8

[Election of the Tellers Committee and its Obligations]

1. The Tellers Committee shall be composed of three persons elected by the General Meeting.

1a. Candidates for the Tellers Committee are appointed by the Chairman of the General Meeting. The ballot on the candidates is carried *en bloc* as secret ballot. The Resolution on the election must be passed with absolute majority of votes. Upon request of any participant in the General Meeting, the election of the Tellers Committee shall follow the procedure specified below.

2. Every participant in the General Meeting is entitled to have one candidate recorded in the minutes. Proposed candidates shall be recorded on the list of candidates subject to their consent.

3. The ballot shall be secret and carried separately on each candidate, in alphabetic order. The candidates who receive the highest number of votes for shall be considered appointed, provided that the Resolution on the appointment is passed with the absolute majority of votes.

4. Tasks of the Tellers Committee include ensuring the correctness of the voting procedure, tallying the votes and announcing ballot results to the Chairman.

5. If the voting procedure is deemed incorrect, the Tellers Committee is obliged to notify the Chairman on the fact forthwith, providing at the same time its recommendations concerning further actions.

6. Documents with results of each ballot shall be signed by all members of the Tellers Committee and the Chairman.

7. Provisions concerning the election of the Tellers Committee shall enter in force as of the General Meeting following the General Meeting which will have passed these here Regulations.

§9

[Participation in the debate of Members of the Management Board and Supervisory Board and other persons]

1. Members of the Management Board and Supervisory Board are entitled to participate in the General Meeting without invitation even if they are not shareholders. Members of the Management Board and Supervisory Board whose mandates expired before the day of the General Meeting and who performed their functions in trade year for which the Ordinary General Meeting is to pass a report of the Managing Board and the financial report are entitled to participate in the General Meeting.

2. Other persons invited by the organ calling the General Meeting or invited to the debates by the Chairman, in particular being chartered accountants, legal and financial advisors or employees of the Company, are also entitled to participate in the General Meeting.

3. The Management Board is obliged to ensure that an independent expert on commercial law issues is present at every General Meeting.

4. Members of the Management Board and Supervisory Board and the chartered accountant shall, within the scope of their competence and within the range of issues discussed at the General Meeting, provide to participants in the General Meeting explanations and information on the Company. Questions by participants in the General Meeting shall be answered while taking into account the fact that the company meets its obligations concerning information in a manner pursuant to the Law on public trade in securities, and no series of information can be provided in a manner other than pursuant to the law referred herein.

5. The General Meeting may be attended by an Observer appointed by a Minister appropriate for the issues of State Treasury.

§10

[The Course of the Debate]

1. The General Meeting may pass Resolutions on removing particular issues from the agenda or on changing the order of issues on the agenda. A Resolution on removing individual issues from the agenda shall be passed only for material and substantial reasons. Any motions on such issue shall be accompanied by detailed justification. A Resolution on removing a specific issue from the agenda may be

taken only with the consent or on the request of an entity which requested placing this particular issue on the agenda.

2. After presenting every subsequent issue on the agenda, the Chairman of the General Meeting shall open a discussion, giving the floor to debaters in order of submitting requests. With the consent of the General Meeting, a number of issues on the agenda can be discussed at the same time.

3. The Chairman can give the floor out of the established sequence to Members of the Management Board, Members of the Supervisory Board and invited experts.

4. Speeches can only be made on issues related to the agenda and being currently under consideration.

5. While considering each particular issue on the agenda, each shareholder is entitled to one 5-minute speech and 3-minute reply. The Chairman may limit the time of speeches to 3 minutes and the time of replies to 2 minutes.

6. After passing a Resolution, a shareholder objecting the Resolution is entitled to justify briefly his objection.

7. Resolution of the General Meeting shall be formulated in the manner allowing every authorised person who does not agree with the substance of the solution which constitutes the object of the Resolution, to bring the Resolution to court.

§11

[Proposed amendments]

1. Participants in the General Meeting are entitled to propose amendments and additions to draft resolutions placed on the agenda of the General Meeting , until discussion is closed on the issue on the agenda concerning draft resolution in question.

2. The proposals, supported by brief justification, shall be submitted to the Chairman in writing, separately for each draft Resolution, specifying the name and surname of person submitting the proposal.

§12

[Order-related Issues]

1. The Chairman may give the floor to participants to discus order-related issues out of the established sequence. Motions on order-related issues may be submitted by every participant in the General Meeting.

1a. Ballot on order-related issues may concern only issues related to managing the debate of the General Meeting. This procedure shall not be used for resolutions which may affect the Shareholders' execution of their rights.

2. Motions on order-related issues shall be considered motions concerning the procedure of debating and balloting, in particular concerning:

   a. restrictions, postponement of the debate,
   b. closing the debate,
   c. limiting the time for speeches,
   d. the manner of managing the debate,
   e. ordering a break in the debate,
   f. changing the order of issues on the agenda,
   g. the order of passing resolutions on the motions.

3. The Chairman shall order a vote on submitted motions concerning order-related issues.

§13

[Ballot]

Ballots shall be open, with the reservation of provisions of point 2.

2. Secret ballots shall be ordered:

   a. on elections and on motions on recalling members of Company organs or liquidators,
   b. on motions on prosecuting members of Company organs or liquidators,

   c. on personnel-related issues,
   d. even if one participant in the General Meeting requests so.

3. After closing the debate on all issues on the agenda, before taking the vote, the Chairman shall announce motions concerning the contents of Resolutions and shall establish the order of voting. The ballot shall be taken on each motion in order of their submission.

4. The ballot shall be taken with a computerised system of voting and vote tallying, which shall ensure that the number of votes submitted is equal to the number of owned shares and shall eliminate – in the instance of secret ballot – an option to identify the votes submitted by individual shareholders.

§14

[Election of the Supervisory Board]

1. Before commencing the election of the Supervisory Board, the General Meeting , upon a motion of its Chairman, shall each time determine the number of members in

the Board. The General Meeting shall elect all members of the Supervisory Board with the exception of the member appointed by the State Treasury.

2. Election to the Supervisory Board shall commence with the election of the President of the Supervisory Board and continue with the election of other members of the Supervisory Board.

3. Every participant in the General Meeting is entitled to submit candidates for the President and other Members of the Supervisory Board. Candidates for the President and other Members of the Supervisory Board shall be submitted to be recorded in the minutes and supported with brief justification. Such submission shall be also accompanied by a written statement by the candidate for the Member of the Supervisory Board expressing his consent for being a candidate for membership in the Supervisory Board including information whether he or she meets requirements determined in particular by Art. 18 of the Code of Commercial Companies. Candidates for Members meeting requirements of § 8 point 5 of the Articles of Association shall be submitted together with a written statement by the candidate expressing his or her consent for being a candidate for membership in the Supervisory Board including information that he or she meets requirements determined in § 8 point 5 of the Articles of Association and Art. 18 of the Code of Commercial Companies. A template of statements by candidates for Members of the Supervisory Board is available at the Office of the Management Board of the Company and at the Company website.

4. Lists of candidates for Members of the Supervisory Board shall be made by the Chairman, in alphabetic order.

5. Election to the Supervisory Board shall be made by secret ballot on each candidate separately, in alphabetic order.

6. The candidate for the President of the Supervisory Board who obtained the highest amount of votes for, from among all such candidates, shall be considered elected President of the Supervisory Board. The candidates for Members of the Supervisory Board who obtained in turn the highest number of votes for, within the number of Members of the Supervisory Board determined pursuant to point 1 of this provision, shall be considered as elected Members of the Supervisory Board. Resolutions on electing the President and other Members of the Supervisory Board shall be passed with the absolute majority of votes.

7. If any candidates qualified to become Members of the Supervisory Board obtain equal number of votes, or fail to obtain the required absolute majority of votes, the Chairman shall order a supplementary vote. The person who obtains the highest number of votes for, while meeting the requirement of absolute majority of votes, shall be considered elected.

8. Chairman of the General Meeting, after closing the procedure of electing Members of the Supervisory Board, shall inform the shareholders on the number of Members of the Supervisory Board meeting requirements of § 8 point 5 of the Company Statues.

§ 14 a

[Election of the Supervisory Board in Group Ballot]

1. Upon the motion by shareholders representing at least one-fifth (1/5) of basic capital, the Supervisory Board may be performed by the upcoming General Election by voting of separate groups ("group ballot").

2. The motion of point 1 shall be submitted to the Management Board in writing, at the time enabling to place the issue of electing the Supervisory Board by group ballot on the agenda of the General Meeting.

3. Before electing the Board by group ballot, the General Meeting shall determine the number of Members of the Supervisory Board..

4. Chairman of the General Meeting, before ordering group ballot, shall inform the General Meeting on the attendance, general number of shares held by shareholders attending the Meeting and the number of shares required to establish a group entitled to elect a Member of the Supervisory Board, and then orders a break in the debate to allow the establishment of groups.

5. Persons representing at the General Meeting the part of shares which results from the division of the total number of represented shares by the number of Members of the Supervisory Board, may establish a separate group in order to elect one Member of the Supervisory Board; they shall not, however, participate in electing other Members of the Board.

6. Establishment of a group consists in determining its composition and appointing a Group Chairman. A Group Chairman is not appointed if a group consists of one shareholder. After the end of the break, the Group Chairmen deliver to the Chairman of the General Meeting a written notice confirmed with signatures of Shareholders or their representatives, including:

   a) the name of the chairman of the group,

   b) membership in the group, determining the number of shares represented by each Shareholder.

   A Shareholder may change his or her decision on group membership only in relation to removing irregularities pursuant to point 7.

7. The Chairman of the General Meeting shall examine the correctness of establishing the group, and should any irregularities be discovered, particularly with respect to the membership of one shareholder in more than one group, the lack of signatures or unsatisfactory number of members in the group, he shall order an additional break to remove the said irregularities. The removal of irregularities may consist in

introducing a change, in supplementing or submitting a new statement on the establishment of a group or groups.

8. After completing this procedure, the Chairman of the General Meeting shall announce the list of groups and members in each group, as well as the voting order. The voting order shall be established by drawing lots. Groups of Shareholders representing insufficient share in basic capital shall be skipped in the announcement. The provision of the preceding sentence shall be applied accordingly to Shareholders entered in two or more groups.

   The decision of the Chairman in the above issues can be appealed against before the General Meeting.

9. By decision of the Chairman of the General Meeting and chairman of the group, if no objection is raised by any member of any of the two groups, a group voting at the given moment can be joined by another group which has not voted yet, in order to perform joint election. If, in the result of such merger, the groups are entitled to elect a higher number of Members in the Supervisory Board than resulting from their separate rights, the Chairman of the General Meeting shall inform the General Meeting on the merger of groups and shall introduce due corrections to his or her previous announcement.

10. If a Shareholder has joined more than one group and the irregularity is not removed in spite of ordering another break, or if it has been overlooked, the Shareholder may vote only in the group that submits vote as first in the voting sequence. Shares held by the Shareholder concerned are ignored while establishing the number of shares in the remaining groups joined by such Shareholder.

11. The debate and voting in particular groups is ordered by the Chairman of the General Meeting and managed by group chairmen. Debates and voting are held in the room where the General Meeting is held. All participants in the General Meeting may be present in the room, while the group chairman may submit a motion on ordering a break of up to 15minutes in order to enable confidential discussion of members of the group. Directly after opening discussion within a group, of after such break, the group may resign from voting, provided that none of its members raises an objection.

12. Activities of the group chairman, group discussion and voting shall be governed by applicable provisions and regulations concerning the function of the Chairman of the General Meeting and the debate and voting at the Meeting (the provisions concerning election to the Supervisory Board shall take precedence), with the exception that each share is equivalent to one vote for each shareholder, irrespective of any statutory privileges and restrictions.

    In the course of the discussion, a group may, by majority of votes, remove its chairman or accept his or her resignation and elect a new chairman. Chairmen of merged groups act jointly, unless one of them resigns.

13. If group election fails to result in appointing all Members of the Supervisory Board, the Chairman of the General Meeting shall announce separate elections for vacancies. Such elections shall be arranged pursuant to general procedure and shall be conducted by all Shareholders who did not cast their votes while electing Members of the Supervisory Board, with the reservation that one share shall be equivalent to one vote, without applying any privileges or restrictions.

14. If no group able to elect a Member of the Supervisory Board is formed at the General Meeting , the election shall not be conducted.

15. At the moment of electing at least one Member of the Supervisory Board pursuant to procedure specified herein, the mandates of all hitherto members of the Supervisory Board expire before the completion of their term in office, excluding persons appointed by a unit specified in a separate law. Further elections shall be conducted pursuant to general provisions determined in § 14 of these here Regulations.

§15

[Closing the General Meeting]

After the agenda is exhausted, the Chairman of the General Meeting shall announce that the General Meeting is closed..

§16

[Minutes]

1. The debate of the General Meeting shall be recorded in the minutes by a Notary Public. The Minutes shall confirm that the General Meeting is called duly and correctly and is able to pass resolution, they shall list submitted motions and passed resolutions, specifying the number of votes on each resolution and submitted objections. The Minutes shall be accompanied by the list of attendance with signatures of participants in the General Meeting.

2. Written statements of participants in the General Meeting shall be accepted and enclosed to the Minutes, upon request of such participants.

RESOLUTION NO. 39

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding closing the discussion

§ 1

Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 31 January 2006, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to close the discussion regarding the issue raised by the Shareholder Zdzislaw Kedzierski in the point no 19 regarding the point no 12 of the agenda of the Ordinary General Meeting of the Company i.e. the acknowledgement of fulfilment of duties of the Company's Management Board (requesting the answer from the Supervisory Board for the question regarding the reasons for not passing the resolutions regarding the acknowledgement of fulfilment of duties of some Members of the Company's Management Board).

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO 40

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the recall from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to recall Mr. Andrzej Olechowski from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO 41

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the establishment of the number of members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 14 par. 1 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting decides that the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. shall consist of seven persons.

RESOLUTION NO 42

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the establishment of the number of independent members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 14 par. 1 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting decides that the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. shall consist of at least three persons fulfilling the independence criteria mentioned in § 8 item 5 of the Company's Articles of Association.

RESOLUTION NO 43

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the appointment of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 4 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Maciej Mataczynski to the position of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 44

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Wieslaw Rozlucki to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.
Mr. Wieslaw Rozlucki fulfils the criteria set forth in § 8 par. 5 of the Company Articles of Association and made the relevant statement.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 45

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Ryszard Sowinski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Corporate GovernanceStatement
Released	07:00 28-Jun-06
Number	2768F

Regulatory announcement no 43/2006 dated June 28th, 2006
Updated corporate governance statement of PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, hereby announces the updated corporate governance statement implied by resolution no 44/1062/2004, dated December 15th, 2004, of the Warsaw Stock Exchange Supervisory Board ("corporate governance rules").
In accordance with the declarations attached in the commentaries to the statement, published on June 30th, 2005, concerning the observing of corporate governance in PKN ORLEN, the following corporate acts of the company were modified:

a) The Articles of Association of PKN ORLEN – The unified text was accepted in a resolution of the Supervisory Board of PKN ORLEN dated October 7th, 2005;
b) The Constitution of the General Meeting of Shareholders of PKN ORLEN S.A. accepted in a resolution of the Ordinary General Meeting of PKN ORLEN dated June 29th, 2005;
c) The Constitution of the Management Board of PKN ORLEN accepted in a resolution of the Supervisory Board of PKN ORLEN dated October 7th, 2005;
d) The Constitution of the Supervisory Board of PKN ORLEN accepted in a resolution of the Supervisory Board of PKN ORLEN dated October 7th, 2005;

As a result of the changes mentioned above, the Company's comments on each corporate governance rule was updated. PKN ORLEN declares the observation of all corporate governance rules, except for rule no 20, which is not observed. PKN ORLEN's Management Board recommended to the Company's General Meeting held on June 29th, 2005, acceptance of the principle to observe all corporate governance rules. Rule no 20 was the only one not approved by the Company's Shareholders.

PKN ORLEN SA
SEC File
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Representation concerning the corporate governance principles for joint-stock companies issuing shares, convertible bonds or bonds with preemptive rights which are admitted to public trading, adopted by the Warsaw Stock Exchange

	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
	GENERAL PRINCIPLES		
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	Yes	*In accordance with §2 item 3 of the Constitution of the Management Board the Management Board's principal objective is to realize the Company's interests, which are understood as building the value of its assets entrusted by its shareholders, with due respect for the rights and interests of parties other than shareholders, who are also engaged in the performance of the Company, especially the Company's creditors and employees.*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	Yes	*The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation, hence PKN ORLEN fully abides by the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association.*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and		*Members of the Company's bodies and the Company's employees exercise their rights and perform their obligations in good faith and with utmost care, within the limits set by law, their objective being*

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	economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**Yes**	*to achieve the economic goals for which the Company was established. The Company's employees have drawn up a code of conduct which is observed in everyday work. Neither the members of the Company's bodies nor the Company's employees engage in any actions which could result in a conflict of interests.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The Company's bodies and the persons chairing General Meetings act in accordance with their respective scopes of competence and in a manner defined in the applicable laws, and refrain from deciding on issues which should be submitted for resolution to courts.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition. In particular, the Company ensures that the auditing services and the advisory services it uses are provided by separate entities, and the expert auditor is selected by the Supervisory Board. In accordance with the Company's internal procedure, making the additional orders for the expert auditor requires the acceptance of the Supervisory Board Audit Committee. That internal procedure enumerates the types of services that can be additionally ordered to the expert auditor.*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Meetings of PKN ORLEN are held in the Company's registered offices in P³ock, but in accordance with the Company's Articles of Association they may also be held in Warsaw. Courses of the General Meetings of PKN ORLEN and thematic conferences are broadcasted via internet, allowing the participation of all interested persons in the Company's events*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be		*Accepting the general idea and the assumptions behind this principle, the Company implemented the appropriate provisions in §1 item 4 and item 5 of the*

PKN ORLEN SA
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	adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	**Yes**	*Constitution of the General Meeting.*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on the date requested by a shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	*The Company implemented the appropriate provisions in §1 item 6 of the Constitution of the General Meeting. Should a necessity to cancel a General Meeting occur in the future and be justified by exceptional circumstances, the Management Board will take steps to minimize the negative consequences of the cancellation for the shareholders.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a relevant register presented to the Company – are authorised to do so. The appropriate provisions in that issue are included in §7 item 2 point c) of the Constitution of the General Meeting.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The		*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the Company's Articles of Association and Constitution of the General Meeting. The Constitution of the General Meeting contain provisions concerning election of*

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	by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	Yes	*members of the Supervisory Board. §14a item 1 of the Constitution of the General Meeting says that upon a motion of shareholders representing at least one fifth of the equity, the Members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups (group voting). Additionally §14a determines in details the rules of electing the Supervisory Board Members in group voting.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	Yes	*In accordance with the Constitution of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the Constitution of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	Yes	*The Constitution of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Constitution of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	Yes	*In accordance with §4 item 3 of the Constitution of the General Meeting the person opening the General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board Member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting.* *The Company will ensure that General Meetings whose agendas include financial matters, in particular approval of financial statements of the Company or its Group, are attended by an auditor prepared to provide explanations or information concerning its audit and opinion.*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting,	Yes	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within their powers, with information and explanations*

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	provide the participants of the meeting with explanations and information concerning the company.		*connected with the issues under consideration.*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*In accordance with the Constitution of the General Meeting the Chairman may order a break, however such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in nature.*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*Accepting the general idea and the assumptions behind this principle, the Company introduced to The Constitution of the General Meeting in §12 item 1a appropriate provisions in this issue. At the same time §12 item 2 of the Constitution of the General Meeting says that proposals concerning the progress of the Meeting and voting are understood and considered as proposals regarding matters of routine, and this include in particular:* *a) limitations, adjournment of discussion* *b) closure of discussion* *c) setting limits on speeches* *d) manner of running the Meeting* *e) ordering breaks during the Meeting* *f) order of covering points in the agenda* *g) order of passing proposals*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General Meeting.	**Yes**	*The Company implemented in §7 item 9a of the Company's Articles of Association a provision saying that the resolution regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with restriction that the shareholders present at the General Meeting who put a motion to include such an issue on the agenda, previously gave approval for its removing or decided not to consider that issue.*

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15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Constitution of the General Meeting as currently in force guarantee to its participants a possibility to present the reasons for their objection with respect to an adopted resolution.*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*In accordance with §10 item 7 of the Constitution of the General Meeting the text of the resolutions should be formulated in such a way that any entitled person who does not agree with the main substance of the matter in the resolution has the possibility to appeal against the resolution.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed issues, and to have those statements included in the minutes at their request.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*In accordance with §2 item 5 of the Constitution of the Supervisory Board, intending to ensure the possibility of accurate evaluation of the Company by the shareholders, and accepting the general idea and the assumptions behind this principle, each year, the Supervisory Board submits to the General Meeting a concise evaluation of the Company's standing. The evaluation should be made available to the Company's shareholders within such a period of time which would allow them to become acquainted with it before the Ordinary General Meeting.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these persons to perform this responsible function by the General Meeting.*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations		*§8 item 5 of the Company's Articles of Association specifies detailed independence criteria for members of the Supervisory Board, that at least two members of the Supervisory Board have to comply with.*

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	with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company[1]; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and • appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.	**No**	*Additionally in accordance with §8 item 9a of the Company's Articles of Association passing resolution regarding: a) any contribution to members of the management board provided by the Company or any related entities, b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them, c) choosing an auditor to review the financial statements of the Company requires the assent of at least half of the independent members of the Supervisory Board as mentioned in § 8 item 5.*
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	*When performing their duties, members of the Supervisory Board act with a view to increasing the Company's value in the interest of all the shareholders. In accordance with §2 item 3 of the Constitution of the Supervisory Board the member of the Supervisory Board while performing his/her duties, first and foremost, should take into the consideration the interest of the Company.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. In addition, permanent Committees have been established within the Supervisory Board, to constantly monitor specific areas of the Company's operations.*

23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*In accordance with §25 of the Constitution of Supervisory Board a Supervisory Board member shall inform the remaining members of the Supervisory Board of any conflict of interests as well as should refrain from participating in discussions and cast the "abstain" vote in case of voting over the resolution on the issue in which the conflict of interests has arisen. The violation of provisions of the previous sentence does not cause invalidity of the Supervisory Board resolution. In case of doubts whether the conflict of interests exists or not, the matter is solved by the Supervisory Board in a manner of the resolution.*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*In accordance with §5 item 4 of the Constitution of the Supervisory Board the Supervisory Board member informs the Company's Management Board on his personal, actual and organisational connections with a Shareholder possessing more than 5% of a total number of votes, in particular with a majority Shareholder. Each information on the above mentioned connections should be made available to public in accordance with the Company's internal procedure.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*In accordance with §22 item 1 of the Constitution of the Supervisory Board the Management Board members are entitled to take part in the Supervisory Board meetings with the exception when matters regarding directly the Management Board or its members, in particular their recalling, responsibilities or remuneration are discussed.*
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accordance with §5 item 5 of the Constitution of the Supervisory Board each member of the Supervisory Board, according to the internal procedures, takes action that would enable the Management Board to present publicly and in an appropriate manner information on a disposal or acquisition of the Company's shares or shares of its dominant entity or subsidiary, and on transactions with such companies provided that such information is relevant for his financial standing.*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the		*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration of all members of the Supervisory Board as well as*

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	company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*individual remuneration of each member is disclosed in the Company's annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.	**Yes**	*The Constitution of the Supervisory Board is available to the public in the Company's website. In accordance with §11 item 2 of the Constitution of the Supervisory Board the following permanent Committees shall operate within the Supervisory Board: Audit Committee, Strategy and Development Committee, Nomination and Remuneration Committee, Corporate Governance Committee. The Constitution of the Supervisory Board determines the rules of selecting, acting and tasks of the committees in details. In accordance with §12 item 3 the Audit Committee shall be composed of at least two independent members and at least one having qualifications and experience in accountancy and finance.*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*In accordance with §27 of the Constitution of the Supervisory Board the agenda of the Supervisory Board meeting specified in the notifications of convening the meeting shall not be amended during the meeting which it concerns. This provisions shall not apply if all members of the Supervisory Board participate in the meeting and all of them agree to proposed amendment. The other reasons for amending the agenda are included in §27 item 4 of the Constitution of the Supervisory Board.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In accordance with §9 item 4 of the Constitution of the Supervisory Board if a Supervisory Board member delegated by the group of shareholders to individually perform supervision tasks shall present the Supervisory Board with a detailed written report on the performance of his/her tasks in time that would enable the Supervisory Board to prepare and approve the Supervisory Board report on its activities for the financial year when such individual supervision was*

			performed.
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Implementation of that rule is confirmed in §5 item 3 of the Constitution of the Supervisory Board. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of resolutions.*
BEST PRACTICES OF MANAGEMENT BOARDS			
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of Association, strategic long-term plans are submitted for approval by the Supervisory Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**Yes**	*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*In accordance with §7 item 2 of the Constitution of the Management Board when conducting transactions with shareholders or other persons whose interests affect the Company's interest, the Management Board and the Members of the Management Board are obliged to take particular care to ensure these transactions are conducted under market conditions.*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should		*In accordance with §3 item 4 of the Constitution of the Management Board a member of the Management Board is bound to demonstrate his / her full loyalty towards the Company and avoid from undertaking any actions from which he / she could personally derive material benefit. In the event of receiving the information about an investment possibility or other*

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	present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*favourable transaction regarding the Company's scope of business, a member of the Board should immediately present such information to the Management Board for the purpose of considering the possibility of the Company taking advantage of it. Such information may be used by the management Board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe the Company's interests.*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	**Yes**	*Members of the Management Board who hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. In accordance with §3 item 7 of the Constitution of the Management Board the members of the Management Board are bound to inform the Supervisory Board of any conflict of interest in connection with the performed functions or of the possibility of arising such conflict of interests.*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**Yes**	*The Nomination and Remuneration Committee's tasks are to support achieving the Company's strategic goals by giving to the Supervisory Board opinions and conclusions regarding the shape of the management structure, including organisational matters, issues on remuneration policy and selection of personnel matching the qualifications necessary to build the Company's success. In particular, the Committee's tasks are the following:* *(a) initiating and giving opinions on solutions regarding the nomination (election) system of the Management Board members,* *(b) giving opinions on submitted by the Management Board solutions regarding the Company's management system, aiming at ensuring effectiveness, cohesion and safety of management of the Company,* *(c) periodic reviewing and giving recommendations on setting rules for the incentive scheme for the Management Board members and senior management, in compliance with the Company's interests,*

			(d) periodic reviewing of remuneration system of the Management Board members and senior management reporting directly to the Management Board members, including managerial contracts and incentives schemes; submitting to the Supervisory Board suggestions on policy concerning managerial contracts and incentives schemes in the context of execution of the Company's strategic goals, *(e) presenting to the Supervisory Board opinions regarding justifications for granting pay against implementation of the Company's particular assignments and objectives,* *(f) assessing the Company's human resources management system.*
39	The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Constitution of the Management Board defines the Management Board's organisation of, the manner in which the Company's issues are to be conducted and the principles upon which the Management Board passes resolutions. The Constitution of the Management Board is available to the public on the Company's website.*
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS			
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The entity performing the function of an expert auditor		*Pursuant to the Company's Articles of Association*

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	should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	*auditors are selected by the Supervisory Board. In accordance with §24 item 10 of the Constitution of the Supervisory Board the Supervisory Board shall select the entity acting as the authorised auditor after taking into account the Audit Committee's recommendations.*
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Company guarantees full disclosure and availability of all the information which is material for the shareholders, unless the disclosure of such information would be contrary to the Company's interest. The main Company's internal regulations, financial statements, published announcements are available at the Company's headquarters and on its website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable and coherent information about the Company.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	**Yes**	*From the time of publication of this statement on the compliance with the corporate governance principles, the Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.*

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[1] The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Selected preliminary data
Released	10:06 28-Jun-06
Number	2842F

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 44/2006 dated June 28th, 2006
Selected preliminary financial and operating data of PKN ORLEN for the period of 1 April 2006 to 31 May 2006.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, respecting the communication transparency and equal access to the information, due to the planned meetings with capital markets representatives, announces selected preliminary unconsolidated and consolidated PKN ORLEN operating and financial data for the period from April 1st, 2006 to May 31st, 2006 (in accordance with IFRS):

	2 months ended May 31st, 2005		2 months ended May 31st, 2006		Change % 2 months	
	PKN ORLEN unconsolidated data	PKN ORLEN consolidated data	PKN ORLEN unconsolidated data	PKN ORLEN consolidated data	PKN ORLEN unconsolidated data	PKN ORLEN consolidated data
Wholesale volume sale (kt) [1,4]	858	1 381	866	1 362	0.9%	-1.4%
Other refinery wholesale volume sales (kt) [4]	212	476	258	557	21.7%	17.0%
Petrochemical volume sale (kt) [4]	144	313	220	356	52.8%	13.7%
Retail volume sale (m liters) [2]	622	958	678	1 023	9.0%	6.8%
Total volume sale (kt) [4]	1 786	3 662	1 851	3 884	3.6%	6.1%
Refinery utilisation ratio[3]	84%	87%	100%	100%	18.8%	15.2%
Crude oil processed (kt)	1 940	2 647	2 305	3 049	18.8%	15.2%

1) Refers to gasoline, diesel, Jet, LHO
2) Refers to retail sales of gasoline, diesel, LPG
3) Refers to deep processing capacity at PKN ORLEN at 13,8 m t/y
4) Refers to PKN ORLEN mother company excluding export

Selected preliminary unconsolidated and consolidated operating and financial data of PKN ORLEN subsidiary's ORLEN Deutschland A.G., for the period from April 1st, 2006 to May 31st, 2006:

	2 months ended on May 31st, 2005	2 months ended on May 31st, 2006	Change % 2 months
Revenues (PLN th.)	1 366 342	1 463 982	7.1%
Sales volumes (th. l)	371 752	378 530	1.8%
Sales / station (th. l)	537	542	0.9%
Earnings before taxes (PLN th.)	5 233	9 357	78.8%
Retail margin (euro cent)	5,11	5,11	0.0%

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	OGM Resolutions
Released	07:00 28-Jun-06
Number	2767F

Regulatory announcement no 42/2006 dated June 27th , 2006

The full text of resolutions passed by OGM as of 27th June 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the resolutions passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 27th June 2006, together with the information regarding the objections submitted to the minutes of the meeting with the indication to the resolutions they regarded to.

RESOLUTION NO 1

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the election of the Chairman of the Ordinary General Meeting

§ 1

Pursuant to Art. 409, § 1 sentence 1 of the Code of Commercial Companies in conjunction with § 5 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects Mr. Andrzej Leganowicz as Chairman of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 2

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the adoption of the agenda of the Ordinary General Meeting

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the following agenda:

1. Opening of the General Meeting.
2. Election of the Chairman of the General Meeting.
3. Statement that the General Meeting was convened properly and is able to adopt resolutions.
4. Adoption of the agenda.
5. Election of the Tellers Committee.
6. Examination of the report of the Management Board from the activity of the Company and the financial statement as well as the motion regarding the distribution of profit for the financial year 2005.
7. Examination of the report of the Management Board from the activity of the Capital Group of Polski Koncern Naftowy ORLEN S.A. and the consolidated financial statement of the Capital Group of Polski Koncern Naftowy ORLEN S.A. for the financial year 2005.
8. Examination of the report of the Supervisory Board from the evaluation of the report of the Management Board from the activity of the Company and the financial statement in respect of their conformity with books and documents and with facts and the motion of the Management Board regarding the distribution of profit from the financial year 2005.
9. Adoption of the resolution regarding the approval of the report of the Management Board from the activity of the Company and the financial statement for the financial year 2005.
10. Adoption of the resolution regarding the approval of the report of the Management Board from the activity of the Capital Group of Polski Koncern Naftowy ORLEN S.A. and the consolidated financial statement of the Capital Group of Polski Koncern Naftowy ORLEN S.A. for the financial year 2005.
11. Adoption of the resolution regarding the distribution of profit for the financial year 2005 and the fixing of the day of dividend and the date of its payment.
12. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Management Board of the Company in 2005.
13. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Supervisory Board of the Company in 2005.
14. Adoption of the resolution regarding the lease-out of property belonging to the Dispatch Plant which constitutes an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant.

15. Adoption of resolutions regarding amendments to the Company Articles of Association and the authorisation of the Supervisory Board to establish the unified text of the amended Articles of Association.
16. Adoption of the resolution regarding the opinion of the Company about the use of Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading.
17. Adoption of the resolution regarding amendments of the Regulations of the General Meeting of the Company and the establishment of the unified text of amended Regulations.
18. Information concerning the implementation of the framework restructuring plan in the 1st quarter of 2006.
19. Changes in the Supervisory Board of the Company.
20. Conclusion of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO. 3

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects the following persons as members of the Tellers Committee:
- Marcin Kaminski
- Agnieszka Milke
- Anna Przewrocka

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 4

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the report of the Management Board from the activity of the Company and the financial statement for the financial year 2005

§ 1

Pursuant to Art. 395 § 2 pt 1 of the Code of Commercial Companies and Art. 45 and Art. 53 par. 1 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after examination and becoming familiar with the opinion of the Supervisory Board of the Company, decides to approve the following reports and statements submitted by the Management Board of the Company:

1. report of the Management Board from the activity of the Company for the financial year 2005;
2. financial statement of the Company for the period from 1 January 2005 till 31 December 2005, covering the following items verified by a certified auditor:

- balance-sheet as on 31 December 2005, showing the amount of 19,210,119,530.36 PLN both on the side of assets and on the side of liabilities (in words: nineteen milliard two hundred ten million one hundred nineteen thousand five hundred and thirty zlotys thirty six grosz);
- profit and loss account for the period from 1 January 2005 till 31 December 2005, showing the total net profit in the amount of 2,527,214,367.72 PLN (in words: two milliard five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys seventy two grosz);
- additional information including the introduction to the financial statement and additional notes and explanations;
- statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2005 by the amount of 1,590,035,385.05 PLN (in words: one milliard five hundred ninety million thirty five thousand three hundred and eighty five zlotys, five grosz);
- cash flow account, showing the decrease of net cash by the amount of 2,482,537.13 PLN (in words: two million four hundred eighty two thousand five hundred and thirty seven zlotys, thirteen grosz).

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO 5

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the report of the Management Board from the activity of the Capital Group and the consolidated financial statement of the Capital Group for the financial year 2005

§ 1

Pursuant to Art. 395 § 5 of the Code of Commercial Companies and Art. 55 and Art. 63c, par. 4 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. approves:

1. report of the Management Board from the activity of the Capital Group for the financial year 2005;
2. consolidated financial statement of the Capital Group for the period from 1 January 2005 till 31 December 2005, covering the following items verified by a certified auditor:
   - consolidated balance-sheet as on 31 December 2005, showing the amount of 33,404,309,962.47 PLN both on the side of assets and on the side of liabilities (in words: thirty three milliard four hundred four million three hundred nine thousand nine hundred and sixty two zlotys, forty seven grosz);
   - consolidated profit and loss account for the period from 1 January 2005 till 31 December 2005, showing the total profit of parent company shareholders in the amount of 4,585,131,517.91 PLN (in words: four billion five hundred eighty five million one hundred thirty one thousand five hundred and seventeen zlotys ninety one grosz);
   - additional information including the introduction to the consolidated financial statement and additional notes and explanations;
   - statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2005 by the amount of 5,681,675,910.47 PLN (in words: five billion six hundred eighty one million six hundred seventy five thousand nine hundred and ten zlotys, forty seven grosz);
   - consolidated cash flow account, showing the increase of net cash by the amount of 396,280,238.20 PLN (in words: three hundred ninety six million two hundred eighty thousand two hundred and thirty eight zlotys, twenty grosz).

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO. 6

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the distribution of profit for the financial year 2005 and the fixing of the day of dividend and the date of its payment

§ 1

Pursuant to Art. 395 § 2 pt 2 of the Code of Commercial Companies and Art. 2 of the Code of Commercial Companies and Art. 89 of the Civil Code and § 7 par. 7 pt 3 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after consideration of the motion of the Management Board and the evaluation of the Supervisory Board, decides to distribute the profit for the year 2005 and the undistributed profit from previous years, resulting from changes adopted in the rules of accountancy, in the following manner:

1. The profit for the year 2005, in the amount of 2,527,214,367.72 PLN (two billion five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz) is distributed as follows:

   - the amount of 597,523,593.22 PLN is appropriated for spare capital (five hundred ninety seven million five hundred twenty three thousand five hundred and ninety three zlotys, twenty two grosz);
   - the amount of 1,924,690,774.50 PLN is appropriated for dividend for shareholders (one billion nine hundred twenty four million six hundred ninety thousand seven hundred and seventy four zlotys, fifty grosz);
   - the amount of 5,000,000.00 PLN is appropriated for the Company Social Benefit Fund (in words: five million zlotys);

   The above specified distribution of profit will be made on condition that PKN ORLEN S.A. finally terminates its participation in the tender for the purchase of shares of Mazeikiu Nafta by 31 March 2007 in such a way that it will not purchase the shares of Mazeikiu Nafta or the right to purchase them.

2. If PKN ORLEN S.A. purchases the shares of Mazeikiu Nafta or the right to purchase them by 31 March 2007, or PKN ORLEN S.A. continues its participation in the tender for the purchase of shares of Mazeikiu Nafta on that day, the profit for the year 2005 in the amount of 2,527,214,367.72 PLN (two billion five hundred twenty seven million two hundred fourteen thousand three hundred and sixty seven zlotys, seventy two grosz) will be distributed as follows:

   - the amount of 2,522,214,367.72 PLN is appropriated for spare capital (two billion five hundred twenty two million two hundred fourteen thousand three hundred and

sixty seven zlotys, seventy two grosz);

- the amount of 5,000,000.00 PLN is appropriated for the Company Social Benefit Fund (in words: five million zlotys);

3. The undistributed profit from previous years resulting from changes adopted in the rules of accountancy (in accordance with Resolution no. 3 of the Extraordinary General Meeting of Polski Koncern Naftowy PKN ORLEN S.A. dated 30 December 2004) in the amount of 858,231,159.18 PLN (eight hundred fifty eight million two hundred thirty one thousand one hundred and fifty nine zlotys, eighteen grosz) is appropriated for the spare capital.

§ 2

Pursuant to Art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. fixes the day of dividend at 1 August 2006 and the date of payment of dividend at 4 May 2007.

§ 3

In the case of fulfilment of the condition referred to in § 1 pt 1, i.e. final termination of participation of PKN ORLEN S.A. in the tender for purchase of shares of Mazeikiu Nafta by 31 March 2007 in such a way that PKN ORLEN S.A. will not purchase the shares of Mazeikiu Nafta or the right to purchase them, the Management Board of the Company is obliged to notify shareholders about this fact by making the relevant statement, which will be published in the form of a current report.

§ 4

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO 7

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Igor Adam Chalupec in the financial year 2005, in connection with the function of the President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 8

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wojciech Andrzej Heydel in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 9

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Cezary Krzysztof Smorszczewski in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 10

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jan Maciejewicz in the financial year 2005, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 11

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Pawe³ Henryk Szymanski in the financial year 2005, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 12

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Dariusz Witkowski in the financial year 2005, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 13

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jacek Adam Bartkiewicz in the financial year 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 14

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Maciej Gierej in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO 15

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Micha³ Stepniewski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 14 November 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

The shareholder Mr. Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION NO 16

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Raimondo Eggink in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

The shareholder Mr. Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION NO 17

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by the late Mr. Krzysztof Aleksy Lis in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 January 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 18

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Ms Ma³gorzata Okonska-Zaremba in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by her during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 19

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Piotr Mariusz Osiecki in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 14 October 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 20

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Ireneusz Wesolowski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 21

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Jozef Zyndul in the financial year 2005, in connection with the function of the Vice-Chairman of the Supervisory Board held by him during the period from 1 January 2005 till 30 March 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

The shareholder Mr. Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION NO. 22

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Andrzej Marian Olechowski in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 29 June 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 23

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Bogus³aw Sek in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 29 June 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 24

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Jozef Obloj in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 14 October 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 25

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the acknowledgement of fulfilment of duties in 2005

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Maciej Pawlowicz in the financial year 2005, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 December 2005 till 31 December 2005.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 26

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the approval of the lease-out of property belonging to the Dispatch Plant constituting an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant

§ 1

Pursuant to Art. 393 pt 3 of the Code of Commercial Companies and § 7 par. 7 pt 7 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. agrees to the lease-out of property belonging to the Dispatch Plant constituting an organised part of the enterprise and the disposal of movables belonging to the Dispatch Plant, according to the rules proposed below.

§2

1. The lease of assets of the Dispatch Plant will be based on the lease rent calculated according to the tax amortisation increased by real property tax, perpetual usufruct fees and insurance.
2. The disposal of movable assets and intangible and legal assets of the Dispatch Plant will be carried out according to the market value assessed by an authorised expert.
3. Real property assets will not be subject to disposal.

§ 3

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO. 27

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 2 par. 2 pt 18 with the text:

"extraction of oil"

shall read as follows:

"extraction and searching of oil, including the provision of services related to the exploitation of oil deposits"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 28

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 pt 19 with the text:

"extraction of natural gas"

shall read as follows:

"extraction and searching of natural gas, including the provision of services related to the exploitation of natural gas deposits"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 29

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 after pt 26 further points are added, which shall read as follows:

"27.conducting of activity in the field of telecommunications and data communications and consultancy in this field, including the conducting of activity which covers fixed-line telephony, telegraphy, mobile telephony, data transmission"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 30

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 after pt 27 further points are added, which shall read as follows:

"28.conducting of activity in the field of information technology, including software editing, other activities related to databases and data processing, consultancy in the field of hardware, maintenance and repair of office and bookkeeping machines and hardware"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 31

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

in § 2 par. 2 after pt 28 further points are added, which shall read as follows:

"29. recruitment and provision of personnel and consultancy in the field of business activity and management"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 32

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 5 with the text:

"At least two members of the Supervisory Board must fulfil the following criteria:

1) the member is not an employee of the Company or Affiliated Entity,
2) the member is not a member of supervisory and managing bodies of the Affiliated Entity,
3) the member is not a shareholder holding 5% or more votes at the General Meeting of the Company or the general meeting of the Affiliated Entity,
4) the member is not a member of supervisory and managing bodies or an employee of an entity holding 5% or more votes at the General Meeting of the Company or the general meeting of the Affiliated Entity,
5) the member is not an ascendant, descendant, spouse, sibling, parent of the spouse or a person related by adoption to any of the persons mentioned in preceding points.

The above conditions must be fulfilled for the entire term of the mandate. The member who did not fulfil or ceased to fulfil these conditions should be immediately recalled.

According to these Articles of Association, the given entity is an „Affiliated Entity", if it is a Parent Company towards the Company, a Subsidiary towards the Company or a Subsidiary towards the Parent Company of the Company.

According to these Articles of Association, the given entity is an „Affiliated Entity" of another entity ("Parent Company") if the Parent Company:
a) holds a majority of votes in bodies of another entity (Subsidiary), also on the basis of agreements with other authorised parties, or
b) is authorised to appoint or recall a majority of members of managing bodies of another entity (Subsidiary), or
c) more than half of members of the management board of the second entity (Subsidiary) are also members of the management board or executives of the first entity or any other entity in a relationship of subordination to the first entity.

A Subsidiary towards the Parent Company of the Company shall also be an entity which is a Subsidiary of another entity in a relationship of subordination to the Parent Company of the Company.

The provisions of this paragraph come into force as of the date of holding the Ordinary General Meeting of Shareholders approving the financial statement of the Company for the year 1999."

shall read as follows:

" At least two members of the Supervisory Board must fulfil the following criteria (the so-called independent members of the Supervisory Board):

1) the member is not an employee of the Company or Affiliated Entity,
2) the member is not a member of supervisory and managing bodies of the Affiliated Entity,
3) the member is not a shareholder holding 5% or more votes at the General Meeting of the Company or the general meeting of the Affiliated Entity,
4) the member is not a member of supervisory and managing bodies or an employee of an entity holding 5% or more votes at the General Meeting of the Company or the general meeting of the Affiliated Entity,
5) the member is not an ascendant, descendant, spouse, sibling, parent of the spouse or a person related by adoption to any of the persons mentioned in preceding points.

Before their nomination to the Supervisory Board, independent members of the Supervisory Board submit to the Company a written declaration of fulfilment of criteria specified above. In the event of a situation preventing the fulfilment of conditions specified above, the member of the Supervisory Board is obliged to notify the Company about this fact immediately. The Company informs Shareholders about the current number of independent members of the Supervisory Board.

If the number of independent members of the Supervisory Board is less than two, the Management Board of the Company is obliged to convene the General Meeting immediately and include an item concerning changes in the Supervisory Board in the agenda of this Meeting. Until changes are made in the panel of the Supervisory Board by adapting the number of independent members to statutory requirements, the Supervisory Board shall act in its current make-up, and the provisions of § 8 par. 9a of these Articles of Association shall not apply.

According to these Articles of Association, the given entity is an „Affiliated Entity", if it is a Parent Company towards the Company, a Subsidiary towards the Company or a Subsidiary towards the Parent Company of the Company.

According to these Articles of Association, the given entity is an „Affiliated Entity" of another entity ("Parent Company") if the Parent Company:
a) holds a majority of votes in bodies of another entity (Subsidiary), also on the basis of agreements with other authorised parties, or

b) is authorised to appoint or recall a majority of members of managing bodies of another entity (Subsidiary), or
c) more than half of members of the management board of the second entity (Subsidiary) are also members of the management board or executives of the first entity or any other entity in a relationship of subordination to the first entity.

A Subsidiary towards the Parent Company of the Company shall also be an entity which is a Subsidiary of another entity in a relationship of subordination to the Parent Company of the Company.

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 33

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 9a with the text:

"The adopting of resolutions in the following matters:
a) provision of services of any kind by the Company and any Affiliated Entities related to the Company in favour of members of the Management Board,
b) approval of the conclusion by the Company or its subordinated entity of an important agreement with the Affiliated Entity related to the Company, a member of the Supervisory Board or the Management Board and with their affiliated entities,
c) choice of a certified auditor for the examination of the financial statement of the Company
requires approval from at least half of independent members of the Supervisory Board which are referred to in § 8 par. 5."

shall read as follows:

"The adopting of resolutions in the following matters:
a) provision of services of any kind by the Company and any Affiliated Entities related to the Company in favour of members of the Management Board,
b) approval of the conclusion by the Company or its subordinated entity of an important agreement with the Affiliated Entity related to the Company, a member of the Supervisory Board or the Management Board and with their affiliated entities,
c) choice of a certified auditor for the examination of the financial statement of the Company
requires approval from at least half of independent members of the Supervisory Board, subject to the provisions of § 8 par. 5".

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 34

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

§ 8 par. 12 pt 4 a) with the text:

> "activities performed as a part of ordinary management, including in particular all activities the subject of which is the trade of oil and oil derivative products and all activities which obtained a favourable opinion from the Supervisory Board in annual technical & economic plans".

shall read as follows:

> "activities performed as a part of ordinary management, including in particular all activities the subject of which is the trade of oil and oil derivative products and all activities which obtained a favourable opinion from the Supervisory Board in annual financial plans"

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 35

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments to the Company Articles of Association

§ 1

Pursuant to Art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendment to the Company Articles of Association:

after § 9, § 9a is added, with the title "Observers" and the text:

„1. Until the minister competent in the matters of the State Treasury or any other minister exercises rights from shares of PKN ORLEN S.A. belonging to the State Treasury, the competent minister may designate one or two Observers in the Company.
2. Specific rules of functioning of Observers are set forth in the Regulations of the General Meeting, the Regulations of the Supervisory Board and the Regulations of the Management Board."

§ 2

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

RESOLUTION NO. 36

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding authorisation to establish the unified text of the Company Articles of Association

§ 1

Pursuant to Art. 430 § 5 of the Code of Commercial Companies, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. authorises the Supervisory Board to establish the unified text of the amended Articles of Association of Polski Koncern Naftowy ORLEN S.A.

RESOLUTION NO. 37

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the opinion of the Company about the use of Corporate Governance Principles

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after becoming familiar with the opinion of the Supervisory Board, accepts the opinion of the Company about the Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading and, therefore, changes its opinion expressed in the Resolution no. 55 of the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 29 June 2005.

The detailed content of the Corporate Governance Principles and the opinion of the Company about the use of these principles is included in the appendix to this Resolution.

§ 2

This Resolution comes into force as of the date of its adoption.

Appendix to Resolution No 37 OGM as of June 27th, 2006

	PRINCIPLE	YES/ NO/ PARTIALLY	P
		GENERAL PRINCIPLES	
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	Yes	*In accordance Management principal obj interests, whi of its assets respect for tl than sharehc performance Company's cı*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	Yes	*The Compan interests of a one person o abides by tl respecting the law and the C*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	Yes	*Members o Company's perform their care, within tl to achieve the was establisl drawn up a everyday w Company's t engage in an of interests.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	Yes	*The Compar General Me respective sc defined in tl deciding on resolution to c*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert		*In choosing services, incl auditor, the*

	auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	Yes	*procedures tc and the ot competition. I the auditing uses are pr expert audito In accordar procedure, m auditor requi Board Audit enumerates additionally oi*
BEST PRACTICES OF GENERAL MEETINGS			
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	Yes	*General Mee Company's accordance Association th Courses of th thematic con allowing the the Company*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	Yes	*Accepting th behind this p appropriate p Constitution o*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	Yes	*Respecting th the Compa Management account the s which a Ger there are ob objective rea cannot be shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	Yes	*The Comp provisions in General Mee General Meet exceptional c will take steps of the cancell*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any	Yes	*The right to a by the Com Company is prepared an provisions of accordance*

	additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.		*register prese to do so. The included in § the General M*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**Yes**	*General Mee compliance w Company's A the General M Meeting cont members of the Constitut upon a motio one fifth of Supervisory Meeting of S separate gro determines i Supervisory E*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*In accordanc Meeting a p initiates the n chairman. C presiding ove Association Meeting prov other powers Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*The Constitut powers and Meeting to t correct condu rights of all established Articles of A General Meet*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	*In accordanc the General M Meeting of Sh a Manageme at a General absence, if person openi The Compan whose agend approval of fi its Group, ar provide expla audit and opir*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Members of Supervisory E make every e their powers connected wi*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and	**Yes**	*Members of Supervisory General Me information to under the*

	certain information cannot be provided otherwise.		*reporting oblig*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	Yes	*In accordanc Meeting the such a break the effective the exercise such break is*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	Yes	*Accepting th behind this p Constitution appropriate p §12 item 2 of says that pro Meeting and as proposals include in par. a) limit b) closu c) settir d) man e) orde f) orde g) orde*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General Meeting.	Yes	*The Compan Company's A that the res consider an adopted only The resolutio agenda or a on the agend votes, with re the General such an iss approval for that issue.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	Yes	*The Constitut in force guar present the re an adopted re*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	Yes	*In accordanc the General M be formulate who does no matter in the against the re*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	Yes	*During Gene absolutely fr connection w those statem request.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all		*In accordanc Supervisory B of accurate*

PKN ORLEN SA
SEC File
82-5036

	shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	Yes	*shareholders, assumptions Supervisory E concise evalu evaluation s Company's sl which would a before the Or*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	Yes	*Members of t those consid competent tc entrust the Co trust in the m is manifest ir these person the General M*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company[1]; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and • appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.	No	*§8 item 5 of specifies det of the Superv of the Superv Additionally i Company's A regarding: a) any contri board provid entities, b) giving pern between the with entities supervisory b with entities r c) choosing statements of requires the a members of t Board as mer*
21	A supervisory board member should, above all, bear in mind the interests of the company.	Yes	*When perfor Supervisory E Company's shareholders. Constitution c the Supervis duties, first consideration*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	Yes	*Acting as pai of a joint-sto and exercisin and the Comp of the Super how individua*

			other signific Committees Supervisory areas of the C
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	Yes	In accordanc Supervisory shall inform Supervisory E as should refr cast the "abs resolution or interests has previous sen Supervisory whether the matter is so manner of the
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	Yes	In accordanc the Supervis member infor on his pe connections than 5% of a a majority S above menti available to p internal proce
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	Yes	In accordanc the Supervis members are Board meetir regarding di members, in or remunerati
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	Yes	In accordance the Superviso Supervisory E procedures, t Management appropriate m acquisition of dominant enti with such con is relevant for
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	Yes	Remuneratior does not cons Company's b all members c individual rem in the Compa
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two		The Constitut to the public i with §11 item

	committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.	Yes	Board the fol operate withir Committee, S Nomination a Governance (The Constitut the rules of se committees ir the Audit Con two independ qualifications finance.
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	Yes	In accordance Supervisory E Board meetin convening the the meeting w not apply if al participate in proposed am amending the the Constituti
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	Yes	In accordanc the Supervis member dele individually p the Supervisc on the perforr enable the approve the S for the fin supervision w
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	Yes	Implementatic of the Con Members of t in their decisi resolutions.
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	Yes	The Managen strategy for operations, effectiveness system. In a Company's A plans are sul Board.
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into	Yes	When mak Management in accordance shareholders knowledge ar

	account.		
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*In accordanc the Manag transactions whose intere Management Management care to ensu under market*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*In accordanc the Manage Management full loyalty tc undertaking ε personally de receiving th possibility or the Company Board should to the Man considering t advantage of management third party o Board and c Company's in*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	**Yes**	*Members of ORLEN's sh shareholders Company s contribute to t*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*To date there a Manageme in the Mana item 7 of the the members inform the S interest in co of the possibi*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**Yes**	*The Nominati are to suppo goals by givin conclusions r structure, inc remuneration matching the Company's s tasks are the (a) initiating regarding the Management (b) giving opi Board solu management effectiveness, the Company (c) periodic re setting rules Management management,*

			interests, (d) periodic r Management management Board memb incentives sc Board sugge contracts anc execution of t (e) presentin regarding ju implementatic assignments (f) assessin management
39	The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	The aggrega Management remuneration Board, is disc
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	The Constitu the Managem in which the and the prir Board passe Management Company's w
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY IN		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	The Superviso regard for the i itself as well as auditor.
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	The Company auditors are ch
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	Pursuant to t auditors are s accordance wit Supervisory Bc the entity actin into account the
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	The Company and not app subsidiaries as

45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	Yes	*Having regarc shareholders, t utmost care to privileged shoui*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	Yes	*The Compan; availability of a the shareholdı information wc interest. The , financial stater available at thı website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	Yes	*PKN ORLEN procedures wh. reliable and cof*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	Yes	*From the time compliance wit. the Manageme utmost care tc market of any c such manner ε Management L Warsaw Stock l*

RESOLUTION NO. 38

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding amendments of the Regulations of the General Meeting of the Company and the establishment of the unified text of amended Regulations

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to make the following amendments to the Regulations of the General Meeting of the Company:

1) in § 9 paragraph 5 of the following wording is added:
"The Observer nominated by the minister competent for the matters of the State Treasury has the right to participate in the General Meeting."
2) § 14 with the following text:
"1. Before starting the election to the Supervisory Board, the General Meeting establishes in each case the number of members of the Supervisory Board at the request of the Chairman, including the number of members who fulfil the requirements set forth in § 8 par. 5 of the Articles of Association. The General Meeting elects all members of the Supervisory Board, excluding the member appointed by the State Treasury.
2. The election to the Supervisory Board starts from the election of the Chairman of the Supervisory Board, and then members of the Supervisory Board fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association and the remaining members are elected.
3. Candidatures for the Chairman and other members of the Supervisory Board can be submitted by each member of the General Meeting. Candidatures for the Chairman and for members of the Supervisory Board are submitted to the protocol together with their brief justification. Candidatures for members fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association are submitted together with a written statement of the candidate that he fulfils the requirements set forth in § 8 par. 5 of the Articles of Association.
4. Submitted candidatures are entered into three separate lists of candidates: for the Chairman of the Supervisory Board, for members fulfilling the requirements set forth in § 8 par. 5 of the Articles of Association and for other members of the Supervisory Board. The candidate is entered into the list after submission of his written consent to his own candidature to the Chairman or after his oral statement entered into the protocol that he agrees to be a candidate and that he fulfils the conditions specified in Art. 18 of the Code of Commercial Companies.
5. Lists of submitted candidatures for members of the Supervisory Board are prepared by the Chairman in alphabetical order.
6. The election to the Supervisory Board is held by way of secret ballot in alphabetical order, where votes are cast separately for each candidate within each list of candidates.
7. The candidate who received the biggest number of votes "in favour of" from among

candidates for the Chairman is elected as Chairman of the Supervisory Board. The candidates who received successively the biggest number of votes "in favour of" within lists referred to in par. 4 of this article and within the number of members of the Supervisory Board established according to par. 1 of this article are elected as members of the Supervisory Board. Resolutions regarding the choice of the Chairman and other members of the Supervisory Board are adopted by an absolute majority of votes.

8. If the candidates qualified to the Supervisory Board received an equal number of votes, or did not receive the required absolute majority of votes, the Chairman orders a supplementary voting. In such case, the person who received the biggest number of votes "in favour of" while meeting the requirement of the absolute majority of votes is considered elected.

shall read as follows:

"1. Before starting the election to the Supervisory Board, the General Meeting establishes in each case the number of members of the Board at the request of the Chairman. The General Meeting elects all members of the Supervisory Board, excluding the member appointed by the State Treasury.
2. The election to the Supervisory Board starts from the election of the Chairman of the Supervisory Board, and then the remaining members of the Supervisory Board.
3. Candidatures for the Chairman and other members of the Supervisory Board can be submitted by each member of the General Meeting. Candidatures for the Chairman and for members of the Supervisory Board are submitted to the protocol together with their brief justification. In addition, a written statement of the candidate for the member of the Supervisory Board is attached, in which he agrees to be a candidate for the member of the Supervisory Board, together with the information whether he fulfils the requirements set forth specifically in Art. 18 of the Code of Commercial Companies. Candidatures for members fulfilling the criteria set forth in § 8 par. 5 of the Articles of Association are submitted together with a written statement of the candidate that he fulfils the criteria set forth in § 8 par. 5 of the Articles of Association and in Art. 18 of the Code of Commercial Companies. The statement form for candidates for members of the Supervisory Board is available in the Office of the Management Board of the Company and on web sites of the Company.
4. Lists of submitted candidatures for members of the Supervisory Board are prepared by the Chairman in alphabetical order.
5. The election to the Supervisory Board is held by way of secret ballot in alphabetical order, where votes are cast separately for each candidate.
6. The candidate who received the biggest number of votes "in favour of" from among candidates for the Chairman is elected as Chairman of the Supervisory Board. The candidates who received successively the biggest number of votes "in favour of" within the number of members of the Supervisory Board established according to par. 1 of this article are elected as members of the Supervisory Board. Resolutions regarding the choice of the Chairman and other members of the Supervisory Board are adopted by an absolute majority of votes.
7. If the candidates qualified to the Supervisory Board received an equal number of votes, or did not receive the required absolute majority of votes, the Chairman orders a supplementary voting. In such case, the person who received the biggest number of

votes "in favour of" while meeting the requirement of the absolute majority of votes is considered elected.

8. Upon completion of the procedure of election of members of the Supervisory Board, the Chairman of the General Meeting informs shareholders about the number of members of the Supervisory Board fulfilling the criteria referred to in § 8 par. 5 of the Company Articles of Association."

§ 2

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the unified text of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A. in the wording specified in the appendix to this Resolution.

§ 3

This Resolution comes into force as of the date of its adoption, with effect from the day of its registration.

Appendix to Resolution No 38 OGM as of June 27th, 2006

REGULATIONS OF THE GENERAL MEETING OF PKN ORLEN S.A.

§1
[Introduction]

1. The General Meeting shall be called and arranged following procedure and terms specified in the Code of Commercial Companies and in the Company Articles of Association.
2. The General Meeting shall be held in compliance with the provisions of the Code of Commercial Companies, the Law on Public Trade in Securities, Company Articles of Association and these here Regulations.
3. The Management Board shall perform actions related to servicing the General Meeting, with an option to commission such actions with a unit specialised in such services. Such commission may in particular relate to arrange voting and counting the votes with computerised devices.
4. Any request submitted by authorised units to call the General Meeting and to place specific issues on its agenda shall be duly justified.
5. Draft resolutions proposed for adoption by the General Meeting and other important documents should be presented to the Shareholders prior to the General Meeting, supported by a justification and opinion of the Supervisory Board, at a time enabling the shareholders to get acquainted with such documents and to evaluate them.
6. A General Meeting with an agenda including specific issues placed there on request of authorised entities, or called following such request, may be cancelled only with the consent of the requesting parties. In other instances, the General Meeting may be cancelled if it cannot be held due to extraordinary obstacles or when it is clearly of no substance. The General Meeting is cancelled and possibly postponed following the procedure used for its calling, in a manner resulting in the least possible negative effects for the Company and Shareholders. The General Meeting may be called and postponed not later than in three weeks before its originally scheduled date.

§2
[Definitions]

Terms used in these Regulations shall be understood in the following manner:

1. The Deposit Bank – a deposit bank which has issued Deposit Bills pursuant to a Deposit Agreement executed with the Company;
2. Deposit Bills - deposit bills issued by the Deposit Bank in connection with Company shares;

3. The Law on Public Trade in Securities – Act of August 21st, 1997 – The Law on Public Trade in Securities (Journal of Law No 118, item 754 with subsequent amendments);
4. The Chairman – the Chairman of the General Meeting;
5. The Supervisory Board – the Board of Supervision of the Company;
6. Regulations – these here Regulations adopted by a Resolution of the General Meeting;
7. The Articles of Association – the Company Articles of Association;
8. The General Meeting – the General Meeting of Polish Petroleum Concern ORLEN S.A
9. Participant in the General Meeting – a shareholder authorised to participate in the General Meeting or his/her representative
10. The Management Board – the Management Board of the Company.

§3

[The List of Shareholders]

1. The List of Shareholders authorised to participate in the General Meeting shall be made and executed by the Management Board.
2. Such List shall include:
   a. names and surnames or companies (company names) of shareholders authorised to participate in the General Meeting,
   b. their places of residence or registered seats; individuals may specify their address for correspondence instead of their address of residence.
   c. the number and type of shares and the number of votes pursuant to them.
3. While making the list of points 1 and 2, the Management Board shall take into account restrictions of the right of vote specified in § 7 point 11 of the Company Articles of Association.
4. A Shareholder who at the same time holds Deposit Bills is entitled to avail of his right of vote pertaining only to the shares which, when added to the shares possibly resulting from the exchange of Deposit Bills on which he instructed the Deposit Bank re voting, would entitle him to exercise an aggregate number of votes not exceeding 10% of total number of votes.
5. A holder of Deposit Bills who is at the same time a Shareholders and who instructed the Deposit Bank re voting pursuant to the Deposit Bills which when exchanged into shares would entitle him to exercise at least 10% of the total number of votes shall not be entitled to exercise at the General Meeting his right of vote pertaining to the shares registered with him.
6. The exercise of the right of vote by a subsidiary shall be considered as the exercise of the right of vote by the dominating entity as envisaged by the Law on Public Trade in Securities.
7. If the Management Board justifiably suspects that the right of vote of a shareholder should be limited due to an infringement of Art. 147, 149 or 150 of the Law on Public Trade in Securities or due to the failure to disclose the dependency or domination relationship between shareholders, the Management Board should undertake actions aiming to explain

the issue, while notifying on it the shareholders concerned; the Management Board may also submit the case to competent organs of administration or the court in order to establish the number of votes to which a shareholder or shareholders are entitled.

8. The list of shareholders shall be displayed in the offices of the Management Board for three business days directly preceding the day on which the General Meeting is scheduled, between 8 a.m. and 3 p.m. and in the site where the General Meeting is to be held, throughout its meeting.

§4

[Opening of the General Meeting]

1. The General Meeting shall be opened by the President of the Supervisory Board or his deputy and in case of their absence, the President of the Management Board or a person appointed by the Management Board.
2. The person opening the General Meeting is entitled to make all order-related decisions indispensable for the commencement of the meeting.
3. The person opening the General Meeting shall inform the participants about presence of a Notary Public to take minutes of the General Meeting. In addition to that, the person opening the General Meeting shall inform of the absence of a Member of the Management Board or Supervisory Board at the General Meeting giving reasons for the absence, if such information has been delivered to the person opening the General Meeting.
4. The person opening the General Meeting shall immediately have the Chairman of the Meeting elected, while refraining from providing any solutions related to formal issues or the subject matter.

§5

[Election of the Chairman]

1. The Chairman shall be elected from among persons present at the General Meeting.
2. Each participant in the General Meeting is entitled to have entered into the minutes one candidate for the position of the Chairman. Persons entered in the minutes shall be recorded on a list of candidates, subject to their consent.
3. The Chairman shall be elected in secret ballot by voting for each candidate separately, in alphabetic order. The person who collects the highest number of votes for shall be elected Chairman, provided that the Resolution on electing the Chairman is passed with the absolute majority of votes.
4. The Person opening the General Meeting shall ensure that the voting procedure is correct, shall announce results of the vote and shall hand over the chairmanship of the Meeting to the newly elected Chairman.

§6

[Competences of the Chairman]

1. Chairman of the General Meeting chairs it pursuant to the agreed agenda and in compliance with the provisions of these Regulations. The Chairman shall ensure effective course of the debate and respect for the rights and interests of all shareholders. The Chairman should in

particular oppose any abuse of rights by participants in the General Meeting and should ensure that rights of minority shareholders are duly respected.

2. Obligations of the Chairman of the General Meeting shall in particular include:

   a. ensuring efficient and correct course of the debate and vote,
   b. ensuring that the debate pertains to the subject matter,
   c. giving the floor to speakers,
   d. ordering the vote, ensuring that it proceeds duly, executing all documents concerning the results of vote and announcing results of vote,
   e. ordering a break in the debate; ordering such a break cannot aim at making it difficult for shareholders to exercise their rights,
   f. issuing appropriate order-ensuring decisions in the meeting room,
   g. ensuring that the agenda is completed,
   h. solving doubts concerning the regulations.

3. If necessary, the Chairman may appoint Secretary of the General Meeting from among participants in the General Meeting. The Secretary shall assist the Chairman in performing his obligations.

4. The Chairman shall execute the minutes of the General Meeting immediately after such minutes are made by the Notary Public.

5. The Chairman may resign from his function only for material reasons.

§7

[Making the List of Attendance]

1. Chairman of the General Meeting, immediately after the election, shall execute the list of attendance which is a list of participants in the General Meeting specifying the number of shares owned by every participant and the number of votes they can exercise

2. While making the list of attendance, it is necessary to:

   a. check whether a shareholder is entitled to participate in the General Meeting,
   b. check the identity of the shareholder or his representative using his/her ID card, passport or some other credible document,
   c. check correctness of the powers of attorney or other powers to represent the shareholders at the General Meeting; it shall be assumed that documents confirming in writing the right to represent the shareholder at the General Meeting stand in compliance with the law and do not require confirmation, unless their authenticity or validity gives rise to doubts of the Management Board or the Chairman of the General Meeting.
   d. obtain signature of shareholders or their representatives at the list of attendances,
   e. give to shareholders or their representatives an appropriate magnetic card for voting or any other document used to vote.

3. Appeals concerning the right to participate in the General Meeting shall be directed to its Chairman.

4. Upon request of shareholders holding one tenth (1/10) of basic capital represented at the General Meeting, the list of attendance shall be verified by a committee appointed for the purpose, composed of at least three persons. Applicants are entitled to appoint one member of the committee.

5. Every participant in the General Meeting is entitled to have one candidate recorded in the minutes. Proposed candidates shall be recorded on the list of candidates subject to their consent.
6. The ballot shall be secret and carried separately on each candidate, in alphabetic order. The candidates who receive the highest number of votes for shall be considered appointed, provided that the Resolution on the appointment is passed with the absolute majority of votes.
7. The list of attendance shall be displayed throughout the whole General Meeting until its closure. Persons making the list of attendance are obliged to record on it any changes in the composition as well as number of represented shares before every ballot.
8. After signing the list of attendance, the Chairman shall confirm that the General Meeting is called duly and correctly and is able to undertake resolutions, then he shall present the agenda and order the election of the Tellers Committee.

§8

[Election of the Tellers Committee and its Obligations]

1. The Tellers Committee shall be composed of three persons elected by the General Meeting.

1a. Candidates for the Tellers Committee are appointed by the Chairman of the General Meeting. The ballot on the candidates is carried *en bloc* as secret ballot. The Resolution on the election must be passed with absolute majority of votes. Upon request of any participant in the General Meeting, the election of the Tellers Committee shall follow the procedure specified below.

2. Every participant in the General Meeting is entitled to have one candidate recorded in the minutes. Proposed candidates shall be recorded on the list of candidates subject to their consent.
3. The ballot shall be secret and carried separately on each candidate, in alphabetic order. The candidates who receive the highest number of votes for shall be considered appointed, provided that the Resolution on the appointment is passed with the absolute majority of votes.
4. Tasks of the Tellers Committee include ensuring the correctness of the voting procedure, tallying the votes and announcing ballot results to the Chairman.
5. If the voting procedure is deemed incorrect, the Tellers Committee is obliged to notify the Chairman on the fact forthwith, providing at the same time its recommendations concerning further actions.
6. Documents with results of each ballot shall be signed by all members of the Tellers Committee and the Chairman.
7. Provisions concerning the election of the Tellers Committee shall enter in force as of the General Meeting following the General Meeting which will have passed these here Regulations.

§9

[Participation in the debate of Members of the Management Board and Supervisory

Board and other persons]

1. Members of the Management Board and Supervisory Board are entitled to participate in the General Meeting without invitation even if they are not shareholders. Members of the Management Board and Supervisory Board whose mandates expired before the day of the General Meeting and who performed their functions in trade year for which the Ordinary General Meeting is to pass a report of the Managing Board and the financial report are entitled to participate in the General Meeting.
2. Other persons invited by the organ calling the General Meeting or invited to the debates by the Chairman, in particular being chartered accountants, legal and financial advisors or employees of the Company, are also entitled to participate in the General Meeting.
3. The Management Board is obliged to ensure that an independent expert on commercial law issues is present at every General Meeting.
4. Members of the Management Board and Supervisory Board and the chartered accountant shall, within the scope of their competence and within the range of issues discussed at the General Meeting, provide to participants in the General Meeting explanations and information on the Company. Questions by participants in the General Meeting shall be answered while taking into account the fact that the company meets its obligations concerning information in a manner pursuant to the Law on public trade in securities, and no series of information can be provided in a manner other than pursuant to the law referred herein.
5. The General Meeting may be attended by an Observer appointed by a Minister appropriate for the issues of State Treasury.

§10

[The Course of the Debate]

1. The General Meeting may pass Resolutions on removing particular issues from the agenda or on changing the order of issues on the agenda. A Resolution on removing individual issues from the agenda shall be passed only for material and substantial reasons. Any motions on such issue shall be accompanied by detailed justification. A Resolution on removing a specific issue from the agenda may be taken only with the consent or on the request of an entity which requested placing this particular issue on the agenda.
2. After presenting every subsequent issue on the agenda, the Chairman of the General Meeting shall open a discussion, giving the floor to debaters in order of submitting requests. With the consent of the General Meeting, a number of issues on the agenda can be discussed at the same time.
3. The Chairman can give the floor out of the established sequence to Members of the Management Board, Members of the Supervisory Board and invited experts.
4. Speeches can only be made on issues related to the agenda and being currently under consideration.
5. While considering each particular issue on the agenda, each shareholder is entitled to one 5-minute speech and 3-minute reply. The Chairman may limit the time of speeches to 3 minutes and the time of replies to 2 minutes.

6. After passing a Resolution, a shareholder objecting the Resolution is entitled to justify briefly his objection.
7. Resolution of the General Meeting shall be formulated in the manner allowing every authorised person who does not agree with the substance of the solution which constitutes the object of the Resolution, to bring the Resolution to court.

§11

[Proposed amendments]

1. Participants in the General Meeting are entitled to propose amendments and additions to draft resolutions placed on the agenda of the General Meeting , until discussion is closed on the issue on the agenda concerning draft resolution in question.
2. The proposals, supported by brief justification, shall be submitted to the Chairman in writing, separately for each draft Resolution, specifying the name and surname of person submitting the proposal.

§12

[Order-related Issues]

1. The Chairman may give the floor to participants to discus order-related issues out of the established sequence. Motions on order-related issues may be submitted by every participant in the General Meeting.

1a. Ballot on order-related issues may concern only issues related to managing the debate of the General Meeting. This procedure shall not be used for resolutions which may affect the Shareholders' execution of their rights.

2. Motions on order-related issues shall be considered motions concerning the procedure of debating and balloting, in particular concerning:
   a. restrictions, postponement of the debate,
   b. closing the debate,
   c. limiting the time for speeches,
   d. the manner of managing the debate,
   e. ordering a break in the debate,
   f. changing the order of issues on the agenda,
   g. the order of passing resolutions on the motions.
3. The Chairman shall order a vote on submitted motions concerning order-related issues.

§13

[Ballot]

Ballots shall be open, with the reservation of provisions of point 2.

2. Secret ballots shall be ordered:
   a. on elections and on motions on recalling members of Company organs or liquidators,
   b. on motions on prosecuting members of Company organs or liquidators,

   c. on personnel-related issues,
   d. even if one participant in the General Meeting requests so.

3. After closing the debate on all issues on the agenda, before taking the vote, the Chairman shall announce motions concerning the contents of Resolutions and shall establish the order of voting. The ballot shall be taken on each motion in order of their submission.

4. The ballot shall be taken with a computerised system of voting and vote tallying, which shall ensure that the number of votes submitted is equal to the number of owned shares and shall eliminate – in the instance of secret ballot – an option to identify the votes submitted by individual shareholders.

§14

[Election of the Supervisory Board]

1. Before commencing the election of the Supervisory Board, the General Meeting , upon a motion of its Chairman, shall each time determine the number of members in the Board. The General Meeting shall elect all members of the Supervisory Board with the exception of the member appointed by the State Treasury.
2. Election to the Supervisory Board shall commence with the election of the President of the Supervisory Board and continue with the election of other members of the Supervisory Board.
3. Every participant in the General Meeting is entitled to submit candidates for the President and other Members of the Supervisory Board. Candidates for the President and other Members of the Supervisory Board shall be submitted to be recorded in the minutes and supported with brief justification. Such submission shall be also accompanied by a written statement by the candidate for the Member of the Supervisory Board expressing his consent for being a candidate for membership in the Supervisory Board including information whether he or she meets requirements determined in particular by Art. 18 of the Code of Commercial Companies. Candidates for Members meeting requirements of § 8 point 5 of the Articles of Association shall be submitted together with a written statement by the candidate expressing his or her consent for being a candidate for membership in the Supervisory Board including information that he or she meets requirements determined in § 8 point 5 of the Articles of Association and Art. 18 of the Code of Commercial Companies. A template of statements by candidates for Members of the Supervisory Board is available at the Office of the Management Board of the Company and at the Company website.
4. Lists of candidates for Members of the Supervisory Board shall be made by the Chairman, in alphabetic order.
5. Election to the Supervisory Board shall be made by secret ballot on each candidate separately, in alphabetic order.
6. The candidate for the President of the Supervisory Board who obtained the highest amount of votes for, from among all such candidates, shall be considered elected President of the Supervisory Board. The candidates for Members of the Supervisory Board who obtained in turn the highest number of votes for, within the number of Members of the Supervisory Board determined pursuant to point 1 of this provision, shall be considered as elected Members of the Supervisory Board. Resolutions on electing the President and other Members of the Supervisory Board shall be passed with the absolute majority of votes.
7. If any candidates qualified to become Members of the Supervisory Board obtain equal

number of votes, or fail to obtain the required absolute majority of votes, the Chairman shall order a supplementary vote. The person who obtains the highest number of votes for, while meeting the requirement of absolute majority of votes, shall be considered elected.

8. Chairman of the General Meeting, after closing the procedure of electing Members of the Supervisory Board, shall inform the shareholders on the number of Members of the Supervisory Board meeting requirements of § 8 point 5 of the Company Statues.

§ 14 a
[Election of the Supervisory Board in Group Ballot]

1. Upon the motion by shareholders representing at least one-fifth (1/5) of basic capital, the Supervisory Board may be performed by the upcoming General Election by voting of separate groups ("group ballot").
2. The motion of point 1 shall be submitted to the Management Board in writing, at the time enabling to place the issue of electing the Supervisory Board by group ballot on the agenda of the General Meeting.
3. Before electing the Board by group ballot, the General Meeting shall determine the number of Members of the Supervisory Board..
4. Chairman of the General Meeting, before ordering group ballot, shall inform the General Meeting on the attendance, general number of shares held by shareholders attending the Meeting and the number of shares required to establish a group entitled to elect a Member of the Supervisory Board, and then orders a break in the debate to allow the establishment of groups.
5. Persons representing at the General Meeting the part of shares which results from the division of the total number of represented shares by the number of Members of the Supervisory Board, may establish a separate group in order to elect one Member of the Supervisory Board; they shall not, however, participate in electing other Members of the Board.
6. Establishment of a group consists in determining its composition and appointing a Group Chairman. A Group Chairman is not appointed if a group consists of one shareholder. After the end of the break, the Group Chairmen deliver to the Chairman of the General Meeting a written notice confirmed with signatures of Shareholders or their representatives, including:

   a) the name of the chairman of the group,

   b) membership in the group, determining the number of shares represented by each Shareholder.

   A Shareholder may change his or her decision on group membership only in relation to removing irregularities pursuant to point 7.
7. The Chairman of the General Meeting shall examine the correctness of establishing the group; and should any irregularities be discovered, particularly with respect to the membership of one shareholder in more than one group, the lack of signatures or unsatisfactory number of members in the group, he shall order an additional break to remove the said irregularities. The removal of irregularities may consist in introducing a change, in supplementing or submitting a new statement on the establishment of a group or groups.
8. After completing this procedure, the Chairman of the General Meeting shall announce the list

of groups and members in each group, as well as the voting order. The voting order shall be established by drawing lots. Groups of Shareholders representing insufficient share in basic capital shall be skipped in the announcement. The provision of the preceding sentence shall be applied accordingly to Shareholders entered in two or more groups.

The decision of the Chairman in the above issues can be appealed against before the General Meeting.

9. By decision of the Chairman of the General Meeting and chairman of the group, if no objection is raised by any member of any of the two groups, a group voting at the given moment can be joined by another group which has not voted yet, in order to perform joint election. If, in the result of such merger, the groups are entitled to elect a higher number of Members in the Supervisory Board than resulting from their separate rights, the Chairman of the General Meeting shall inform the General Meeting on the merger of groups and shall introduce due corrections to his or her previous announcement.

10. If a Shareholder has joined more than one group and the irregularity is not removed in spite of ordering another break, or if it has been overlooked, the Shareholder may vote only in the group that submits vote as first in the voting sequence. Shares held by the Shareholder concerned are ignored while establishing the number of shares in the remaining groups joined by such Shareholder.

11. The debate and voting in particular groups is ordered by the Chairman of the General Meeting and managed by group chairmen. Debates and voting are held in the room where the General Meeting is held. All participants in the General Meeting may be present in the room, while the group chairman may submit a motion on ordering a break of up to 15minutes in order to enable confidential discussion of members of the group. Directly after opening discussion within a group, of after such break, the group may resign from voting, provided that none of its members raises an objection.

12. Activities of the group chairman, group discussion and voting shall be governed by applicable provisions and regulations concerning the function of the Chairman of the General Meeting and the debate and voting at the Meeting (the provisions concerning election to the Supervisory Board shall take precedence), with the exception that each share is equivalent to one vote for each shareholder, irrespective of any statutory privileges and restrictions.

In the course of the discussion, a group may, by majority of votes, remove its chairman or accept his or her resignation and elect a new chairman. Chairmen of merged groups act jointly, unless one of them resigns.

13. If group election fails to result in appointing all Members of the Supervisory Board, the Chairman of the General Meeting shall announce separate elections for vacancies. Such elections shall be arranged pursuant to general procedure and shall be conducted by all Shareholders who did not cast their votes while electing Members of the Supervisory Board, with the reservation that one share shall be equivalent to one vote, without applying any privileges or restrictions.

14. If no group able to elect a Member of the Supervisory Board is formed at the General Meeting , the election shall not be conducted.

15. At the moment of electing at least one Member of the Supervisory Board pursuant to

procedure specified herein, the mandates of all hitherto members of the Supervisory Board expire before the completion of their term in office, excluding persons appointed by a unit specified in a separate law. Further elections shall be conducted pursuant to general provisions determined in § 14 of these here Regulations.

§15

[Closing the General Meeting]

After the agenda is exhausted, the Chairman of the General Meeting shall announce that the General Meeting is closed..

§16

[Minutes]

1. The debate of the General Meeting shall be recorded in the minutes by a Notary Public. The Minutes shall confirm that the General Meeting is called duly and correctly and is able to pass resolution, they shall list submitted motions and passed resolutions, specifying the number of votes on each resolution and submitted objections. The Minutes shall be accompanied by the list of attendance with signatures of participants in the General Meeting.
2. Written statements of participants in the General Meeting shall be accepted and enclosed to the Minutes, upon request of such participants.

RESOLUTION NO. 39

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding closing the discussion

§ 1

Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 31 January 2006, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to close the discussion regarding the issue raised by the Shareholder Zdzislaw Kedzierski in the point no 19 regarding the point no 12 of the agenda of the Ordinary General Meeting of the Company i.e. the acknowledgement of fulfilment of duties of the Company's Management Board (requesting the answer from the Supervisory Board for the question regarding the reasons for not passing the resolutions regarding the acknowledgement of fulfilment of duties of some Members of the Company's Management Board).

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO 40

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the recall from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to recall Mr. Andrzej Olechowski from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO 41

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the establishment of the number of members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 14 par. 1 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting decides that the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. shall consist of seven persons.

RESOLUTION NO 42

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the establishment of the number of independent members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 14 par. 1 of the Regulations of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting decides that the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. shall consist of at least three persons fulfilling the independence criteria mentioned in § 8 item 5 of the Company's Articles of Association.

RESOLUTION NO 43

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 27 June 2006

regarding the appointment of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 4 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Maciej Mataczynski to the position of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 44

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Wieslaw Rozlucki to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.
Mr. Wieslaw Rozlucki fulfils the criteria set forth in § 8 par. 5 of the Company Articles of Association and made the relevant statement.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 45

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 27 June 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Ryszard Sowinski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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[1] The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

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